Form 10-K, Exhibit 13
period 1995-09-30
JOHNSON CONTROLS INC
filed 1995-12-20
CIK 53669

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

FISCAL 1995 COMPARED TO FISCAL 1994

SALES
Consolidated net sales for 1995 reached a record $8,330 million, representing a 21% increase from 1994. A substantial portion of the increase reflects higher sales of automotive seating. A 34% increase in automotive segment sales to $3,836 million was primarily generated by the Company's participation in new and successful vehicle programs worldwide and continued strong North American vehicle production levels. New vehicle programs launched in 1995 in which the Company participated included Chrysler's Cirrus/Stratus sedans and Jeep Cherokee, General Motors' Jimmy/ Blazer and Toyota's Avalon. In January 1995 we acquired the remaining interest in a domestic seating business which produces rear seats for the Ford Explorer. The consolidation of this business also contributed to the year-over-year increase. European seating sales increased substantially as a result of the success of new business for customers including Ford, Rover and Skoda, and favorable currency translation rates.

Controls segment sales for 1995 were $2,630 million, 16% greater than in 1994. This increase stemmed from a higher level of activity in the existing buildings market. Strong growth within the worldwide integrated facility management market was largely due to the acquisition of Procord, a United Kingdom facility management services provider, in September 1994. A contract to operate six United Kingdom Atomic Energy Authority sites in March 1995, was also a major contributor to the sales increase. Sales of retrofit control systems to the non-residential buildings market, primarily in the form of performance contracts, also contributed to the increase. Facility management activity in the U.S. government market was lower year over year.

Plastics segment sales rose 19% over the 1994 level to $1,192 million. The improvement resulted from the pass-through of higher resin prices to customers worldwide and higher unit shipments of water, other beverage and single-serve soft drink containers in both North America and Europe. Increased sales to emerging Latin American markets and favorable currency translation rates also contributed to the sales improvement. Sales of plastics machinery improved modestly as compared to the prior year, partially due to the acquisition in the third quarter of 1995 of B&W Kunststoffmaschinenbau Handelsgesellschaft mbH, a plastics machinery manufacturer located in Germany and the Czech Republic.

Sales of the battery segment declined 9% to $672 million in 1995.
Total unit shipments were lower due to the loss of the supply contract to Sears, Roebuck & Company, for which final shipments were made in September 1994. Several factors helped offset a portion of this decline. The segment's unit shipments to existing customers, both in the aftermarket and to original equipment manufacturers, increased approximately 8%. In addition, higher lead costs, which are passed through to customers in pricing, increased sales.

Assuming continued slow economic expansion in the U.S. and in Europe, management expects consolidated sales for 1996 will exceed 1995 levels. Automotive segment sales are expected to increase approximately 10%-15%, reflecting the launch of new business, both domestically and outside the U.S., the Company's participation in successful vehicle models, and relatively stable vehicle production levels in North America and Europe. These comments do not reflect the effects of the Company's anticipated acquisition of the Roth Freres companies. See "Pending Acquisition". Management expects an increase in controls segment sales of approximately 10%-15%. The anticipated driver of this increase is a higher level of activity in the existing buildings market, primarily in integrated facility management and performance contracting. At September 30, 1995, the unearned backlog of commercial building systems, services, and integrated facility management contracts, to be executed within the next fiscal year, was $1,122 million. The increase from the prior year amount of $857 million was due to growth in orders for performance contracting and integrated facility management, including acquisitions. The unearned backlog of government operations and maintenance contracts, which reflects only the noncancellable portion of uncompleted contracts, was $442 million at September 30, 1995. This was 25% lower than the prior year as a result of scope reductions on several U.S. government projects and the loss of certain contracts. Plastics segment sales improvement of 10%-15% is expected in 1996 from gains in container unit volumes, particularly in Europe and Latin America. Battery segment sales are expected to increase approximately 5%-10% from 1995 levels as a result of increased sales to new and existing customers and further penetration of the original equipment market.

                     Common Stock Price Range            Dividends
----------------------------------------------------------------------
                      1995              1994             1995    1994
First Quarter   $ 45 7/8-50 3/8    $51 1/2-55 1/2        $ .39   $ .36
Second Quarter    45 3/4-52 1/2     52    -61 1/4          .39     .36
Third Quarter     50 5/8-58 1/4     44 7/8-56 3/4          .39     .36
Fourth Quarter    56 3/8-66         46 1/2-53 1/2          .39     .36
----------------------------------------------------------------------
Year            $ 45 3/4-66        $44 7/8-61 1/4        $1.56   $1.44
----------------------------------------------------------------------

OPERATING INCOME
Consolidated operating income was $449 million for 1995, an increase of 23% over 1994. The increase can be primarily attributed to the strong improvement in consolidated net sales.

The automotive segment's operating income of $222 million was 54% higher than the prior year. The segment benefited from higher volumes in both North America and Europe, and successful cost containment initiatives which lowered manufacturing expense. The segment's European operations generated income during 1995 as compared with a loss in the prior year, reflecting a number of new programs moving from the start-up phase into production.

Operating income of the controls segment improved 12% to $106 million as a result of the increased activity in the worldwide existing buildings market. Income grew at a lesser rate than sales primarily due to the high level of investments associated with supporting the rapid integrated facilities management growth and the assimilation of acquisitions.

Plastics operating income of $74 million rose 3% over the prior year due to the increases in European container and worldwide plastics machinery volumes.
In North America, container operating margins declined due to unabsorbed fixed costs which resulted from weaker than anticipated market demand. The Company was successful in recovering resin price increases from customers, however, this also lowered the operating margin percentage.

Battery operating income decreased 15% in 1995 to $47 million as a result of the overall unit volume decline noted above. The segment was successful at reducing costs to partially offset the effect of a volume decline. The segment's fourth-quarter operating income exceeded the prior year's results despite the loss of the Sears account, reflecting the group's success in reducing costs.

Consolidated operating income is expected to improve in 1996, with the improvement derived primarily from the higher projected sales. The automotive segment's operating income is anticipated to rise as the benefits from volume increases related to new business and involvement in successful vehicle programs will more than offset higher product development costs associated with new programs. The automotive segment has supply agreements with certain of its customers that provide for annual productivity price reductions and, in some instances, for the recovery of material and labor cost increases. The segment has been, and anticipates it will continue to be, able to substantially offset any sales price changes with cost reductions from design changes, productivity improvements and similar programs with suppliers. The controls segment will continue to benefit from the activity in the existing buildings market, especially from sales of retrofit systems. The plastics segment is expected to show operating income improvement due to increased worldwide sales and cost reduction programs. The battery segment's operating income is expected to increase over 1995, primarily as a result of higher unit shipments and continued cost reduction efforts.

OTHER INCOME/EXPENSE
Net interest expense in 1995 was $57 million, $17 million higher than the prior year. The increase resulted from the financing associated with acquisitions and higher short-term interest rates. Net interest expense for 1996 is expected to remain level with the current year before considering the possible impact of business acquisitions. See "Pending Acquisition."

Interest income of $6 million was $2 million higher than the prior year as proceeds from the issuance of long-term debt were held on deposit for part of the year.

Miscellaneous-net expense of $10 million was $7 million higher than the prior year because of a decline in equity income. The lower equity income was primarily due to the approximately $6 million impact of the devaluation of the Mexican peso on the Company's unconsolidated Mexican affiliates.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS



PROVISION FOR INCOME TAXES
The effective income tax rate for 1995 was 42%, slightly lower than the 1994 rate of 43%. The effective rate declined due to improved performance by the Company's European operations. The effective rate for the fiscal year remained higher than the combined federal and state statutory rate of approximately 40%, due in part to overall higher foreign effective rates.

MINORITY INTERESTS
Minority interests in net earnings of subsidiaries increased $8 million to $29 million in 1995. The increase relates to higher earnings from certain of the Company's North American automotive seating joint ventures.

NET INCOME
Net income rose 19% in 1995 to $196 million as a result of the increase in operating income, offset by the increases in interest and miscellaneous-net expenses. Primary and fully diluted earnings per share were $4.53 and $4.27, respectively, for 1995, up from $3.80 and $3.60 in 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

SALES
Consolidated net sales rose 11% in 1994 to $6,871 million. This increase was generated by improvements in all four business segments. Sales of automotive seating and seating components rose 12% over the prior year to $2,874 million. This increase was primarily driven by strong North American vehicle production and the Company's participation in new and successful vehicle programs. New vehicle programs with which the Company participated included Chrysler's Jeep Grand Cherokee, Concorde, Intrepid, Vision, and Neon, Ford's Villager and Nissan's Quest and Altima. North American automotive industry car and light truck production grew approximately 13% over the prior year period. European seating sales improved slightly over 1993 levels. The increase resulting from our participation in successful vehicle programs in Europe, primarily with Toyota and SEAT, a Volkswagen subsidiary, was partially offset by declines in existing business.

Controls segment sales improved 11% over 1993 to $2,260 million. This increase was generated by higher sales to the North American commercial buildings market, in particular, the installation of control systems in existing buildings. Strong growth within the integrated facility management market also contributed to the sales increase. International sales increased, principally due to a U.K. acquisition and higher activity in the Pacific Rim. Government facility management activities decreased slightly. The segment completed three acquisitions during 1994 including Network Integration Services, a domestic network installation and operations management specialist acquired in January; Haydon, a United Kingdom controls service business acquired in July; and Procord, a United Kingdom integrated facility management services provider acquired in September.

Plastics segment sales for 1994 were $998 million, representing an 11% improvement over the comparable 1993 period. The increase was driven by higher unit shipments of all container types, both domestically and in Europe. Non-soft drink container sales, primarily high-heat bottles for juices and isotonic sports drinks and water containers, grew substantially. Soft drink container unit shipments improved slightly, led by single-serve containers. Price reductions, however, had an offsetting impact on soft drink container sales. Plastics blowmolding machinery sales improved modestly.

Higher unit shipments helped the battery segment increase sales to $738 million, an 8% improvement over the prior year. Aftermarket unit shipment increases resulted from the extreme winter and summer weather, while strong domestic vehicle production resulted in higher shipments to the original equipment market. Current year volumes were only slightly impacted by the loss of the supply contract with Sears, under which final shipments were made in September 1994.

OPERATING INCOME
Consolidated operating income increased 17% to $365 million, principally as a result of the improvement in sales. Operating income for the automotive segment rose $16 million, or 12%, over the prior year. North American income benefited from higher volume and improved manufacturing efficiencies associated with existing vehicle programs. This increase was partially offset by higher engineering, research and development, and administrative expenses associated with the support of new and existing vehicle programs. The high level of investment reflects the emerging trend by vehicle manufacturers to outsource design, development and project management of seating systems and to reimburse suppliers for these costs through prices on future seat sales as opposed to up-front reimbursement. European operations continued to operate at a loss; however, results were slightly improved from the prior year. Volume improvements related to new business were largely offset by higher engineering and administrative expenses incurred to support the European growth.

The controls segment's operating income improved $10 million or 12% over 1993 as a result of the increased sales to the existing commercial buildings market.

Plastics operating income rose $10 million, or 16%, over the prior year. Sales growth of higher margin non-soft drink containers was the primary reason for this increase. In addition, productivity improvements and continuing programs to contain and reduce costs offset competitive pricing pressures and contributed to increases in margins.

Battery operating income rose $16 million, or 41%, in 1994 as a result of the substantial increase in unit volumes and manufacturing efficiency improvements. During the year, the segment accrued over $10 million of costs associated with the announced closings of two manufacturing plants scheduled for 1995. The plant closings and other cost reduction programs resulted from the segment's need to lower its cost structure. Prior year operating income reflected approximately $10 million in charges associated with the closings of two other plants.

OTHER INCOME/EXPENSE

Net interest expense was $7 million lower than the prior year. A decrease experienced through the first half of 1994, resulting from business segments

                                                Operating      Assets        Depreciation/       Capital
Year ended September 30,        Net Sales        Income      (Year End)      Amortization      Expenditures
--------------------------------------------------------------------------------------------------------------------------
(in millions)
1995
Automotive                      $3,836.3        $221.8       $1,647.2           $131.8         $212.0
Controls                         2,630.3         105.8        1,073.1             46.9           56.5
Plastics                         1,191.7          74.6          840.0             74.3          135.4
Battery                            672.0          46.6          482.8             35.5           46.8
Unallocated                            -             -          277.8                -              -
                                ------------------------------------------------------------------------------------------
Consolidated                    $8,330.3        $448.8       $4,320.9           $288.5         $450.7
--------------------------------------------------------------------------------------------------------------------------
1994
Automotive                      $2,874.0        $143.8       $1,308.5           $102.0         $168.3
Controls                         2,259.9          94.5          929.1             44.8           28.7
Plastics                           998.2          72.2          722.1             69.6           90.0
Battery                            738.4          54.7          462.5             41.9           60.5
Unallocated                            -             -          384.7                -              -
                                ------------------------------------------------------------------------------------------
Consolidated                    $6,870.5        $365.2       $3,806.9           $258.3         $347.5
--------------------------------------------------------------------------------------------------------------------------
1993
Automotive                      $2,556.4        $128.2       $1,028.4           $ 95.4         $145.6
Controls                         2,040.3          84.3          732.3             44.2           31.9
Plastics                           900.3          62.2          686.8             58.3           57.8
Battery                            684.7          38.7          454.1             40.4           63.0
Unallocated                            -             -          329.2                -              -
                                ------------------------------------------------------------------------------------------
Consolidated                    $ 6,181.7       $313.4       $3,230.8           $238.3         $298.3
--------------------------------------------------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


the recapitalization of certain foreign operations in the prior year, was partially offset by an increase in fourth-quarter expense associated with the issuance of $125 million of 8.2% debentures.

Miscellaneous-net expense declined by $3 million compared to 1993. This primarily resulted from a $5 million increase in equity income associated with improved performance by automotive seating and battery equity affiliates.

PROVISION FOR INCOME TAXES
The effective income tax rate for 1994 was 43%, slightly higher than the 1993 rate of 42%. The effective rate for the fiscal year remained higher than the combined U.S. federal and state statutory rate of approximately 40%, due to higher foreign effective tax rates and nondeductible amortization of goodwill associated with business acquisitions.

MINORITY INTERESTS
Minority interests in net earnings of subsidiaries increased to $21 million from $16 million in 1993. The increase was due to improved performance by certain of the Company's North American automotive seating joint ventures.

NET INCOME
Net income, before the cumulative effect of 1993 accounting changes described below, rose 20% in 1994 to $165 million as the result of improvements in operating income, interest expense and equity income. Primary and fully diluted earnings per share before the cumulative effect of accounting changes, were $3.80 and $3.60, respectively, for 1994, up from $3.16 and $2.98 in 1993.

During 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The combined cumulative effect of these accounting changes was a one-time charge of $151.8 million before taxes ($122 million, or $2.99 per share on a primary basis and $2.81 per share fully diluted, after taxes.) In addition, 1993 earnings from operations were reduced by $20.1 million ($7.1 million, or $.20 per share on a primary basis and $.22 per share fully diluted, after taxes) for incremental costs resulting from the accounting changes.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

Capital expenditures were $451 million, $348 million, and $298 million in 1995, 1994 and 1993, respectively. Consistent with the prior year, a significant portion of 1995 expenditures related to the expansion of automotive facilities and product lines, both domestically and in Europe. Expenditures were also made for capacity expansion for quarterly financial data
                                                    First          Second          Third        Fourth        Full
Year ended September 30,                           Quarter         Quarter        Quarter       Quarter       Year
------------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data; unaudited)

1995
Net sales                                          $1,857.6        $2,050.5       $2,180.9      $2,241.3     $8,330.3
Gross profit                                       $  277.3        $  288.5       $  319.0      $  372.9     $1,257.7
Net income                                         $   41.2        $   32.3       $   55.3      $   67.0     $  195.8
Earnings per share
             Primary                               $    .95        $    .73       $   1.28      $   1.57     $   4.53
             Fully diluted                         $    .90        $    .70       $   1.21      $   1.46     $   4.27
------------------------------------------------------------------------------------------------------------------------------------
1994
Net sales                                          $1,585.0        $1,682.1       $1,757.8      $1,845.6     $6,870.5
Gross profit                                       $  252.6        $  241.0       $  278.3      $  336.6     $1,108.5
Net income                                         $   38.1        $   25.5       $   45.6      $   56.0     $  165.2
Earnings per share
             Primary                               $    .87        $    .56       $   1.06      $   1.31     $   3.80
             Fully diluted                         $    .83        $    .54       $   1.00      $   1.23     $   3.60
------------------------------------------------------------------------------------------------------------------------------------

plastic container operations. Capital expenditures for 1996 are projected to approximate $350-$375 million. The majority of the spending will be focused on new automotive seating product lines and European automotive facilities. Plastics spending will be lower in 1996 as a portion of the capacity that was put in place in 1995 was underutilized.

Goodwill increased $25 million to $519 million at September 30, 1995. The increase is attributable to business acquisitions during 1995. All acquisitions were accounted for as purchases and, as such, operating results are included since their respective acquisition dates.

Investments in partially-owned affiliates of $91 million were approximately $9 million lower than the prior year, primarily as a result of dividends received and currency translation effects, which more than offset the recording of equity income.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW
Cash provided by operating activities was $370 million during 1995 compared to $447 million in 1994. Increases in 1995 accounts receivable and other working capital items, resulting from higher levels of business activity, exceeded the benefit of increased net income as adjusted for depreciation, amortization of intangibles and other noncash income and expense items. Total working capital declined to $154 million at September 30, 1995 from $262 million one year ago. This decline reflects an increase in short-term debt which was used to fund the Company's capital spending and current year acquisitions.

CAPITALIZATION
The Company's capitalization of $2,168 million at September 30, 1995 included short-term debt of $198 million, long-term debt of $630 million and shareholders' equity of $1,340 million. Total debt as a percentage of total capitalization increased to 38% from 37% at September 30, 1994. In October 1994, the Company issued $103 million of medium-term notes, the proceeds of which were used to refinance $60 million of bank borrowings and $35 million of medium-term notes due in December 1994. In March 1995, the Company issued $125 million of 20-year, 7.7% debentures and $30 million of 6.92% private notes, the proceeds of which were used to refinance the Company's $150 million of 8.875% notes which would have been due in 1998.

A $250 million revolving line of credit agreement, established in 1991, is available to support working capital requirements and to back up commercial paper borrowings. At September 30, 1995, $130 million of short-term borrowings were outstanding compared to $19 million in 1994. Additional unused credit facilities of approximately $324 million are available to the Company's international subsidiaries.

A shelf registration statement is on file with the Securities and Exchange Commission under which the Company can issue a total of $350 million in debt securities. Since the filing, $125 million of 7.7%, 20-year debentures, putable after 10 years, have been issued under the registration.

High credit ratings from Standard & Poor's (A), Moody's (A2) and Fitch (A) are maintained on the Company's long-term debt.

The Company's capital resources and liquidity position are considered sufficient to meet projected needs. Requirements for working capital, capital expenditures, dividends and debt maturities in fiscal 1996 will continue to be funded from operations, supplemented by short-term or long-term borrowings, if required.

Because of its global operations, the Company participates in the foreign exchange markets in order to minimize the Company's risk of loss from fluctuations in exchange rates. The Company closely monitors its exposure to fluctuations in currencies and, where cost-justified, adopts strategies to reduce the impact of these fluctuations on the Company's financial performance. These strategies include engaging in various hedging activities to manage income and cash flows denominated in foreign currencies, and using foreign currency borrowings when appropriate to finance investments outside the United States.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company's U.S. operations are governed by federal environmental laws, principally the Resource Conservation and Recovery

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, and the Clean Water Act, as well as state counterparts ("Environmental Laws"), and by federal and state laws addressing worker safety and health ("Worker Safety Laws"). These laws govern ongoing operations and the remediation of sites associated with past operations. Under certain circumstances these laws provide for civil and criminal penalties and fines, as well as injunctive and remedial relief.

The Company's policy is to comply with applicable Environmental Laws and Worker Safety Laws, and it has expended substantial resources, both financial and managerial, to comply with such laws and for measures designed to protect the environment and maximize worker protection and safety. In addition, in view of diminishing capacity and increasing costs and liabilities associated with the usage of disposal facilities, the Company continues to implement processes and procedures designed to reduce waste.

The Company believes it is in substantial compliance with such laws, and maintains procedures designed to ensure compliance. However, the Company has been, and in the future may become, the subject of formal or informal enforcement actions or proceedings. Such matters typically are resolved by negotiation with regulatory authorities resulting in commitments to compliance or abatement programs and payment of penalties. Historically, neither such commitments nor penalties imposed on the Company have been material.

Environmental Laws require that certain parties fund remedial actions regardless of fault, legality of original disposal or ownership of the site. The Company is currently participating in environmental assessment and remediation at a number of sites under these laws, and it is likely that in the future the Company will be involved in additional environmental assessments and remediations. Such sites include facilities that had been engaged in the recycling of lead batteries.

Future remediation costs at these and other sites are subject to a number of uncertainties, including the method and extent of remediation (dependent, in part, on existing laws and technology), the percentage and type of material attributable to the Company, the financial viability of site owners and the other parties, and the availability of insurance coverage. A charge to earnings is recorded for sites when it is probable that a liability has been incurred and the cost can be reasonably estimated.

While environmental considerations are a part of all significant capital expenditure decisions, in excess of $2 million of the Company's total expenditures in 1995 related solely to environmental compliance. In addition, remedial response and related expenses were approximately $9 million. At September 30, 1995, an accrued liability of approximately $33 million was maintained relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or claims against third parties. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental assessment and remediation matters can be determined at this time, the Company does not expect that these matters will have a materially adverse effect on its financial position, results of operations or cash flows.

On June 30, 1995, the Company appealed to the Wisconsin Court of Appeals, the Milwaukee County Circuit Court's order granting the summary judgment motion of the Employers Insurance of Wausau and dismissing Johnson Controls' complaint seeking to recover environmental investigation and remediation costs at 21 sites. The Circuit Court based its decision on the reasoning of a 1994 Wisconsin Supreme Court case that held that under the law of Wisconsin, response costs under CERCLA (a/k/a Superfund) are not "damages" as that term is used in comprehensive general liability policies. The Company has not recorded any anticipated recoveries of future insurance proceeds, and therefore, the outcome of this case should have no significant impact on the Company's consolidated financial statements.

If future Environmental and Worker Safety Laws contain more stringent requirements than currently anticipated, expenditures may have a more significant effect on the Company's financial position, results of operations or cash flows. Competitors face the same laws, and, accordingly, the Company should not be placed at a competitive disadvantage.


PENDING ACQUISITION

The Company has reached agreement to acquire approximately 75% of the Roth Freres companies for $175 to $200 million. Roth Freres is a major supplier of seating and interior components to the European automotive industry. Headquartered in Strasbourg, France, it is a privately held company with estimated 1995 sales of $600 million. The acquisition is expected to be completed by December 31, 1995, following government approvals. Financing for the acquisition will initially be with short-term debt.

CONSOLIDATED STATEMENT OF INCOME

(in millions, except per share data)                                          Year ended September 30,

                                                                       1995            1994            1993
Net sales                                                            $8,330.3        $6,870.5         $6,181.7
Cost of sales                                                         7,072.6         5,762.0          5,233.2
                                                                     -----------------------------------------
        Gross profit                                                  1,257.7         1,108.5            948.5
Selling, general and administrative expenses                            808.9           743.3            635.1
                                                                     -----------------------------------------
        Operating income                                                448.8           365.2            313.4
                                                                     -----------------------------------------
Interest income                                                           6.2             4.4              5.8
Interest expense                                                        (57.4)          (40.7)           (47.7)
Miscellaneous - net                                                      (9.7)           (2.5)            (5.3)
                                                                     -----------------------------------------
        Other income (expense)                                          (60.9)          (38.8)           (47.2)
                                                                     -----------------------------------------
Income before income taxes,
   minority interests and cumulative effect of accounting changes       387.9           326.4            266.2
Provision for income taxes                                              162.9           140.3            112.8
Minority interests in net earnings of subsidiaries                       29.2            20.9             15.5
                                                                     -----------------------------------------
Income before cumulative effect of accounting changes                   195.8           165.2            137.9
Cumulative effect of accounting changes, net of income taxes               --              --           (122.0)
                                                                     -----------------------------------------
Net income                                                           $  195.8        $  165.2         $   15.9
                                                                     -----------------------------------------
Earnings available for common shareholders                           $  186.4        $  155.9         $    6.8
                                                                     -----------------------------------------
Earnings per share before cumulative effect of accounting changes
        Primary                                                      $   4.53        $   3.80         $   3.16
        Fully diluted                                                $   4.27        $   3.60         $   2.98
                                                                     -----------------------------------------
Cumulative effect of accounting changes per share
        Primary                                                            --              --         $  (2.99)
        Fully diluted                                                      --              --         $  (2.81)
                                                                     -----------------------------------------
Earnings per share
        Primary                                                      $   4.53         $  3.80         $    .17
        Fully diluted                                                $   4.27         $  3.60         $    .17(1)
                                                                     -----------------------------------------

The accompanying notes are an integral part of the financial statements.
(1) Calculation is anti-dilutive.

                 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions)                                                                                               September 30,
                                                                                                   -----------------------------
                                                                                                      1995                  1994
ASSETS
Cash and cash equivalents                                                                         $  103.8              $  132.6
Accounts receivable, less allowance for doubtful accounts of $22.2 and $23.4, respectively         1,287.5               1,067.0
Inventories                                                                                          355.5                 304.7
Other current assets                                                                                 317.1                 274.2
                                                                                                   -----------------------------
        Current assets                                                                             2,063.9               1,778.5
Property, plant and equipment - net                                                                1,518.8               1,333.4
Goodwill, less amortization of $128.7 and $106.4, respectively                                       519.1                 493.8
Investments in partially owned affiliates                                                             90.8                  99.7
Other noncurrent assets                                                                              128.3                 101.5
                                                                                                   -----------------------------
        Total assets                                                                              $4,320.9              $3,806.9

LIABILITIES AND EQUITY
Short-term debt                                                                                   $  130.2              $   19.2
Current portion of long-term debt                                                                     67.7                  24.8
Accounts payable                                                                                     983.5                 814.9
Accrued compensation and benefits                                                                    258.5                 246.3
Accrued income taxes                                                                                  35.5                  39.4
Billings in excess of costs and earnings on uncompleted contracts                                     87.8                  76.2
Other current liabilities                                                                            346.3                 295.6
                                                                                                   -----------------------------
        Current liabilities                                                                        1,909.5               1,516.4
================================================================================================================================
Long-term debt                                                                                       630.0                 670.3
Postretirement health and other benefits                                                             168.8                 167.1
Other noncurrent liabilities                                                                         272.4                 250.3


Shareholders equity                                                                                1,340.2               1,202.8
                                                                                                   -----------------------------
        Total liabilities and equity                                                              $4,320.9              $3,806.9
================================================================================================================================

The accompanying notes are an integral part of the financial statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS


(in millions)                                                                                   Year ended September 30,
                                                                                         1995            1994            1993
OPERATING ACTIVITIES
Net income                                                                             $195.8          $165.2          $ 15.9
Adjustments to reconcile net income to cash provided by operating activities
        Depreciation                                                                    256.3           230.4           212.1
        Amortization of intangibles                                                      32.2            27.9            26.2
        Equity in earnings of partially owned affiliates                                 (1.6)           (9.4)           (4.9)
        Noncurrent deferred income taxes                                                 (1.7)           (3.1)          (23.9)
        Cumulative effect of accounting changes                                            --              --           122.0
        Other                                                                              --             1.5            24.9
        Changes in working capital, excluding acquisition of businesses
                Accounts receivable                                                    (216.4)         (103.3)          (55.3)
                Inventories                                                             (40.0)           (8.0)           19.4
                Other current assets                                                    (40.6)          (19.6)          (43.2)
                Accounts payable and accrued liabilities                                181.0           186.7           184.0
                Accrued income taxes                                                     (5.6)          (20.0)           24.2
                Billings in excess of costs and earnings on uncompleted contracts        10.8            (1.1)           (9.7)
                                                                                        -------------------------------------
                        Cash provided by operating activities                           370.2           447.2           491.7
                                                                                        -------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                                                   (450.7)         (347.5)         (298.3)
Sale of property, plant and equipment                                                    17.3            28.3            16.3
Acquisition of businesses                                                               (30.6)         (167.9)          (56.1)
Additions of long-term investments                                                       (6.4)          (21.7)          (11.4)
Proceeds from long-term investments                                                      18.1            11.5            13.1
Other                                                                                      .3              .2              .9
                                                                                        -------------------------------------
                        Cash used by investing activities                              (452.0)         (497.1)         (335.5)
                                                                                        -------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in short-term debt                                                  107.1           (17.5)          (99.9)
Issuance of long-term debt                                                              218.8           202.8            42.1
Repayment of long-term debt                                                            (206.8)          (26.5)          (36.8)
Payment of cash dividends                                                               (76.3)          (71.4)          (68.1)
Other                                                                                     9.7             4.4             9.4
                                                                                        -------------------------------------
                        Cash provided (used) by financing activities                     52.5            91.8          (153.3)
                                                                                        -------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               .5             3.0           (11.4)
                                                                                        -------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                     $  (28.8)        $  44.9        $   (8.5)
=============================================================================================================================


The accompanying notes are an integral part of the financial statements.

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                             Unearned               Capital in               Treasury    Cumulative
                                              Preferred    Compensation    Common    Excess of    Retained    Stock,     Translation
(in millions)                         Total     Stock        - ESOP        Stock     Par Value    Earnings    at Cost    Adjustments
-----------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1992                $ 1,194.2    $ 171.1     $(159.4)      $ 7.0      $ 493.6     $ 681.4     $(55.2)       $55.7
Net income                                15.9         --          --          --           --        15.9         --           --
Reduction of guaranteed ESOP debt          6.0         --         6.0          --           --          --         --           --
Cash dividends
  Series D preferred ($3.97 per
    one ten-thousandth of a share),
    net of $4.1 million tax benefit       (9.1)        --          --          --           --        (9.1)        --           --
  Common ($1.36 per share)               (54.9)        --          --          --           --       (54.9)        --           --
Translation adjustments                  (79.6)        --          --          --           --          --         --        (79.6)
Other, including options exercised         6.5       (3.0)         --          --          9.4          --         .1           --
-----------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1993                  1,079.0      168.1      (153.4)        7.0        503.0       633.3      (55.1)       (23.9)
Net income                               165.2         --          --          --           --       165.2         --           --
Reduction of guaranteed ESOP debt          6.8         --         6.8          --           --          --         --           --
Cash dividends
  Series D preferred ($3.97 per
    one ten-thousandth of a share),
    net of $3.6 million tax benefit       (9.3)        --          --          --           --        (9.3)        --           --
  Common ($1.44 per share)               (58.5)        --          --          --           --       (58.5)        --           --
Translation adjustments                   16.4         --          --          --           --          --         --         16.4
Other, including options exercised         3.2       (4.0)         --          .1          6.9          --         .2           --
-----------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1994                  1,202.8      164.1      (146.6)        7.1        509.9       730.7      (54.9)        (7.5)
Net income                               195.8         --          --          --           --       195.8         --           --
Reduction of guaranteed ESOP debt          7.9         --         7.9          --           --          --         --           --
Cash dividends
  Series D preferred ($3.97 per
    one ten-thousandth of a share),
    net of $3.1 million tax benefit       (9.4)        --          --          --           --        (9.4)        --           --
  Common ($1.56 per share)               (63.8)        --          --          --           --       (63.8)        --           --
Translation adjustments                     .3         --          --          --           --          --         --           .3
Other, including options exercised         6.6       (4.0)         --          --         10.6          --         --           --
-----------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1995                 $1,340.2    $ 160.1     $(138.7)       $7.1       $520.5      $853.3     $(54.9)       $(7.2)
-----------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Johnson Controls, Inc. and its majority-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated. Investments in partially owned affiliates are accounted for by the equity method when the Company's interest exceeds 20%. Gains and losses from the translation of most foreign currency financial statements are accumulated as a separate component of shareholders' equity.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most inventories at domestic locations. Cost of other inventories is determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: The Company uses the straight-line method of depreciation for financial reporting purposes and accelerated methods for income tax purposes.The general range of useful lives for financial reporting is 10 to 50 years for buildings and improvements and 3 to 20 years for machinery and equipment.

INTANGIBLES: Goodwill arising from business acquisitions is amortized using the straight-line method over periods of 15 to 40 years. Patents and other intangibles are amortized over their estimated lives. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the goodwill to the net carrying value of goodwill.

REVENUE RECOGNITION: The Company recognizes revenue from long-term contracts of the controls segment and machinery produced by the plastics segment over the contractual period under the percentage-of-completion method of accounting (see "Long-Term Contracts"). In all other cases, the Company recognizes revenue at the time products are shipped or as services are performed.

LONG-TERM CONTRACTS: Under the percentage-of-completion method of accounting used for long-term contracts, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recorded when identified. Claims against customers are recognized as revenue upon settlement. The amount of accounts receivable due after one year is not significant.

EARNINGS PER SHARE: Primary earnings per share are computed by dividing net income, after deducting dividend requirements on the Series D Convertible Preferred Stock, by the weighted average number of common shares and common stock equivalents which would arise from the exercise of stock options. Fully diluted earnings are computed by deducting from net income the after-tax compensation expense which would arise from the assumed conversion of the Series D Convertible Preferred Stock, which was $5.8 million, $5.9 million and $6.0 million in 1995, 1994 and 1993, respectively. Fully diluted weighted average shares assume the conversion of the Series D Convertible Preferred Stock, if dilutive, plus the dilutive effect of the stock options.

The weighted average number of shares used in the primary and fully diluted earnings per share computations were as follows:


                        Year ended September 30,
-------------------------------------------------
(in millions of shares)   1995    1994    1993
                       --------------------------
Primary                   41.2    41.0    40.8
Fully diluted             44.5    44.3    44.3
-------------------------------------------------

CASH FLOW: For purposes of the Consolidated Statement of Cash Flows, the Company considers all investments with a maturity of three months or less at the time of purchase to be cash equivalents.

ACCOUNTING CHANGES: Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," No. 109, "Accounting for Income Taxes," and No. 112, "Employers' Accounting for Postemployment Benefits."
The combined cumulative effect of the accounting changes was a one-time charge of $151.8 million before taxes ($122 million or $2.99 per share on a primary basis and $2.81 per share fully diluted, after taxes). Additional disclosures related to these accounting changes are included in Note 8 for SFAS No. 106,
Note 11 for SFAS No. 109 and Note 9 for SFAS No. 112.

NOTE 1 - INVENTORIES

                                      September 30,
------------------------------------------------------
(in millions)                    1995            1994
                                ----------------------
Raw materials and supplies      $145.1          $100.2
Work in process                  112.9           112.6
Finished goods                   149.6           134.0
------------------------------------------------------
FIFO inventories                 407.6           346.8
LIFO reserve                     (52.1)          (42.1)
------------------------------------------------------
LIFO inventories                $355.5          $304.7
------------------------------------------------------

Inventories valued by the LIFO method of accounting were approximately
61% and 66% of total inventories at September 30, 1995 and 1994, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

                                              September 30,
----------------------------------------------------------------
(in millions)                               1995            1994
                                       -------------------------
Buildings and improvements             $   594.8       $   553.6
Machinery and equipment                  2,168.1         1,868.2
Construction in progress                   220.7           193.5
----------------------------------------------------------------
                                         2,983.6         2,615.3
Land                                        57.9            53.9
----------------------------------------------------------------
                                         3,041.5         2,669.2
Less accumulated depreciation            1,522.7         1,335.8
----------------------------------------------------------------
Property, plant and equipment - net    $ 1,518.8       $ 1,333.4
----------------------------------------------------------------

Interest costs capitalized during 1995, 1994, and 1993 were $11.0 million, $5.9 million and $3.0 million, respectively.


NOTE 3 - LEASES

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $26 million and $31 million at September 30, 1995 and 1994, respectively.

Other facilities and equipment are leased under arrangements which are accounted for as operating leases. Total rental expense was $89 million in 1995, $73 million in 1994 and $72 million in 1993.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 1995 were as follows:

                                                Capital     Operating
                                                Leases       Leases
-------------------------------------------------------------------
(in millions)
1996                                           $  4.9       $  52.4
1997                                              4.8          39.7
1998                                              4.5          27.4
1999                                              4.4          16.7
2000                                              2.7           7.5
After 2000                                       17.5          45.6
-------------------------------------------------------------------
Total minimum lease payments                     38.8       $ 189.3
-------------------------------------------------------------------

Interest                                         12.4
Present value of net minimum lease payments    $ 26.4
-------------------------------------------------------------------

NOTE 4 - SHORT-TERM DEBT AND CREDIT AGREEMENTS

Short-term debt at September 30, 1995 and 1994 consisted entirely of bank borrowings. At September 30, 1995, the Company had unsecured lines of credit available from banks totalling $579 million. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit totalling $255 million are available for support of outstanding commercial paper. The average short-term debt outstanding during 1995 and 1994 was $211 million and $144 million, respectively. The weighted average interest rate on short-term debt outstanding at September 30, 1995 and 1994, was 5.76% and 7.43%, respectively. Total interest paid on both long-term and short-term debt was $66 million, $43 million and $51 million in 1995, 1994 and 1993, respectively.


NOTE 5 - LONG-TERM DEBT

                                                                   September 30,
-------------------------------------------------------------------------------------
(in millions)                                                   1995            1994
                                                                --------------------
Bank borrowings                                               $    --        $  60.0

Unsecured notes
        6.15% due in 1996                                        30.0           30.0
        8.875% due in 1998                                         --          149.8
        8.2% due in 2024                                        125.0          125.0
        6.92% due in 1998                                        30.0             --
        7.7% due in 2015                                        124.8             --

Industrial revenue bonds due through 2006,
        net of unamortized discount of $3.0 million
        in 1995 and $3.2 million in 1994                         51.4           52.3

Medium-term notes due in 1996, 1997 and 1999
        at an average interest rate of 7.56%                    123.0           54.8

Guaranteed ESOP debt due in increasing annual
        installments through 2004 at an average
        interest rate of 7.34% (tied in part to LIBOR)          138.7          146.6

Capital lease obligations                                        26.4           34.9
Other                                                            48.4           41.7
------------------------------------------------------------------------------------
                                                                697.7          695.1
Less current portion                                             67.7           24.8
------------------------------------------------------------------------------------
Long-term debt                                                $ 630.0        $ 670.3
------------------------------------------------------------------------------------

In March 1995, the Company refinanced its $150 million, 8.875% debentures due in 1998 by issuing $125 million of 7.7% debentures due in 2015 and $30 million of 6.92% private placement notes due in 1998.

In October 1994, the Company issued $53 million of 7.18% medium-term notes due in 1997 and $50 million of 7.63% medium-term notes due in 1999. The proceeds were used to refinance a portion of the existing medium-term notes and certain bank borrowings. Accordingly, at September 30, 1994, $60 million of bank borrowings and $35 million of the medium-term notes due in 1995 were classified as long-term debt.

Industrial revenue bond financed facilities have been accounted for as plant and equipment. The related bonds issued by the government units are recorded as long-term debt. Fixed rate industrial revenue bonds totalling $27 million at September 30, 1995 and $28 million at September 30, 1994 had a weighted average interest rate of 6.3%. Variable rate bonds of $27 million at September 30, 1995 and $28 million at September 30, 1994 had weighted average interest rates of 4.7% and 3.9%, respectively.

In 1989 the Company established an employee stock ownership plan (ESOP). The ESOP was financed with $175 million in debt issued by the ESOP. The ESOP debt is guaranteed by the Company as to payment of principal and interest and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $10 million for each of the years 1995, 1994, and 1993 has not been reflected as interest expense in the Company's Consolidated Statement of Income.

The installments of long-term debt maturing in each of the next five years (including the guaranteed ESOP debt) are: 1996 - $68 million, 1997 - $34 million, 1998 - $104 million, 1999 - $19 million and 2000 - $78 million.

The indentures for the unsecured notes and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.


NOTE 6 - FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of long-term debt shown below was determined using market interest rates and discounted future cash flows.
The fair values of hedging instruments were obtained from dealer quotes and published foreign currency exchange rates. A comparison of the carrying values in the Consolidated Statement of Financial Position and estimated fair values of these financial instruments is as follows:


                                        September 30,
----------------------------------------------------------------------
(in millions)                   1995                    1994
                        ----------------------------------------------
                        Carrying        Fair     Carrying        Fair
                          Value         Value      Value         Value
---------------------------------------------------------------------
Long-term debt            $630          $665       $670          $663
Forward contracts            4             6          5             5
Interest rate swap           5             6          2             3
----------------------------------------------------------------------

HEDGING TRANSACTIONS: The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in exchange rates. The Company enters into forward exchange contracts to hedge certain of its foreign currency commitments. Realized and unrealized gains and losses on these contracts are recognized as income in the same periods as the hedged commitments. The Company's forward exchange contracts generally have maturities which do not exceed twelve months in duration, and are designed to coincide with settlement dates of the related transactions.

In March 1994, the Company settled its $54 million cross-currency interest rate swap agreement and subsequently entered into a cross-currency interest rate swap agreement and forward contract to continue to hedge a portion of its $160 million of net investments in its German subsidiaries. Under the swap, the Company receives interest based on a floating U.S. dollar commercial paper rate on $30 million and pays interest based on a floating Deutschemark ("DM") LIBOR rate on 50 million DM through March 1997, at which time the Company will receive $30 million in exchange for paying 50 million DM. Under the terms of the forward contract, the Company will pay 50 million DM in exchange for $30 million in March 1997. Related foreign exchange gains and losses on the notional principal values of these two instruments are deferred in the cumulative translation adjustments account ("CTA") within shareholders' equity. The total pretax exchange loss deferred in CTA of approximately $14 million at September 30, 1995, was offset by translation gains on the underlying net investments. Gains and losses on the interest component of the swap are recorded as interest expense in the Consolidated Statement of Income on a current basis.

All contracts are executed with major international financial institutions and, as such, the Company does not anticipate that these institutions will fail to perform.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following forward contracts, by which the Company sold or purchased currencies, were outstanding at September 30, 1995:


  Currency          Currency        Contract
    Sold           Purchased         Amount
------------------------------------------
(in millions)
British Pound      German DM          $100
German DM          U.S. Dollar          84
Spanish Peseta     German DM            44
Canadian Dollar    U.S. Dollar          35
Portuguese Escudo  German DM            19
German DM          Belgian Franc        13
U.S. Dollar        Italian Lira         13
French Franc       German DM            11
Others                                  57
------------------------------------------
                                      $376
------------------------------------------

NOTE 7 - SHAREHOLDERS' EQUITY

                                            September 30,
------------------------------------------------------------
(in millions of shares)                 1995            1994
                                     -----------------------
Preferred Stock, $1.00 par value
        Authorized                      2.0             2.0

        Issued and outstanding
              Series D Convertible        *               *
------------------------------------------------------------
Common Stock, $.16 2/3 par value
        Authorized                    150.0           150.0
        Issued and outstanding         41.1            40.7
------------------------------------------------------------

*312.7224 and 320.4416 shares of Series D Convertible Preferred Stock were outstanding at September 30, 1995 and 1994, respectively.

In 1989 the Company issued 341.7969 shares of 7.75% Series D Convertible Preferred Stock to its newly established ESOP for $175 million. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20.

The ESOP financed its purchase of the Preferred Stock units by issuing debt in the amount of $175 million. The ESOP debt is guaranteed by the Company and is therefore recorded as long-term debt of the Company. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 1995 and 1994 resulting from the above transactions was $21 million and $18 million, respectively.

Preferred Stock units are allocated to participating employees based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death, or vested termination.

Each allocated unit may be converted into one share of common stock or redeemed for cash equal to the greater of the current market value of the common stock or $51.20, at the election of the employee or beneficiary, upon retirement, death or vested termination. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. As of September 30, 1995, 3.1 million shares of common stock were reserved for the conversion of the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders net of their tax benefit.

The Company held 1.7 million shares of its common stock in treasury at September 30, 1995. These shares may be used for a variety of purposes, including employee benefit and stock option plans.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between one and ten years after date of grant. Shares available for future grant under stock option plans were 1.2 million at September 30, 1995.

Following is a summary of activity in the stock option plans for 1995 and 1994:


                                     Weighted         Shares
                                      Average       Subject to
                                   Option Price       Option          SARs
---------------------------------------------------------------------------
Outstanding
        September 30, 1993            $34.74        1,422,846       259,898
                Granted                53.81          664,900       137,200
                Exercised              31.01          295,090        33,291
                Cancelled              39.80          160,116        22,984
---------------------------------------------------------------------------
Outstanding
        September 30, 1994             42.69        1,632,540       340,823
                Granted                49.31          693,700       210,058
                Exercised              33.81          418,055        77,118
                Cancelled              45.72          330,543        77,960
---------------------------------------------------------------------------
Outstanding,
        September 30, 1995(1)         $47.32        1,577,642       395,803
---------------------------------------------------------------------------
Exercisable,
        September 30, 1995            $37.90          476,492       130,428
---------------------------------------------------------------------------

(1) Option exercise prices range from $33.13 to $53.81 per share.


Under the terms of a Rights Agreement, as amended effective November 16, 1994, each share of the Company's common stock entitles its holder to one Right. The Rights Agreement provides that if

20% or more of the Company's common stock is acquired, the Rights become exercisable. Further, upon the occurrence of certain defined events, the Rights entitle the holder to purchase common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the Right's exercise price of $175. In addition, the Rights Agreement permits the Company's Board of Directors, in certain circumstances, to exchange the Rights for shares of common stock and permits a bidder to call for a shareholders' vote to redeem the Rights. The Rights are subject to redemption by the Board of Directors for $.01 per Right. The Rights have no voting power and expire November 30, 2004.

Approximately $47 million of consolidated retained earnings at September 30, 1995 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.

NOTE 8 - RETIREMENT PLANS

PENSION BENEFITS: The Company has noncontributory defined benefit pension plans covering most domestic and certain foreign employees. The benefits provided are based primarily on years of service and average compensation or a monthly retirement benefit amount. Funding for domestic pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Also, the Company makes contributions to union-trusteed pension funds for construction and service personnel and to defined contribution plans for the majority of Johnson Controls World Services Inc. employees. Net pension expense for defined benefit plans included the following components:



                                                 Year ended September 30,
--------------------------------------------------------------------------------
(in millions)                             1995            1994            1993
                                       ---------------------------------------
Service cost                             $28.0           $25.6           $23.3

Interest cost on projected
        benefit obligation                46.5            41.7            37.1

Actual return on plan assets             (75.6)          (16.7)          (67.1)

Net amortization and deferral             21.6           (33.6)           20.3
--------------------------------------------------------------------------------
Net pension expense                      $20.5           $17.0           $13.6
--------------------------------------------------------------------------------

The following schedule details the funded status of the Company's defined benefit pension plans. Plans with assets exceeding the accumulated benefit obligation (ABO) are segregated by column from plans with the ABO exceeding assets. The plans with the ABO exceeding assets were primarily foreign plans which are not subject to ERISA. The projected benefit obligation was determined using assumed discount rates of 7.75% and 8.0% at September 30, 1995 and 1994, respectively. Pension expense was determined using assumed discount rates of 8.0% in 1995 and 8.25% in 1994 and 1993. The assumed long-term rate of return on plan assets was 9.75% in 1995, and 10% in 1994 and 1993. The average rate of compensation increase assumed was 6.0% in 1995, 1994 and 1993.


                                                          September 30,
-------------------------------------------------------------------------------------------
(in millions)                                1995                            1994
                                   --------------------------------------------------------
                                   Assets            ABO           Assets            ABO
                                   Exceed           Exceeds        Exceed          Exceeds
                                    ABO             Assets          ABO            Assets
-------------------------------------------------------------------------------------------
Actuarial present value
        of benefit obligations
                Vested             $408.5          $ 97.0          $350.8          $  91.3
                Nonvested            26.7             4.7            24.0              4.5
-------------------------------------------------------------------------------------------
Accumulated benefit
        obligation                  435.2           101.7           374.8             95.8
Effect of projected
        salary increases            117.2            12.5            95.6             13.0
-------------------------------------------------------------------------------------------
Total projected benefit
        obligation                  552.4           114.2           470.4            108.8
Plan assets at fair value           546.6            49.1           473.6             53.8
-------------------------------------------------------------------------------------------
(Deficit) excess of plan
        assets over projected
        benefit obligation           (5.8)          (65.1)            3.2            (55.0)
Unrecognized
        transitional asset          (27.2)           (9.9)          (29.8)            (2.4)
Unrecognized net loss                49.7            11.1            49.4              3.7
-------------------------------------------------------------------------------------------
Prepaid (accrued)
        pension expense           $  16.7          $(63.9)        $  22.8           $(53.7)
-------------------------------------------------------------------------------------------

At the measurement dates of June 30, 1995 and 1994, plan assets included approximately 402,000 and 390,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $22.7 million and $18.9 million at the respective dates.

During 1989, the Company established an ESOP as part of its existing savings and investment (401K) plan, which is available to eligible domestic employees. The ESOP issued debt to finance its purchase of 3.4 million units (341.7969 shares) of the Company's Series D Convertible Preferred Stock for $175 million. The Preferred Stock units are being allocated to participating employees over the 15-year term of the ESOP debt and held in trust until the employees' retirement, death, or vested termination. As of September 30, 1995, approximately 1,249,000 Preferred Stock units had been allocated to employees.

The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $6 million in 1995, $5 million in 1994, and $4 million in 1993. Total compensation expense recorded by the Company was $19 million, $13 million and $5 million in 1995, 1994 and 1993, respectively.

POSTRETIREMENT HEALTH AND OTHER BENEFITS: The Company provides certain healthcare and life insurance benefits for eligible retirees and their dependents. These benefits are not funded, but are paid as incurred. Eligibility for coverage is based on meeting

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


certain years of service and retirement age qualifications. These benefits may be subject to deductibles, copayment provisions and other limitations, and the Company has reserved the right to modify these benefits. Effective January 31, 1994, the Company modified certain salaried plans to place a limit on the Company's cost of future annual retiree medical benefits at no more than 150% of the 1993 cost. Most international employees are covered by government sponsored programs, and the cost to the Company is not significant.

Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No.106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions" using the immediate transition option. Under SFAS No. 106, the costs of retiree healthcare and life insurance benefits are accrued over relevant employee service periods. Previously, these costs generally were charged to expense as claims were paid.

As of October 1, 1992, the accumulated postretirement benefit obligation (transition obligation) based on the substantive plans for these benefits was $149 million before taxes ($91 million or $2.23 per share on a primary basis and $2.10 per share fully diluted, after taxes). In accordance with the requirements of SFAS No. 106, the transition obligation was charged to 1993 income as the cumulative effect of an accounting change.

Net postretirement benefit expense included the following components:

                                                Year ended September 30,
-------------------------------------------------------------------------------
(in millions)                            1995            1994            1993
                                       ----------------------------------------
Service cost                            $  4.3          $  4.5          $  6.0
Interest cost on accumulated
    benefit obligation                    11.2            11.0            12.1
Net amortization and deferral             (1.9)           (1.6)             --
-------------------------------------------------------------------------------
Net postretirement benefit expense       $13.6           $13.9           $18.1
-------------------------------------------------------------------------------

The status of the Company's postretirement benefit plans is as follows:


                                                            September 30,
-------------------------------------------------------------------------------
(in millions)                                           1995            1994
                                                     --------------------------
Actuarial present value of accumulated
    postretirement benefit obligation
        Retirees                                      $ 84.5          $ 74.5
        Vested active plan participants                 15.5            17.9
        Other plan participants                         44.5            52.9
-------------------------------------------------------------------------------
                                                       144.5           145.3
-------------------------------------------------------------------------------
Unrecognized prior service cost                         30.4            28.9
Unrecognized net gain (loss)                             4.6            (1.9)
-------------------------------------------------------------------------------
Accrued postretirement benefit obligation             $179.5          $172.3
-------------------------------------------------------------------------------


The accumulated postretirement benefit obligation was determined using assumed discount rates of 7.75% and 8.0% at September 30, 1995 and 1994, respectively. An assumed discount rate of 8.0% and 8.25% was used to determine postretirement benefit expense for 1995 and 1994, respectively. The September 30, 1995 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 12% and 9% for pre-65 and post-65 years of age employees, respectively. The September 30, 1994 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 13% and 10% for pre-65 and post-65 years of age employees, respectively. These rates decrease 1% per year to an ultimate rate of 6%. The healthcare cost trend rate assumption has a significant affect on the amounts reported. To illustrate, a one percentage point increase in the assumed healthcare cost trend rate would have increased the accumulated benefit obligation by $8 million at September 30, 1995, and the sum of the service and interest costs in 1995 by $1 million.

No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.

NOTE 9 - POSTEMPLOYMENT BENEFITS

Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 prescribes accrual accounting methods for employers who provide certain benefits to former or inactive employees after employment but before retirement. Previously, these costs were charged to expense as benefits were paid. Adoption of this standard resulted in a one time transition charge of $42.3 million before taxes ($26 million or $.64 per share on a primary basis and $.60 per share fully diluted, after taxes). In accordance with the requirements of SFAS No. 112, the transition obligation was charged to 1993 income as the cumulative effect of an accounting change. In 1995, the Company's accrued post-employment benefit obligation was reduced by approximately $12 million as disabled individuals became qualified for primary Medicare coverage.

NOTE 10 - RESEARCH AND DEVELOPMENT

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $137 million in 1995, $124 million in 1994, and $95 million in 1993.

NOTE 11 - INCOME TAXES

Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." SFAS No.
109 requires the use of the liability method of accounting for deferred income taxes. The liability method measures the expected tax impact of future taxable income or deductions implicit in the Consolidated Statement of Financial Position. The cumulative effect as of October 1, 1992 was an expense of $5.0 million, or $.12 per share on a primary basis and $.11 per share fully diluted.

Components of income before income taxes, minority interests and cumulative effect of accounting changes included the following:



                                               Year ended September 30,
-------------------------------------------------------------------------------
(in millions)                           1995            1994            1993
                                     ------------------------------------------
Domestic                               $307.6          $271.3          $231.5
Foreign                                  80.3            55.1            34.7
-------------------------------------------------------------------------------
Income before income taxes             $387.9          $326.4          $266.2
-------------------------------------------------------------------------------


Components of the provision for income taxes were as follows:


                                               Year ended September 30,
-------------------------------------------------------------------------------
(in millions)                           1995            1994            1993
                                     ------------------------------------------
Current
     Federal                            $110.2          $109.7          $106.8
     State                                24.0            22.3            23.0
     Foreign                              24.4            21.1            20.6
-------------------------------------------------------------------------------
                                         158.6           153.1           150.4
-------------------------------------------------------------------------------
Deferred
     Federal                              (1.4)          (17.1)          (35.4)
     State                                 (.6)           (1.3)           (4.8)
     Foreign                               6.3             5.6             2.6
-------------------------------------------------------------------------------
                                           4.3           (12.8)          (37.6)
-------------------------------------------------------------------------------
Provision for income taxes              $162.9          $140.3          $112.8
-------------------------------------------------------------------------------


An analysis of effective income tax rates is shown below:


                                               Year ended September 30,
-------------------------------------------------------------------------------
                                        1995            1994            1993
                                     ------------------------------------------
Federal statutory rate                  35.0%           35.0%           34.8%
State income taxes,
     net of federal benefit              4.2             4.2             4.3
Foreign tax expense at
     different rates and foreign
     losses without tax benefit           .7             2.3             4.2
Other                                    2.1             1.5             (.9)
-------------------------------------------------------------------------------
                                        42.0%           43.0%           42.4%
-------------------------------------------------------------------------------


Deferred taxes were classified in the Consolidated Statement of Financial Position as follows:


                                                            September 30,
-------------------------------------------------------------------------------
(in millions)                                           1995            1994
                                                     --------------------------
Other current assets                                    $87.6           $89.5
Other noncurrent assets                                   8.8             9.5
-------------------------------------------------------------------------------
Net deferred tax asset                                  $96.4           $99.0
-------------------------------------------------------------------------------


Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included:


                                                            September 30,
-------------------------------------------------------------------------------
(in millions)                                           1995            1994
                                                     --------------------------
DEFERRED TAX ASSETS
Accrued expenses and reserves                           $128.2          $111.4
Postretirement and postemployment benefits                78.7            81.8
Operating loss and foreign tax credit carryforwards       67.1            55.1
Long-term contracts                                         --            10.2
Other                                                     10.7            10.7
-------------------------------------------------------------------------------
                                                         284.7           269.2
Valuation allowance                                      (31.8)          (27.0)
-------------------------------------------------------------------------------
                                                         252.9           242.2
-------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Property, plant and equipment                             81.0            75.1
Employee benefits                                         15.6            27.3
Inventories                                                6.6            12.5
Leases                                                     3.3             4.1
Long-term contracts                                       18.7              --
Other                                                     31.3            24.2
-------------------------------------------------------------------------------
                                                         156.5           143.2
-------------------------------------------------------------------------------
Net deferred tax assets                                 $ 96.4          $ 99.0
-------------------------------------------------------------------------------


The valuation allowance primarily represents foreign loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. These tax benefits expire at various dates from 1996 to 2002.

Income taxes paid during 1995, 1994 and 1993 were $164 million, $162 million and $114 million, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries of $158 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

NOTE 12 - CONTINGENCIES

As of September 28, 1983, Hoover Universal, Inc. ("Hoover") sold the assets of its Wood Preserving Division to Hoover Treated Wood Products, Inc. ("HTWP"), a subsidiary of Ply-Gem Industries, Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


("PLY-GEM"). The agreement provided that Hoover retain certain liabilities relating to that business including liability for products shipped prior to October 1, 1983. One of the products of the Wood Preserving Division was fire retardant treated wood. In May 1985, Hoover became a subsidiary of the Company.

The Company and its subsidiary, Hoover, have received claims related to fire retardant treated wood sold and used in a number of structures primarily in the eastern half of the United States. These claims allege that the fire retardant treated wood loses its structural integrity under some circumstances over time. Plywood manufacturers, architects, wood treaters, builders, lumber suppliers, chemical suppliers and others are also involved in these claims.

A mediation process that includes many of these parties and their insurers is ongoing in New Jersey, where a number of these claims are located. The efforts have been successful in resolving much of that litigation.

The Company and its subsidiary are vigorously defending these claims and have been successful on certain of their defenses asserted in these claims to date. During 1993, the Company entered into agreements with two insurance carriers to provide a total of $65 million of insurance coverage on potential fire retardant treated wood claims. With respect to the underlying claims, liability cannot be reasonably estimated at this time. However, it is management's opinion that this matter will not have a materially adverse effect on the Company's financial position, results of operations or cash flows.

The Company is also involved in a number of proceedings and potential proceedings relating to environmental matters. At September 30, 1995, the Company had an accrued liability of approximately $33 million relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or claims against third parties. Because of the uncertainties associated with environmental assessment and remediation activities, our future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

Additionally, the Company is involved in a number of product liability and various other suits incident to the operation of its businesses. Insurance coverages are maintained and estimated costs are recorded for claims and suits of this nature. It is management's opinion that none of these will have a materially adverse effect on the Company's financial position, results of operations or cash flows.

Note 13 - SEGMENT INFORMATION

Reference is made to pages 20 through 26 for segment financial data and an unaudited description and discussion of the business segments.

All operating revenues and expenses are allocated to business segments and geographical areas in determining their operating incomes. Other income (expense), excluded from the determination of segment operating income, includes interest income and expense, equity in earnings of partially-owned affiliates, gains and losses from sales of long-term assets, foreign currency gains and losses and other miscellaneous expenses. Unallocated assets are corporate cash and cash equivalents, investments in partially owned affiliates and other non-operating assets.

All four of the Company's business segments have sales to the automotive industry. Four major automotive manufacturers accounted for between approximately 5% and 11% of the Company's net sales in each of the years 1995, 1994 and 1993. As of September 30, 1995, the Company had accounts receivable totalling $254 million from the major U.S. automotive manufacturers. The Company's controls and battery segments have sales to the U.S. Federal government which accounted for approximately 6% of the Company's net sales in 1995, 9% in 1994 and 10% in 1993. As of September 30, 1995, the Company's receivables from the U.S. Federal government were $62 million.

Product transfers from domestic to foreign locations amounted to $64 million in 1995, $56 million in 1994 and $54 million in 1993. Product transfers from foreign to domestic locations were $133 million in 1995, $43 million in 1994 and $57 million in 1993. Interarea transfers of manufactured products are at prices in excess of cost. The resultant income is assigned to the geographic area of manufacture.


GEOGRAPHIC AREAS                               Year ended September 30,
------------------------------------------------------------------------------
(in millions)                           1995            1994            1993
                                      ----------------------------------------
NET SALES
Domestic                              $5,873.6        $5,294.9        $4,751.0
European                               1,960.6         1,171.9         1,088.6
Other foreign                            496.1           403.7           342.1
------------------------------------------------------------------------------
        Consolidated                  $8,330.3        $6,870.5        $6,181.7
------------------------------------------------------------------------------
OPERATING INCOME
Domestic                              $  356.9        $  316.2        $  282.9
European                                  52.5            10.7             2.4
Other foreign                             40.7            37.9            27.7
Eliminations                              (1.3)             .4              .4
------------------------------------------------------------------------------
        Consolidated                     448.8           365.2           313.4
Other income (expense)                   (60.9)          (38.8)          (47.2)
------------------------------------------------------------------------------
Income before income taxes
  and minority interests              $  387.9        $  326.4        $  266.2
------------------------------------------------------------------------------
ASSETS (YEAR END)
Domestic                              $2,557.9        $2,261.6        $2,061.4
European                               1,275.7           991.5           721.9
Other foreign                            209.5           169.1           118.3
Unallocated                              277.8           384.7           329.2
------------------------------------------------------------------------------
        Consolidated                  $4,320.9        $3,806.9        $3,230.8
------------------------------------------------------------------------------

                            REPORT OF MANAGEMENT

Johnson Controls management has primary responsibility for the consolidated financial statements and other information included in this annual report and for ascertaining that the data fairly reflect the Company's financial position and results of operations. The Company prepared the consolidated financial statements in accordance with generally accepted accounting principles appropriate in the circumstances, and such statements necessarily include amounts that are based on best estimates and judgements with appropriate consideration given to materiality.

The Company's system of internal control is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by a careful selection and training of qualified personnel, a proper division of responsibilities, and dissemination of written policies and procedures. An internal audit program monitors the effectiveness of this control system.

The Audit Committee of the Board of Directors consists entirely of directors who are not employees of the Company. The Audit Committee reviews audit plans, internal controls, financial reports and related matters and meets regularly with the internal auditors and independent accountants, both of whom have open access to the Committee.

Price Waterhouse LLP, independent accountants, audited the Company's consolidated financial statements and issued the opinion below.

/s/ James H. Keyes

James H. Keyes
Chairman and Chief Executive Officer

/s/ Stephen A. Roell

Stephen A. Roell
Vice President and Chief Financial Officer


                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Shareholders of Johnson Controls, Inc.

In our opinion, the statements appearing on pages 27 through 38 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes effective October 1, 1992.


PRICE WATERHOUSE LLP

Milwaukee, Wisconsin
October 23, 1995

                              FIVE YEAR SUMMARY

(dollars in millions, except per share data)                                       Year ended September 30,
----------------------------------------------------------------------------------------------------------------------------------

                                                                        1995         1994        1993(1)       1992         1991

OPERATING RESULTS
Net sales                                                             $8,330.3     $6,870.5    $ 6,181.7     $5,156.5    $ 4,559.0
Operating income                                                      $  448.8     $  365.2    $   313.4     $  274.1    $   232.9
Income before cumulative effect of accounting changes                 $  195.8     $  165.2    $   137.9     $  123.0    $    95.1
Net income                                                            $  195.8     $  165.2    $    15.9     $  123.0    $    95.1
Earnings per share before cumulative effect of accounting changes
   Primary                                                            $   4.53     $   3.80    $    3.16     $   2.86    $    2.19
   Fully diluted                                                      $   4.27     $   3.60    $    2.98     $   2.73    $    2.11
Earnings per share
   Primary                                                            $   4.53     $   3.80    $     .17     $   2.86    $    2.19
   Fully diluted                                                      $   4.27     $   3.60    $     .17(2)  $   2.73    $    2.11
Return on average shareholders' equity                                     16%          15%          13%(3)       11%           9%
Capital expenditures                                                  $  450.7     $  347.5    $   298.3     $  237.4    $   155.9
Depreciation                                                          $  256.3     $  230.4    $   212.1     $  188.8    $   169.0
Number of employees                                                     59,200       54,800       50,100       46,800       42,700

FINANCIAL POSITION

Working capital                                                       $  154.4     $  262.1    $   247.1     $  279.1    $   270.8
Total assets                                                          $4,320.9     $3,806.9    $ 3,230.8     $3,179.5    $ 2,841.0
Long-term debt                                                        $  630.0     $  670.3    $   500.4     $  503.3    $   490.6
Total debt                                                            $  827.9     $  714.3    $   552.0     $  677.8    $   732.6
Shareholders' equity                                                  $1,340.2     $1,202.8    $ 1,079.0     $1,194.2    $ 1,064.0
Total debt to total capitalization                                         38%          37%          34%          36%          41%
Book value per share                                                  $  32.09     $  29.10    $   26.30     $  29.47    $   26.64

COMMON SHARE INFORMATION

Dividends per share                                                   $   1.56     $   1.44    $    1.36     $   1.28    $    1.24
Market prices
   High                                                               $     66     $ 61 1/4    $  59 1/8     $ 43 3/4    $  35 1/8
   Low                                                                $ 45 3/4     $ 44 7/8    $  38 5/8     $ 30 3/8    $  17 1/8
Number of shareholders                                                  37,971       33,227       30,483       27,464       25,625
Weighted average shares (in millions)
   Primary                                                                41.2         41.0         40.8         40.1         39.6
   Fully diluted                                                          44.5         44.3         44.3         43.8         43.3
----------------------------------------------------------------------------------------------------------------------------------



(1) Results include the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," No. 109, "Accounting for Income Taxes," and No.
     112, "Employers' Accounting for Postemployment Benefits." The combined cumulative effect of the accounting changes was a one-time charge of $122 million or $2.99 per share on a primary basis and $2.81 per share fully diluted, after taxes.

(2)  Calculation is anti-dilutive.

(3) The net income amount used in calculation excludes the cumulative effect of accounting changes; however, the cumulative effect has been reflected in average equity computation.