Form 10-K, Exhibit 13
period 1996-09-30
JOHNSON CONTROLS INC
filed 1996-12-16
CIK 53669

                                                                EXHIBIT 13


Incorporated by Reference Sections of the Annual Report to Shareholders.


                                Common Stock Price Range                Dividends
-------------------------------------------------------------------------------------
                      1996                    1995               1996            1995
First Quarter   $57-3/4 - 69-3/4        $45-7/8 - 50-3/8        $  .41          $ .39
Second Quarter   64-5/8 - 75-5/8         45-3/4 - 52-1/2           .41            .39
Third Quarter        67 - 75-1/8         50-5/8 - 58-1/4           .41            .39
Fourth Quarter   62-1/2 - 76-1/2         56-3/8 - 66               .41            .39
-------------------------------------------------------------------------------------
Year            $57-3/4 - 76-1/2        $45-3/4 - 66             $1.64          $1.56
=====================================================================================

 BUSINESS SEGMENTS(1)

                                               Operating        Assets          Depreciation/     Capital
Year ended September 30,        Net Sales       Income        (Year End)        Amortization    Expenditures
------------------------------------------------------------------------------------------------------------
(in millions)
1996
Automotive                       $5,308.1       $298.9          $2,349.9           $161.7         $190.8
Controls                          2,959.8        118.6           1,180.1             53.4           61.7
Plastics                            967.6         24.0             724.9             75.1           58.1
Battery                             773.9         58.5             574.5             39.5           59.8
Unallocated                             -            -             293.2                -              -
------------------------------------------------------------------------------------------------------------
Consolidated                    $10,009.4       $500.0          $5,122.6           $329.7         $370.4
============================================================================================================

1995
Automotive                       $3,945.3       $232.8          $1,690.3           $131.8         $212.0
Controls                          2,630.3        105.8           1,073.1             46.9           56.5
Plastics                          1,082.7         63.6             796.9             74.3          135.4
Battery                             672.0         46.6             482.8             35.5           46.8
Unallocated                             -            -             277.8                -              -
------------------------------------------------------------------------------------------------------------
Consolidated                     $8,330.3       $448.8          $4,320.9           $288.5         $450.7
============================================================================================================

1994
Automotive                       $2,982.1       $153.6          $1,352.0           $102.0         $168.3
Controls                          2,259.9         94.5             929.1             44.8           28.7
Plastics                            890.1         62.4             678.6             69.6           90.0
Battery                             738.4         54.7             462.5             41.9           60.5
Unallocated                             -            -             384.7                -              -
------------------------------------------------------------------------------------------------------------
Consolidated                     $6,870.5       $365.2          $3,806.9           $258.3         $347.5
============================================================================================================

(1)Prior year segment information has been reclassified to conform to the current year's presentation.

  QUARTERLY FINANCIAL DATA

                                First           Second          Third           Fourth            Full
Year ended September 30,        Quarter         Quarter         Quarter         Quarter           Year
---------------------------------------------------------------------------------------------------------
(in millions, except per share data; unaudited)
1996
Net sales                       $2,186.3        $2,440.4        $2,705.6        $2,677.1        $10,009.4
Gross profit                    $  313.4        $  310.2        $  373.1        $  391.7        $ 1,388.4
Net income                      $   47.0        $   36.4        $   69.3        $   82.0        $   234.7
Earnings per share
   Primary                      $   1.07        $    .82        $   1.60        $   1.90        $    5.39
   Fully diluted                $   1.02        $    .78        $   1.51        $   1.79        $    5.10
---------------------------------------------------------------------------------------------------------

1995
Net sales                       $1,857.6        $2,050.5        $2,180.9        $2,241.3        $ 8,330.3
Gross profit                    $  277.3        $  288.5        $  319.0        $  372.9        $ 1,257.7
Net income                      $   41.2        $   32.3        $   55.3        $   67.0        $   195.8
Earnings per share
   Primary                      $    .95        $    .73        $   1.28        $   1.57        $    4.53
   Fully diluted                $    .90        $    .70        $   1.21        $   1.46        $    4.27
---------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME

                                                       Year ended September 30,
----------------------------------------------------------------------------------
(in millions, except per share data)                   1996      1995       1994
Net Sales                                           $10,009.4  $8,330.3   $6,870.5
Cost of sales                                         8,621.0   7,072.6    5,762.0
----------------------------------------------------------------------------------
   Gross profit                                       1,388.4   1,257.7    1,108.5
Selling, general and administrative expenses            888.4     808.9      743.3
----------------------------------------------------------------------------------
   Operating income                                     500.0     448.8      365.2
----------------------------------------------------------------------------------
Interest income                                           8.0       6.2        4.4
Interest expense                                        (77.1)    (57.4)     (40.7)
Miscellaneous - net                                      11.9      (9.7)      (2.5)
----------------------------------------------------------------------------------
   Other income (expense)                               (57.2)    (60.9)     (38.8)
----------------------------------------------------------------------------------
Income before income taxes and minority interests       442.8     387.9      326.4
Provision for income taxes                              181.6     162.9      140.3
Minority interests in net earnings of subsidiaries       26.5      29.2       20.9
----------------------------------------------------------------------------------
Net income                                          $   234.7  $  195.8   $  165.2
----------------------------------------------------------------------------------
Earnings available for common shareholders          $   225.2  $  186.4   $  155.9
----------------------------------------------------------------------------------
Earnings per share
   Primary                                          $    5.39  $   4.53   $   3.80
   Fully diluted                                    $    5.10  $   4.27   $   3.60
----------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                              September 30,
--------------------------------------------------------------------------------
(in millions)                                             1996            1995
ASSETS
Cash and cash equivalents                               $  164.1        $  103.8
Accounts receivable, less allowance for doubtful
   accounts of $22.6 and $22.2, respectively             1,676.5         1,287.5
Inventories                                                421.1           355.5
Other current assets                                       331.8           317.1
--------------------------------------------------------------------------------
   Current assets                                        2,593.5         2,063.9
Property, plant and equipment - net                      1,679.1         1,518.8
Goodwill, less accumulated amortization
   of $155.8 and $128.7, respectively                      602.7           519.1
Investments in partially-owned affiliates                  128.4            90.8
Other noncurrent assets                                    118.9           128.3
--------------------------------------------------------------------------------
   Total assets                                         $5,122.6        $4,320.9
--------------------------------------------------------------------------------

LIABILITIES AND EQUITY
Short-term debt                                         $  250.0        $  130.2
Current portion of long-term debt                           35.5            67.7
Accounts payable                                         1,272.9           983.5
Accrued compensation and benefits                          248.3           258.5
Accrued income taxes                                        42.9            35.5
Billings in excess of costs and
   earnings on uncompleted contracts                        83.6            87.8
Other current liabilities                                  369.0           346.3
--------------------------------------------------------------------------------
   Current liabilities                                   2,302.2         1,909.5
--------------------------------------------------------------------------------
Long-term debt                                             756.5           630.0
Postretirement health and other benefits                   169.3           168.8
Other noncurrent liabilities                               386.8           272.4
Shareholders' equity                                     1,507.8         1,340.2
--------------------------------------------------------------------------------
   Total liabilities and equity                         $5,122.6        $4,320.9
--------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                        Year ended September 30,
------------------------------------------------------------------------------------------------------
(in millions)                                                    1996            1995            1994
OPERATING ACTIVITIES
Net income                                                      $234.7          $195.8          $165.2
Adjustments to reconcile net income to cash provided
   by operating activities
      Depreciation                                               292.1           256.3           230.4
      Amortization of intangibles                                 37.6            32.2            27.9
      Equity in earnings of partially-owned affiliates           (15.9)           (1.6)           (9.4)
      Deferred income taxes                                       39.5             4.3           (12.8)
      Other                                                        8.6               -             1.5
      Changes in working capital,
         excluding acquisition of businesses
         Accounts receivable                                    (184.0)         (216.4)         (103.3)
         Inventories                                             (42.3)          (40.0)           (8.0)
         Other current assets                                    (15.6)          (40.6)          (19.6)
         Accounts payable and accrued liabilities                133.8           181.0           186.7
         Accrued income taxes                                    (17.4)          (11.6)          (10.3)
         Billings in excess of costs and earnings on
            uncompleted contracts                                 (3.5)           10.8            (1.1)
------------------------------------------------------------------------------------------------------
               Cash provided by operating activities             467.6           370.2           447.2
------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                            (370.4)         (450.7)         (347.5)
Sale of property, plant and equipment                             16.8            17.3            28.3
Acquisition of businesses                                       (153.8)          (30.6)         (167.9)
Additions of long-term investments                               (12.5)           (6.4)          (21.7)
Proceeds from long-term investments                               11.9            18.1            11.5
Other                                                               .7              .3              .2
------------------------------------------------------------------------------------------------------
                Cash used by investing activities               (507.3)         (452.0)         (497.1)
------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in short-term debt                           101.1           107.1           (17.5)
Issuance of long-term debt                                       155.4           218.8           202.8
Repayment of long-term debt                                      (83.7)         (206.8)          (26.5)
Payment of cash dividends                                        (80.0)          (76.3)          (71.4)
Other                                                              6.9             9.7             4.4
------------------------------------------------------------------------------------------------------
                 Cash provided by financing activities            99.7            52.5            91.8
------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents        .3              .5             3.0
------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                $ 60.3          $(28.8)         $ 44.9
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                               Unearned               Capital in               Treasury  Cumulative
                                                 Preferred   Compensation   Common    Excess of    Retained    Stock,    Translation
                                         Total     Stock        - ESOP      Stock     Par Value    Earnings    at Cost   Adjustments
------------------------------------------------------------------------------------------------------------------------------------
(in millions)
AT SEPTEMBER 30, 1993                   $1,079.0   $168.1       $(153.4)     $7.0      $503.0     $  633.3     $(55.1)    $(23.9)
Net income                                 165.2        -             -         -           -        165.2          -          -
Reduction of guaranteed ESOP debt            6.8        -           6.8         -           -            -          -          -
Cash dividends
   Series D preferred ($3.97 per
   one ten-thousandth of a share),
   net of $3.6 million tax benefit          (9.3)       -             -         -           -         (9.3)         -          -
   Common ($1.44 per share)                (58.5)       -             -         -           -        (58.5)         -          -
Translation adjustments                     16.4        -             -         -           -            -          -       16.4
Other, including options exercised           3.2     (4.0)            -        .1         6.9            -         .2          -
------------------------------------------------------------------------------------------------------------------------------------

AT SEPTEMBER 30, 1994                    1,202.8    164.1        (146.6)      7.1       509.9        730.7      (54.9)      (7.5)
Net income                                 195.8        -             -         -           -        195.8          -          -
Reduction of guaranteed ESOP debt            7.9        -           7.9         -           -            -          -          -
Cash dividends
   Series D preferred ($3.97 per
   one ten-thousandth of a share),
   net of $3.1 million tax benefit          (9.4)       -             -         -           -         (9.4)         -          -
   Common ($1.56 per share)                (63.8)       -             -         -           -        (63.8)         -          -
Translation adjustments                       .3        -             -         -           -            -          -         .3
Other, including options exercised           6.6     (4.0)            -         -        10.6            -          -          -
------------------------------------------------------------------------------------------------------------------------------------

AT SEPTEMBER 30, 1995                    1,340.2    160.1        (138.7)      7.1       520.5        853.3      (54.9)      (7.2)
Net income                                 234.7        -             -         -           -        234.7          -          -
Reduction of guaranteed ESOP debt            9.0        -           9.0         -           -            -          -          -
Cash dividends
   Series D preferred ($3.97 per
   one ten-thousandth of a share),
   net of $2.7 million tax benefit          (9.5)       -             -         -           -         (9.5)         -          -
   Common ($1.64 per share)                (67.8)       -             -         -           -        (67.8)         -          -
Translation adjustments                    (13.8)       -             -         -           -            -          -      (13.8)
Other, including options exercised          15.0     (5.5)            -        .1        14.5            -        5.9          -
------------------------------------------------------------------------------------------------------------------------------------

AT SEPTEMBER 30, 1996                   $1,507.8   $154.6       $(129.7)     $7.2      $535.0     $1,010.7     $(49.0)    $(21.0)
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of Johnson Controls, Inc. and its majority-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated. Investments in partially-owned affiliates are accounted for by the equity method when the Company's interest exceeds 20%. Gains and losses from the translation of most foreign currency financial statements are accumulated as a separate component of shareholders' equity.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

INVENTORIES:

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most inventories at domestic locations. Cost of other inventories is determined on the first-in, first-out
(FIFO) method.

PROPERTY, PLANT AND EQUIPMENT:

The Company uses the straight-line method of depreciation for financial reporting purposes and accelerated methods for income tax purposes. The general range of useful lives for financial reporting is 10 to 50 years for buildings and improvements and 3 to 20 years for machinery and equipment.

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

EARNINGS PER SHARE:

Primary earnings per share are computed by dividing net income, after deducting dividend requirements on the Series D Convertible Preferred Stock, by the weighted average number of common shares and common stock equivalents which would arise from the exercise of stock options. Fully diluted earnings are computed by deducting from net income the after-tax compensation expense which would arise from the assumed conversion of the Series D Convertible Preferred Stock, which was $5.6 million, $5.8 million and $5.9 million in 1996, 1995 and 1994, respectively. Fully diluted weighted average shares assume the conversion of the Series D Convertible Preferred Stock, if dilutive, plus the dilutive effect of the stock options.

The weighted average number of shares used in the primary and fully diluted earnings per share computations were as follows:

                        Year ended September 30,
-----------------------------------------------
(in millions of shares)   1996    1995    1994
Primary                   41.8    41.2    41.0
Fully diluted             44.9    44.5    44.3
-----------------------------------------------

CASH FLOW:

For purposes of the Consolidated Statement of Cash Flows, the Company considers all investments with a maturity of three months or less at the time of purchase to be cash equivalents.

FUTURE ACCOUNTING CHANGES:

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Statement is effective for the Company's 1997 fiscal year. The financial statement effect of adoption is currently under review.

In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock Based Compensation." This Statement requires either recognition of compensation expense in the financial statements for those companies that adopt the fair value based accounting method or expanded disclosure of pro forma net income and earnings per share information for those companies that retain the current accounting method set forth in Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees." The Company plans to retain the current accounting method set forth in APB 25 and will begin expanded disclosure in its fiscal 1997 financial statements.

  NOTE 1 - INVENTORIES

                                 September 30,
----------------------------------------------
(in millions)                    1996    1995
Raw materials and supplies      $183.0  $145.1
Work in process                  118.2   112.9
Finished goods                   150.5   149.6
----------------------------------------------
FIFO inventories                 451.7   407.6
LIFO reserve                     (30.6)  (52.1)
----------------------------------------------
LIFO inventories                $421.1  $355.5
----------------------------------------------

Inventories valued by the LIFO method of accounting were approximately 50% and 53% of total inventories at September 30, 1996 and 1995, respectively.

  NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

                                      September 30,
--------------------------------------------------------
(in millions)                     1996            1995
Buildings and improvements      $  726.2        $  594.8
Machinery and equipment          2,422.9         2,168.1
Construction in progress           168.4           220.7
--------------------------------------------------------
                                 3,317.5         2,983.6
Land                                68.5            57.9
--------------------------------------------------------
                                 3,386.0         3,041.5
Less accumulated depreciation    1,706.9         1,522.7
--------------------------------------------------------
Property, plant
  and equipment - net           $1,679.1        $1,518.8
--------------------------------------------------------

Interest costs capitalized during 1996, 1995, and 1994 were $7.5 million, $11.0 million and $5.9 million, respectively.

  NOTE 3 - LEASES

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $39 million and $26 million at September 30, 1996 and 1995, respectively.

Other facilities and equipment are leased under arrangements which are accounted for as operating leases. Total rental expense was $103 million in 1996, $89 million in 1995 and $73 million in 1994.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 1996 were as follows:

                               Capital Operating
                               Leases   Leases
------------------------------------------------
(in millions)
1997                            $ 5.8   $ 66.5
1998                              5.8     51.0
1999                              6.2     35.2
2000                              4.5     22.0
2001                              4.3     12.1
After 2001                       19.7     51.1
------------------------------------------------
Total minimum lease payments     46.3   $237.9
------------------------------------------------
Interest                         13.8
-------------------------------------
Present value of net
  minimum lease payments        $32.5
-------------------------------------

  NOTE 4 - SHORT-TERM DEBT AND CREDIT AGREEMENTS

Short-term debt at September 30, 1996 and 1995 consisted entirely of bank borrowings. At September 30, 1996, the Company had unsecured lines of credit available from banks totalling $2,049 million. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit totalling $1,605 million are available for support of outstanding commercial paper including $1,100 million, expiring in September 1997, to support the interim financing for the Prince acquisition (see Note 13). The average short-term debt outstanding during 1996 and 1995 was $340 million and $211 million, respectively. The weighted average interest rate on short-term debt outstanding at September 30, 1996 and 1995 was 5.48% and 5.76%, respectively. Total interest paid on both long-term and short-term debt was $79 million, $66 million and $43 million in 1996, 1995 and 1994, respectively.

  NOTE 5 - LONG-TERM DEBT

                                                   September 30,
---------------------------------------------------------------------
(in millions)                                   1996            1995
Unsecured notes
   6.15% due in 1996                           $    -          $ 30.0
   6.92% due in 1998                             30.0            30.0
   7.7% due in 2015                             124.8           124.8
   8.2% due in 2024                             125.0           125.0
   6.95% due in 2045                            125.0               -
Industrial revenue bonds due through
   2006, net of unamortized discount
   of $2.6 million in 1996 and
   $3.0 million in 1995                          51.0            51.4
Medium-term notes due in 1997 and 1999
   at an average interest rate of 7.4%          103.0           123.0
Guaranteed ESOP debt due in increasing
   annual installments through 2004 at
   an average interest rate of 7.24%
   (tied in part to LIBOR)                      129.7           138.7
Capital lease obligations                        32.5            26.4
Other                                            71.0            48.4
---------------------------------------------------------------------
                                                792.0           697.7
Less current portion                             35.5            67.7
---------------------------------------------------------------------
Long-term debt                                 $756.5          $630.0
---------------------------------------------------------------------

In December 1995, the Company issued $125 million of 6.95%, 50 year debentures.

In March 1995, the Company refinanced its $150 million, 8.875% debentures due in 1998 by issuing $125 million of 7.7% debentures due in 2015 and $30 million of 6.92% private placement notes due in 1998.

Industrial revenue bond financed facilities have been accounted for as plant and equipment. The related bonds issued by the government units are recorded as long-term debt. Fixed rate industrial revenue bonds totalling $27 million at September 30, 1996 and 1995 had a weighted average interest rate of 6.3%. Variable rate bonds of $27 million at September 30, 1996 and 1995 had weighted average interest rates of 4.1% and 4.7%, respectively.

In 1989 the Company established an employee stock ownership plan (ESOP). The ESOP was financed with $175 million of debt issued by the ESOP. The ESOP debt is guaranteed by the Company as to payment of principal and interest and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $10 million for each of the years 1996, 1995, and 1994 has not been reflected as interest expense in the Company's Consolidated Statement of Income.

The installments of long-term debt maturing in each of the next five years (including the guaranteed ESOP debt) are: 1997 - $36 million, 1998 - $108 million, 1999 - $23 million, 2000 - $85 million and 2001 - $21 million.

The indentures for the unsecured notes and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.

  NOTE 6 - FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of long-term debt which was $762 million and $665 million at September 30, 1996 and 1995, respectively, was determined using market interest rates and discounted future cash flows. The fair values of hedging instruments were obtained from dealer quotes and published foreign currency exchange rates.

HEDGING TRANSACTIONS:

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in exchange rates. The Company enters into forward exchange contracts to hedge certain of its foreign currency commitments. Realized and unrealized gains and losses on these contracts are recognized in the same period as the hedged commitments. The Company's forward exchange contracts generally have maturities which do not exceed twelve months in duration, and are designed to coincide with settlement dates of the related transactions.

In March 1994, the Company settled its $54 million cross-currency interest rate swap agreement and subsequently entered into a cross-currency interest rate swap agreement and forward contract to continue to hedge a portion of its $150 million of net investments in its German subsidiaries. Under the swap, the Company receives interest based on a floating U.S. dollar commercial paper rate on $30 million and pays interest based on a floating Deutschemark (DM) LIBOR rate on 50 million DM through March 1997, at which time the Company will receive $30 million in exchange for paying 50 million DM. Under the terms of the forward contract, the Company will pay 50 million DM in exchange for $30 million in March 1997.

In December 1995, the Company entered into a seven-year amortizing French Franc
(FRF) cross currency interest rate swap to hedge a portion of its $160 million of net investments in its French subsidiaries. Under the swap, the Company receives interest based on a fixed U.S. dollar interest rate of 6.95% and pays a floating rate, indexed to the level of the six-month DM LIBOR rate, on the outstanding notional principal amounts in dollars and francs, respectively. The initial notional principal amounts of $80 million and FRF 400 million will remain outstanding until December 1, 1999. Under the terms of the contract, the Company will pay 100 million FRF in exchange for $20 million on the first business day in December 1999 and in each of the subsequent three years through December 2, 2002. On December 2, 2002 the swap will terminate with a final principal settlement of 100 million FRF paid by the Company in exchange for $20 million.

Related foreign exchange gains and losses on the notional principal values of these instruments are deferred in the cumulative translation adjustments account (CTA) within shareholders' equity. The net pretax exchange loss deferred in CTA of approximately $11 million at September 30, 1996 was offset by translation gains and losses on the underlying net investments. Gains and losses on the interest component of the swaps are included in interest expense in the Consolidated Statement of Income on a current basis. The fair value of these instruments approximate their carrying value at September 30, 1996 and 1995.

All contracts are executed with major international financial institutions and, as such, the Company does not anticipate that these institutions will fail to perform.

The following additional forward contracts, by which the Company sold or purchased currencies, were outstanding at September 30, 1996:

   Currency             Currency        Contract
     Sold               Purchased        Amount
------------------------------------------------
(in millions)
British Pounds          German DM       $ 99
British Pounds          U.S. Dollars      81
Canadian Dollars        U.S. Dollars      54
Spanish Peseta          German DM         34
German DM               U.S. Dollars      18
French Franc            German DM         16
Italian Lira            U.S. Dollars      15
U.S. Dollars            German DM         13
Others                                    85
------------------------------------------------
                                        $415
------------------------------------------------

The fair value of these forward contracts approximate their carrying value at September 30, 1996 and 1995.

  NOTE 7 - SHAREHOLDERS' EQUITY

                                                        September 30,
---------------------------------------------------------------------
(in millions of shares)                                 1996    1995
Preferred Stock, $1.00 par value
   Authorized                                             2.0     2.0
   Issued and outstanding Series D Convertible              *       *
---------------------------------------------------------------------
Common Stock, $.16-2/3 par value
   Authorized                                           150.0   150.0
   Issued and outstanding                                41.5    41.1
---------------------------------------------------------------------

*302.0084 and 312.7224 shares of Series D Convertible Preferred Stock were outstanding at September 30, 1996 and 1995, respectively.

In 1989 the Company issued 341.7969 shares of 7.75% Series D Convertible Preferred Stock to its newly established ESOP for $175 million. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20.

The ESOP financed its purchase of the Preferred Stock units by issuing debt in the amount of $175 million. The ESOP debt is guaranteed by the Company and is therefore recorded as long-term debt of the Company. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 1996 and 1995 resulting from the above transactions was $25 million and $21 million, respectively.

Preferred Stock units are allocated to participating employees based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death, or vested termination. Each allocated unit may be converted into one share of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. As of September 30, 1996, 3.0 million shares of common stock were reserved for the conversion of the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders net of their tax benefit.

The Company held 1.5 million shares of its common stock in treasury at September 30, 1996. These shares may be used for a variety of purposes, including employee benefit and stock option plans.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between one and ten years after date of grant. Shares available for future grant under stock option plans were 2.5 million at September 30, 1996.

Following is a summary of activity in the stock option plans for 1996 and 1995:

                                Weighted         Shares
                                Average         Subject to
                              Option Price       Option          SARs
-----------------------------------------------------------------------
Outstanding
   September 30, 1994           $42.69          1,632,540       340,823
      Granted                    49.31            693,700       210,058
      Exercised                  33.81            418,055        77,118
      Cancelled                  45.72            330,543        77,960
-----------------------------------------------------------------------
Outstanding
   September 30, 1995            47.32          1,577,642       395,803
      Granted                    63.69            738,815       174,565
      Exercised                  42.80            226,328        41,112
      Cancelled                  52.28            103,092         3,994
-----------------------------------------------------------------------
Outstanding,
   September 30, 1996(1)         53.66          1,987,037       525,262
-----------------------------------------------------------------------
Exercisable,
      September 30, 1996         44.10            475,849       141,108
-----------------------------------------------------------------------

(1) Option exercise prices range from $33.13 to $63.69 per share.

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

Approximately $50 million of consolidated retained earnings at September 30, 1996 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.

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

                              Year ended September 30,
------------------------------------------------------
(in millions)                   1996    1995    1994
Service cost                    $31.6   $28.0   $25.6
Interest cost on projected
   benefit obligation            51.7    46.5    41.7
Actual return on plan assets   (105.9)  (75.6)  (16.7)
Net amortization and deferral    47.6    21.6   (33.6)
------------------------------------------------------
Net pension expense             $25.0   $20.5   $17.0
------------------------------------------------------

The following schedule details the funded status of the Company's defined benefit pension plans. Plans with assets exceeding the accumulated benefit obligation (ABO) are segregated by column from plans with the ABO exceeding assets. The plans with the ABO exceeding assets were primarily foreign plans which are not subject to ERISA. The projected benefit obligation was determined using an assumed discount rate of 7.75% at September 30, 1996 and 1995. Pension expense was determined using assumed discount rates of 7.75% in 1996, 8.0% in 1995 and 8.25% in 1994. The assumed long-term rate of return on plan assets was 9.75% in 1996 and 1995, and 10% in 1994. The average rate of compensation increase assumed was 6.0% in 1996, 1995 and 1994.

                                                September 30,
-------------------------------------------------------------------------
                                        1996                 1995
                                 Assets       ABO      Assets       ABO
                                 Exceed     Exceeds    Exceed     Exceeds
(in millions)                      ABO      Assets       ABO      Assets
-------------------------------------------------------------------------
Actuarial present value
   of benefit obligations
      Vested                     $455.6     $ 87.0     $408.5     $ 97.0
      Nonvested                    28.1        3.8       26.7        4.7
-------------------------------------------------------------------------
Accumulated benefit obligation    483.7       90.8      435.2      101.7
Effect of projected
   salary increases               118.8       15.0      117.2       12.5
-------------------------------------------------------------------------
Total projected
   benefit obligation             602.5      105.8      552.4      114.2
Plan assets at fair value         664.0       40.7      546.6       49.1
-------------------------------------------------------------------------
(Deficit) excess of plan
   assets over projected
   benefit obligation              61.5      (65.1)      (5.8)     (65.1)
Unrecognized transitional asset   (22.9)      (2.7)     (27.2)      (9.9)
Unrecognized net (gain) loss      (11.3)       6.7       49.7       11.1
-------------------------------------------------------------------------
Prepaid (accrued)
   pension expense               $ 27.3     $(61.1)    $ 16.7     $(63.9)
-------------------------------------------------------------------------

At the measurement dates of June 30, 1996 and 1995, plan assets included approximately 412,000 and 402,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $28.7 million and $22.7 million at the respective dates.

During 1989, the Company established an ESOP as part of its existing savings and investment (401K) plan, which is available to eligible domestic employees. The ESOP issued debt to finance its purchase of 3.4 million units (341.7969 shares) of the Company's Series D Convertible Preferred Stock for $175 million. The Preferred Stock units are being allocated to participating employees over the 15-year term of the ESOP debt and held in trust until the employees' retirement, death, or vested termination. As of September 30, 1996, approximately 1,464,000 Preferred Stock units had been allocated to employees.

The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $8 million in 1996, $6 million in 1995, and $5 million in 1994. Total compensation expense recorded by the Company was $19 million in 1996 and 1995 and $13 million in 1994.

POSTRETIREMENT HEALTH AND OTHER BENEFITS:

The Company provides certain healthcare and life insurance benefits for eligible retirees and their dependents. These benefits are not funded, but are paid as incurred. Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, copayment provisions and other limitations, and the Company has reserved the right to modify these benefits. Effective January 31, 1994, the Company modified certain salaried plans to place a limit on the Company's cost of future annual retiree medical benefits at no more than 150% of the 1993 cost. Most international employees are covered by government sponsored programs, and the cost to the Company is not significant.

Net postretirement benefit expense included the following components:

                               Year ended September 30,
-------------------------------------------------------
(in millions)                   1996    1995    1994
Service cost                   $ 3.7    $ 4.3   $ 4.5
Interest cost on accumulated
   benefit obligation           10.8     11.2    11.0
Net amortization and deferral   (2.1)    (1.9)   (1.6)
-------------------------------------------------------
Net postretirement
   benefit expense             $12.4    $13.6   $13.9
-------------------------------------------------------

The status of the Company's postretirement benefit plans is as follows:

                                                September 30,
-------------------------------------------------------------
(in millions)                                   1996    1995
Actuarial present value of accumulated
   postretirement benefit obligation
      Retirees                                 $ 96.0  $ 84.5
      Vested active plan participants            12.4    15.5
      Other plan participants                    41.1    44.5
-------------------------------------------------------------
                                                149.5   144.5
-------------------------------------------------------------
Unrecognized prior service cost                  28.2    30.4
Unrecognized net gain                             3.7     4.6
-------------------------------------------------------------
Accrued postretirement benefit obligation      $181.4  $179.5
-------------------------------------------------------------

The accumulated postretirement benefit obligation was determined using an assumed discount rate of 7.75% at September 30, 1996 and 1995. Assumed discount rates of 7.75% in 1996, 8.0% in 1995 and 8.25% in 1994 were used to determine postretirement benefit expense. The September 30, 1996 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 11% and 8% for pre-65 and post-65 years of age employees, respectively. The September 30, 1995 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 12% and 9% for pre-65 and post-65 years of age employees, respectively. These rates decrease 1% per year to an ultimate rate of 6%. The healthcare cost trend rate assumption has a significant affect on the amounts reported. To illustrate, a one percentage point increase in the assumed healthcare cost trend rate would have increased the accumulated benefit obligation by $9 million at September 30, 1996, and the sum of the service and interest costs in 1996 by $1 million.

No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.

  NOTE 9 - RESEARCH AND DEVELOPMENT

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $165 million in 1996, $137 million in 1995 and $124 million in 1994.

  NOTE 10 - INCOME TAXES

Components of income before income taxes and minority interests included the following:

                               Year ended September 30,
-------------------------------------------------------
(in millions)                    1996    1995    1994
Domestic                        $380.2  $307.6  $271.3
Foreign                           62.6    80.3    55.1
-------------------------------------------------------
Income before income taxes      $442.8  $387.9  $326.4
-------------------------------------------------------

Components of the provision for income taxes were as follows:

                                Year ended September 30,
-------------------------------------------------------
(in millions)                    1996    1995    1994
Current
   Federal                      $ 98.1  $110.2  $109.7
   State                          19.8    24.0    22.3
   Foreign                        24.2    24.4    21.1
-------------------------------------------------------
                                 142.1   158.6   153.1
-------------------------------------------------------
Deferred
   Federal                        31.9    (1.4)  (17.1)
   State                           4.1     (.6)   (1.3)
   Foreign                         3.5     6.3     5.6
-------------------------------------------------------
                                  39.5     4.3   (12.8)
-------------------------------------------------------
Provision for income taxes      $181.6  $162.9  $140.3
-------------------------------------------------------

An analysis of effective income tax rates is shown below:

                               Year ended September 30,
-------------------------------------------------------
(in millions)                   1996    1995    1994
Federal statutory rate          35.0%   35.0%   35.0%
State income taxes,
   net of federal benefit        4.1     4.2     4.2
Foreign tax expense at
   different rates and foreign
   losses without tax benefit    1.3      .7     2.3
Other                             .6     2.1     1.5
-------------------------------------------------------
                                41.0%   42.0%   43.0%
-------------------------------------------------------

Deferred taxes were classified in the Consolidated Statement of Financial Position as follows:

                                September 30,
---------------------------------------------
(in millions)                   1996    1995
Other current assets            $62.7   $87.6
Other noncurrent assets          10.0     8.8
Other noncurrent liabilities     (6.2)      -
---------------------------------------------
Net deferred tax asset          $66.5   $96.4
---------------------------------------------

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included:

                                                 September 30,
--------------------------------------------------------------
(in millions)                                    1996    1995
DEFERRED TAX ASSETS
Accrued expenses and reserves                   $114.5  $128.2
Postretirement and postemployment benefits        79.8    78.7
Operating loss and foreign tax
   credit carryforwards                           68.3    67.1
Other                                             17.9    10.7
--------------------------------------------------------------
                                                 280.5   284.7
Valuation allowance                              (61.4)  (31.8)
--------------------------------------------------------------
                                                 219.1   252.9
--------------------------------------------------------------
DEFERRED TAX LIABILITIES
Property, plant and equipment                     88.3    81.0
Employee benefits                                 13.2    15.6
Inventories                                        6.4     6.6
Long-term contracts                               29.7    18.7
Other                                             15.0    34.6
--------------------------------------------------------------
                                                 152.6   156.5
--------------------------------------------------------------
Net deferred tax asset                          $ 66.5  $ 96.4
--------------------------------------------------------------

The valuation allowance primarily represents foreign loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. These tax benefits expire at various dates from 1997 to 2003.

Income taxes paid during 1996, 1995 and 1994 were $116 million, $164 million and $162 million, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries of $248 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

  NOTE 11 - CONTINGENCIES

The Company is involved in a number of proceedings and potential proceedings relating to environmental matters. At September 30, 1996, the Company had an accrued liability of approximately $32 million relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, the Company's future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

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

  NOTE 12 - SEGMENT INFORMATION

Reference is made to pages 23 through 29 for segment financial data and an unaudited description and discussion of the business segments.

All operating revenues and expenses are allocated to business segments and geographical areas in determining their operating incomes. Other income (expense), excluded from the determination of segment operating income, includes interest income and expense, equity in earnings of partially-owned affiliates, gains and losses from sales of long-term assets, foreign currency gains and losses and other miscellaneous expenses. Unallocated assets are corporate cash and cash equivalents, investments in partially-owned affiliates and other non-operating assets.

All four of the Company's business segments have sales to the automotive industry. Each of four major automobile manufacturers accounted for between approximately 5% and 12% of the Company's net sales in each of the years 1996, 1995 and 1994. As of September 30, 1996, the Company had accounts receivable totalling $385 million from these manufacturers.

Product transfers from domestic to foreign locations amounted to $72 million in 1996, $48 million in 1995 and $56 million in 1994. Product transfers from foreign to domestic locations were $71 million in 1996, $107 million in 1995 and $43 million in 1994. Interarea transfers of manufactured products are at prices in excess of cost. The resultant income is assigned to the geographic area of manufacture.

GEOGRAPHIC AREAS                 Year ended September 30,
----------------------------------------------------------------
(in millions)              1996           1995            1994
NET SALES
Domestic                $ 6,526.9       $5,873.6        $5,294.9
European                  2,942.9        1,960.6         1,171.9
Other foreign               539.6          496.1           403.7
----------------------------------------------------------------
   Consolidated         $10,009.4       $8,330.3        $6,870.5
----------------------------------------------------------------
OPERATING INCOME
Domestic                $   430.8       $  356.9        $  316.2
European                     50.8           52.5            10.7
Other foreign                19.1           40.7            37.9
Eliminations                  (.7)          (1.3)             .4
----------------------------------------------------------------
   Consolidated             500.0          448.8           365.2
Other income (expense)      (57.2)         (60.9)          (38.8)
----------------------------------------------------------------
Income before income
   taxes and minority
   interests            $   442.8       $  387.9        $  326.4
----------------------------------------------------------------
ASSETS (YEAR END)
Domestic                $ 2,796.4       $2,557.9        $2,261.6
European                  1,698.5        1,275.7           991.5
Other foreign               334.5          209.5           169.1
Unallocated                 293.2          277.8           384.7
----------------------------------------------------------------
   Consolidated         $ 5,122.6       $4,320.9        $3,806.9
----------------------------------------------------------------

  NOTE 13 - SUBSEQUENT EVENT

The Company completed the acquisition of Prince Holding Corporation (Prince) effective October 1, 1996, for a cash purchase price of approximately $1.3 billion. Prince, based in Holland, Michigan, supplies automotive interior systems and components including overhead systems and consoles, door panels, floor consoles, visors and armrests.

The acquisition will be accounted for as a purchase. As such, the excess of the purchase price over the estimated fair value of the acquired net assets, which approximates $1.1 billion, will be recorded as goodwill.

The acquisition price will initially be financed with commercial paper. Various permanent financing alternatives are still under consideration.

The following unaudited pro forma results of operations of the Company give effect to the acquisition of Prince as though the transaction had occurred on October 1, 1994.

                                                Year Ended September 30,
------------------------------------------------------------------------
(in millions, except per share data; unaudited)    1996           1995
Net sales                                       $10,876.1       $9,031.8
Net income                                      $   228.1       $  160.8
Earnings available for common shareholders      $   218.6       $  151.4
Earnings per share
   Primary                                      $    5.23       $   3.68
   Fully diluted                                $    4.95       $   3.48
------------------------------------------------------------------------
Weighted average shares
   Primary                                           41.8           41.2
   Fully diluted                                     44.9           44.5
------------------------------------------------------------------------

The unaudited pro forma financial information presented is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place on October 1, 1994 or the future results of operations of the combined companies.

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

James H. Keyes
Chairman and Chief Executive Officer

Stephen A. Roell
Vice President and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Johnson Controls, Inc.

In our opinion, the statements appearing on pages 30 through 42 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Milwaukee, Wisconsin
October 21, 1996

FIVE YEAR SUMMARY

                                                                        Year ended September 30,
------------------------------------------------------------------------------------------------------------------------
(dollars in millions, except per share data)       1996           1995            1994            1993(1)         1992
OPERATING RESULTS
Net sales                                       $10,009.4       $8,330.3        $6,870.5        $6,181.7        $5,156.5
Operating income                                $   500.0       $  448.8        $  365.2        $  313.4        $  274.1
Income before cumulative
   effect of accounting changes                 $   234.7       $  195.8        $  165.2        $  137.9        $  123.0
Net income                                      $   234.7       $  195.8        $  165.2        $   15.9        $  123.0
Earnings per share before
   cumulative effect of accounting changes
      Primary                                   $    5.39       $   4.53        $   3.80        $   3.16        $   2.86
      Fully diluted                             $    5.10       $   4.27        $   3.60        $   2.98        $   2.73
Earnings per share
      Primary                                   $    5.39       $   4.53        $   3.80        $    .17        $   2.86
      Fully diluted                             $    5.10       $   4.27        $   3.60        $    .17(2)     $   2.73
Return on average
   shareholders' equity                               17%            16%             15%             13%(3)          11%
Capital expenditures                            $   370.4       $  450.7        $  347.5        $  298.3        $  237.4
Depreciation                                    $   292.1       $  256.3        $  230.4        $  212.1        $  188.8
Number of employees                                65,800         59,200          54,800          50,100          46,800
FINANCIAL POSITION
Working capital                                 $   291.3       $  154.4        $  262.1        $  247.1        $  279.1
Total assets                                    $ 5,122.6       $4,320.9        $3,806.9        $3,230.8        $3,179.5
Long-term debt                                  $   756.5       $  630.0        $  670.3        $  500.4        $  503.3
Total debt                                      $ 1,042.0       $  827.9        $  714.3        $  552.0        $  677.8
Shareholders' equity                            $ 1,507.8       $1,340.2        $1,202.8        $1,079.0        $1,194.2
Total debt to total capitalization                    41%            38%             37%             34%             36%
Book value per share                            $   35.76       $  32.09        $  29.10        $  26.30        $  29.47
COMMON SHARE INFORMATION
Dividends per share                             $    1.64       $   1.56        $   1.44        $   1.36        $   1.28
Market prices
   High                                         $  76-1/2       $     66        $ 61-1/4        $ 59-1/8        $ 43-3/4
   Low                                          $  57-3/4       $ 45-3/4        $ 44-7/8        $ 38-5/8        $ 30-3/8
Number of shareholders                             44,636         37,971          33,227          30,483          27,464
Weighted average shares (in millions)
   Primary                                           41.8           41.2            41.0            40.8            40.1
   Fully diluted                                     44.9           44.5            44.3            44.3            43.8
------------------------------------------------------------------------------------------------------------------------

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