Form 10-K405, Exhibit 13
period 1997-09-30
JOHNSON CONTROLS INC
filed 1997-12-18
CIK 53669

MANAGEMENT'S DISCUSSION AND ANALYSIS


DISCONTINUED OPERATIONS

On February 28, 1997, the Company completed the sale of its Plastic
Container division (PCD) to Schmalbach-Lubeca AG/Continental Can Europe (a member of the VIAG Group) for approximately $650 million, with a portion of the proceeds deferred. The Company recorded a gain on the sale of $135 million ($69 million or $.76 per fully diluted share, after-tax).

Operating results, net assets and cash flows of PCD have been segregated as discontinued operations in the accompanying consolidated financial statements. Net (loss) earnings of PCD were $(1.1) million ($(.01) per fully diluted share) on sales of $242 million for the five months ended February 28, 1997 and $12.0 million ($.13 per fully diluted share) on sales of $799 million for the year ended September 30, 1996.


                          Common Stock Price Range                    Dividends
------------------------------------------------------------------------------------
                       1997                     1996                 1997       1996

First Quarter     $35-3/4 - 42-11/16       $28-7/8 - 34-7/8        $0.215     $0.205
Second Quarter     39-3/8 - 45-11/16       32-5/16 - 37-13/16       0.215      0.205
Third Quarter      35-3/8 - 43-7/8          33-1/2 - 37-9/16        0.215      0.205
Fourth Quarter         41 - 49-13/16        31-1/4 - 38-1/4         0.215      0.205
------------------------------------------------------------------------------------
Year              $35-3/8 - 49-13/16       $28-7/8 - 38-1/4        $0.86      $0.82
====================================================================================

Prior year results of operations, financial position and cash flows noted in the following discussion have been restated to reflect the current year's presentation of PCD as a discontinued operation.



CONTINUING OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

SALES
-----

Consolidated net sales for 1997 reached a record $11,145 million, representing a 21% increase over 1996 sales of $9,210 million. The Company's automotive segment was the principal contributor to the year's increased sales.

Automotive segment sales for 1997 rose 28% to $8,022 million, up from the prior year's $6,250 million. Approximately one-half of the increase is attributable to the acquisition of Prince, the interior systems company acquired in October 1996. North American seating sales were strong despite a slight decline in industry vehicle production levels in 1997 compared with the prior year. The sales growth reflects the Company's participation with new vehicle models such as Ford's Expedition and F-150 light trucks and General Motors' minivans. Seating sales in Europe were higher, despite the impact of lower currency exchange rates, due to successful new programs with Ford, Chrysler and Volkswagen.

Sales of automotive batteries reached a record level due to higher unit shipments to existing markets and the addition of a new customer, Sears' Western Auto Parts America.

Controls segment sales increased 6% to $3,123 million from $2,960 million in 1996. Integrated facilities management activity in the commercial market worldwide was the source of most of the segment's growth. Sales were also higher in the non-residential building construction markets in the Asia/Pacific region and the United States.

Looking to 1998, management expects consolidated net sales will exceed the 1997 level. Automotive segment sales are expected to increase approximately 8% to 13%, reflecting the launch of new seating business in North America, Europe, and South America; tempered by an expectation for slightly lower vehicle production levels in North America. Sales of automotive batteries are also expected to increase due to growth from existing customers and the Company's new three-year contract to manufacture Sears DieHard Gold brand batteries.

Management expects controls segment sales to increase approximately 5% to 10% in 1998. The expected increase is based on the continued expansion of integrated facilities management activity in the commercial market and higher systems retrofit activity, particularly for U.S. government facilities. At September 30, 1997, the unearned backlog of commercial building systems and services contracts (excluding integrated facilities management) to be executed within the next fiscal year was $760 million. The increase from the prior year amount of $746 million is primarily due to growth in orders in the non-residential building construction market in the Asia/Pacific region.

OPERATING INCOME
----------------

Consolidated operating income for 1997 was $527 million, including a $70 million restructuring charge recorded in the second quarter (see discussion that follows). Operating income before the restructuring charge was $597 million, a 25% increase over the prior year's $479 million.

The automotive segment's operating income, excluding the segment's portion of the restructuring charge, rose to $478 million, a 32% increase from the prior year's $361 million. The inclusion of earnings from Prince and higher seating shipments in North America and Europe contributed to the segment's increased operating income. Higher automotive battery volumes contributed to the segment's operating income growth. Start-up and engineering investments related to new seating programs worldwide, especially in Europe and South America, and strikes at two of the Company's automotive facilities also affected segment operating income.

Operating income for the controls segment, excluding the segment's portion of the restructuring charge, increased 2% to $119 million. The improvement was largely due to increased integrated facilities management activity in the commercial market, both in North America and continental Europe. This improvement was partially offset by lower operating margins in the North American systems and services market as investments outpaced revenues.

In the second quarter of 1997, the Company recorded a restructuring charge, including related asset writedowns, of $70 million involving its automotive and controls segments. The automotive initiatives primarily relate to European operations where certain manufacturing capacity is being realigned with anticipated future customer sourcing requirements, and product development resources are being consolidated. The charge associated with the controls business principally addresses the Company's decision to restructure certain low-margin service activities which are outside its core controls and facilities management businesses. At September 30, 1997, costs of $55 million had been charged against the reserve, comprised of asset writedowns of $43 million, employee severance and termination benefits of $6 million, and other costs relating to the restructuring initiatives of $6 million. Restructuring actions are expected to be completed during 1998.

Consolidated operating income is expected to increase in 1998, based principally on higher sales projections and improved efficiencies. The automotive segment's operating income is anticipated to grow as a result of new seating business worldwide, continued involvement in successful vehicle programs, and reduced start-up and engineering costs in Europe as new programs move from start-up to production. The launch of new seating programs in South America and the Asia/Pacific region, however, is expected to continue to reduce operating income. The automotive segment has supply agreements with certain of its customers that provide for annual productivity price reductions and, in some instances, for the recovery of material and labor cost increases. The segment has been, and anticipates it will continue to be, able to significantly offset any sales price changes with cost reductions from design changes, productivity improvements and similar programs with suppliers. Controls segment operating income is expected to increase due to expansion of integrated facilities management and systems retrofit activity in the commercial market. Performance in the systems and services market is expected to improve as certain initiatives started in 1997, including cost reduction and productivity improvement programs, continue in 1998.

OTHER INCOME/EXPENSE
--------------------

Net interest expense (interest expense net of interest income) in 1997 was $113 million, $47 million higher than the prior year. The increase was primarily the result of the financing associated with the acquisition of Prince for approximately $1.3 billion at the beginning of the Company's fiscal year. Net interest expense in 1998 is expected to be slightly lower than in 1997.

Miscellaneous-net income of $11 million increased by $3 million over the prior year. The improvement was primarily due to higher equity income, with strong contributions from the automotive segment's partially-owned affiliates in North America and Europe.

PROVISION FOR INCOME TAXES
--------------------------

The effective income tax rate on continuing operations was 42.5% for 1997 compared with 40.8% for the prior year. The increase primarily reflects the non-deductible goodwill amortization associated with the acquisition of Prince. The effective rate for the fiscal year was higher than the combined federal and state statutory rate of approximately 39%, due mostly to the non-deductible goodwill amortization of Prince and higher foreign effective rates. No significant change in the effective income tax rate is anticipated for 1998.

INCOME FROM CONTINUING OPERATIONS
---------------------------------

The Company's income from continuing operations for 1997 was $221 million or $2.37 per fully diluted share. Before the restructuring charge ($40 million or $.44 per fully diluted share, after-tax), income from continuing operations totaled $261 million, which represents a 17% increase from the prior year's $223 million. The increase was attributable to improvements in operating income, offset in part by higher net interest expense. Fully diluted earnings per share from continuing operations (before the restructuring charge) were $2.81, up from $2.42 in the prior year.


FISCAL 1996 COMPARED TO FISCAL 1995
-----------------------------------

SALES
-----

Consolidated net sales for 1996 were $9,210 million, representing a 24% increase over 1995 sales of $7,401 million. Automotive segment sales rose 31% to $6,250 million in 1996, principally due to the Company's participation in new and successful vehicle seating programs worldwide and the acquisition of Roth Freres (Roth) during the year. New seating programs launched in 1996 included Ford's F-Series light truck in North America and Fiesta in Europe. Some of the more successful vehicle programs in which the Company participates include Ford's Explorer, Chrysler's Jeep Cherokee and General Motors' Jimmy/Blazer. In December 1995, the Company completed the acquisition of approximately 75% of Roth, a major supplier of seating and interior components to the European automotive industry, which added approximately $500 million to 1996 sales. Sales of automotive batteries increased as a result of the higher level of unit shipments to both replacement and original equipment customers. Increased market penetration by aftermarket battery customers and the colder winter weather were key contributors to the increase in replacement battery demand. In addition, higher lead costs, which are passed through to customers in pricing, increased sales.

Controls segment sales for 1996 were $2,960 million, 13% greater than 1995. The increase was primarily generated by a higher level of activity in the existing buildings market. Worldwide commercial integrated facilities management sales improved substantially year-over-year. Sales of retrofit control systems to the non-residential buildings market, primarily in the form of performance contracts, also contributed to the increase. Construction sales in Europe and the Asia/Pacific region were also higher than the year ago period. Facilities management activity in the U.S. government market was lower than the prior year.

OPERATING INCOME
----------------

Consolidated operating income for 1996 was $479 million, an increase of 21% over 1995. The automotive segment's operating income increased 24% to $361 million in 1996. The segment benefited from higher volumes in both North America and Europe. Operating margin improvements in North America and Europe, associated with established vehicle seating program efficiencies, were more than offset by start-up costs in the segment's emerging South American and Asia/Pacific seating markets. Significant reductions in battery operating costs benefited operating margins.


BUSINESS SEGMENTS(1)


                             Operating Income
                               Prior to Charge      Operating    Assets     Depreciation/     Capital
                Net Sales   for Restructuring(2)    Income     (Year End)   Amortization    Expenditures
Year ended September 30,
--------------------------------------------------------------------------------------------------------
(in millions)
1997
Automotive      $ 8,022.1           $477.6            $440.6      $4,456.2      $295.6          $309.7
Controls          3,123.3            119.5              86.5       1,143.4        59.3            61.2
Unallocated          -                -                 -            449.0         -               -
--------------------------------------------------------------------------------------------------------
Consolidated    $11,145.4           $597.1            $527.1      $6,048.6      $354.9          $370.9
========================================================================================================

1996
Automotive      $ 6,250.2           $361.2            $361.2      $2,970.5      $209.1          $260.6
Controls          2,959.8            117.7             117.7       1,177.1        53.4            61.7
Unallocated          -                -                 -            402.9         -               -
Net assets of
discontinued
operations           -                -                 -            440.7         -               -
--------------------------------------------------------------------------------------------------------
Consolidated    $ 9,210.0           $478.9            $478.9      $4,991.2      $262.5          $322.3
========================================================================================================
1995
Automotive      $ 4,770.4           $291.1            $291.1      $2,264.7      $172.2          $274.4
Controls          2,630.3            104.0             104.0       1,071.1        46.9            56.5
Unallocated          -                -                 -            345.2         -               -
Net assets of
discontinued
operations           -                -                 -            466.6         -               -
--------------------------------------------------------------------------------------------------------
Consolidated    $ 7,400.7           $395.1            $395.1      $4,147.6      $219.1          $330.9
========================================================================================================

(1) Prior year segment information has been reclassified to conform to the current year's presentation.

(2) Operating income for 1997 includes a restructuring charge (see Note 2) of $70.0 million, with $37.0 million charged to the automotive segment and $33.0 million charged to the controls segment.


Operating income of the controls segment was $118 million, an increase of 13% over the prior year. Income grew in line with the higher sales and primarily resulted from the increased activity in the worldwide existing commercial buildings market.

OTHER INCOME/EXPENSE
--------------------

Net interest expense (interest expense net of interest income) in 1996 was $66 million, $19 million higher than the prior year. The increase primarily resulted from the financing associated with the Roth acquisition and the debt assumed with the purchase.

Miscellaneous-net income of $8 million compares to an expense of $10 million in the prior year. The Company recorded $14 million more in equity income in 1996 than in 1995. The majority of this improvement related to the Company's Mexican affiliates, which benefited from both improved operating results and the absence of prior year losses associated with the Mexican Peso devaluation. Other miscellaneous income items in 1996 included gains associated with the sale of certain assets and foreign currency transactions.

PROVISION FOR INCOME TAXES
--------------------------
The effective income tax rate on continuing operations for 1996 was 40.8%, lower than the 1995 rate of 42.3%. The effective rate declined due to improved performance by certain of the Company's consolidated subsidiaries and European operations, offset by start-up operations in emerging markets. The effective rate for the fiscal year remained higher than the combined federal and state statutory rate of approximately 39%, principally due to overall higher foreign effective rates.

INCOME FROM CONTINUING OPERATIONS
---------------------------------
Income from continuing operations rose 33% in 1996 to $223 million as a result of the improvements in operating and equity income, offset by the increase in interest expense. Fully diluted earnings per share from continuing operations were $2.42 for 1996, up from $1.82 in 1995.


CAPITAL EXPENDITURES AND OTHER INVESTMENTS

Capital expenditures associated with continuing operations were $371 million, $322 million and $331 million in 1997, 1996 and 1995, respectively. Capital expenditures for the automotive segment accounted for approximately 80% of the 1997 spending, and were related to the expansion of automotive seating and interior facilities and product lines worldwide and cost reduction projects. Controls segment spending was primarily for information technology and cost reduction projects. Capital expenditures for 1998 are expected to approximate $350-$375 million, with the majority anticipated to again focus on automotive seating and interior systems expansion, with spending by the controls segment on information technology and automated business systems. Cost reduction programs related to both segments are expected to account for the majority of the remainder of the expenditures.

Goodwill increased $1,012 million to $1,560 million at September 30, 1997. The increase is attributable to businesses acquired during 1997, most notably the acquisition of Prince at the beginning of the Company's fiscal year. All acquisitions were accounted for as purchases and, as such, operating results are included from the respective acquisition dates.

Investments in partially-owned affiliates of $145 million were approximately $16 million higher than the prior year. A notable increase during 1997 resulted from the formation of an automotive battery joint venture in Brazil. Additionally, the Company earned approximately $20 million of equity income for the year. The increases were partially offset by the impact of currency translation and dividend distributions.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

CASH FLOW
---------
Cash of $617 million was provided by operating activities of continuing operations during 1997 compared with $403 million in 1996. This increase was generated by a favorable change in the level of working capital. Total working capital (excluding "Net assets of discontinued operations") decreased to a negative $443 million at September 30, 1997 compared to $226 million at September 30, 1996. The significant decrease in working capital relates to the increase in short-term debt which was used to finance the acquisition of Prince. Working capital, excluding debt and cash, was lower than the prior year largely due to higher accounts payable and accrued liabilities.

CAPITALIZATION
--------------
The Company's capitalization of $3,151 million at September 30, 1997 included short-term debt of $538 million; long-term debt, including the current portion, of $925 million; and shareholders' equity of $1,688 million. Total debt as a percentage of total capitalization increased to 46% from 41% at September 30, 1996. The increase is attributable to the issuance of short-term debt to finance the acquisition of Prince. However, this represents a significant decline from the 60% level that existed in the first quarter of fiscal 1997, after Prince was acquired. The reduction is due to the Company's use of the after-tax proceeds from the sale of PCD and strong operating cash flows during the second half of 1997 to reduce short-term debt.

In September 1996, the Company entered into two revolving credit facilities, one for $1.1 billion maturing in September 1997 and the other for $500 million maturing in May 2001. In May 1997, the $500 million credit facility was increased to $600 million, with an option to increase it to $1 billion, and a maturity of May 2002. The Company's other credit facility was renegotiated in September 1997, decreasing the facility to $250 million, with a maturity of September 1998. The credit facilities support the issuance of commercial paper. At September 30, 1997, $538 million of short-term borrowings were outstanding compared with $248 million at 1996 fiscal year-end.

QUARTERLY FINANCIAL DATA


                       First           Second          Third           Fourth          Full
                       Quarter         Quarter(1)      Quarter         Quarter         Year(1)
Year ended September 30,
-----------------------------------------------------------------------------------------------
(in millions, except per share data; unaudited)
1997
Net sales             $2,761.3        $2,743.6        $2,879.3        $2,761.2        $11,145.4
Gross profit          $  406.7        $  375.3        $  433.4        $  444.4        $ 1,659.8
Income (loss)
  from continuing
  operations          $   54.9        $   (1.6)       $   74.4        $   92.9        $   220.6
Discontinued
  operations,
  net of tax          $   (1.8)       $   69.7            -               -           $    67.9
Net income            $   53.1        $   68.1        $   74.4        $   92.9        $   288.5
Earnings (loss)
  per share from
  continuing
  operations
   Primary            $   0.63        $  (0.06)      $    0.85       $    1.06       $     2.48
   Fully diluted      $   0.59        $  (0.03)      $    0.81       $    1.00       $     2.37

Earnings per share
   Primary            $   0.61        $   0.77       $    0.85       $    1.06       $     3.29
   Fully diluted      $   0.57        $   0.74       $    0.81       $    1.00       $     3.12
-----------------------------------------------------------------------------------------------
1996
Net sales             $1,997.0        $2,245.5        $2,482.0        $2,485.5        $ 9,210.0
Gross profit          $  303.2        $  299.3        $  349.5        $  379.7        $ 1,331.7
Income from
  continuing
  operations          $   45.3        $   36.3        $   63.5        $   77.6        $   222.7
Discontinued
  operations,
  net of tax          $    1.7        $    0.1        $    5.8        $    4.4        $    12.0
Net income            $   47.0        $   36.4        $   69.3        $   82.0        $   234.7
Earnings per
  share from
  continuing
  operations
   Primary            $   0.52        $   0.40       $    0.73       $    0.90       $     2.55
   Fully diluted      $   0.49        $   0.39       $    0.69       $    0.85       $     2.42
Earnings per share
   Primary            $   0.54        $   0.40       $    0.80       $    0.95       $     2.69
   Fully diluted      $   0.51        $   0.39       $    0.76       $    0.89       $     2.55
-----------------------------------------------------------------------------------------------

(1)Second quarter earnings include (per fully diluted share) the effects of a restructuring charge equal to $(.44), earnings from discontinued operations of $.01 and a gain on the sale of discontinued operations of $.76; full year earnings include a loss from discontinued operations of $(.01). Excluding these items would result in earnings per fully diluted share of $.41 for the second quarter and $2.81 for the year.

In May 1997, the Company's $1.5 billion universal shelf registration statement, under which the Company can issue a variety of debt and equity instruments, was made effective by the Securities and Exchange Commission. In July 1997, the Company refinanced a portion of its commercial paper borrowings associated with the Prince acquisition by issuing $150 million of 7.125% notes due in 2017. In November 1997, the shelf registration statement was amended to provide the ability to offer a maximum of $500 million of medium term notes.

High credit ratings from Moody's (A2), Fitch (A), and Standard & Poor's
(A) have been maintained on the Company's long-term debt.

The Company's capital resources and liquidity position are considered sufficient to meet projected needs. Requirements for working capital, capital expenditures, dividends and debt maturities in fiscal 1998 are expected to be funded from operations, supplemented by short-term or long-term borrowings, if required.


RISK MANAGEMENT

The Company is exposed to market risk from changes in foreign exchange and interest rates and, to a lesser extent, commodities. To reduce such risks, the Company selectively uses financial instruments. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for trading purposes. Analytical techniques used to manage and monitor foreign exchange and interest rate risk include market valuation and sensitivity analysis.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements, and further disclosure relating to financial instruments is included in Note 8 - Financial Instruments.

FOREIGN EXCHANGE
----------------
The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. In order to maintain strict control and achieve the benefits of the Company's global diversification, foreign exchange exposures are first centralized and then netted internally so that only the Company's net foreign exchange exposures are hedged with financial instruments. The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses resulting from hedging instruments offset the gains or losses on the underlying assets, liabilities and investments being hedged. The Company's forward exchange contracts generally have maturities which do not exceed 12 months, and the maturities coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. The Company has entered into two cross-currency interest rate swaps to hedge portions of its net investments in Germany and France. The currency effects of these swaps are reflected in the cumulative translation adjustments account within shareholders' equity where they offset gains and losses on the net investments in Germany and France. The currencies that the Company was primarily exposed to on September 30, 1997 were the British Pound, French Franc, German Mark, Italian Lira, Hong Kong Dollar, Spanish Peseta, Portuguese Escudo and Australian Dollar.

SENSITIVITY ANALYSIS: The following table indicates the U.S. dollar equivalents of the net foreign exchange contracts and non-functional currency denominated debt (instruments) outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies. The resulting functional currency gains and losses are translated at the U.S. dollar spot rate on September 30, 1997. As noted above, the Company's policy prohibits the trading of financial instruments for profit. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on underlying payables, receivables and net investments in foreign subsidiaries.


                                                    Foreign Exchange Gain/(Loss) from:
                                                    -------------------------------------
                        Net Amount of           10% Appreciation        10% Depreciation
                        Instruments             of the Functional       of the Functional
Currency                Long/(Short)                Currency                 Currency
-----------------------------------------------------------------------------------------
(dollars in millions)
British Pounds          $(146)                  $15                     $(15)
French Francs             (33)                    3                       (3)
German Marks              (28)                    3                       (3)
Italian Lira               24                    (2)                       2
Hong Kong Dollars         (21)                    2                       (2)
Spanish Pesetas           (20)                    2                       (2)
Portuguese Escudos         15                    (2)                       2
Australian Dollars         (9)                    1                       (1)
Other                      37                    (4)                       4
-----------------------------------------------------------------------------------------
Total                   $(181)                  $18                     $(18)
=========================================================================================


INTEREST RATES
--------------
The Company uses interest rate swaps to modify the Company's exposure to interest rate movements. Certain cross-currency interest rate swaps are designated as hedges of the Company's related foreign net investment exposures. Net interest payments or receipts from interest rate swaps are recorded as adjustments to interest expense in the consolidated statement of income on a current basis. The Company's earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to U.S. short-term money market rates. A 10% increase/ decrease in the average cost of the Company's short-term debt would result in an increase/decrease in pre-tax interest expense of approximately $3 million.

COMMODITIES
-----------
The Company's exposure to commodity price changes relates to certain manufacturing operations that utilize raw commodities. The Company manages its exposure to changes in those prices primarily through its procurement and sales practices. This exposure is not material to the Company.


FUTURE ACCOUNTING CHANGES

In February 1997, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 128 "Earnings per Share." This statement establishes revised standards for computing and presenting earnings per share. The statement is effective for the Company's fiscal 1998 first quarter. All prior periods are required to be restated. The adoption of this standard will not have a material impact on the Company's reported earnings per share.


ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company's U.S. operations are governed by federal environmental laws, principally the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Clean Air Act, and the Clean Water Act, as well as state counterparts ("Environmental Laws"), and by federal and state laws addressing worker safety and health ("Worker Safety Laws"). These laws govern ongoing operations and the remediation of sites associated with past operations. Under certain circumstances these laws provide for civil and criminal penalties and fines, as well as injunctive and remedial relief.

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

Future remediation expenses at these and other sites are subject to a number of uncertainties, including the method and extent of remediation (dependent, in part, on existing laws and technology), the percentage and type of material attributable to the Company, the financial viability of site owners and the other parties, and the availability of insurance coverage. A charge to earnings is recorded for sites when it is probable that a liability has been incurred and the cost can be reasonably estimated.

Environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 1997 related solely to environmental compliance were not material. Environmental remediation, compliance and management expenses incurred by the Company in 1997 were approximately $9 million. At September 30,
1997, an accrued liability of approximately $36 million was maintained relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental assessment and remediation matters can be determined at this time, the Company does not expect that these matters will have a material adverse effect on its financial position, results of operations or cash flows.

On June 30, 1995, the Company appealed to the Wisconsin Court of Appeals a Milwaukee County Circuit Court order granting summary judgment dismissing Johnson Controls' complaint against Employers Insurance of Wausau and other insurance companies seeking to recover environmental response costs at 21 sites. The Circuit Court based its decision on a 1994 Wisconsin Supreme Court case that held response costs incurred to remedy contamination were not "damages" as that term was used in comprehensive general liability policies. On April 22, 1997, the Wisconsin Supreme Court handed down decisions in two cases that held that certain types of environmental payments may be "damages." Based on these cases, the Company believes that the Court of Appeals will reverse the Circuit Court's decision, at least in part. If so, the Company believes that at least certain of its environmental costs should be reimbursed by the defendant insurance companies. The Company further believes that the insurers will claim that the costs are not recoverable on the theory that the damage was expected and intended. The Company has not recorded any anticipated recoveries of future insurance proceeds, and therefore, the outcome of this case should have no significant adverse impact on the Company's consolidated financial statements.

If future Environmental and Worker Safety Laws contain more stringent requirements than currently anticipated, expenditures could be expected to have a more significant effect on the Company's financial position, results of operations or cash flows. In general, the Company's competitors face the same laws, and, accordingly, the Company should not be placed at a competitive disadvantage.


CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

The Company has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future risks in the "Risk Management" section of this document and those preceded by, following or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, the Company cautions that the numerous important factors discussed elsewhere in this document and in the Company's Form 8-K filing (dated October 30, 1997), could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

CONSOLIDATED STATEMENT OF INCOME


                                                           Year ended September 30,
-------------------------------------------------------------------------------------------
(in millions, except per share data)                  1997           1996            1995
Net sales                                          $11,145.4       $9,210.0        $7,400.7
Cost of sales                                        9,485.6        7,878.3         6,236.0
-------------------------------------------------------------------------------------------
        Gross profit                                 1,659.8        1,331.7         1,164.7
-------------------------------------------------------------------------------------------
Selling, general and administrative expenses         1,062.7          852.8           769.6
Restructuring charge                                    70.0             -              -
-------------------------------------------------------------------------------------------
        Operating income                               527.1          478.9           395.1
-------------------------------------------------------------------------------------------
Interest income                                          9.9            7.9             7.1
Interest expense                                      (122.7)         (73.4)          (53.7)
Miscellaneous - net                                     11.3            8.1           (10.2)
-------------------------------------------------------------------------------------------
        Other income (expense)                        (101.5)         (57.4)          (56.8)
-------------------------------------------------------------------------------------------
Income before income taxes and minority
  interests                                            425.6          421.5           338.3
Provision for income taxes                             180.9          171.8           143.0
Minority interests in net earnings of
  subsidiaries                                          24.1           27.0            27.3
-------------------------------------------------------------------------------------------
Income from continuing operations                      220.6          222.7           168.0
-------------------------------------------------------------------------------------------
Discontinued operations
        (Loss) income from discontinued
           operations, adjusted for applicable
           (benefit) provision for income taxes
           of  $(1.0), $9.8 and $19.9,
           respectively, and minority interests         (1.1)          12.0            27.8
        Gain on sale of discontinued
           operations, net of $66.0 of income
           taxes                                        69.0             -               -
-------------------------------------------------------------------------------------------
Net income                                         $   288.5       $  234.7        $  195.8
-------------------------------------------------------------------------------------------
Earnings available for common shareholders         $   279.0       $  225.2        $  186.4
-------------------------------------------------------------------------------------------
Earnings per share from continuing operations
        Primary                                    $    2.48       $   2.55        $   1.93
        Fully diluted                              $    2.37       $   2.42        $   1.82
-------------------------------------------------------------------------------------------
(Loss) earnings per share from discontinued
  operations
        Primary                                    $   (0.01)      $   0.14        $   0.33
        Fully diluted                              $   (0.01)      $   0.13        $   0.31
-------------------------------------------------------------------------------------------
Earnings per share from gain on sale of
  discontinued operations
        Primary                                    $    0.82       $    -          $    -
        Fully diluted                              $    0.76       $    -          $    -
-------------------------------------------------------------------------------------------
Earnings per share
        Primary                                    $    3.29       $   2.69        $   2.26
        Fully diluted                              $    3.12       $   2.55        $   2.13


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION


                                                                    September 30,
----------------------------------------------------------------------------------------
(in millions)                                                     1997            1996
ASSETS
Cash and cash equivalents                                       $  111.8        $  165.2
Accounts receivable, less allowance for doubtful
   accounts of $20.8 and $20.9, respectively                     1,467.4         1,376.7
Costs and earnings in excess of billings on
  uncompleted contracts                                            217.2           212.3
Inventories                                                        373.4           344.7
Net assets of discontinued operations                                -             440.7
Other current assets                                               359.5           309.5
----------------------------------------------------------------------------------------
        Current assets                                           2,529.3         2,849.1
Property, plant and equipment - net                              1,533.0         1,320.2
Goodwill, less accumulated amortization of $173.7
   and $127.2, respectively                                      1,560.3           548.2
Investments in partially-owned affiliates                          144.6           128.4
Other noncurrent assets                                            281.4           145.3
----------------------------------------------------------------------------------------
        Total assets                                            $6,048.6        $4,991.2
----------------------------------------------------------------------------------------
LIABILITIES AND EQUITY
Short-term debt                                                 $  537.8          $248.1
Current portion of long-term debt                                  118.4            33.2
Accounts payable                                                 1,341.9         1,178.2
Accrued compensation and benefits                                  303.3           238.4
Accrued income taxes                                                78.8            44.0
Billings in excess of costs and earnings on uncompleted
  contracts                                                        107.6            83.6
Other current liabilities                                          484.9           357.1
----------------------------------------------------------------------------------------
        Current liabilities                                      2,972.7         2,182.6
----------------------------------------------------------------------------------------
Long-term debt                                                     806.4           752.2
Postretirement health and other benefits                           167.2           167.9
Other noncurrent liabilities                                       414.4           380.7
Shareholders' equity                                             1,687.9         1,507.8
----------------------------------------------------------------------------------------
        Total liabilities and equity                            $6,048.6        $4,991.2
----------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                              Year ended September 30,
------------------------------------------------------------------------------------------------
(in millions)                                             1997            1996            1995
OPERATING ACTIVITIES
Income from continuing operations                       $  220.6        $  222.7        $  168.0
Adjustments to reconcile income from continuing
   operations to cash provided by operating
   activities of continuing operations
        Depreciation                                       283.6           226.6           191.7
        Amortization of intangibles                         71.3            35.9            27.4
        Equity in earnings of partially-owned
          affiliates                                       (20.4)          (15.9)           (1.6)
        Deferred income taxes                              (45.4)           34.3             1.7
        Restructuring charge                                70.0             -               -
        Other                                               29.4            11.1            (1.3)
        Changes in working capital, excluding
           acquisition and divestiture of businesses
              Receivables                                  (70.8)         (202.4)         (217.2)
              Inventories                                  (41.7)          (43.1)          (19.3)
              Other current assets                         (15.5)           (9.3)          (37.2)
              Accounts payable and accrued
                liabilities                                181.1           160.6           185.7
              Accrued income taxes                         (70.7)          (14.5)          (11.7)
              Billings in excess of costs and
                earnings on uncompleted contracts           25.8            (3.5)           10.8
                   Cash provided by operating
                     activities of continuing
                     operations                            617.3           402.5           297.0
                   Cash (used) provided by
                     operating activities of
                     discontinued operations                (8.4)           65.1            73.2
------------------------------------------------------------------------------------------------
                   Cash provided by
                     operating activities                  608.9           467.6           370.2
------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                      (370.9)         (322.3)         (330.9)
Sale of property, plant and equipment - net                 14.5            12.3             8.9
Acquisition of businesses, net of cash acquired         (1,264.5)         (148.3)          (30.6)
Divestiture of businesses                                  650.7             -               -
Additions of long-term investments                         (39.6)          (12.5)           (5.5)
Proceeds from long-term investments                         15.7            11.9            15.2
Investing activities of discontinued operations            (19.5)          (49.1)         (109.4)
Other                                                        -               0.7             0.3
------------------------------------------------------------------------------------------------
                   Cash used by investing activities    (1,013.6)         (507.3)         (452.0)
------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in short-term debt                                330.8           101.1           107.1
Issuance of long-term debt                                 164.8           155.4           218.8
Repayment of long-term debt                                (56.7)          (83.7)         (206.8)
Payment of cash dividends                                  (83.4)          (80.0)          (76.3)
Net financing activities of discontinued operations         16.5            24.4           (12.6)
Other                                                      (13.4)            6.9             9.7
------------------------------------------------------------------------------------------------
                   Cash provided by financing activities   358.6           124.1            39.9
------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash
   and cash equivalents                                     (7.3)            0.3             0.5
------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents        $  (53.4)       $   84.7        $  (41.4)
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                         Unearned                   Capital in              Treasury     Cumulative
                                          Preferred    Compensation     Common       Excess of   Retained    Stock,      Translation
(in millions)                  Total        Stock        - ESOP          Stock       Par Value   Earnings    at Cost     Adjustments
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1994        $  1,202.8   $   164.1    $     (146.6)   $    7.1    $   509.9   $  730.7    $    (54.9)  $      (7.5)
Net income                        195.8         -               -           -            -        195.8           -             -
Reduction of guaranteed
   ESOP debt                        7.9         -               7.9         -            -          -             -             -
Cash dividends
   Series D preferred ($3.97
   per one ten-thousandth
   of a share), net of $3.1
   million tax benefit             (9.4)        -               -           -            -         (9.4)          -             -
   Common ($.78 per share)        (63.8)        -               -           -            -        (63.8)          -             -
Translation adjustments             0.3         -               -           -            -          -             -             0.3
Other, including options
   exercised                        6.6        (4.0)            -           -           10.6        -             -             -
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1995           1,340.2       160.1          (138.7)        7.1        520.5      853.3         (54.9)         (7.2)
Net income                        234.7         -               -           -            -        234.7           -             -
Reduction of guaranteed
   ESOP debt                        9.0         -               9.0         -            -          -             -             -
Cash dividends
   Series D preferred ($3.97
   per one ten-thousandth
   of a share),  net of $2.7
   million tax benefit             (9.5)        -               -           -            -         (9.5)          -             -
   Common ($.82 per share)        (67.8)        -               -           -            -        (67.8)          -             -
Translation adjustments           (13.8)        -               -           -            -          -             -           (13.8)
Other, including options
   exercised                       15.0        (5.5)            -           0.1         14.5        -             5.9           -
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1996           1,507.8       154.6          (129.7)        7.2        535.0    1,010.7         (49.0)        (21.0)
Net income                        288.5         -               -           -            -        288.5           -             -
Reduction of guaranteed
   ESOP debt                       10.3         -              10.3         -            -          -             -             -
Cash dividends
   Series D preferred ($3.97
   per one ten-thousandth
   of a share),  net of $2.1
   million tax benefit             (9.6)        -               -           -            -         (9.6)          -             -
   Common ($.86 per share)        (71.7)        -               -           -            -        (71.7)          -             -
Translation adjustments           (58.2)        -               -           -            -          -             -           (58.2)
Two-for-one split of
   common stock                     -           -               -           7.2         (7.2)       -             -             -
Other, including options
   exercised                       20.8       (11.2)            -           -           24.8        -             7.2           -
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1997        $  1,687.9   $   143.4    $     (119.4)   $   14.4    $   552.6   $1,217.9    $    (41.8)  $     (79.2)
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
---------------------------

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

RECLASSIFICATION
----------------

The accompanying consolidated financial statements for 1997, 1996 and 1995 have been reclassified to identify separately the results of operations, financial position and cash flows of the Company's discontinued Plastic Container division, which was sold in February 1997 (see Note 1).

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

INVENTORIES
-----------

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most inventories at domestic locations. Cost of other inventories is determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT
-----------------------------

The Company uses the straight-line method of depreciation for financial reporting purposes and accelerated methods for income tax purposes. The general range of useful lives for financial reporting is 10 to 50 years for buildings and improvements and 3 to 20 years for machinery and equipment.

INTANGIBLES
-----------

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

DERIVATIVE FINANCIAL INSTRUMENTS
--------------------------------

The Company has written policies and procedures that place all financial instruments under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes is strictly prohibited. The Company uses financial instruments to manage the market risk from changes in foreign exchange rates and interest rates. The Company has global operations and enters into forward exchange contracts to hedge certain of its foreign currency commitments. Forward points on forward exchange contracts are amortized to income over the life of the contracts. Gains and losses derived from the change in the spot rate on these contracts that hedge assets and liabilities are deferred and recognized when the hedged transaction is settled. Gains and losses on forward contracts that hedge net foreign investments are deferred in the cumulative translation adjustments (CTA) account within shareholders' equity. The Company uses interest rate swap agreements to modify its exposure to interest rate movements and reduce borrowing costs. Cross-currency interest rate swap agreements are also used to hedge a portion of the Company's net investments in foreign subsidiaries. Related foreign exchange gains and losses on the notional principal values of cross-currency swaps are deferred in CTA. Net interest payments or receipts from interest rate swaps and the interest component of cross-currency interest rate swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis.

REVENUE RECOGNITION
-------------------

The Company recognizes revenue from long-term contracts of the controls segment over the contractual period under the percentage-of-completion method of accounting (see "Long-Term Contracts"). In all other cases, the Company recognizes revenue at the time products are shipped or as services are performed.

LONG-TERM CONTRACTS
-------------------

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

EARNINGS PER SHARE
------------------

Primary earnings per share are computed by dividing net income, after deducting dividend requirements on the Series D Convertible Preferred Stock, by the weighted average number of common shares and common stock equivalents which would arise from the exercise of stock options. Fully diluted earnings are computed by deducting from net income the after-tax compensation expense which would arise from the assumed conversion of the Series D Convertible Preferred Stock, which was $5.5 million, $5.6 million and $5.8 million in 1997, 1996 and 1995, respectively. Fully diluted weighted average shares assume the conversion of the Series D Convertible Preferred Stock, if dilutive, plus the dilutive effect of the stock options.

The weighted average number of shares used in the primary and fully diluted earnings per share computations were as follows:


                                              Year ended September 30,
----------------------------------------------------------------------------
(in millions of shares)                 1997            1996            1995
Primary                                 84.8            83.6            82.3
Fully diluted                           90.9            89.9            89.1
----------------------------------------------------------------------------

Cash Flow

For purposes of the Consolidated Statement of Cash Flows, the Company considers all investments with a maturity of three months or less at the time of purchase to be cash equivalents.

FUTURE ACCOUNTING CHANGES
-------------------------

In February 1997, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share." This statement establishes revised standards for computing and presenting earnings per share. The statement is effective for the Company's fiscal 1998 first quarter. All prior periods will be required to be restated. The adoption of this standard will not have a material impact on the Company's reported earnings per share.


NOTE 1 - ACQUISITION AND DIVESTITURE

ACQUISITION OF PRINCE
---------------------

Effective October 1, 1996, the Company completed the acquisition of Prince Holding Corporation (Prince) for approximately $1.3 billion. Prince, based in Holland, Michigan, supplies automotive interior systems and components including overhead systems and consoles, door panels and floor consoles.

The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the acquired net assets, which approximated $1.1 billion, was recorded as goodwill. The Company used the after-tax proceeds from the sale of its Plastic Container division (see below) and debt securities to finance the purchase.

DIVESTITURE OF PLASTIC CONTAINER DIVISION
-----------------------------------------

On February 28, 1997, the Company completed the sale of its Plastic
Container division (PCD) to Schmalbach-Lubeca AG/Continental Can Europe (a member of the VIAG Group) for approximately $650 million, with a portion of the proceeds deferred. The Company recorded a gain on the sale of $135 million ($69 million or $.82 per primary share and $.76 per fully diluted share, after-tax).

The results of PCD have been reported separately as discontinued operations in the Consolidated Statement of Income. The results of the discontinued operations do not reflect any interest expense or management fees allocated by the Company. Prior year consolidated financial statements have been restated to present PCD as a discontinued operation. Revenues of PCD were $242 million for the five months ended February 28, 1997 and $799 million for the year ended September 30, 1996. These amounts are not included in sales as reported in the Consolidated Statement of Income.

PRO FORMA FINANCIAL INFORMATION
-------------------------------

The following pro forma results of operations of the Company give effect to the acquisition of Prince, the divestiture of PCD, and the application of the after-tax proceeds from the PCD sale as though these transactions had occurred on October 1, 1995.


                                                        Year ended September 30,
---------------------------------------------------------------------------------
(in millions, except per share data; unaudited)         1997(1)         1996
Net sales                                               $11,145.4       $10,076.7
Income from continuing operations                       $   226.6       $   232.9
---------------------------------------------------------------------------------
Earnings per share from continuing operations
        Primary                                         $    2.56       $    2.67
        Fully diluted                                   $    2.43       $    2.53
---------------------------------------------------------------------------------
Weighted average shares
        Primary                                              84.8            83.6
        Fully diluted                                        90.9            89.9
---------------------------------------------------------------------------------

(1) Amounts include a restructuring charge (see Note 2) of $70.0 million ($40.3 million or $.48 per primary share and $.44 per fully diluted share, after-tax).

The unaudited pro forma financial information presented is not necessarily indicative of either the results of operations that would have occurred had these transactions taken place on October 1, 1995 or the future results of operations.


NOTE 2 - RESTRUCTURING CHARGE

In the second quarter of 1997, the Company recorded a restructuring charge, including related asset writedowns, of $70.0 million ($40.3 million or $.48 per primary share and $.44 per fully diluted share, after-tax). The restructuring initiatives involve the Company's automotive and controls segments and include four plant closings and the elimination of certain underperforming business lines resulting in workforce reductions of approximately 650 employees and the writedown of certain long-lived assets, including goodwill. These actions, taking place in both the United States and Europe, resulted in restructuring charges of $37.0 million and $33.0 million for the automotive and controls segments, respectively. The automotive segment charges primarily relate to its European business where certain manufacturing capacity is being eliminated or realigned with future customer sourcing requirements, and product development resources are being consolidated. Most significantly, the Company has decided to close a complete seat manufacturing facility located in Belgium due to the announcement by Renault of the closure of their automobile manufacturing operations in that country. In addition, the Company is converting a seat cushion facility in Portugal from a specialized rubberized hair to a new foam operation as a result of the loss of certain General Motors business in Spain.
Within the controls segment, the Company is restructuring a business which provides low-end maintenance services as it no longer provides a means of penetrating more lucrative markets. In addition, the Company has exited the domestic cable installation business.

The cash and noncash elements of the restructuring charge approximate $15.6 million and $54.4 million, respectively. Details of the restructuring charge are as follows:


                                                                             Balance at
                                   Original            Utilized              September 30,
(in millions)                      Reserve          Cash    Noncash          1997
-------------------------------------------------------------------------------------------
Writedown of long-lived assets      $43.6           $ -     $43.6             $  -
Employee severance and
   termination benefits              10.7            5.6       -                5.1
Other                                15.7            3.8      2.2               9.7
-------------------------------------------------------------------------------------------
                                    $70.0           $9.4    $45.8             $14.8
===========================================================================================

For plants to be closed and business lines eliminated, the tangible assets to be disposed of have been written down to their estimated fair value, less cost of disposal. All intangible asset carrying values associated with the plant closings and elimination of business lines have been eliminated. The write-down of long-lived assets of $43.6 million approximates the carrying value of those assets as fair value of the tangible assets less costs to sell is negligible. Considerable management judgment is necessary to estimate fair value, accordingly, actual results could vary significantly from such estimates. As part of the restructuring initiative, approximately 300 employees have separated from the Company as of September 30, 1997. It is expected that the restructuring actions will be substantially completed by approximately mid-year of fiscal 1998.


NOTE 3 - INVENTORIES

                                                     September 30,
-------------------------------------------------------------------------------------------
(in millions)                                   1997            1996
Raw materials and supplies                      $196.8          $155.8
Work in process                                   79.0            94.7
Finished goods                                   137.3           136.3
-------------------------------------------------------------------------------------------
FIFO inventories                                 413.1           386.8
LIFO reserve                                     (39.7)          (42.1)
-------------------------------------------------------------------------------------------
LIFO inventories                                $373.4          $344.7
-------------------------------------------------------------------------------------------


Inventories valued by the LIFO method of accounting were approximately
53% and 47% of total inventories at September 30, 1997 and 1996, respectively.


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

                                                    September 30,
-------------------------------------------------------------------------------------------
(in millions)                                   1997            1996
Buildings and improvements                     $  811.6        $  669.9
Machinery and equipment                         2,049.5         1,743.4
Construction in progress                          152.6           141.7
-------------------------------------------------------------------------------------------
                                                3,013.7         2,555.0
Land                                               86.4            63.5
-------------------------------------------------------------------------------------------
                                                3,100.1         2,618.5
Less accumulated depreciation                  (1,567.1)       (1,298.3)
-------------------------------------------------------------------------------------------
Property, plant and equipment - net            $1,533.0        $1,320.2
-------------------------------------------------------------------------------------------

Interest costs capitalized during 1997, 1996, and 1995 were $7.5 million, $5.3 million and $7.9 million, respectively.


NOTE 5 - LEASES

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $23 million and $26 million at September 30, 1997 and 1996, respectively.

Other facilities and equipment are leased under arrangements which are accounted for as operating leases. Total rental expense was $97 million in 1997, $83 million in 1996 and $71 million in 1995.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 1997 were as follows:


                                                Capital         Operating
                                                Leases          Leases
--------------------------------------------------------------------------
(in millions)
1998                                           $3.9           $ 76.2
1999                                            3.7             59.0
2000                                            3.7             42.1
2001                                            3.7             32.0
2002                                            3.7             22.2
After 2002                                      15.1            69.8
--------------------------------------------------------------------------
Total minimum lease payments                    33.8          $301.3
--------------------------------------------------------------------------
Interest                                        10.3
--------------------------------------------------------------------------
Present value of net minimum lease payments    $23.5
--------------------------------------------------------------------------


NOTE 6 - SHORT-TERM DEBT AND CREDIT AGREEMENTS

Short-term debt at September 30, 1997 and 1996 consisted entirely of bank borrowings. At September 30, 1997, the Company had unsecured lines of credit available from banks totalling $1,218 million. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit available for support of outstanding commercial paper averaged $1,214 million during the year and were $850 million at September 30, 1997. The average short-term debt outstanding during 1997 and 1996 was $1,164 million and $339 million, respectively. The weighted average interest rate on short-term debt outstanding at September 30, 1997 and 1996 was 6.71% and 5.30%, respectively. Total interest paid on both long-term and short-term debt was $130 million, $76 million and $63 million in 1997, 1996 and 1995, respectively.

NOTE 7 - LONG-TERM DEBT

                                                                    September 30,
(in millions)                                                   1997            1996
-------------------------------------------------------------------------------------
Unsecured notes
        6.92% due in 1998                                     $ 30.0          $ 30.0
        6.06% due in 2002                                       34.3             -
        7.7% due in 2015                                       124.8           124.8
        7.125% due in 2017                                     149.1             -
        8.2% due in 2024                                       125.0           125.0
        6.95% due in 2045                                      125.0           125.0
Industrial revenue bonds due through 2006,
        net of unamortized discount of $2.3 million
        in 1997 and $2.6 million in 1996                        46.2            51.0
Medium-term notes due in 1997 and 1999
        at an average interest rate of 7.4%                    103.0           103.0
Guaranteed ESOP debt due in increasing
        annual installments through 2004 at
        an average interest rate of 7.35%
        (tied in part to LIBOR)                                119.4           129.7
Capital lease obligations                                       23.5            27.1
Other                                                           44.5            69.8
-------------------------------------------------------------------------------------
Gross long-term debt                                           924.8           785.4
-------------------------------------------------------------------------------------
Less current portion                                           118.4            33.2
-------------------------------------------------------------------------------------
Net long-term debt                                            $806.4          $752.2
-------------------------------------------------------------------------------------


In July 1997, the Company issued $150 million of 7.125% notes due in 2017. The proceeds were used to refinance commercial paper borrowings associated with the Prince acquisition.

Industrial revenue bond financed facilities have been accounted for as plant and equipment. The related bonds issued by the government units are recorded as long-term debt. Fixed rate industrial revenue bonds of $23 million at September 30, 1997 and $27 million at September 30, 1996 had weighted average interest rates of 6.0% and 6.3%, respectively. Variable rate bonds of $25 million at September 30, 1997 and $27 million at September 30, 1996 had weighted average interest rates of 4.2% and 4.1%, respectively.

In 1989 the Company established an employee stock ownership plan (ESOP). The ESOP was financed with $175 million of debt issued by the ESOP. The ESOP debt is guaranteed by the Company as to payment of principal and interest and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $9 million in 1997 and $10 million in both 1996 and 1995 has not been reflected as interest expense in the Company's Consolidated Statement of Income.

The installments of long-term debt maturing in each of the next five years (including the guaranteed ESOP debt) are: 1998 - $118 million, 1999 - $31 million, 2000 - $92 million, 2001 - $26 million and 2002 - $37 million.

The indentures for the unsecured notes and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.

NOTE 8 - FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of net long-term debt which was $840 million and $757 million at September 30, 1997 and 1996, respectively, was determined using market interest rates and discounted future cash flows. The fair values of hedging instruments, discussed below, were obtained from dealer quotes and published foreign currency exchange rates.

HEDGING TRANSACTIONS

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in exchange rates. The Company enters into forward exchange contracts to hedge certain of its foreign currency commitments. Realized and unrealized gains and losses on these contracts are recognized in the same period as the hedged commitments. The Company's forward exchange contracts generally have maturities which do not exceed 12 months, and are designed to coincide with settlement dates of the related transactions.

During the year, the Company entered into two $150 million interest rate swap agreements, one for 5 years at 6.87% and the other for 10 years at 6.59%. The ten-year swap agreement is fixed at 6.59% unless the LIBOR rate reaches 9.00%, at which point the interest rate would convert to a floating rate. These interest rate swaps establish fixed interest rates on a total of $300 million of outstanding commercial paper. The fair value of the interest rate swaps is the amount the Company would receive or pay to terminate the outstanding contracts at the reporting date. The Company would have paid approximately $12 million to terminate the contracts at September 30, 1997.

In March 1997, the Company settled its 50 million Deutschemark (DM) forward contract by paying 50 million DM in exchange for $30 million. The Company also renewed its three-year 50 million DM cross-currency interest rate swap agreement in March 1997, which is used to hedge a portion of its net investments in its German subsidiaries. Under the swap, the Company receives interest based on a floating three-month U.S. dollar LIBOR rate on $30 million and pays interest based on a three-month floating DM LIBOR rate plus seven basis points on 50 million DM through March 2000, at which time the Company will receive $30 million in exchange for paying 50 million DM.

In December 1995, the Company entered into a seven-year amortizing
French Franc (FRF) cross-currency interest rate swap to hedge a portion of its net investments in its French subsidiaries. Under the swap, the Company receives interest based on a fixed U.S. dollar interest rate of 6.95% and pays a floating rate, indexed to the level of the six-month DM LIBOR rate plus 223 basis points, on the outstanding notional principal amounts in dollars and francs, respectively. The initial notional principal amounts of $80 million and FRF 400 million will remain outstanding until December 1, 1999. Under the terms of the contract, the Company will pay 100 million FRF in exchange for $20 million on the first business day in December 1999 and in each of the subsequent three years through December 2, 2002. On December 2, 2002 the swap will terminate with a final principal settlement of 100 million FRF paid by the Company in exchange for $20 million.

Related foreign exchange gains and losses on the notional principal values of the cross-currency swaps are deferred in the cumulative translation adjustments account (CTA) within shareholders' equity. The net pretax exchange gain deferred in CTA of approximately $10 million at September 30, 1997 was offset by translation gains and losses on the underlying net investments. Net interest payments or receipts from the interest rate swaps and the interest component of the cross-currency swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. The fair value of the cross-currency swaps approximate their carrying value at September 30, 1997 and 1996.

All contracts are executed with major international financial institutions and, as such, the Company does not anticipate that these institutions will fail to perform.

The following additional forward contracts, by which the Company sold or purchased currencies, were outstanding at September 30, 1997:


Currency Sold                 Currency Purchased   Contract Amount
------------------------------------------------------------------
(in millions)
British Pounds                  U.S. Dollars          $163
British Pounds                  German DM               95
German DM                       British Pounds          86
U.S. Dollars                    German DM               64
U.S. Dollars                    French Francs           63
German DM                       Belgian Francs          30
French Francs                   U.S. Dollars            28
U.S. Dollars                    British Pounds          26
German DM                       Italian Lira            23
Hong Kong Dollars               U.S. Dollars            21
Belgian Francs                  German DM               18
Spanish Pesetas                 Portuguese Escudos      12
Others                                                  72
------------------------------------------------------------------
                                                      $701
------------------------------------------------------------------


The fair value of these forward contracts approximate their carrying value at September 30, 1997 and 1996.


NOTE 9 - SHAREHOLDERS' EQUITY

On January 22, 1997, the Company's Board of Directors authorized a two-for-one stock split to be distributed on March 31, 1997 to shareholders of record on March 7, 1997. Shareholders' equity reflects the stock split by reclassifying from Capital in Excess of Par Value to Common Stock the par value of the additional shares arising from the split. In addition, all share and per share information in the financial statements and notes thereto have been restated.

                                                                    September 30,
-------------------------------------------------------------------------------------
(in millions of shares)                                         1997            1996
Preferred Stock, $1.00 par value
        Authorized                                              2.0             2.0
        Issued and outstanding Series D Convertible              *               *
-------------------------------------------------------------------------------------
Common Stock, $.16-2/3 par value
        Authorized                                            300.0           300.0
        Issued and outstanding                                 84.1            82.9
-------------------------------------------------------------------------------------

*280.2403 and 302.0084 shares of Series D Convertible Preferred Stock were outstanding at September 30, 1997 and 1996, respectively.

In 1989 the Company issued 341.7969 shares of 7.75% Series D Convertible Preferred Stock to its newly established ESOP for $175 million. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20.

The ESOP financed its purchase of the Preferred Stock units by issuing debt in the amount of $175 million. The ESOP debt is guaranteed by the Company and is therefore recorded as long-term debt of the Company. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 1997 and 1996 resulting from the above transactions was $24 million and $25 million, respectively.

Preferred Stock units are allocated to participating employees based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death, or vested termination. Each allocated unit may be converted into two shares of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. As of September 30, 1997, 5.6 million shares of common stock were reserved for the conversion of the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders net of their tax benefit.

The Company held 2.6 million shares of its common stock in treasury at September 30, 1997. These shares may be used for a variety of purposes, including employee benefit and stock option plans.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between one and ten years after date of grant. Shares available for future grant under stock option plans were 4.0 million at September 30, 1997.

Following is a summary of activity in the stock option plans for 1997, 1996, and 1995:

                                      Weighted                Shares
                                      Average                 Subject to
                                      Option Price            Option            SARs
------------------------------------------------------------------------------------------
Outstanding,
        September 30, 1994             $21.35                  3,265,080        681,646
                Granted                 24.66                  1,387,400        420,116
                Exercised               16.91                    836,110        154,236
                Cancelled               22.86                    661,086        155,920
------------------------------------------------------------------------------------------
Outstanding,
        September 30, 1995              23.66                  3,155,284        791,606
                Granted                 31.85                  1,477,630        349,130
                Exercised               21.40                    452,656         82,224
                Cancelled               26.14                    206,184          7,988
------------------------------------------------------------------------------------------
Outstanding,
        September 30, 1996              26.83                  3,974,074      1,050,524
                Granted                 36.94                  1,558,420        475,350
                Exercised               26.20                    779,891        204,875
                Cancelled               29.69                    451,981         30,770
------------------------------------------------------------------------------------------
Outstanding,
        September 30, 1997             $30.31                  4,300,622      1,290,229
------------------------------------------------------------------------------------------


Options outstanding at September 30, 1997:


                                                                Weighted        Weighted
                                                                Average         Average
                                        Outstanding at          Remaining       Exercise
                                        September 30,           Contractual     Price
Range of Exercise Prices                1997                    Life (years)    per Share
------------------------------------------------------------------------------------------
$16.00 - $25.99                         1,227,274               6.12            $22.56
$26.00 - $36.99                         3,073,348               8.20            $33.39
------------------------------------------------------------------------------------------


Options exercisable:

                                        Exercisable             Weighted Average Exercise
Range of Exercise Prices                Shares                  Price per Share
------------------------------------------------------------------------------------------
At September 30, 1997
$16.00 - $25.99                         732,000                 $21.14
$26.00 - $26.99                         470,338                 $26.91
------------------------------------------------------------------------------------------
At September 30, 1996                   951,698                 $22.05
------------------------------------------------------------------------------------------
At September 30, 1995                   952,984                 $18.95
------------------------------------------------------------------------------------------

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for employee stock options. Accordingly, no compensation expense has been recognized for stock option plans.

Pro forma net income and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under the fair value method described by SFAS No. 123. The fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for both 1997 and 1996: dividend yield of 3.15%, an expected option life of 6 years and the 7-year U.S. Treasury interest rate on the grant dates. The volatility factors of the expected market prices of the Company's common stock were 19.69% and 20.70%, for 1997 and 1996, respectively. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the three-year vesting period of the options.

The Company's pro forma information follows:


                                               Year ended September 30,
--------------------------------------------------------------------------------
(in millions, except per share data)            1997(1)         1996
Net income                                      $285.8          $233.6
--------------------------------------------------------------------------------
Earnings per share
        Primary                                 $  3.26         $  2.68
        Fully diluted                           $  3.08         $  2.54
--------------------------------------------------------------------------------

(1) Amounts include a restructuring charge (see Note 2) of $70.0 million ($40.3 million or $.48 per primary share and $.44 per fully diluted share, after-tax).

The weighted average fair value of options granted using the Black-Scholes pricing method described above was $8 and $7 for 1997 and 1996, respectively.

The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts because transition rules require pro forma disclosures only for awards granted after fiscal 1995.

Under the terms of a Rights Agreement, as amended effective November 16, 1994, each share of the Company's common stock entitles its holder to one Right. The Rights Agreement provides that if 20% or more of the Company's common stock is acquired, the Rights become exercisable. Further, upon the occurrence of certain defined events, the Rights entitle the holder to purchase common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the Right's exercise price of $87.50. In addition, the Rights Agreement permits the Company's Board of Directors, in certain circumstances, to exchange the Rights for shares of common stock and permits a bidder to call for a shareholders' vote to redeem the Rights. The Rights are subject to redemption by the Board of Directors for $.005 per Right. The Rights have no voting power and expire November 30, 2004.

Approximately $61 million of consolidated retained earnings at September 30, 1997 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.


NOTE 10 - RETIREMENT PLANS

PENSION BENEFITS

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


                                                     Year ended September 30,
---------------------------------------------------------------------------------------
(in millions)                                   1997            1996            1995
Service cost                                     $32.2           $31.6           $28.0
Interest cost on projected benefit obligation     54.2            51.7            46.5
Actual return on plan assets                    (133.5)         (105.9)          (75.6)
Net amortization and deferral                     68.0            47.6            21.6
---------------------------------------------------------------------------------------
Net pension expense                              $20.9           $25.0           $20.5
---------------------------------------------------------------------------------------


The following schedule details the funded status of the Company's defined benefit pension plans. Plans with assets exceeding the accumulated benefit obligation (ABO) are segregated by column from plans with the ABO exceeding assets. The plans with the ABO exceeding assets were primarily foreign plans which are not subject to ERISA. The projected benefit obligation was determined using an assumed discount rate of 7.75% at September 30, 1997 and 1996. Pension expense was determined using assumed discount rates of 7.75% in 1997 and 1996, and 8.00% in 1995. The assumed long-term rate of return on plan assets was 9.75% in 1997, 1996 and 1995. The average rate of compensation increase assumed was 6.0% in 1997, 1996 and 1995.


                                                           September 30,
-----------------------------------------------------------------------------------------------
                                                1997                            1996
                                        Assets          ABO             Assets          ABO
                                        Exceed          Exceeds         Exceed          Exceeds
(in millions)                           ABO             Assets          ABO             Assets
-----------------------------------------------------------------------------------------------
Actuarial present value
   of benefit obligations
        Vested                          $510.8         $ 84.3          $455.6         $ 87.0
        Nonvested                         29.8            2.8            28.1            3.8
-----------------------------------------------------------------------------------------------
Accumulated benefit obligation           540.6           87.1           483.7           90.8
Effect of projected
   salary increases                      119.9           11.8           118.8           15.0
-----------------------------------------------------------------------------------------------
Total projected benefit obligation       660.5           98.9           602.5          105.8
Plan assets at fair value                784.1           40.3           664.0           40.7
-----------------------------------------------------------------------------------------------
Excess (deficit) of plan assets over
   projected benefit obligation          123.6          (58.6)           61.5          (65.1)
Unrecognized transitional asset          (20.7)          (3.0)          (22.9)          (2.7)
Unrecognized net (gain) loss             (81.2)           5.2           (11.3)           6.7
-----------------------------------------------------------------------------------------------
Prepaid (accrued) pension expense       $ 21.7         $(56.4)         $ 27.3         $(61.1)
-----------------------------------------------------------------------------------------------


At the measurement dates of June 30, 1997 and 1996, plan assets included approximately 843,000 and 824,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $34.6 million and $28.7 million at the respective dates.

During 1989, the Company established an ESOP as part of its existing savings and investment (401K) plan, which is available to eligible domestic employees. The ESOP issued debt to finance its purchase of 3.4 million units (341.7969 shares) of the Company's Series D Convertible Preferred Stock for $175 million. The Preferred Stock units are being allocated to participating employees over the 15-year term of the ESOP debt and held in trust until the employees' retirement, death, or vested termination. As of September 30, 1997, approximately 1,679,000 Preferred Stock units had been allocated to employees.

The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $11 million in 1997, $8 million in 1996, and $6 million in 1995. Total compensation expense recorded by the Company was $18 million in 1997 and $17 million in 1996 and 1995.

POSTRETIREMENT HEALTH AND OTHER BENEFITS

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

Net postretirement benefit expense included the following components:

                                                      Year ended September 30,
-------------------------------------------------------------------------------------
(in millions)                                   1997            1996            1995
Service cost                                    $3.7            $3.7            $4.3
Interest cost on accumulated
        benefit obligation                      11.4            10.8            11.2
Net amortization and deferral                   (1.9)           (2.1)           (1.9)
-------------------------------------------------------------------------------------
Net postretirement benefit expense             $13.2           $12.4           $13.6
-------------------------------------------------------------------------------------


The status of the Company's postretirement benefit plans is as follows:

                                                                    September 30,
-------------------------------------------------------------------------------------
(in millions)                                                   1997            1996
Actuarial present value of accumulated
   postretirement benefit obligation
        Retirees                                              $ 96.5          $ 96.0
        Vested active plan participants                         12.9            12.4
        Other plan participants                                 41.1            41.1
-------------------------------------------------------------------------------------
                                                               150.5           149.5
-------------------------------------------------------------------------------------
Unrecognized prior service cost                                 24.8            28.2
Unrecognized net gain                                            6.8             3.7
-------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                     $182.1          $181.4


The accumulated postretirement benefit obligation was determined using an assumed discount rate of 7.75% at September 30, 1997 and 1996. Assumed discount rates of 7.75% in 1997 and 1996, and 8.00% in 1995 were used to determine postretirement benefit expense. The September 30, 1997 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 10% and 7% for pre-65 and post-65 years of age employees, respectively. The September 30, 1996 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 11% and 8% for pre-65 and post-65 years of age employees, respectively. These rates decrease 1% per year to an ultimate rate of 6%. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage point increase in the assumed healthcare cost trend rate would have increased the accumulated benefit obligation by $9 million at September 30, 1997, and the sum of the service and interest costs in 1997 by $1 million.

No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.


NOTE 11 - RESEARCH AND DEVELOPMENT

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $232 million in 1997, $156 million in 1996 and $127 million in 1995.


NOTE 12 - INCOME TAXES

Components of income from continuing operations before income taxes and minority interests included the following:


                                              Year ended September 30,
---------------------------------------------------------------------------------------
(in millions)                           1997            1996            1995
Domestic                                $386.8          $353.7          $273.0
Foreign                                   38.8            67.8            65.3
---------------------------------------------------------------------------------------
Income before income taxes              $425.6          $421.5          $338.3
---------------------------------------------------------------------------------------


Components of the provision for income taxes on continuing operations were as follows:

                                             Year ended September 30,
---------------------------------------------------------------------------------------
(in millions)                         1997            1996            1995
Current
        Federal                       $162.8         $ 92.7          $ 98.7
        State                           32.2           19.0            21.1
        Foreign                         31.3           25.8            21.5
---------------------------------------------------------------------------------------
                                       226.3          137.5           141.3
---------------------------------------------------------------------------------------
Deferred
        Federal                        (41.1)          27.3            (2.7)
        State                           (5.3)           3.5            (0.8)
        Foreign                          1.0            3.5             5.2
---------------------------------------------------------------------------------------
                                       (45.4)          34.3             1.7
---------------------------------------------------------------------------------------
Provision for income taxes            $180.9         $171.8          $143.0
---------------------------------------------------------------------------------------


An analysis of effective income tax rates for continuing operations is shown below:

                                                   Year Ended September 30,
---------------------------------------------------------------------------------------
                                             1997            1996            1995
Federal statutory rate                         35.0%          35.0%         35.0%
State income taxes, net of federal benefit      3.9            4.1           4.2
Federal tax expense at different rates
   and foreign losses without tax benefits      4.4            1.3           1.1
Goodwill                                        2.8            0.6           0.7
Other                                          (3.6)          (0.2)          1.3
---------------------------------------------------------------------------------------
                                               42.5%          40.8%         42.3%
---------------------------------------------------------------------------------------

The effective income tax rate for discontinued operations was 49% for 1997, 46% for 1996, and 40% for 1995.

Deferred taxes for continuing operations were classified in the Consolidated Statement of Financial Position as follows:


                                                            September 30,
--------------------------------------------------------------------------------
(in millions)                                           1997            1996
Other current assets                                    $108.5         $ 61.1
Other noncurrent assets                                   22.3           40.9
Accrued income taxes                                      (2.1)           -
Other noncurrent liabilities                             (34.5)           -
--------------------------------------------------------------------------------
Net deferred tax asset                                  $ 94.2          102.0
--------------------------------------------------------------------------------


Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities for continuing operations included:


                                                            September 30,
--------------------------------------------------------------------------------
(in millions)                                           1997            1996
DEFERRED TAX ASSETS
Accrued expenses and reserves                         $182.2          $121.0
Postretirement and postemployment benefits              79.7            79.3
Operating loss and foreign tax credit carryforwards     93.1            63.5
Other                                                    2.2            25.5
--------------------------------------------------------------------------------
                                                       357.2           289.3
Valuation allowance                                    (81.3)          (56.6)
--------------------------------------------------------------------------------
                                                       275.9           232.7
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Property, plant and equipment                           70.6            50.8
Employee benefits                                        9.0            13.1
Inventories                                              7.0             5.9
Long-term contracts                                     25.1            29.7
Joint ventures                                           9.7             9.3
Intangible assets                                       51.2            17.2
Other                                                    9.1             4.7
--------------------------------------------------------------------------------
                                                       181.7           130.7
--------------------------------------------------------------------------------
Net deferred tax asset                                $ 94.2          $102.0

The valuation allowance primarily represents foreign loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. These tax benefits expire at various dates from 1998 to 2006.

Income taxes paid during 1997, 1996 and 1995 were $291 million, $116 million and $164 million, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries of $269 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.


NOTE 13 - CONTINGENCIES

The Company is involved in a number of proceedings and potential proceedings relating to environmental matters. At September 30, 1997, the Company had an accrued liability of approximately $36 million relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, the Company's future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

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


NOTE 14 - SEGMENT INFORMATION

The Company operates in two business segments, automotive and controls. The automotive segment is primarily engaged in the design and manufacture of complete seat systems, seating components and interior systems for cars, light trucks and vans and the manufacture of automotive batteries for the replacement and original equipment markets. The controls segment is primarily engaged in the installation and service of control systems, the service of mechanical equipment and other systems in non-residential buildings, and for on-site integrated facilities management services. Reference is made to page 20 for business segment financial data.

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

The Company has sales to the automotive industry. Ford Motor Company accounted for 17% of the Company's net sales in 1997, 14% in 1996 and 8% in 1995. General Motors Corporation accounted for 11%, 8%, and 11% in 1997, 1996 and 1995, respectively. Chrysler Corporation accounted for 11%, 10% and 12% in 1997, 1996 and 1995, respectively. As of September 30, 1997, the Company had accounts receivable totalling $502 million from these manufacturers.

Product transfers from domestic to foreign locations amounted to $94 million in 1997, $72 million in 1996 and $48 million in 1995. Product transfers from foreign to domestic locations were $103 million in 1997, $71 million in 1996 and $107 million in 1995. Interarea transfers of manufactured products are at prices in excess of cost. The resultant income is assigned to the geographic area of manufacture.

Geographic Areas                              Year ended September 30,
--------------------------------------------------------------------------------
(in millions)                           1997            1996            1995
NET SALES
Domestic                              $ 7,330.7        $5,967.0        $5,246.9
European                                3,024.7         2,709.0         1,667.1
Other foreign                             790.0           534.0           486.7
--------------------------------------------------------------------------------
        Consolidated                  $11,145.4        $9,210.0        $7,400.7
--------------------------------------------------------------------------------
OPERATING INCOME(1)
Domestic                              $   496.9        $  409.0        $  325.7
European                                    1.8            49.7            31.4
Other foreign                              29.2            20.9            39.3
Eliminations                               (0.8)           (0.7)           (1.3)
--------------------------------------------------------------------------------
        Consolidated                      527.1           478.9           395.1
Other income (expense)                   (101.5)          (57.4)          (56.8)
--------------------------------------------------------------------------------
Income before income taxes
        and minority interests        $   425.6        $  421.5        $  338.3
--------------------------------------------------------------------------------
ASSETS (YEAR END)
Domestic                              $ 3,922.4        $2,268.4        $2,037.9
European                                1,236.7         1,550.2         1,081.5
Other foreign                             440.5           329.0           216.4
Unallocated                               449.0           402.9           345.2
--------------------------------------------------------------------------------
                                        6,048.6         4,550.5         3,681.0
Net assets of discontinued operations       -             440.7           466.6
--------------------------------------------------------------------------------
        Consolidated                  $ 6,048.6        $4,991.2        $4,147.6
--------------------------------------------------------------------------------


(1)1997 operating income includes a restructuring charge (see Note 2) of $70.0 million, with $25.0 million of the charge associated with domestic operations and $45.0 million associated with European operations.

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

James H. Keyes
Chairman and Chief Executive Officer

Stephen A. Roell
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Johnson Controls, Inc.

In our opinion, the statements appearing on pages 26 through 38 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Milwaukee, Wisconsin
October 20, 1997

Five Year Summary

                                                Year ended September 30,(1, 2)
------------------------------------------------------------------------------------------------------------
(dollars in millions,
except per share data)           1997(3)          1996          1995            1994            1993(4)
OPERATING RESULTS
Net sales                       $11,145.4        $9,210.0      $ 7,400.7       $6,111.7          $5,496.6
Operating income                $   527.1        $  478.9      $   395.1       $  311.4          $  268.5
Income from continuing
   operations before
   cumulative effect
   of accounting changes
      Before 1997
        restructuring charge    $   260.9        $  222.7      $   168.0       $  134.8          $  113.6
      After 1997
         restructuring charge   $   220.6        $  222.7      $   168.0       $  134.8          $  113.6
Net income                      $   288.5        $  234.7      $   195.8       $  165.2          $   15.9
Earnings per share from
   continuing operations
   before cumulative effect
   of accounting changes
      Before 1997 restructuring
       charge
        Primary                 $    2.96       $    2.55     $     1.93      $    1.53         $    1.28
        Fully diluted           $    2.81       $    2.42     $     1.82      $    1.46         $    1.21
      After 1997 restructuring
       charge
        Primary                 $    2.48       $    2.55     $     1.93      $    1.53         $    1.28
        Fully diluted           $    2.37       $    2.42     $     1.82      $    1.46         $    1.21
Earnings per share
        Primary                 $    3.29       $    2.69     $     2.26      $    1.90         $    0.08
        Fully diluted           $    3.12       $    2.55     $     2.13      $    1.80         $    0.08(6)
Return on average
   shareholders' equity(5)             16%             16%            13%            12%               11%
Capital expenditures            $   370.9        $  322.3      $   330.9       $  261.7          $  239.4
Depreciation                    $   283.6        $  226.6      $   191.7       $  169.3          $  161.5
Number of employees                72,300          65,800         59,200         54,800            50,100

FINANCIAL POSITION
Working capital (excluding
   "Net assets of
   discontinued operations")    $  (443.4)       $  225.8      $    81.1       $  226.9          $  213.8
Total assets                    $ 6,048.6        $4,991.2      $ 4,147.6       $3,633.9          $3,062.7
Long-term debt                  $   806.4        $  752.2      $   619.3       $  661.6          $  487.7
Total debt                      $ 1,462.6        $1,033.5      $   814.8       $  702.3          $  527.6
Shareholders' equity            $ 1,687.9        $1,507.8      $ 1,340.2       $1,202.8          $1,079.0
Total debt to total
   capitalization                      46%             41%            38%            37%               33%
Book value per share            $   19.80       $   17.88     $    16.05      $   14.55         $   13.15

COMMON SHARE INFORMATION
Dividends per share             $    0.86       $    0.82     $     0.78      $    0.72         $    0.68
Market prices
        High                    $49-13/16       $  38-1/4     $       33       $ 30-5/8         $ 29-9/16
        Low                     $  35-3/8       $  28-7/8     $   22-7/8       $22-7/16         $ 19-5/16
Number of shareholders             57,824          44,636         37,971         33,227            30,483
Weighted average shares
  (in millions)
        Primary                      84.8            83.6           82.3           82.1              81.5
        Fully diluted                90.9            89.9           89.1           88.5              88.5
------------------------------------------------------------------------------------------------------------



(1) Share and per share information has been restated to reflect a two-for-one split of the Company's common stock effective March 7, 1997.

(2) Historical amounts have been restated to reflect the reclassification of the Plastic Container division as a discontinued operation.

(3) Results include a restructuring charge of $70.0 million ($40.3 million or $.48 per primary share and $.44 per fully diluted share, after-tax).

(4) Results include the adoption of Statement of Financial Accounting
Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," No. 109, "Accounting for Income Taxes," and No. 112, "Employers' Accounting for Postemployment Benefits." The combined cumulative effect of the accounting changes was a one-time charge of $122 million or $1.50 per share on a primary basis and $1.41 per share fully diluted, after taxes.

(5) Return on average shareholders' equity represents income from continuing operations before the cumulative effect of accounting changes divided by average equity. Income from continuing operations for 1997 excludes the restructuring charge. Average equity for 1993 includes the cumulative effect of accounting changes.

(6) Calculation is anti-dilutive.