Form 10-K405, Exhibit 13
period 1998-09-30
JOHNSON CONTROLS INC
filed 1998-12-15
CIK 53669

MANAGEMENT'S DISCUSSION AND ANALYSIS



INTRODUCTION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the three-year period ended September 30, 1998. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this annual report.

Comparability of results between the years presented is affected by certain significant nonrecurring transactions that occurred during the three-year period. In 1997, the Company divested its plastics operating segment by selling the Plastic Container division (see "Discontinued Operations"). In addition, the Company recorded a $70 million charge in the second quarter of fiscal 1997 to restructure certain Automotive Systems and Controls Group businesses. Finally, the Company recorded a gain in 1998 on the sale of the Plastics Machinery division. Management believes operating results from continuing operations before the effect of these nonrecurring items provide the most meaningful indicators of the Company's performance.


                             Common Stock Price Range                       Dividends
------------------------------------------------------------------------------------------------
                             1998                 1997                1998            1997
------------------------------------------------------------------------------------------------
First Quarter           $ 42 1/4-51          $35 3/4-42 11/16         $0.23          $0.215
Second Quarter           43 9/16-61 5/16      39 3/8-45 11/16          0.23           0.215
Third Quarter             53 5/8-61 7/8       35 3/8-43 7/8            0.23           0.215
Fourth Quarter           42 3/16-58 1/4           41-49 13/16          0.23           0.215
------------------------------------------------------------------------------------------------
Year                    $42 3/16-61 7/8      $35 3/8-49 13/16         $0.92          $ 0.86
------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

SALES
Consolidated net sales for the year ended September 30, 1998 rose to a record $12.6 billion, 13% higher than the prior year total of $11.1 billion. Both of the Company's operating segments reported sales growth, with the majority of the overall increase attributable to the Automotive Systems Group.

Automotive Systems Group sales of $9.3 billion for 1998 were 15% higher than the prior year's sales of $8.0 billion. The segment's seating and interior systems business achieved strong sales growth in North America, Europe and South America. Seating and interior systems sales in North America improved at a faster rate than the vehicle production level due to new contracts and strong demand for vehicles that the Company supplies. The increase in European seating sales was led by new programs and increased production levels with Mercedes and Volkswagen. Seating sales in South America rose, reflecting the Company's launch of new seating programs in that market. Current year automotive battery sales were also higher as shipments reached a record level, stemming from growth with existing aftermarket customers and a new contract to supply Sears DieHard Gold(R) brand batteries. These increases more than offset the effect on seating and interior systems sales of the North American General Motors (GM) strike that occurred during the second half of fiscal 1998.

Controls Group sales for 1998 improved to $3.3 billion, 6% higher than the prior year's $3.1 billion. The increased sales were attributable to improvements in both the segment's integrated facility management and control systems and services businesses. The integrated facility management business achieved significant sales growth in the worldwide commercial buildings market, reflecting the addition of new contracts and the expansion of existing contracts. Sales of installed control systems to the new construction and existing buildings markets also increased from the prior year.

Management expects consolidated net sales in fiscal 1999 to exceed current year revenues. Automotive Systems Group sales are expected to increase approximately 20% to 25%, provided automotive production levels in North America and Europe remain relatively stable. Growth is expected to be driven by higher sales of vehicles for which the Company supplies seating and interior systems and the launch of new programs worldwide. Sales growth will also be aided by the addition of Becker Group, Inc. ("Becker Group"), the automotive interior systems supplier acquired in July 1998 (see "Acquisition"). Becker Group will provide a new platform for the Company's interior systems growth, especially in the European market.

Management anticipates Controls Group sales growth of 10% to 15% in 1999. The expected increase is based on the continued expansion of integrated facility management activity in the commercial market and higher installed systems sales, particularly in the North American market for existing buildings. Sales growth will also result from the consolidation of Yokogawa Johnson Controls (YJC) Corporation, the control systems and services joint venture in Japan. YJC's results, previously accounted for by the equity method, will be consolidated in 1999 to reflect the Company's increased investment in this affiliate. At September 30, 1998, the unearned backlog of installed control systems contracts (excluding integrated facility management) to be executed within the next fiscal year was $836 million. The increase from the prior year amount of $760 million was primarily due to increased bookings for existing buildings worldwide.


OPERATING INCOME
The Company's consolidated operating income in 1998 reached a record $664 million, 11% higher than the prior year's $597 million

                                                          Johnson Controls, Inc.



(before a $70 million restructuring charge; see discussion in "Fiscal 1997 Compared to Fiscal 1996"). Both of the Company's business segments contributed double-digit growth compared to the prior year.

The Automotive Systems Group's operating income rose to $530 million, an 11% increase from the prior year's $478 million (before the restructuring charge). The segment's operating income increase over the prior year was primarily associated with higher sales and income from seating and interior systems operations in North America and Europe. European seating systems' operating margins improved due to reduced engineering and operating costs. Operating income improved despite the GM strike in the latter half of fiscal 1998, which reduced the segment's operating income by approximately $30 million. Losses associated with seating plant start-up costs in South America also reduced the segment's operating income.

Operating income for the Controls Group increased to $134 million, up 12% from the prior year's $119 million (before the restructuring charge). Controls Group operating income increased from the prior year due to volume increases and the control systems and services business' improved productivity and contract execution.

The Company expects consolidated operating income to increase in 1999, reflecting higher sales and additional efficiencies. The Automotive Systems Group's operating income is expected to be higher year-over-year due to new seating and interior systems business worldwide, continued involvement in successful, maturing vehicle programs and the integration of Becker Group. Seating operations in South America are expected to continue operating at a loss due to the economic slowdown in that market, although the magnitude of the losses is expected to decline.

The Automotive Systems Group has supply agreements with certain of its customers that provide for annual productivity price reductions and, in some instances, for the recovery of material and labor cost increases. The segment has been, and anticipates it will continue to be, able to significantly offset any sales price changes with cost reductions from design changes, productivity improvements and similar programs with its own suppliers.

Controls Group operating income is expected to increase due to continued expansion of integrated facility management and control systems and services activity in the commercial market. The facility management business continues to benefit from its strategic focus on servicing customers in industries in which a reliable building environment is critical. Control systems and services operating income is also expected to increase due to higher sales to the existing buildings market.


OTHER INCOME/EXPENSE
Net interest expense (interest expense less interest income) totaled $119 million in 1998 compared with $113 million in the prior year. The increased expense was primarily attributable to financing costs associated with the purchase of Becker Group in the Company's fourth fiscal quarter. The Company expects net interest expense in 1999 to increase from the current year level, reflecting a full year's interest expense on the additional debt incurred to finance this acquisition, which was approximately $548 million in cash and the assumption of approximately $372 million of debt.

The $59.9 million pre-tax gain on the sale of a business recorded in 1998 resulted from the Company's sale of its Plastics Machinery division for approximately $190 million on September 30, 1998. The plastics machinery business had annual sales of approximately $190 million. The Company used the after-tax proceeds from the sale to reduce debt.


PROVISION FOR INCOME TAXES
The effective income tax rate was 41.5% for 1998 compared with 42.5% for the prior year. The rate declined due primarily to a lower effective state tax rate and improved performance by certain of the Company's European operations, partially offset by the losses of start-up operations in emerging markets. The effective rate for the fiscal year was higher than the combined domestic federal and state statutory rate of approximately 39% due mostly to nondeductible goodwill amortization associated with recent acquisitions and higher foreign effective rates.

INCOME FROM CONTINUING OPERATIONS
Income from continuing operations for 1998 rose to $338 million or $3.63 per diluted share. The Company's income from continuing operations before the $35 million after-tax gain on the sale of the Plastics Machinery division was $303 million, up 16% from the prior year's $261 million (before $40 million restructuring charge, after-tax). The growth reflects the improvements in operating income and a lower effective income tax rate, offset in part by higher interest expense. Diluted earnings per share from continuing operations (before the gain on sale of business of $.38 per diluted share, after-tax) were $3.25, compared with $2.81 in the prior year (before restructuring charge of $.44 per diluted share, after-tax).


FISCAL 1997 COMPARED TO FISCAL 1996

SALES
Consolidated net sales for 1997 reached $11.1 billion, representing a 21% increase over 1996 sales of $9.2 billion. The Company's Automotive Systems Group was the principal contributor to the year's increased sales.

Automotive Systems Group sales for 1997 rose 28% to $8.0 billion, up from the prior year's $6.2 billion. Approximately one-half of the increase was attributable to the acquisition of Prince Holding Corporation (Prince), the interior systems company acquired in October 1996. North American seating sales were strong despite a slight decline in industry vehicle production levels in 1997 compared with the prior year. The sales growth reflected the Company's

20


participation with certain new vehicle models for Ford and GM. Seating sales in Europe were higher during the year, despite the impact of lower currency exchange rates, due to successful new programs with Ford, Chrysler and Volkswagen. Sales of automotive batteries increased due to higher unit shipments to existing customers and the addition of a new customer, Western Auto Parts America.

Controls Group sales increased 6% to $3.1 billion from $3.0 billion in 1996. A higher level of integrated facility management activity in the commercial market worldwide was the source of most of the segment's growth. Sales were also higher in the non-residential building construction markets in the Asia/Pacific region and the United States.


OPERATING INCOME
Consolidated operating income for 1997 was $527 million, including a $70 million restructuring charge recorded in the second quarter of fiscal 1997 (see discussion that follows). Operating income before the restructuring charge was $597 million, a 25% increase over the prior year's $479 million.

The Automotive Systems Group's operating income, excluding the segment's portion of the restructuring charge, rose to $478 million, a 32% increase from the prior year's $361 million. The inclusion of earnings from Prince and higher seating shipments in North America and Europe contributed to the segment's increased operating income. Higher automotive battery volumes also contributed to the segment's overall operating income growth. Start-up and engineering investments related to new seating programs worldwide, especially in Europe and South America, and strikes at two of the Company's automotive facilities also affected segment operating income.

Operating income for the Controls Group, excluding the segment's portion of the restructuring charge, increased to $119 million, up 2% from the prior year. The improvement was largely due to increased integrated facility management activity in the commercial market, both in North America and continental Europe. This improvement was partially offset by lower operating margins in the domestic systems and services market as investments outpaced revenues.

In the second quarter of fiscal 1997, the Company recorded a restructuring charge, including related asset writedowns, of $70 million involving its Automotive Systems and Controls Groups. The automotive initiatives primarily related to European operations where certain manufacturing capacity was realigned with future customer sourcing requirements, and product development resources were consolidated. The charge associated with the Controls Group principally addressed the Company's decision to restructure certain low-margin service activities that were outside its core controls and facility management businesses. As of September 30, 1998, costs of $62 million had been charged against the reserve, comprised of asset writedowns of $44 million, employee severance and termination benefits of $10 million, and $8 million of other costs relating to the restructuring initiatives. The balance of the reserve is expected to be used for additional severance and termination costs associated with a restructured facility management business in the United Kingdom. These costs are expected to be incurred during the first half of fiscal 1999.

BUSINESS SEGMENTS  Year ended September 30,

                                                         Operating           Assets            Depreciation/        Capital
(in millions)                       Net Sales            Income(1)         (Year End)          Amortization      Expenditures
-----------------------------------------------------------------------------------------------------------------------------
1998
Automotive Systems Group            $  9,263.9            $  529.7          $  6,232.6            $  327.2          $  414.6
Controls Group                         3,322.9               134.3             1,219.0                57.0              53.7
Unallocated                                 --                  --               490.5                  --                --
-----------------------------------------------------------------------------------------------------------------------------
Consolidated                        $ 12,586.8            $  664.0          $  7,942.1            $  384.2          $  468.3
-----------------------------------------------------------------------------------------------------------------------------
1997
Automotive Systems Group            $  8,022.1            $  440.6          $  4,456.2            $  295.6          $  309.7
Controls Group                         3,123.3                86.5             1,143.4                59.3              61.2
Unallocated                                 --                  --               449.0                  --                --
-----------------------------------------------------------------------------------------------------------------------------
Consolidated                        $ 11,145.4            $  527.1          $  6,048.6            $  354.9          $  370.9
-----------------------------------------------------------------------------------------------------------------------------
1996
Automotive Systems Group            $  6,250.2            $  361.2          $  2,970.5            $  209.1          $  260.6
Controls Group                         2,959.8               117.7             1,177.1                53.4              61.7
Unallocated                                 --                  --               402.9                  --                --
Net assets of discontinued
  operations                                --                  --               440.7                  --                --
-----------------------------------------------------------------------------------------------------------------------------
Consolidated                        $  9,210.0            $  478.9          $  4,991.2            $  262.5          $  322.3
-----------------------------------------------------------------------------------------------------------------------------

(1) Operating income for 1997 includes a restructuring charge (see Note 14) of $70.0 million, with $37.0 million charged to the automotive segment and $33.0 million charged to the controls segment.

                                                          Johnson Controls, Inc.


OTHER INCOME/EXPENSE
Net interest expense in 1997 was $113 million, $47 million higher than the prior year. The increase was primarily the result of financing associated with the acquisition of Prince for approximately $1.3 billion at the beginning of the Company's 1997 fiscal year.

Miscellaneous-net income of $11 million increased by $3 million over the prior year. The improvement was primarily due to higher equity income, with contributions from the Automotive Systems Group's partially-owned affiliates in North America and Europe.


PROVISION FOR INCOME TAXES
The effective income tax rate on continuing operations was 42.5% for 1997 compared with 40.8% for the prior year. The increase primarily reflected nondeductible goodwill amortization associated with the acquisition of Prince. The effective rate for the fiscal year was higher than the combined domestic federal and state statutory rate of approximately 39% due mostly to the nondeductible goodwill amortization of Prince and higher foreign effective rates.


INCOME FROM CONTINUING OPERATIONS
The Company's income from continuing operations for 1997 was $221 million or $2.37 per diluted share. Before the restructuring charge ($40 million, after-tax), income from continuing operations totaled $261 million, which represented a 17% increase from the prior year's $223 million. The increase was attributable to improvements in operating income, offset in part by higher net interest expense. Diluted earnings per share from continuing operations (before the restructuring charge of $.44 per diluted share, after-tax) were $2.81, up from $2.42 in the prior year.


Discontinued Operations
On February 28, 1997, the Company completed the sale of the Plastic Container division (PCD) to Schmalbach-Lubeca AG/Continental Can Europe (a member of the VIAG Group) for approximately $650 million, with a portion of the proceeds deferred. The Company recorded a gain on the sale of $135 million ($69 million, after-tax). Accordingly, operating results, net assets and cash flows of PCD have been segregated as discontinued operations in the accompanying consolidated financial statements. For the year ended September 30, 1997, the loss per basic and diluted share from discontinued operations was $.01, with a gain on the sale of discontinued operations of $.83 per basic share and $.76 per diluted share. For the year ended September 30, 1996, earnings per basic and diluted share from discontinued operations were $.14 and $.13, respectively.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

Capital expenditures associated with continuing operations were $468 million, $371 million and $322 million in 1998, 1997 and 1996, respectively. Capital spending for Automotive Systems Group projects accounted for the majority of total capital expenditures in all three years. Most of the segment's spending in 1998 was for new and expanded automotive seating and interior systems facilities and product lines worldwide and cost reduction projects. Controls Group spending was primarily for projects relating to information technology. Capital expenditures of approximately $425 to $450 million are anticipated for 1999, with the majority expected to be associated with automotive seating and interior systems expansion. Controls Group spending is expected to be focused on information technology and building systems technology, and the construction of a controls technology center.

Goodwill was $2.1 billion at September 30, 1998, $524 million higher than the prior year balance. The increase is due to businesses acquired during 1998, with the majority relating to the purchase of Becker Group in July 1998. All acquisitions were accounted for as purchases.

Total investments in partially-owned affiliates were $166 million at fiscal year end, approximately $22 million higher than the prior year total. The increase reflects the formation of a number of new joint ventures by both segments, as well as equity income earned by affiliates, primarily from the Automotive Systems Group's domestic and European subsidiaries. The increases were partially offset by dividend distributions.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL AND CASH FLOW
The Company's working capital was a negative $884 million at September 30, 1998, compared with a negative $443 million at September 30, 1997. The decreased level of working capital is primarily attributable to the increase in short-term debt used to finance the acquisition of Becker Group. Working capital, excluding cash and debt, of $311 million at fiscal year end exceeded the prior year amount due primarily to increased accounts receivable associated with the current year's higher sales and the classification of assets and liabilities held for sale as net current assets.

Cash of $558 million was provided by operating activities of continuing operations during 1998 compared with $617 million in 1997, as the current period's higher income was offset by an increase in accounts receivable and other current assets. The Company expects to use cash flow generated by its operations to fund investments in its businesses and retire debt.


CAPITALIZATION
The Company's capitalization of $4.3 billion at September 30, 1998 included short-term debt of $1.3 billion, long-term debt

22

(including the current portion) of $1.1 billion and shareholders' equity of $1.9 billion. Total debt as a percentage of total capitalization increased to 55% from 46% at September 30, 1997. The increase is attributable to the issuance of short-term debt to finance the acquisition of Becker Group.

In February 1998, the Company issued $175 million of ten-year 6.3% notes. The notes were used to refinance a portion of commercial paper borrowings and were issued under the $1.5 billion shelf registration statement on file with the Securities and Exchange Commission.

In July 1998, the Company entered into a new one-year $1.2 billion revolving credit facility to support increased commercial paper balances associated with the Becker Group purchase. The Company also has a $600 million revolving credit facility, with an option to increase the facility to $1.0 billion, which has a maturity of May 2002. At September 30, 1998, $1.3 billion of short-term borrowings were outstanding compared with $538 million at 1997 fiscal year end. The Company plans to secure permanent financing for a portion of its short-term debt in the first half of fiscal 1999.

At the close of 1998, the Company enjoyed high credit ratings from Moody's (A2), Fitch (A), and Standard & Poor's (A-) on its long-term debt.

Management believes the Company's capital resources and liquidity position are sufficient to meet projected needs. Requirements for working capital, capital expenditures, dividends and debt maturities in fiscal 1999 are expected to be funded from operations, supplemented by short-term or long-term borrowings, if required.

RISK MANAGEMENT

The Company selectively uses financial instruments to reduce market risk associated with changes in foreign exchange and interest rates and, to a lesser extent, commodity prices. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for trading purposes. Analytical techniques used to manage and monitor foreign exchange and interest rate risk include market valuation and sensitivity analysis.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements, and further disclosure relating to financial instruments is included in Note 8 - Financial Instruments.


FOREIGN EXCHANGE
The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. In order to maintain strict control and achieve the benefits of the Company's global diversification, foreign exchange exposures for each currency are netted internally so that only the Company's net foreign exchange exposures may be hedged with financial instruments. The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses resulting from hedging instruments offset the gains or losses on the underlying assets, liabilities and investments being hedged. The Company's forward exchange contracts generally have maturities that do not exceed 12 months, and the maturities coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. The Company has entered into four cross-currency interest rate swaps to hedge portions of its net investments in Germany, France and Japan. The currency effects of these swaps are reflected in the cumulative translation adjustments account within shareholders' equity where they offset gains and losses on the net investments in Germany, France and Japan.

The currencies that the Company was primarily exposed to at September 30, 1998 were the German Mark, French Franc, Spanish Peseta, Czech Republican Koruna, British Pound and the Japanese Yen. Because the Company has significant operations across member countries of the European Monetary Union, the introduction of the euro on January 1, 1999 is expected to decrease the volume of required foreign exchange contracts.

Sensitivity Analysis
The following table indicates the U.S. dollar equivalents of the net foreign exchange contracts, cross-currency interest rate swaps and non-functional currency denominated debt (instruments) outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies. The resulting functional currency gains and losses are translated at the U.S. dollar spot rate on September 30, 1998. As noted above, the Company's policy prohibits the trading of financial instruments for profit. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on underlying payables, receivables and net investments in foreign subsidiaries.

                                                          Johnson Controls, Inc.

September 30, 1998
---------------------------------------------------------------------------
                                     Foreign Exchange Gain/(Loss) from:
                                  -----------------------------------------
                    Net Amount     10% Appreciation    10% Depreciation
                  of Instruments   of the Functional   of the Functional
CURRENCY           Long/(Short)        Currency             Currency
---------------------------------------------------------------------------
(dollars in millions)

German Marks          $(177)              $18               $(18)
French Francs           (71)                7                 (7)
Spanish Pesetas         (27)                3                 (3)
Czech Republican
  Korunas               (15)                1                 (1)
British Pounds          (14)                1                 (1)
Japanese Yen            (12)                1                 (1)
Other                   (17)                2                 (2)
---------------------------------------------------------------------------
TOTAL                 $(333)              $33               $(33)
---------------------------------------------------------------------------

INTEREST RATES
The Company uses interest rate swaps to modify the Company's exposure to interest rate movements. Certain cross-currency interest rate swaps are designated as hedges of the Company's related foreign net investment exposures. Net interest payments or receipts from interest rate swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. The Company's earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to U.S. short-term money market rates. A 10% increase or decrease in the average cost of the Company's variable rate debt and cross-currency interest rate swaps would result in a change in pre-tax interest expense of approximately $6 million.

COMMODITIES
The Company's exposure to commodity price changes relates to certain manufacturing operations that utilize raw commodities. The Company manages its exposure to changes in those prices primarily through the terms of its supply and procurement contracts. This exposure is not material to the Company.

ACQUISITION

Effective July 1, 1998, the Company completed the acquisition of Becker Group for approximately $548 million, plus the assumption of approximately $372 million of debt. Becker Group, based in Michigan and Germany, is a major supplier of automotive interior systems, particularly door systems and instrument panels. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $500 million, was recorded as goodwill. Annualized sales for Becker Group, after planned divestitures (see discussion that follows), are approximately $925 million. Becker Group's results


QUARTERLY FINANCIAL DATA  Year ended September 30,


                                                    First           Second             Third           Fourth            Full
(in millions, except per share data; unaudited)    Quarter         Quarter(1)         Quarter          Quarter(2)        Year(1,2)
------------------------------------------------------------------------------------------------------------------------------------
1998
Net sales                                         $ 3,056.3        $  3,007.3        $ 3,189.5         $ 3,333.7       $ 12,586.8
Gross profit                                      $   434.2        $    416.3        $   470.4         $   489.7       $  1,810.6
Net income                                        $    65.3        $     52.5        $    83.9         $   136.0       $    337.7
Earnings per share
       Basic                                      $    0.75        $     0.59        $    0.97         $    1.58       $     3.89
       Diluted                                    $    0.70        $     0.56        $    0.90         $    1.47       $     3.63
------------------------------------------------------------------------------------------------------------------------------------
1997
Net sales                                         $ 2,761.3        $  2,743.6        $ 2,879.3         $ 2,761.2       $ 11,145.4
Gross profit                                      $   406.7        $    375.3        $   433.4         $   444.4       $  1,659.8
Income (loss) from continuing operations          $    54.9        $     (1.6)       $    74.4         $    92.9       $    220.6
Discontinued operations, net of tax               $    (1.8)       $     69.7             --                --         $     67.9
Net income                                        $    53.1        $     68.1        $    74.4         $    92.9       $    288.5
Earnings (loss) per share from continuing
   operations
       Basic                                      $    0.64        $    (0.06)       $    0.86         $    1.08       $     2.52
       Diluted                                    $    0.59        $    (0.03)       $    0.81         $    1.00       $     2.37
Earnings per share
       Basic                                      $    0.62        $     0.78        $    0.86         $    1.08       $     3.34
       Diluted                                    $    0.57        $     0.74        $    0.81         $    1.00       $     3.12
------------------------------------------------------------------------------------------------------------------------------------

(1) Second quarter earnings for 1997 include (per diluted share) the effects of a restructuring charge equal to $(.44), earnings from discontinued operations of $.01 and a gain on the sale of discontinued operations of $.76; full year earnings include a loss from discontinued operations of $(.01). Excluding these items would result in earnings per diluted share of $.41 for the second quarter and $2.81 for the year.

(2) Fourth quarter and full year earnings for 1998 include a gain on the sale of the Plastics Machinery division of $.38 per diluted share. Excluding the gain would result in earnings per diluted share of $1.09 for the fourth quarter and $3.25 for the year.

24


have been included in the Company's consolidated financial statements from the date of acquisition. The purchase was initially financed with commercial paper and it is anticipated that a portion will be refinanced with long-term debt.

As part of the Becker Group acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and domestic manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and termination benefit costs and plant closure costs. Workforce reductions of approximately 1,250 employees are expected as part of the consolidation plan. No significant charges were made to the reserve as of September 30, 1998. The restructuring activities are expected to be completed by the end of fiscal 1999.

Certain businesses acquired in the Becker Group purchase have been classified as net assets held for sale in the Consolidated Statement of Financial Position at September 30, 1998. At the date of acquisition, the Company identified several operations of Becker Group that were outside of the Company's core businesses and, as such, will be sold. The net assets of the businesses were valued at fair value less estimated costs to sell, including cash flows during the holding period. The Company expects to complete the sale of these businesses in fiscal 1999. The operating results of the businesses to be sold, which were not material for fiscal 1998, have been excluded from the Company's consolidated operating results.

FUTURE ACCOUNTING CHANGES

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective October 1, 1999 for the Company. It requires all derivative instruments to be recorded in the statement of financial position at their fair value. Changes in fair value of derivatives are required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if it is, the type of hedge transaction. The effect of adoption of this statement on the Company's earnings or statement of financial position has not yet been determined.

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

Environmental Laws require that certain parties fund remedial actions regardless of fault, legality of original disposal or ownership of the site. The Company is currently participating in environmental assessment and remediation at a number of sites under these laws, and it is likely that in the future the Company will be involved in additional environmental assessments and remediations. Such sites include non-Company owned facilities that had been engaged in the recycling of lead batteries.

Future remediation expenses at these and other sites are subject to a number of uncertainties, including the method and extent of remediation (dependent, in part, on existing laws and technology), the percentage and type of material attributable to the Company, the financial viability of site owners and the other parties, and the availability of insurance coverage. A charge to earnings is recorded when it is probable that a liability has been incurred and the cost can be reasonably estimated.

Environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 1998 related solely to environmental compliance were not material. Environmental remediation, compliance and management expenses incurred by the Company in 1998 were approximately $12 million. At September 30, 1998, an accrued liability of approximately $46 million was maintained relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental assessment and remediation matters can be determined at this time, the Company does not expect that these matters will have a material adverse effect on its financial position, results of operations or cash flows.

In 1995, the Company asked the Wisconsin Court of Appeals to overturn a Milwaukee County Circuit Court order which dismissed the Company's complaint against Employers Insurance of Wausau and other insurance companies which sought to recover environmental

                                                          Johnson Controls, Inc.


response costs at 21 sites. On October 13, 1998, the Court of Appeals decided the case should be returned to the Circuit Court to determine which of the 21 sites would be eligible for insurance coverage for related environmental costs. The Company believes that at least certain of its environmental costs should be reimbursed by the defendant insurance companies but also believes that the insurers will continue to claim that the costs are not recoverable at any of the sites. Appeal of the October 13, 1998 decision is under consideration both by the Company and defendant insurers. The Company has not recorded any anticipated recoveries of future insurance proceeds, and therefore the outcome of this case should have no adverse impact on the Company's consolidated financial statements.

If future Environmental and Worker Safety Laws contain more stringent requirements than currently anticipated, expenditures could be expected to have a more significant effect on the Company's financial position, results of operations or cash flows. In general, the Company's competitors face the same laws, and, accordingly, the Company should not be placed at a competitive disadvantage.

OTHER MATTERS

YEAR 2000
The Company has established a process to identify and resolve the business issues associated with the Year 2000. A global team has been assigned responsibility for addressing the business issues and monitoring progress toward their resolution. The team has conducted surveys of the Company's information systems, products, infrastructure and manufacturing systems to identify, prioritize and remediate potential problems related to the Year 2000.

Many of the Company's systems are currently Year 2000 ready. The balance of the Company's systems are currently being modified or replaced, with all significant systems targeted for Year 2000 readiness by September 30, 1999. The need for contingency plans will be evaluated as this target date approaches. In most instances, the Company has replaced, or is in the process of replacing, older software with new programs and systems, rather than modifying existing systems solely to become Year 2000 ready. Replacing these systems results in a significant upgrade in systems and capabilities, as well as providing the ability to properly interpret Year 2000 data. Although the timing of the system replacements is influenced by the Year 2000, in most instances these systems would have been replaced in the normal course of business. The Company has spent approximately $25 million during the last two fiscal years to upgrade and replace its systems to ensure Year 2000 readiness. The Company estimates it will incur additional costs of approximately $15 to $25 million to upgrade and replace its systems, the majority of which will be incurred in fiscal 1999.

The Company believes it continues to appropriately reduce the risks of not being Year 2000 ready through the identification and remediation process described above. The Company's three largest customers, which account for a significant portion of consolidated sales, have assessed the Company's internal systems as having a "low" risk of not being Year 2000 ready. The Company's information technology professionals are currently evaluating the Year 2000 readiness of the recently acquired Becker Group; the costs to ensure its readiness to process Year 2000 data are not yet estimable.

The Company does not at present anticipate any material business disruptions due to the Year 2000 that would be associated with its own systems, products or services. The Company believes the most significant risks associated with the Year 2000 are external to its operations. The Company could face a material financial risk if its customers or suppliers are unable to complete critical Year 2000 readiness efforts in a timely manner. The Company is currently working with its customers and suppliers to evaluate Year 2000 readiness, identify material risks and develop solutions so that all critical processes needed to conduct its business are Year 2000 ready. In addition, the Company's exposure to these external risks is partially mitigated by the size and sophistication of its primary customers, as well as by the diversity of its products, suppliers and geographic locations.


EURO CONVERSION
On January 1, 1999, member countries of the European Monetary Union (EMU) will begin a three-year transition from their national currencies to a new common currency, the "euro." In the first phase, the permanent rates of exchange between the members' national currency and the euro will be established and monetary, capital, foreign exchange, and interbank markets will be converted to the euro. National currencies will continue to exist as legal tender and may continue to be used in commercial transactions. By January 2002, euro currency will be issued and by July 2002, the respective national currencies will be withdrawn. The Company has significant operations in member countries of the EMU and, accordingly, has established action plans that are currently being implemented to address the euro's impact on information systems, currency exchange rate risk, taxation, contracts, competition and pricing. Based on its current assessment, management believes that the costs of the euro conversion will not have a material impact on the operations, cash flows or financial condition of the Company.

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

The Company has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future risks in the "Risk Management" section of this document and those preceded by, following or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, the Company cautions that the numerous important factors discussed elsewhere in this document and in the Company's Form 8-K filing (dated November 13, 1998), could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

26

CONSOLIDATED STATEMENT OF INCOME



                                                                                          YEAR ENDED SEPTEMBER 30,
                                                                                ---------------------------------------------
(in millions, except per share data)                                             1998               1997           1996
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $ 12,586.8       $  11,145.4       $ 9,210.0
Cost of sales                                                                     10,776.2           9,485.6         7,878.3
-----------------------------------------------------------------------------------------------------------------------------
      Gross profit                                                                 1,810.6           1,659.8         1,331.7
Selling, general and administrative expenses                                       1,146.6           1,062.7           852.8
Restructuring charge                                                                    --              70.0              --
-----------------------------------------------------------------------------------------------------------------------------
      Operating income                                                               664.0             527.1           478.9
-----------------------------------------------------------------------------------------------------------------------------
Interest income                                                                       14.8               9.9             7.9
Interest expense                                                                    (133.5)           (122.7)          (73.4)
Gain on sale of business                                                              59.9              --                --
Miscellaneous - net                                                                   11.6              11.3             8.1
-----------------------------------------------------------------------------------------------------------------------------
      Other income (expense)                                                         (47.2)           (101.5)          (57.4)
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests                                    616.8             425.6           421.5
Provision for income taxes                                                           256.0             180.9           171.8
Minority interests in net earnings of subsidiaries                                    23.1              24.1            27.0
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                    337.7             220.6           222.7
Discontinued operations
      (Loss) income from discontinued operations, adjusted for applicable
      (benefit) provision for income taxes of $(1.0) and $9.8, respectively,
      and minority interests                                                            --              (1.1)           12.0

      Gain on sale of discontinued operations, net of $66.0 of income taxes             --              69.0              --
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $    337.7       $     288.5       $   234.7
-----------------------------------------------------------------------------------------------------------------------------
Earnings available for common shareholders                                      $    328.2       $     279.0       $   225.2
-----------------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations
      Basic                                                                     $     3.88       $      2.52       $    2.58
      Diluted                                                                   $     3.63       $      2.37       $    2.42
-----------------------------------------------------------------------------------------------------------------------------
Earnings per share
      Basic                                                                     $     3.88       $      3.34       $    2.72
      Diluted                                                                   $     3.63       $      3.12       $    2.55
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                                          Johnson Controls, Inc.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION



                                                                                                         SEPTEMBER 30,
                                                                                                  ----------------------------
(in millions)                                                                                       1998               1997
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                         $    134.0        $   111.8
Accounts receivable, less allowance for doubtful accounts of $21.2 and $20.8, respectively           1,821.1          1,467.4
Costs and earnings in excess of billings on uncompleted contracts                                      191.7            217.2
Inventories                                                                                            428.2            373.4
Net assets held for sale                                                                               231.9               --
Other current assets                                                                                   597.3            359.5
------------------------------------------------------------------------------------------------------------------------------
      Current assets                                                                                 3,404.2          2,529.3
Property, plant and equipment - net                                                                  1,882.9          1,533.0
Goodwill, less accumulated amortization of $220.1 and $173.7, respectively                           2,084.5          1,560.3
Investments in partially-owned affiliates                                                              166.2            144.6
Other noncurrent assets                                                                                404.3            281.4
------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                                $  7,942.1        $ 6,048.6
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND EQUITY
Short-term debt                                                                                   $  1,289.5        $   537.8
Current portion of long-term debt                                                                       39.4            118.4
Accounts payable                                                                                     1,625.2          1,341.9
Accrued compensation and benefits                                                                      376.1            303.3
Accrued income taxes                                                                                   119.6             78.8
Billings in excess of costs and earnings on uncompleted contracts                                      127.5            107.6
Other current liabilities                                                                              711.1            484.9
------------------------------------------------------------------------------------------------------------------------------
      Current liabilities                                                                            4,288.4          2,972.7
Long-term debt                                                                                         997.5            806.4
Postretirement health and other benefits                                                               166.7            167.2
Other noncurrent liabilities                                                                           548.1            414.4
Shareholders' equity                                                                                 1,941.4          1,687.9
------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and equity                                                                $  7,942.1        $ 6,048.6
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

28

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                           YEAR ENDED SEPTEMBER 30,
                                                                                ----------------------------------------------
(in millions)                                                                     1998              1997             1996
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations                                                 $  337.7       $     220.6        $   222.7
Adjustments to reconcile income from continuing operations to cash provided by operating activities of continuing operations
      Depreciation                                                                   311.2             283.6            226.6
      Amortization of intangibles                                                     73.0              71.3             35.9
      Equity in earnings of partially-owned affiliates                               (19.2)            (20.4)           (15.9)
      Deferred income taxes                                                          (41.3)            (45.4)            34.3
      Gain on sale of business                                                       (59.9)               --               --
      Restructuring charge                                                             --               70.0               --
      Other                                                                           (1.8)             29.4             11.1
      Changes in working capital, excluding acquisition and divestiture of businesses
           Receivables                                                              (229.8)            (70.8)          (202.4)
           Inventories                                                               (34.8)            (41.7)           (43.1)
           Other current assets                                                      (77.2)            (15.5)            (9.3)
           Accounts payable and accrued liabilities                                  247.2             181.1            160.6
           Accrued income taxes                                                       33.0             (70.7)           (14.5)
           Billings in excess of costs and earnings on uncompleted contracts          20.2              25.8             (3.5)
-------------------------------------------------------------------------------------------------------------------------------
                 Cash provided by operating activities of continuing operations      558.3             617.3            402.5
                 Cash (used) provided by operating activities of discontinued
                   operations                                                           --              (8.4)            65.1
-------------------------------------------------------------------------------------------------------------------------------
                 Cash provided by operating activities                               558.3             608.9            467.6
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Capital expenditures                                                                (468.3)           (370.9)          (322.3)
Sale of property, plant and equipment - net                                           26.2              14.5             12.3
Acquisition of businesses, net of cash acquired                                     (546.0)         (1,264.5)          (148.3)
Divestiture of businesses                                                            212.0             650.7             --
Additions of long-term investments                                                   (41.4)            (39.6)           (12.5)
Proceeds from long-term investments                                                   14.8              15.7             11.9
Investing activities of discontinued operations                                         --             (19.5)           (49.1)
Other                                                                                   --                --              0.7
-------------------------------------------------------------------------------------------------------------------------------
                 Cash used by investing activities                                  (802.7)         (1,013.6)          (507.3)
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Increase in short-term debt - net                                                    271.0             330.8            101.1
Issuance of long-term debt                                                           188.3             164.8            155.4
Repayment of long-term debt                                                         (102.8)            (56.7)           (83.7)
Payment of cash dividends                                                            (93.8)            (83.4)           (80.0)
Net financing activities of discontinued operations                                     --              16.5             24.4
Other                                                                                  9.7             (13.4)             6.9
-------------------------------------------------------------------------------------------------------------------------------
                 Cash provided by financing activities                               272.4             358.6            124.1
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                          (5.8)             (7.3)             0.3
-------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  $   22.2       $     (53.4)       $    84.7
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                                          Johnson Controls, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                               Unearned            Capital in              Treasury   Cumulative
                                                  Preferred  Compensation  Common   Excess of    Retained   Stock,    Translation
(in millions)                           Total       Stock       - ESOP      Stock   Par Value    Earnings   at Cost  Adjustments
-----------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1995                 $ 1,340.2    $ 160.1   $ (138.7)    $  7.1   $  520.5   $  853.3    $ (54.9)    $ (7.2)
Net income                                234.7         --         --         --         --      234.7         --         --
Reduction of guaranteed ESOP debt           9.0         --        9.0         --         --         --         --         --
Cash dividends
      Series D preferred ($3.97 per
      one ten-thousandth of a share),
      net of $2.7 million tax benefit      (9.5)        --         --         --         --       (9.5)        --         --
      Common ($.82 per share)             (67.8)        --         --         --         --      (67.8)        --         --
Translation adjustments                   (13.8)        --         --         --         --         --         --      (13.8)
Other, including options exercised         15.0       (5.5)        --        0.1       14.5         --        5.9         --
-----------------------------------------------------------------------------------------------------------------------------------

AT SEPTEMBER 30, 1996                   1,507.8      154.6     (129.7)       7.2      535.0    1,010.7      (49.0)     (21.0)
Net income                                288.5         --         --         --         --      288.5         --         --
Reduction of guaranteed ESOP debt          10.3         --       10.3         --         --         --         --         --
Cash dividends
      Series D preferred ($3.97 per
      one ten-thousandth of a share),
      net of $2.1 million tax benefit      (9.6)        --         --         --         --       (9.6)         --        --
      Common ($.86 per share)             (71.7)        --         --         --         --      (71.7)         --        --
Translation adjustments                   (58.2)        --         --         --         --         --          --     (58.2)
Two-for-one split of common stock          --           --         --        7.2       (7.2)        --          --        --
Other, including options exercised         20.8      (11.2)        --         --       24.8         --         7.2        --
-----------------------------------------------------------------------------------------------------------------------------------

AT SEPTEMBER 30, 1997                   1,687.9      143.4     (119.4)      14.4      552.6    1,217.9       (41.8)    (79.2)
Net income                                337.7         --         --         --         --      337.7          --        --
Reduction of guaranteed ESOP debt          11.6         --       11.6         --         --         --          --        --
Cash dividends
      Series D preferred ($3.97 per
      one ten-thousandth of a share),
      net of $1.5 million tax benefit      (9.5)        --         --         --         --       (9.5)         --        --
      Common ($.92 per share)             (82.8)        --         --         --         --      (82.8)         --        --
Translation adjustments                   (19.7)        --         --         --         --         --          --     (19.7)
Other, including options exercised         16.2       (3.3)        --        0.1       17.3         --         2.1        --
-----------------------------------------------------------------------------------------------------------------------------------

AT SEPTEMBER 30, 1998                 $ 1,941.4    $ 140.1   $ (107.8)    $ 14.5   $  569.9   $1,463.3     $ (39.7)   $ (98.9)
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Johnson Controls, Inc. and its majority-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated. Investments in partially-owned affiliates are accounted for by the equity method when the Company's interest exceeds 20%. Gains and losses from the translation of most foreign currency financial statements are recorded in the cumulative translation adjustments
(CTA) account within shareholders' equity.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most inventories at domestic locations. Cost of other inventories is determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT
The Company uses the straight-line method of depreciation for financial reporting purposes and accelerated methods for income tax purposes. The general range of useful lives for financial reporting is 10 to 50 years for buildings and improvements and 3 to 20 years for machinery and equipment.

INTANGIBLES
Goodwill arising from business acquisitions is amortized using the straight-line method over periods of 15 to 40 years. Patents and other intangibles are amortized over their estimated lives. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment would be determined based on a comparison of the undiscounted future operating cash flows anticipated to be generated during the remaining life of the goodwill to the carrying value. Measurement of any impairment loss would be based on discounted operating cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company has written policies and procedures that place all financial instruments under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes is strictly prohibited. The Company uses financial instruments to manage the market risk from changes in foreign exchange rates and interest rates. The Company has global operations and enters into forward exchange contracts to hedge certain of its foreign currency commitments. Forward points on forward exchange contracts are amortized to income over the life of the contracts. Gains and losses derived from the change in the spot rate on these contracts that hedge assets and liabilities are deferred and recognized when the hedged transaction is settled. Gains and losses on forward contracts that hedge net foreign investments are deferred in the CTA account within shareholders' equity. The criteria for hedge accounting are met by designating the hedging instrument to an existing non-functional currency asset or liability or net foreign investment position after demonstrating that the hedging instrument is effective in offsetting changes in underlying foreign exchange exposure. The Company ensures the effectiveness of all hedges by not engaging in proxy hedging.

The Company uses interest rate swap agreements to modify its exposure to interest rate movements and reduce borrowing costs. Cross-currency interest rate swap agreements are also used to hedge a portion of the Company's net investments in foreign subsidiaries. Related foreign exchange gains and losses on the notional principal values of cross-currency swaps are deferred in CTA. Net interest payments or receipts from interest rate swaps and the interest component of cross-currency interest rate swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. In evaluating the appropriate accounting for an interest rate swap, the terms of the swap are compared to the related asset or liability to which the swap is designated.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective October 1, 1999 for the Company. It requires all derivative instruments to be recorded in the statement of financial position at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if it is, the type of hedge transaction. The effect of adoption of this statement on the Company's earnings or statement of financial position has not yet been determined.

REVENUE RECOGNITION
The Company recognizes revenue from long-term contracts of the controls segment over the contractual period under the percentage-of-completion method of accounting (see "Long-Term Contracts"). In all other cases, the Company recognizes revenue at the time products are shipped or as services are performed.

LONG-TERM CONTRACTS
Under the percentage-of-completion method of accounting used for long-term contracts, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recorded when identified. Claims against customers are recognized as revenue upon settlement. The amount of accounts receivable due after one year is not significant.

EARNINGS PER SHARE
Basic earnings per share are computed by dividing net income, after deducting dividend requirements on the Series D Convertible Preferred Stock, by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income, after deducting the after-tax compensation expense that would arise from the assumed conversion of the Series D Convertible Preferred Stock, by diluted weighted average shares outstanding. Diluted weighted average shares assume the conversion of the Series D Convertible Preferred Stock, if dilutive, plus the dilutive effect of common stock equivalents which would arise from the exercise of stock options.

CASH FLOW
For purposes of the Consolidated Statement of Cash Flows, the Company considers all investments with a maturity of three months or less at the time of purchase to be cash equivalents.

                                                          Johnson Controls, Inc.


NOTE 1
--------------------------------------------------------------------------------
  ACQUISITIONS

BECKER
Effective July 1, 1998, the Company completed the acquisition of Becker Group, Inc. (Becker Group) for approximately $548 million, plus the assumption of approximately $372 million of debt. Becker Group, based in Michigan and Germany, is a major supplier of automotive interior systems, particularly door systems and instrument panels. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $500 million, was recorded as goodwill. Becker Group's results have been included in the Company's consolidated financial statements from the date of acquisition. The purchase was initially financed with commercial paper and it is anticipated that a portion will subsequently be financed with long-term debt. Pro forma results of operations to reflect this acquisition have not been presented because the Company believes such information would not be meaningful given the planned restructuring activities and sale of non-core businesses, as described below.

As part of the Becker Group acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and domestic manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and termination benefit costs and plant closure costs. Workforce reductions of approximately 1,250 employees are expected as part of the consolidation plan. No significant charges were made to the reserve as of September 30, 1998. The restructuring activities are expected to be completed by the end of fiscal 1999.

Certain businesses acquired in the Becker Group purchase have been classified as net assets held for sale in the Consolidated Statement of Financial Position at September 30, 1998. At the date of acquisition, the Company identified several operations of Becker Group that were outside of the Company's core businesses and, as such, will be sold. The net assets of the businesses were valued at fair value less estimated costs to sell, including cash flows during the holding period. The Company expects to complete the sale of these businesses in fiscal 1999. The operating results of the businesses to be sold, which were not material for fiscal 1998, have been excluded from the Company's consolidated operating results.

PRINCE
Effective October 1, 1996, the Company completed the acquisition of Prince Holding Corporation (Prince) for approximately $1.3 billion. Prince, based in Holland, Michigan, supplies automotive interior systems and components including overhead systems and consoles, door panels, floor consoles, visors and armrests. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the acquired net assets, which approximated $1.1 billion, was recorded as goodwill. The Company used the after-tax proceeds from the sale of its Plastic Container division (see Note 2) and debt securities to finance the purchase.

 NOTE 2
--------------------------------------------------------------------------------
  DIVESTITURES

PLASTICS MACHINERY DIVISION
On September 30, 1998, the Company completed the sale of the Plastics Machinery division to Milacron, Inc. for approximately $190 million. The plastics machinery business had annual sales of approximately $190 million. The Company used the after-tax proceeds from the sale to reduce its debt. The Company recorded a gain on the sale of $59.9 million ($35.0 million or $.41 per basic share and $.38 per diluted share, after-tax).

PLASTIC CONTAINER DIVISION
On February 28, 1997, the Company completed the sale of its Plastic Container division ("PCD") to Schmalbach-Lubeca AG/Continental Can Europe (a member of the VIAG Group) for approximately $650 million, a portion of which is deferred. The Company recorded a gain on the sale of $135 million ($69 million or $.83 per basic share and $.76 per diluted share, after-tax).

The results of PCD have been reported separately as discontinued operations in the Consolidated Statement of Income. The results of the discontinued operations do not reflect any interest expense or management fees allocated by the Company. Revenues of PCD were $242 million for the five months ended February 28, 1997 and $799 million for the year ended September 30, 1996. These amounts are not included in sales as reported in the Consolidated Statement of Income. For the year ended September 30, 1997, the loss per basic and diluted share from discontinued operations was $.01, with a gain on the sale of discontinued operations of $.83 per basic share and $.76 per diluted share. For the year ended September 30, 1996, earnings per basic and diluted share from discontinued operations were $.14 and $.13, respectively.

NOTE 3
--------------------------------------------------------------------------------
 INVENTORIES

                                       September 30,
-------------------------------------------------------
(in millions)                        1998      1997
-------------------------------------------------------
Raw materials and supplies          $236.9    $ 196.8
Work in process                       71.2       79.0
Finished goods                       157.3      137.3
-------------------------------------------------------
FIFO inventories                     465.4      413.1
LIFO reserve                         (37.2)     (39.7)
-------------------------------------------------------
LIFO inventories                    $428.2    $ 373.4
-------------------------------------------------------

Inventories valued by the LIFO method of accounting were approximately 43% and 53% of total inventories at September 30, 1998 and 1997, respectively.

32



NOTE 4
-------------------------------------------------------------
  PROPERTY, PLANT AND EQUIPMENT
                                             September 30,
-------------------------------------------------------------
(in millions)                               1998        1997
-------------------------------------------------------------
Buildings and improvements              $   950.7   $   811.6
Machinery and equipment                   2,318.5     2,049.5
Construction in progress                    291.2       152.6
-------------------------------------------------------------
                                          3,560.4     3,013.7
Land                                         91.6        86.4
-------------------------------------------------------------
                                          3,652.0     3,100.1
Less accumulated depreciation            (1,769.1)   (1,567.1)
-------------------------------------------------------------
Property, plant and equipment - net     $ 1,882.9   $ 1,533.0
-------------------------------------------------------------

Interest costs capitalized during 1998, 1997, and 1996 were $11.1 million, $7.5 million and $5.3 million, respectively.


NOTE  5
--------------------------------------------------------------------------------
 LEASES

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $58 million and $23 million at September 30, 1998 and 1997, respectively.

Other facilities and equipment are leased under arrangements which are accounted for as operating leases. Total rental expense was $115 million in 1998, $97 million in 1997 and $83 million in 1996.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 1998 were as follows:


                                      Capital   Operating
                                      Leases     Leases
----------------------------------------------------------
(in millions)
----------------------------------------------------------
1999                                $   7.2   $  72.9
2000                                    7.5      48.4
2001                                    6.9      42.3
2002                                    6.6      32.2
2003                                    6.6      28.3
After 2003                             60.2      72.7
----------------------------------------------------------
Total minimum lease payments           95.0   $ 296.8
----------------------------------------------------------
Interest                               36.3
-------------------------------------------
Present value of net minimum lease
  payments                          $  58.7
-------------------------------------------


NOTE 6
--------------------------------------------------------------------------------
 SHORT-TERM DEBT AND CREDIT AGREEMENTS

                                                 September 30,
-------------------------------------------------------------------
(in millions)                                  1998         1997
-------------------------------------------------------------------
Commercial paper                             $1,014.0    $  494.7
Bank borrowings                                 275.5        43.1
-------------------------------------------------------------------
Short-term debt                              $1,289.5    $  537.8

Weighted average short-term debt
  outstanding                                $1,033.5    $1,164.0
Weighted average interest rate on
   short-term debt outstanding                   5.92%       6.71%
-------------------------------------------------------------------

At September 30, 1998, the Company had unsecured lines of credit available from banks totaling $2,269 million. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit available for support of outstanding commercial paper averaged $1,122 million during the year and were $1,800 million at September 30, 1998. Total interest paid on both long-term and short-term debt was $146 million, $130 million and $76 million in 1998, 1997 and 1996, respectively. The Company also uses financial instruments (see Note 8) to manage its interest rate exposure that affect the weighted average interest rate of its debt and interest expense.


NOTE 7
--------------------------------------------------------------------------------
 LONG-TERM DEBT

                                                        September 30,
-----------------------------------------------------------------------
(in millions)                                          1998      1997
-----------------------------------------------------------------------
Unsecured notes
    6.92% due in 1998                                $  --     $  30.0
    6.06% due in 2002                                 28.6        34.3
    6.3% due in 2008                                 175.0          --
    7.7% due in 2015                                 124.8       124.8
    7.125% due in 2017                               149.1       149.1
    8.2% due in 2024                                 125.0       125.0
    6.95% due in 2045                                125.0       125.0
Industrial revenue bonds due through 2006,
    net of unamortized discount of $2.0 million
    in 1998 and $2.3 million in 1997                  43.6        46.2
Medium-term notes due in 1998 and 2000
    at an average interest rate of 7.6%               50.0       103.0
Guaranteed ESOP debt due in increasing annual
    installments through 2004 at an average
    interest rate of 7.38% (tied in part to LIBOR)   107.8       119.4
Capital lease obligations                             58.7        23.5
Other                                                 49.3        44.5
-----------------------------------------------------------------------
Gross long-term debt                               1,036.9       924.8
Less current portion                                  39.4       118.4
-----------------------------------------------------------------------
Net long-term debt                                  $997.5     $ 806.4
-----------------------------------------------------------------------

In February 1998, the Company issued $175 million of 6.3% notes due in 2008. The proceeds were used to refinance a portion of commercial paper borrowings.

Industrial revenue bond financed facilities have been accounted for as plant and equipment. The related bonds issued by the government units are recorded as long-term debt. Fixed rate industrial revenue bonds of $22 million at September 30, 1998 and $23 million at September 30, 1997 had a weighted average interest rate of 6.0% for both years. Variable rate bonds of $24 million at September 30, 1998 and $25 million at September 30, 1997 had a weighted average interest rate of 4.2% for both years.

In 1989, the Company established an employee stock ownership plan (ESOP). The ESOP was financed with $175 million of debt issued by the ESOP. The ESOP debt is guaranteed by the Company as to payment of principal and interest and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $8 million in 1998, $9 million in 1997 and $10 million in 1996 has not been reflected as interest expense in the Company's Consolidated Statement of Income.

                                                          Johnson Controls, Inc.


The installments of long-term debt maturing in each of the next five years (including the guaranteed ESOP debt) are: 1999 - $39 million, 2000 - $100 million, 2001 - $31 million, 2002 - $40 million and 2003 - $32 million.

The indentures for the unsecured notes and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.


NOTE 8
--------------------------------------------------------------------------------
 FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of net long-term debt, which was $1,088 million and $840 million at September 30, 1998 and 1997, respectively, was determined using market interest rates and discounted future cash flows. The fair values of hedging instruments, discussed below, were obtained from dealer quotes and published foreign currency exchange rates.

HEDGING TRANSACTIONS
The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in exchange rates. The Company enters into forward exchange contracts to hedge certain of its foreign currency commitments. Realized and unrealized gains and losses on these contracts are recognized in the same period as the hedged commitments. The Company's forward exchange contracts generally have maturities that do not exceed 12 months, and are designed to coincide with settlement dates of the related transactions.

In 1997, the Company entered into two $150 million interest rate swap agreements, one for five years at 6.87% and the other for ten years at 6.59%. In 1998, the ten-year swap was increased by $55 million. These interest rate swaps establish fixed interest rates on a total of $355 million of outstanding commercial paper. The fair value of the interest rate swaps is the amount the Company would receive or pay to terminate the outstanding contracts at the reporting date. The Company would have paid approximately $31 million to terminate the contracts at September 30, 1998.

In March 1997, the Company renewed its three-year 50 million Deutschemark (DM) cross-currency interest rate swap agreement, which is used to hedge a portion of its net investments in its German subsidiaries. Under the swap, the Company receives interest based on a floating three-month U.S. dollar LIBOR rate on $30 million and pays interest based on a three-month floating DM LIBOR rate plus seven basis points on 50 million DM through March 2000, at which time the Company will receive $30 million in exchange for paying 50 million DM.

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

In September 1998, the Company entered into a five-year DM cross-currency interest rate swap to hedge a portion of its net investment in its German subsidiaries related to Becker Group. Under the swap, the Company receives interest based on the floating one-month non-financial commercial paper H-15 index and pays interest based on the floating three-month DM LIBOR rate minus five basis points on the outstanding notional principal amounts in dollars and DM, respectively. At maturity, the Company will pay the DM equivalent of $100 million, at a rate of exchange determined at the Company's option by December 25, 1998, in exchange for $100 million.

In September 1998, the Company also entered into a five-year Japanese Yen cross-currency interest rate swap to hedge a portion of its net investment in its Japanese subsidiaries. Under the swap, the Company receives interest based on a fixed U.S. dollar rate of 5.35% and pays interest based on a fixed Japanese Yen rate of 0.74% on the outstanding notional principal amounts in dollars and Yen, respectively. At maturity, the Company will pay 1.5 billion Yen in exchange for $11.2 million.

Related foreign exchange gains and losses on the notional principal values of the cross-currency swaps are deferred in the cumulative translation adjustments account (CTA) within shareholders' equity. The net pretax exchange gain deferred in CTA of approximately $5 million at September 30, 1998 was offset by translation gains and losses on the underlying net investments. Net interest payments or receipts from the interest rate swaps and the interest component of the cross-currency swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. The fair value of the cross-currency swaps approximates their carrying value at September 30, 1998 and 1997.

All contracts are executed with major international financial institutions and, as such, the Company does not anticipate that these institutions will fail to perform.

The following forward contracts, under which the Company sold or purchased currencies, were outstanding at September 30, 1998:


Currency Sold           Currency Purchased       Contract Amount
------------------------------------------------------------------------
(in millions)                                 (U.S. dollar equivalent)
------------------------------------------------------------------------
U.S. Dollars              German Marks            $  55
Italian Lira              German Marks               47
British Pounds            German Marks               45
Spanish Pesetas           German Marks               45
German Marks              U.S. Dollars               44
German Marks              Italian Lira               43
German Marks              British Pounds             33
Belgian Francs            German Marks               29
German Marks              Spanish Pesetas            24
Czech Republican Korunas  German Marks               18
German Marks              Belgian Francs             15
Hong Kong Dollars         U.S. Dollars               12
Others                                               67
------------------------------------------------------------------------
                                                  $ 477
------------------------------------------------------------------------

34


The fair value of these forward contracts approximates their carrying value at September 30, 1998 and 1997.

NOTE 9
--------------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY

In January 1997, the Company authorized a two-for-one stock split to shareholders of record on March 7, 1997. Shareholders' equity reflects the stock split by reclassifying from Capital in Excess of Par Value to Common Stock the par value of the additional shares arising from the split. All share and per share information in the financial statements and notes thereto have been restated.


                                                        September 30,
-------------------------------------------------------------------------
(in millions of shares)                                  1998      1997
-------------------------------------------------------------------------
Preferred Stock, $1.00 par value
     Authorized                                          2.0        2.0
     Issued and outstanding Series D Convertible           *          *
-------------------------------------------------------------------------
Common Stock, $.16 2/3 par value
     Authorized                                        300.0      300.0
     Issued and outstanding                             87.2       84.1
-------------------------------------------------------------------------

*273.699 and 280.240 shares of Series D Convertible Preferred Stock were outstanding at September 30, 1998 and 1997, respectively.

In 1989, the Company issued 341.7969 shares of 7.75% Series D Convertible Preferred Stock to its newly established ESOP for $175 million. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20.

The ESOP financed its purchase of the Preferred Stock units by issuing debt in the amount of $175 million. The ESOP debt is guaranteed by the Company and is therefore recorded as long-term debt of the Company. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 1998 and 1997 resulting from the above transactions was $32 million and $24 million, respectively.

Preferred Stock units are allocated to participating employees based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death, or vested termination. Each allocated unit may be converted into two shares of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. As of September 30, 1998, 5.5 million shares of common stock were reserved for the conversion of the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders, net of their tax benefit.

The Company held 2.5 million shares of its common stock in treasury at September 30, 1998. These shares may be used for a variety of purposes, including employee benefit and stock option plans.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between one and ten years after date of grant. Shares available for future grant under stock option plans were 3.2 million at September 30, 1998.

Following is a summary of activity in the stock option plans for 1998, 1997, and 1996:


                         Weighted       Shares
                         Average        Subject to
                         Option Price   Option          SARs
----------------------------------------------------------------
Outstanding,
     September 30, 1995   $23.66        3,155,284      791,606
         Granted           31.85        1,477,630      349,130
         Exercised         21.40         (452,656)     (82,224)
         Cancelled         26.14         (206,184)      (7,988)
----------------------------------------------------------------
Outstanding,
     September 30, 1996    26.83        3,974,074    1,050,524
         Granted           36.94        1,558,420      475,350
         Exercised         26.20         (779,891)    (204,875)
         Cancelled         29.69         (451,981)     (30,770)
----------------------------------------------------------------
Outstanding,
     September 30, 1997    30.31        4,300,622    1,290,229
         Granted           45.09        1,186,150      484,550
         Exercised         26.21         (585,747)    (193,740)
         Cancelled         32.65         (410,793)     (85,450)
----------------------------------------------------------------
Outstanding,
     September 30, 1998   $34.53       4,490,232     1,495,589
----------------------------------------------------------------


Options outstanding at September 30, 1998:

                                                Weighted      Weighted
                                                Average       Average
                               Outstanding at   Remaining     Exercise
                                September 30,  Contractual     Price
Range of Exercise Prices           1998        Life (years)   per Share
--------------------------------------------------------------------------------
$16.00 - $25.99                   805,730         4.76         $22.32
$26.00 - $35.99                 1,286,092         6.20         $30.49
$36.00 - $45.99                 2,398,410         8.34         $40.80
--------------------------------------------------------------------------------


Options exercisable:

                                                    Weighted
                                   Exercisable    Average Exercise
Range of Exercise Prices             Shares       Price per Share
-------------------------------------------------------------------
At September 30, 1998
$16.00 - $25.99                      805,730         $ 22.32
$26.00 - $35.99                      748,711         $ 29.59
$36.00 - $45.99                       46,000         $ 37.22
-------------------------------------------------------------------
At September 30, 1997              1,202,338         $ 23.40
-------------------------------------------------------------------
At September 30, 1996                951,698         $ 22.05
-------------------------------------------------------------------


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

                                                          Johnson Controls, Inc.


The weighted average option fair values and the assumptions used to estimate these values were as follows:


                                  Grants Issued in Year ended September 30,
---------------------------------------------------------------------------
                                        1998        1997        1996
---------------------------------------------------------------------------
Expected life of option (years)            6           6           6
Risk-free interest rate                 5.84%       6.10%       5.83%
Expected volatility of the
   Company's stock                     19.75%      19.69%      20.70%
Expected dividend yield on the
   Company's stock                      2.42%       3.15%       3.15%
Fair value of each option             $   11      $    8      $    7
---------------------------------------------------------------------------


For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the three-year vesting period of the options. The Company's pro forma information follows:

                                            Year ended September 30,
-----------------------------------------------------------------------
(in millions, except per share data)        1998(1)  1997(2)    1996
-----------------------------------------------------------------------
Net income                                $ 333.6    $ 285.8   $233.6
Earnings per share
    Basic                                 $  3.83    $  3.31   $ 2.71
    Diluted                               $  3.59    $  3.08   $ 2.54
-----------------------------------------------------------------------

(1) Amounts include a gain on the sale of a business of $35.0 million or $.41 per basic share and $.38 per diluted share, after-tax.

(2) Amounts include the effects of a restructuring charge of $40.3 million or $.48 per basic share and $.44 per diluted share, after-tax, and income from discontinued operations of $67.9 million or $.82 per basic share and $.75 per diluted share, after-tax.


Under the terms of a Rights Agreement, as amended effective November 16, 1994, each share of the Company's common stock entitles its holder to one Right. The Rights Agreement provides that if 20% or more of the Company's common stock is acquired, the Rights become exercisable. Further, upon the occurrence of certain defined events, the Rights entitle the holder to purchase common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the Right's exercise price of $87.50. In addition, the Rights Agreement permits the Company's Board of Directors, in certain circumstances, to exchange the Rights for shares of common stock. The Rights are subject to redemption by the Board of Directors for $.005 per Right. The Rights have no voting power and expire November 30, 2004.

Approximately $64 million of consolidated retained earnings at September 30, 1998 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.

NOTE 10
--------------------------------------------------------------------------------
 EARNINGS PER SHARE

Effective October 1, 1997, the Company adopted SFAS No. 128, "Earnings per Share," which establishes revised standards for computing and presenting earnings per share. Prior period earnings per share have been restated. The following reconciles the numerators and denominators used to calculate basic and diluted earnings per share from continuing operations for the years ended September 30, 1998, 1997 and 1996:

                                         Year ended September 30,
--------------------------------------------------------------------
(in millions)                           1998       1997     1996
--------------------------------------------------------------------
INCOME AVAILABLE TO
   COMMON SHAREHOLDERS
Income from continuing operations      $337.7    $ 220.6   $222.7
Preferred stock dividends,
   net of tax benefit                    (9.5)      (9.5)    (9.5)
--------------------------------------------------------------------
Basic income available to
   common shareholders                 $328.2    $ 211.1   $213.2

Income from continuing operations      $337.7    $ 220.6   $222.7
Effect of dilutive securities:
   Compensation expense,
   net of tax, arising from assumed
   conversion of preferred stock         (5.2)      (5.5)    (5.6)
--------------------------------------------------------------------
Diluted income available to
   common shareholders                 $332.5    $ 215.1   $217.1
--------------------------------------------------------------------

WEIGHTED AVERAGE
   SHARES OUTSTANDING
Basic weighted average
   shares outstanding                    84.5       83.5     82.6
Effect of dilutive securities:
   Stock options                          1.6        1.6      1.1
   Convertible preferred stock            5.5        5.6      6.0
--------------------------------------------------------------------
Diluted weighted average
   shares outstanding                    91.6       90.7     89.7
--------------------------------------------------------------------




NOTE 11
--------------------------------------------------------------------------------
 RETIREMENT PLANS

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


                                 Year ended September 30,
-----------------------------------------------------------
(in millions)                    1998      1997     1996
-----------------------------------------------------------
Service cost                     $35.0    $32.2    $31.6
Interest cost on projected
    benefit obligation            59.4     54.2     51.7
Actual return on plan assets    (138.9)  (133.5)  (105.9)
Net amortization and deferral     64.9     68.0     47.6
-----------------------------------------------------------
Net pension expense              $20.4    $20.9    $25.0
-----------------------------------------------------------


The following schedule details the funded status of the Company's defined benefit pension plans. Plans with assets exceeding the accumulated benefit obligation (ABO) are segregated by column from plans with the ABO exceeding assets. The plans with the ABO exceeding assets were primarily foreign plans which are not subject

36



to ERISA. The projected benefit obligation was determined using an assumed discount rate of 7.25% at September 30, 1998 and 7.75% at September 30, 1997. Pension expense was determined using assumed discount rates of 7.25% in 1998 and 7.75% in 1997 and 1996. The assumed long-term rate of return on plan assets was 9.75% in 1998, 1997 and 1996. The average rate of compensation increase assumed was 6.0% in 1998, 1997 and 1996.

                                                        September 30,
--------------------------------------------------------------------------------------
                                                1998                    1997
--------------------------------------------------------------------------------------
                                       Assets           ABO      Assets          ABO
                                       Exceed         Exceeds    Exceed        Exceeds
(in millions)                           ABO           Assets      ABO           Assets
--------------------------------------------------------------------------------------
Actuarial present value
    of benefit obligations
       Vested                          $576.2        $ 170.2     $510.8        $ 84.3
       Nonvested                         31.9            4.9       29.8           2.8
--------------------------------------------------------------------------------------
Accumulated benefit obligation          608.1          175.1      540.6          87.1
Effect of projected
    salary increases                    153.5           17.5      119.9          11.8
--------------------------------------------------------------------------------------
Total projected benefit obligation      761.6          192.6      660.5          98.9
Plan assets at fair value               878.9           65.5      784.1          40.3
--------------------------------------------------------------------------------------
Excess (deficit) of plan assets over
    projected benefit obligation        117.3         (127.1)     123.6         (58.6)
Unrecognized transitional asset         (18.7)          (0.1)     (20.7)         (3.0)
Unrecognized net (gain) loss            (81.9)           8.2      (81.2)          5.2
--------------------------------------------------------------------------------------
Prepaid (accrued) pension expense      $ 16.7        $(119.0)    $ 21.7        $(56.4)
--------------------------------------------------------------------------------------


At the measurement dates of June 30, 1998 and 1997, plan assets included approximately 858,000 and 843,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $49.1 million and $34.6 million at the respective dates.

During 1989, the Company established an ESOP as part of its existing savings and investment (401K) plan, which is available to eligible domestic employees. The ESOP issued debt to finance its purchase of 3.4 million units (341.7969 shares) of the Company's Series D Convertible Preferred Stock for $175 million. The Preferred Stock units are being allocated to participating employees over the 15-year term of the ESOP debt and held in trust until the employees' retirement, death, or vested termination. As of September 30, 1998, approximately 1.9 million Preferred Stock units had been allocated to employees.

The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $12 million in 1998, $11 million in 1997, and $8 million in 1996. Total compensation expense recorded by the Company was $18 million in 1998 and 1997 and $17 million in 1996.

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

Net postretirement benefit expense included the following components:

                                                    Year ended September 30,
------------------------------------------------------------------------------------
(in millions)                                 1998            1997             1996
------------------------------------------------------------------------------------
Service cost                               $   3.7           $ 3.7           $  3.7
Interest cost on accumulated
    benefit obligation                        10.9            11.4             10.8
Net amortization and deferral                 (2.4)           (1.9)            (2.1)
------------------------------------------------------------------------------------
Net postretirement benefit expense         $  12.2           $13.2           $ 12.4
------------------------------------------------------------------------------------


The status of the Company's postretirement benefit plans is as follows:

                                                                    September 30,
-------------------------------------------------------------------------------------
(in millions)                                                        1998        1997
-------------------------------------------------------------------------------------
Actuarial present value of accumulated
    postretirement benefit obligation
       Retirees                                                 $    91.0     $  96.5
       Vested active plan participants                               14.9        12.9
       Other plan participants                                       45.0        41.1
-------------------------------------------------------------------------------------
                                                                    150.9       150.5
Unrecognized prior service cost                                      33.1        24.8
Unrecognized net gain                                                  --         6.8
-------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                       $   184.0     $ 182.1
-------------------------------------------------------------------------------------


The accumulated postretirement benefit obligation was determined using an assumed discount rate of 7.25% at September 30, 1998 and 7.75% at September 30, 1997. Assumed discount rates of 7.25% in 1998 and 7.75% in 1997 and 1996 were used to determine postretirement benefit expense. The September 30, 1998 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 9% and 6% for pre-65 and post-65 years of age employees, respectively. The September 30, 1997 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 10% and 7% for pre-65 and post-65 years of age employees, respectively. These rates decrease 1% per year to an ultimate rate of 6%. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage point increase in the assumed healthcare cost trend rate would have increased the accumulated benefit obligation by $7 million at September 30, 1998, and the sum of the service and interest costs in 1998 by $1 million.

No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.

NOTE 12
--------------------------------------------------------------------------------
 RESEARCH AND DEVELOPMENT

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $246 million in 1998, $232 million in 1997 and $156 million in 1996.

                                                                              37
                                                          Johnson Controls, Inc.

NOTE 13
--------------------------------------------------------------------------------
 INCOME TAXES

Components of income from continuing operations before income taxes and minority interests included the following:

                                                       Year ended September 30,
---------------------------------------------------------------------------------
(in millions)                                        1998        1997        1996
---------------------------------------------------------------------------------
Domestic                                           $545.3      $386.8      $353.7
Foreign                                              71.5        38.8        67.8
---------------------------------------------------------------------------------
Income before income taxes                         $616.8      $425.6      $421.5
---------------------------------------------------------------------------------

Components of the provision for income taxes on continuing operations were as follows:

                                                       Year ended September 30,
---------------------------------------------------------------------------------
(in millions)                                        1998        1997        1996
---------------------------------------------------------------------------------
Current
    Federal                                        $215.6      $162.8      $ 92.7
    State                                            31.7        32.2        19.0
    Foreign                                          50.0        31.3        25.8
---------------------------------------------------------------------------------
                                                    297.3       226.3       137.5
---------------------------------------------------------------------------------
Deferred
    Federal                                         (34.6)      (41.1)       27.3
    State                                            (4.5)       (5.3)        3.5
    Foreign                                          (2.2)        1.0         3.5
---------------------------------------------------------------------------------
                                                    (41.3)      (45.4)       34.3
---------------------------------------------------------------------------------
Provision for income taxes                         $256.0      $180.9      $171.8
---------------------------------------------------------------------------------


An analysis of effective income tax rates for continuing operations is shown below:

                                                        Year Ended September 30,
----------------------------------------------------------------------------------
                                                     1998        1997        1996
----------------------------------------------------------------------------------
Federal statutory rate                               35.0%       35.0%       35.0%
State income taxes,
    net of federal benefit                            2.8         3.9         4.1
Federal tax expense at different
    rates and foreign losses
    without tax benefits                              3.7         4.4         1.3
Goodwill                                              1.9         2.8         0.6
Other                                                (1.9)       (3.6)       (0.2)
----------------------------------------------------------------------------------
                                                     41.5%       42.5%       40.8%
----------------------------------------------------------------------------------


The effective income tax rate for discontinued operations was 49% for 1997 and 46% for 1996.

Deferred taxes for continuing operations were classified in the Consolidated Statement of Financial Position as follows:

                                                              September 30,
------------------------------------------------------------------------------
(in millions)                                           1998             1997
------------------------------------------------------------------------------
Other current assets                                  $195.2           $108.5
Other noncurrent assets                                 70.9             22.3
Accrued income taxes                                    (2.1)            (2.1)
Other noncurrent liabilities                           (39.3)           (34.5)
------------------------------------------------------------------------------
Net deferred tax asset                                $224.7           $ 94.2
------------------------------------------------------------------------------


Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities for continuing operations included:

                                                            September 30,
------------------------------------------------------------------------------
(in millions)                                           1998           1997
------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Accrued expenses and reserves                         $303.0          $182.2
Postretirement and postemployment benefits              79.6            79.7
Net operating loss carryforwards                        86.3            89.3
Foreign tax credit carryforwards                         9.9             3.8
Other                                                   14.1             2.2
------------------------------------------------------------------------------
                                                       492.9           357.2
Valuation allowance                                    (83.6)          (81.3)
------------------------------------------------------------------------------
                                                       409.3           275.9
------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
Property, plant and equipment                           83.7            70.6
Employee benefits                                        6.5             9.0
Inventories                                              6.3             7.0
Long-term contracts                                     22.1            25.1
Joint ventures                                          10.8             9.7
Intangible assets                                       52.0            51.2
Other                                                    3.2             9.1
------------------------------------------------------------------------------
                                                       184.6           181.7
------------------------------------------------------------------------------
Net deferred tax asset                                $224.7          $ 94.2
------------------------------------------------------------------------------


The valuation allowance primarily represents foreign operating loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. The utilization of foreign operating loss carryforwards is uncertain because it is unlikely that the losses will be utilized within the carryforward periods prescribed by the applicable foreign taxing jurisdictions. Cumulative tax losses in recent years (particularly in emerging market countries), and limited carryforward periods in certain countries are factors considered in making this determination. The utilization of foreign tax credit carryforwards is uncertain because it is unlikely that the credits will be utilized within the five-year carryforward period prescribed by U.S. law.

Income taxes paid during 1998, 1997 and 1996 were $246 million, $291 million and $116 million, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries of $351 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.


NOTE 14
--------------------------------------------------------------------------------
 RESTRUCTURING CHARGE

In the second quarter of fiscal 1997, the Company recorded a restructuring charge, including related asset writedowns, of $70.0 million ($40.3 million or $.48 per basic share and $.44 per diluted share, after-tax) involving its Automotive Systems and Controls Groups. The automotive initiatives primarily related to European operations where certain manufacturing capacity was realigned with future customer sourcing requirements, and product development resources were consolidated. The charge associated with the

38

Controls Group principally addressed the Company's decision to restructure certain low-margin service activities that were outside its core controls and facility management businesses. Details of the restructuring charge are as follows:

                                                                                                  Balance at
                                      Original         Used in      Used in                      September 30,
(in millions)                         Reserve            1997         1998      Reallocation         1998
--------------------------------------------------------------------------------------------------------------
Writedown of
   long-lived assets                  $   43.6         $(43.6)      $   --      $       --       $       --
Employee severance
   and termination
   benefits                               10.7           (5.6)        (5.0)            7.6              7.7
Other                                     15.7           (6.0)        (2.1)           (7.6)              --
--------------------------------------------------------------------------------------------------------------
                                      $   70.0         $(55.2)      $ (7.1)     $       --       $      7.7
--------------------------------------------------------------------------------------------------------------


In 1998, the Company reallocated a portion of the reserve originally expected to be needed for costs related to a number of restructuring activities (classified as "other") to "employee severance and termination benefits" to reflect higher than expected costs associated with a restructured facility management business in the United Kingdom. These costs are expected to be incurred during the first half of fiscal 1999.


NOTE 15
--------------------------------------------------------------------------------
 CONTINGENCIES

The Company is involved in a number of proceedings and potential proceedings relating to environmental matters. At September 30, 1998, the Company had an accrued liability of approximately $46 million relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, the Company's future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

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


NOTE 16
--------------------------------------------------------------------------------
 SEGMENT INFORMATION

The Company operates in two business segments, automotive and controls. The automotive segment is primarily engaged in the design and manufacture of seating and interior systems for cars, light trucks and vans; and the manufacture of automotive batteries for the replacement and original equipment markets. The controls segment is primarily engaged in the installation of control systems, the service of these systems and mechanical equipment in non-residential buildings, and on-site integrated facility management services. Reference is made to page 20 for business segment financial data.

All operating revenues and expenses are allocated to business segments and geographical areas in determining their operating incomes. Other income (expense), excluded from the determination of segment operating income, includes interest income and expense, equity in earnings of partially-owned affiliates, gains and losses from sales of businesses and long-term assets, foreign currency gains and losses and other miscellaneous expenses. Unallocated assets are corporate cash and cash equivalents, investments in partially-owned affiliates and other non-operating assets.

The Company has sales to the automotive industry. Ford Motor Company accounted for 16%, 17% and 14% of the Company's net sales in 1998, 1997 and 1996, respectively. General Motors Corporation accounted for 13% of net sales in 1998 and 1997 and 11% in 1996. Chrysler Corporation accounted for 10%, 11% and 10% in 1998, 1997 and 1996, respectively. Approximately 75% of 1998 net sales to these customers were domestic sales, 15% were European sales and 10% were attributable to sales in other foreign markets. As of September 30, 1998, the Company had accounts receivable totalling $491 million from these manufacturers.


GEOGRAPHIC AREAS                                        Year ended September 30,
-------------------------------------------------------------------------------------
(in millions)                                       1998          1997        1996
-------------------------------------------------------------------------------------
NET SALES
Domestic                                        $  8,042.2    $ 7,330.7    $ 5,967.0
European                                           3,461.0      3,024.7      2,709.0
Other foreign                                      1,083.6        790.0        534.0
-------------------------------------------------------------------------------------
    Consolidated                                $ 12,586.8    $11,145.4    $ 9,210.0
-------------------------------------------------------------------------------------

OPERATING INCOME(1)
Domestic                                        $    593.7    $   502.9    $   409.0
European                                              94.7          1.8         49.7
Other foreign                                        (24.4)        23.2         20.9
Eliminations                                            --         (0.8)        (0.7)
-------------------------------------------------------------------------------------
    Consolidated                                     664.0        527.1        478.9
Other income (expense)(2)                            (47.2)      (101.5)       (57.4)
-------------------------------------------------------------------------------------
Income before income taxes
    and minority interests                      $    616.8    $   425.6    $   421.5
-------------------------------------------------------------------------------------

ASSETS (YEAR END)
Domestic                                        $  4,264.5    $ 3,922.4    $ 2,268.4
European                                           2,463.3      1,236.7      1,550.2
Other foreign                                        723.8        440.5        329.0
Unallocated                                          490.5        449.0        402.9
-------------------------------------------------------------------------------------
                                                   7,942.1      6,048.6      4,550.5
Net assets of discontinued operations                   --           --        440.7
-------------------------------------------------------------------------------------
    Consolidated                                $  7,942.1    $ 6,048.6    $ 4,991.2
-------------------------------------------------------------------------------------

(1)Operating income for 1997 includes a restructuring charge (see Note 14) of $70.0 million, with $25.0 million of the charge associated with domestic operations and $45.0 million associated with European operations.

(2)Other income (expense) for 1998 includes a gain on the sale of the Plastics Machinery division of $59.9 million (see Note 2).

                                                                              39
REPORT OF MANAGEMENT


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


PricewaterhouseCoopers LLP, independent accountants, audited the Company's consolidated financial statements and issued the opinion below.




/s/ James H. Keyes
James H. Keyes
Chairman and Chief Executive Officer


/s/ John M. Barth
John M. Barth
President and Chief Operating Officer


/s/ Stephen A. Roell
Stephen A. Roell
Senior Vice President and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Shareholders of Johnson Controls, Inc.


In our opinion, the statements appearing on pages 26 through 38 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
October 19, 1998

40

Five Year Summary

                                                                                   Year ended September 30,
                                                               --------------------------------------------------------------
(dollars in millions, except per share data)                     1998(1)      1997(2)      1996(3,4)    1995(3,4)    1994(3,4)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                                      $ 12,586.8   $ 11,145.4    $ 9,210.0    $ 7,400.7    $ 6,111.7

Operating income                                               $    664.0   $    527.1    $   478.9    $   395.1    $   311.4

Income from continuing operations                              $    337.7   $    220.6    $   222.7    $   168.0    $   134.8

Net income                                                     $    337.7   $    288.5    $   234.7    $   195.8    $   165.2

Earnings per share from continuing operations

     Basic                                                     $     3.88   $     2.52    $    2.58    $    1.94    $    1.55

     Diluted                                                   $     3.63   $     2.37    $    2.42    $    1.82    $    1.46

Earnings per share

     Basic                                                     $     3.88   $     3.34    $    2.72    $    2.29    $    1.92

     Diluted                                                   $     3.63   $     3.12    $    2.55    $    2.13    $    1.80

Return on average shareholders' equity(5)                              17%          16%          16%          13%          12%

Capital expenditures                                           $    468.3   $    370.9    $   322.3    $   330.9    $   261.7

Depreciation                                                   $    311.2   $    283.6    $   226.6    $   191.7    $   169.3

Number of employees                                                89,000       72,300       65,800       59,200       54,800

FINANCIAL POSITION

Working capital(6)                                             $   (884.2)  $   (443.4)   $   225.8    $    81.1    $   226.9

Total assets                                                   $  7,942.1   $  6,048.6    $ 4,991.2    $ 4,147.6    $ 3,633.9

Long-term debt                                                 $    997.5   $    806.4    $   752.2    $   619.3    $   661.6

Total debt                                                     $  2,326.4   $  1,462.6    $ 1,033.5    $   814.8    $   702.3

Shareholders' equity                                           $  1,941.4   $  1,687.9    $ 1,507.8    $ 1,340.2    $ 1,202.8

Total debt to total capitalization                                     55%          46%          41%          38%          37%

Book value per share                                           $    22.53   $    19.80    $   17.88    $   16.05    $   14.55

COMMON SHARE INFORMATION

Dividends per share                                            $     0.92   $     0.86    $    0.82    $    0.78    $    0.72

Market prices

   High                                                        $   61 7/8   $ 49 13/16    $  38 1/4    $      33    $  30 5/8

   Low                                                         $  42 3/16   $   35 3/8    $  28 7/8    $  22 7/8    $ 22 7/16

Number of shareholders                                             62,828       57,824       44,636       37,971       33,227

Weighted average shares (in millions)

   Basic                                                             84.5         83.5         82.6         81.7         82.1

   Diluted                                                           91.6         90.7         89.7         88.7         88.6
-----------------------------------------------------------------------------------------------------------------------------

(1) Results include a gain on the sale of the Plastics Machinery division of $59.9 million ($35.0 million or $.41 per basic share and $.38 per diluted share, after-tax).

(2) Results include a restructuring charge of $70.0 million ($40.3 million or $.48 per basic share and $.44 per diluted share, after-tax).

(3) Share and per share information has been restated to reflect a two-for-one split of the Company's common stock effective March 7, 1997.

(4) Historical amounts have been restated to reflect the reclassification of the Plastic Container division as a discontinued operation.

(5) Return on average shareholders' equity (ROE) represents income from continuing operations divided by average equity. In calculating ROE, income from continuing operations for 1998 excludes the gain on sale of the Plastics Machinery division and 1997 excludes the restructuring charge.

(6) Working capital for 1996, 1995 and 1994 excludes net assets of discontinued operations.