Form 10-K405, Exhibit 13
period 1999-10-30
JOHNSON CONTROLS INC
filed 1999-12-17
CIK 53669

Management's Discussion and Analysis

Introduction

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the three-year period ended September 30, 1999. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this annual report.

Comparability of results between the years presented is affected by certain significant nonrecurring transactions that occurred during the three-year period, including the divestitures of several non-core businesses. In 1999, the Company recorded a net gain on the sale of businesses consisting primarily of the Industrial Battery Division. Fiscal 1998 included a similar gain from the sale of the Plastics Machinery Division. The Company divested its plastics operating segment in 1997 with the sale of the Plastic Container Division (see "Discontinued Operations"). In addition, the Company recorded a $70 million charge in the second quarter of fiscal 1997 to restructure certain Automotive Systems and Controls Group businesses. Management believes operating results from continuing operations, before the effect of these nonrecurring items, provide the most meaningful indicators of the Company's performance.

	Common Stock Price Range		Dividends

	1999	1998	1999	1998

First Quarter	$40-1/2 - 61	$42-1/4 - 51	$.25	$.23
Second Quarter	57-5/16 - 65-9/16	43-9/16 - 61-5/16	. 25.23
Third Quarter	61-7/16 - 76-11/16	53-5/8 - 61-7/8	. 25	. 23
Fourth Quarter	64-3/4 - 73-7/8	42-3/16 -58-1/4	. 25	. 23

Year	$40-1/2 - 76-11/16	$42-3/16 -61-7/8	$1.00	$.92

Results of Operations

FISCAL 1999 COMPARED TO FISCAL 1998

Sales  Consolidated net sales increased to a record $16.1 billion for the year ended September 30, 1999, up 28% from the prior year's $12.6 billion. Each of the Company's operating segments reported significant sales growth during the year.

Automotive Systems Group sales for fiscal 1999 reached $12.1 billion, a 30% increase from prior year sales of $9.3 billion. Sales growth was primarily attributable to higher seating and interior systems volume in North America and Europe. In North America, sales rose at a faster rate than industry vehicle production due to the Company's significant proportion of sales to the faster-growing light truck market and its programs with top-selling vehicles. Sales in Europe were notably higher than the prior year, the result of new programs and increased production levels. Segment sales for 1999 also include full-year results of Becker Group, the interior systems supplier acquired in July 1998 (see "Acquisition"), which accounted for approximately one-third of the segment's growth. South American seating sales, which represent less than 2% of total segment sales, declined due to the region's depressed economy. Sales of automotive batteries reached a record level, reflecting a double-digit increase in shipments to customers.

Controls Group sales of $4.0 billion for the year ended September 30, 1999 increased 22% from the prior year's $3.3 billion. Higher sales of control systems and services were led by growth in the North American existing buildings market. Integrated facility management sales to the commercial market were higher worldwide, resulting from the addition of significant new accounts and the expansion of existing contracts with major customers. Controls Group sales also benefited from the segment's expanded position in the Japanese non-residential buildings market. This includes the current year consolidation of Yokogawa Johnson Controls Corporation (YJC), a Japanese control systems and services provider that is now majority owned. In addition, the Controls Group acquired a controlling management interest in Tokyo Biso Kogyo (TBK), a leading Japanese facilities management provider. Excluding these entities, Controls Group sales were approximately 10% higher than last year.

Looking to fiscal 2000, management expects consolidated net sales to exceed the current year level. Despite an expectation for slightly lower vehicle production levels in North America and Europe, the launch of new seating and interiors programs, particularly in North America, and projected growth in sales of automotive batteries should result in an increase in Automotive Systems Group sales. Segment sales for the coming year are expected to range from 1% to 5% higher.

Management expects Controls Group sales in fiscal 2000 to increase by 5% to 10%, based on the continued expansion of integrated facility management activity in the commercial market and higher installed control systems sales, particularly in the North American existing buildings market. At September 30, 1999, the unearned backlog of installed control systems contracts (excluding integrated facility management) to be executed within the next fiscal year was $1.1 billion. The $275 million increase from the prior year's $836 million is associated with the consolidation of YJC and increased new orders, primarily in the North American existing buildings market.

Operating Income Consolidated operating income of $855 million for fiscal 1999 represents a 29% increase over the prior year's $664 million. The Automotive Systems and Controls groups each achieved strong growth during the year.

Automotive Systems Group operating income increased to $682 million, 29% higher than the prior year's $530 million. Segment growth reflects the increased sales volume of seating and interior systems in North America and Europe, higher operating margins in Europe and the addition of Becker Group. Operating losses in South America associated with the segment's seating operations were slightly above last year's level. The segment's operating margins were negatively affected by the divestitures of the Plastics Machinery and Industrial Battery divisions in September 1998 and March 1999, respectively.

Controls Group operating income rose by 28% for the year to $173 million. Higher control systems and services volume and improved productivity contributed to the segment's increase. Productivity gains were associated with continued cost control efforts and improved contract execution. Increased integrated facility management activity in the commercial market also contributed to the increase, reflecting the sales growth noted previously and higher margins on certain contracts. Segment operating income also benefited from the current year consolidation of YJC and the addition of TBK.

Consolidated operating income is expected to increase in fiscal 2000, principally the result of projected higher sales and additional efficiencies. The Automotive Systems Group's operating income is expected to be higher year-over-year due to new seating and interior systems business worldwide; involvement in successful, maturing vehicle programs, including continued margin enhancement in Europe; and higher unit shipments of automotive batteries. Seating operations in South America are expected to continue operating at a loss due to the market's economic difficulties, although the magnitude of the loss is expected to decline, based on slightly higher production levels.

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

Controls Group operating income is expected to increase due to continued expansion of control systems and services and integrated facility management activity in the commercial market. Management believes that operating income will increase due to higher control systems and services sales volume, continued cost control efforts, and new and expanded integrated facility management contracts.

Other Income/Expense Net interest expense (interest expense less interest income) for the year was $136 million, $17 million higher than the prior year. The increased interest expense levels resulting from financing the July 1998 Becker Group acquisition were reduced by cash flows from the current year's business divestitures (see discussion that follows).

The $54.6 million gain on the sale of businesses primarily resulted from the sale of the Automotive Systems Group's Industrial Battery Division for approximately $135 million on March 1, 1999. The Industrial Battery Division had sales of approximately $87 million for the fiscal year ended September 30, 1998. The Company also recorded a loss related to the disposal of a small Controls Group operation in the United Kingdom. The net gain on these transactions was $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax). The Company used the after-tax proceeds from the divestitures to reduce debt.

The Company recorded miscellaneous expense (net) of approximately $4 million during fiscal 1999, compared with miscellaneous income (net) of approximately $12 million in 1998. The year-over-year change was due primarily to reduced equity income, attributable, in part, to start-up expenses associated with a new automotive joint venture and the consolidation of YJC.

Provision for Income Taxes The effective income tax rate for 1999 was 40.5% compared with 41.5% for the prior year. The effective rate declined due to improved performance by certain of the Company's European operations and the related use of tax loss carryforwards, partially offset by losses from operations in several foreign markets. The effective rate for the fiscal year was higher than the combined domestic federal and state statutory rate of approximately 39% due mostly to nondeductible goodwill amortization associated with recent acquisitions and higher foreign effective rates.

Minority Interests Minority interests in net earnings of subsidiaries for 1999 totaled $39 million compared with $23 million recorded in the prior year. The increase reflects the current year consolidation of several affiliates that had previously been accounted for by the equity method, including YJC; the addition of TBK; and higher earnings by the Company's Automotive Systems Group joint ventures.

[SALES BAR CHART APPEARS ON PAGE]

Net Income The Company's net income for fiscal 1999 increased to $420 million, or $4.48 per diluted share, compared with the prior year's $338 million, or $3.63 per diluted share. Net income before the current year gain on sale of businesses ($33 million, after-tax) reached $387 million, a 28% increase over the prior year's $303 million (before the $35 million gain on sale of a business, after-tax). The current year's growth is attributable to increased operating income, partially offset by higher interest expense and the deduction for minority interests. On a diluted basis, earnings per share for fiscal 1999 (before the gain on sale of businesses of $.35 per diluted share, after-tax) rose to $4.13, up from the prior year's $3.25 (before the gain on sale of a business of $.38 per diluted share, after-tax).

FISCAL 1998 COMPARED TO FISCAL 1997

Sales Consolidated net sales for the year ended September 30, 1998 rose to $12.6 billion, 13% higher than the prior year total of $11.1 billion. Both of the Company's operating segments reported sales growth, with the majority of the overall increase attributable to the Automotive Systems Group.

Automotive Systems Group sales of $9.3 billion for 1998 were 15% higher than the prior year's sales of $8.0 billion. Seating and interior systems sales were strong in North America, Europe and South America. Seating and interior systems sales in North America rose more rapidly than the vehicle production level due to new contracts and strong demand for vehicles that the Company supplies. The increase in European seating sales was led by new programs and increased production levels with Mercedes and Volkswagen. Seating sales in South America rose, reflecting the Company's launch of new seating programs in that market. Current year automotive battery sales were also higher as shipments reached a record level, stemming from growth with existing aftermarket customers and a new contract to supply Sears DieHard Gold/R/ brand batteries. These increases more than offset the effect on seating and interior systems sales of the North American General Motors (GM) strike that occurred during the second half of fiscal 1998.

Controls Group sales for 1998 increased to $3.3 billion, up 6% from the prior year's $3.1 billion. The higher sales were attributable to strong integrated facility management growth in the worldwide commercial buildings market, reflecting the addition of new contracts and the expansion of existing contracts, and increased sales of installed control systems to the new construction and existing buildings markets.

Operating Income The Company's consolidated operating income in 1998 reached $664 million, 11% higher than the prior year's $597 million (before a $70 million restructuring charge; see discussion that follows). Both of the Company's business segments contributed double-digit growth compared to the prior year.

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

Operating income for the Controls Group increased to $134 million, up 12% from the prior year's $119 million (before the restructuring charge). Controls Group operating income increased from the prior year due to volume increases and improved productivity and contract execution associated with providing control systems and services.

In the second quarter of fiscal 1997, the Company recorded a restructuring charge, including related asset writedowns, of $70 million ($40 million or $.48 per basic share and $.44 per diluted share, after-tax) involving its Automotive Systems and Controls groups. The automotive initiatives primarily related to European operations where certain manufacturing capacity was realigned with future customer sourcing requirements, and product development resources were consolidated. The charge associated with the Controls Group principally addressed the Company's decision to restructure certain low-margin service activities that were outside its core controls and integrated facility management business. The restructuring actions, which were completed in the first quarter of fiscal 1999, resulted in workforce reductions of approximately 650 employees, $43.6 million of long-lived asset writedowns, $18.3 million of employee severance and termination benefits costs, and $8.1 million of other restructuring costs.

Other Income/Expense Net interest expense totaled $119 million in 1998 compared with $113 million in the prior year. The increased expense was primarily attributable to financing costs associated with the purchase of Becker Group in the Company's fourth fiscal quarter.

The $59.9 million pre-tax gain on the sale of a business recorded in 1998 resulted from the Company's sale of its Plastics Machinery Division for approximately $190 million on September 30, 1998. Annual sales of the Plastics Machinery Division were approximately $190 million. The Company used the after-tax proceeds from the sale to reduce debt.

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

Income from Continuing Operations Income from continuing operations for 1998 rose to $338 million or $3.63 per diluted share. The Company's income from continuing operations before the $35 million after-tax gain on the sale of the Plastics Machinery Division was $303 million, up 16% from the prior year's $261 million (before $40 million restructuring charge, after-tax). The growth reflects the increases in operating income and a lower effective income tax rate, offset in part by higher interest expense. Diluted earnings per share from continuing operations (before the gain on sale of business of $.38 per diluted share, after-tax) were $3.25, compared with $2.81 in the prior year (before restructuring charge of $.44 per diluted share, after-tax).

Acquisition

Effective July 1, 1998, the Company completed the acquisition of Becker Group for approximately $548 million, plus the assumption of approximately $372 million of debt. Becker Group is a major supplier of automotive interior systems. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $500 million at the date of acquisition, was recorded as goodwill. Becker Group's results have been included in the Company's consolidated financial statements from the date of acquisition.

As part of the Becker Group acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and domestic manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and termination benefit costs and plant closure costs. During fiscal 1999, approximately $17 million of employee severance and termination costs associated with the consolidation of European and domestic operations were incurred. In addition, $9 million of reserves were reversed during fiscal 1999, with corresponding reductions of goodwill and prepaid taxes. Accordingly, the reserve balance at September 30, 1999 was approximately $22 million. The majority of the restructuring activities are expected to be completed by the end of fiscal 2000.

Certain businesses acquired in the Becker Group purchase were classified as net assets held for sale in the Consolidated Statement of Financial Position at September 30, 1998. At the date of acquisition, the Company identified three businesses of Becker Group that were outside of the Company's core operations and, as such, would be sold. The net assets of the businesses were recorded at fair value less estimated costs to sell, including cash flows during the holding period. The Company completed the sale of these businesses for approximately $212 million during the first nine months of fiscal 1999. The operating results of these businesses, which were not material for the period, were excluded from consolidated operating results and no gain or loss was recorded upon their sale.

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

Capital Expenditures and Other Investments

Capital expenditures for property, plant and equipment totaled $514 million in 1999, compared with $468 million and $371 million in 1998 and 1997, respectively. Capital spending for Automotive Systems Group projects accounted for the majority of total capital expenditures in all three years. Most of the segment's spending in 1999 was for new and expanded automotive seating and interior systems facilities and product lines worldwide and cost reduction projects. Controls Group spending was primarily for projects relating to information technology. Capital expenditures of approximately $525 to $550 million are anticipated for fiscal 2000, with the majority associated with automotive seating and interior systems expansion. Controls Group spending is expected to be focused on information and building systems technology, and the construction of a controls technology center.

[OPERATING INCOME BAR CHART APPEARS ON PAGE]

Investments in partially-owned affiliates totaled $215 million at fiscal year-end, approximately $49 million higher than the prior year total. The increase is primarily associated with two joint ventures formed during the first quarter of fiscal 1999 to manufacture automotive batteries in Mexico and South America. The increase was partially offset by reductions from the sale of two Automotive Systems Group affiliates and the current year consolidation of YJC.

As previously noted, the Company completed several business acquisitions during fiscal 1999 that, net of cash acquired, affected cash flow. In addition to the investments in YJC and TBK, both of the Company's segments also completed a number of relatively small, strategic acquisitions during the year.

Liquidity and Capital Resources

Working Capital and Cash Flow The Company's working capital was a negative $418 million at September 30, 1999, compared with a negative $884 million one year ago. The level of working capital increased during fiscal 1999, reflecting the Company's use of the proceeds from divestitures and a euro-denominated refinancing (see "Capitalization") to reduce short-term debt. Working capital, excluding cash and debt, of a negative $123 million at fiscal year-end decreased compared to the prior year due primarily to higher accounts payable, reflecting the Company's improved terms with its suppliers.

The Company's operating activities provided cash of $1.0 billion during fiscal 1999, compared with $573 million generated in the prior year. The current year's higher net income and effective management of working capital, particularly accounts payable, were the primary factors contributing to the increased cash from operations. The Company expects to use cash flow generated by its operations to fund investments in its businesses and to continue to reduce debt.

Capitalization The Company's capitalization of $4.1 billion at September 30, 1999 was comprised of short-term debt of $477 million, long-term debt (including the current portion) of $1.4 billion and shareholders' equity of $2.3 billion. Total debt as a percentage of total capitalization was 45% at fiscal year-end, a significant decrease from the 55% level one year ago, and approaching the 43% level prior to the July 1998 Becker Group acquisition. The improvement in the debt-to-capitalization ratio reflects the use of the proceeds from the divestitures of the Becker Group businesses that were held for sale and the Industrial Battery Division, and strong cash flow from operations, to reduce debt.

During the second quarter of fiscal 1999, the Company borrowed a total of 258 million euro from five banks to refinance on a long-term basis a portion of its commercial paper associated with the Becker Group acquisition. The euro-denominated loans, equivalent to $282 million at the respective loan inception dates, generally mature in five years. Interest, based on the floating Euribor rate, is due at periodic intervals ranging from one to six months. At the Company's option, the loans may be converted from floating to fixed rates of interest at any interest payment date. During the third quarter of fiscal 1999, two of the loans were converted to fixed rates of interest.

In February 1998, the Company issued $175 million of ten-year 6.3% notes. The notes were used to refinance a portion of commercial paper borrowings and were issued under the $1.5 billion shelf registration statement on file with the Securities and Exchange Commission. No additional debt has been issued under the shelf registration statement.

In July 1998, the Company entered into a one-year $1.2 billion revolving credit facility to support increased commercial paper balances associated with the Becker Group acquisition. In June 1999, the Company renewed and reduced the facility to $300 million. The reduction was possible due primarily to higher earnings, effective management of working capital, proceeds from divestitures of non-core businesses and long-term debt refinancings. The Company also has a $600 million revolving credit facility, with an option to increase the facility to $1.0 billion, which has a maturity of May 2002.

High credit ratings from Moody's (A2), Fitch (A), and Standard & Poor's (A-) have been maintained on the Company's long-term debt.

Management believes the Company's capital resources and liquidity position are sufficient to meet projected needs. Requirements for working capital, capital expenditures, dividends and debt maturities in fiscal 2000 are expected to be funded from operations, supplemented by short-term borrowings, if required.

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

Foreign Exchange The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. In order to maintain strict control and achieve the benefits of the Company's global diversification, foreign exchange exposures for each currency are netted internally so that only the Company's net foreign exchange exposures are, as appropriate, hedged with financial instruments.

The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany balances. Gains and losses resulting from hedging instruments offset the gains or losses on the underlying assets, liabilities and investment positions being hedged. The maturities of the Company's forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items.

The Company has entered into cross-currency interest rate swaps and foreign-denominated debt obligations to hedge portions of its net investments in Germany, France and Japan. The currency effects of these swaps and debt obligations are reflected in the accumulated other comprehensive income (loss) account within shareholders' equity where they offset gains and losses on the net investments in Germany, France and Japan.

The currencies that the Company was primarily exposed to at September 30, 1999 were the euro, Japanese yen, Canadian dollar, Czech Republican koruna, and the Hong Kong dollar.

Sensitivity Analysis The following table indicates the U.S. dollar equivalents of the net foreign exchange contracts, cross-currency interest rate swaps and non-functional currency denominated debt (instruments) outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies. The resulting functional currency gains and losses are translated at the U.S. dollar spot rate on September 30, 1999.

As noted previously, the Company's policy prohibits the trading of financial instruments for profit. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on underlying payables, receivables and net investments in foreign subsidiaries.

September 30, 1999

		Foreign Exchange Gain/(Loss) from:

Currency	Net Amount of Instruments Long/(Short)	10% Appreciation of the Functional Currency	10% Depreciation of the Functional Currency

(dollars in millions)
euro	$(283)	$28	$(28)
Japanese yen	(66)	7	(7)
Canadian dollars	(34)	3	(3)
Czech Republican korunas	(23)	2	(2)
Hong Kong dollars	(14)	2	(2)
Other	(15)	2	(2)

Total	$(435)	$44	$(44)

Interest Rates The Company uses interest rate swaps to modify the Company's exposure to interest rate movements. Certain cross-currency interest rate swaps are designated as hedges of the Company's related foreign net investment exposures. Net interest payments or receipts from interest rate swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. The Company's earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to U.S. short-term money market rates. A 10% increase or decrease in the average cost of the Company's variable rate debt and cross-currency interest rate swaps would result in a change in pre-tax interest expense of approximately $2 million.

Commodities The Company's exposure to commodity price changes relates to certain manufacturing operations that utilize raw commodities. The Company manages its exposure to changes in those prices primarily through the terms of its supply and procurement contracts. This exposure is not material to the Company.

Future Accounting Changes

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires all derivative instruments to be recorded in the statement of financial position at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. In June 1999, the statement's effective date was delayed by one year, and it will be effective October 1, 2000 for the Company. The effect of adoption of this statement on the Company's earnings or statement of financial position has not been finalized.

Environmental, Health and Safety Matters

The Company's U.S. operations are governed by federal environmental laws, principally the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Clean Air Act, and the Clean Water Act, as well as state counterparts ("Environmental Laws"), and by federal and state laws addressing worker safety and health ( "Worker Safety Laws"). These laws govern ongoing operations and the remediation of sites associated with past operations. Under certain circumstances these laws provide for civil and criminal penalties and fines, as well as injunctive and remedial relief.

The Company has expended substantial resources, both financial and managerial, to comply with applicable Environmental Laws and Worker Safety Laws and for measures designed to protect the environment and maximize worker protection and safety.

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

Environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 1999 related solely to environmental compliance were not material. Environmental remediation, compliance and management expenses incurred by the Company were approximately $18 million and $12 million in 1999 and 1998, respectively. An accrued liability of approximately $46 million relating to environmental matters was maintained at both September 30, 1999 and 1998. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental assessment and remediation matters can be determined at this time, the Company does not expect that these matters will have a material adverse effect on its financial position, results of operations or cash flows.

If future Environmental and Worker Safety Laws contain more stringent requirements than currently anticipated, expenditures could be expected to have a more significant effect on the Company's financial position, results of operations or cash flows. In general, the Company's competitors face the same laws, and, accordingly, the Company should not be placed at a competitive disadvantage.

Other Matters

Year 2000 The Company established a process to identify and resolve the business issues associated with the Year 2000. A global team has been responsible for addressing the business issues and monitoring progress toward their resolution. The team conducted surveys of the Company's information systems, products, infrastructure and manufacturing systems to identify, prioritize and remediate potential problems related to the Year 2000.

Substantially all of the Company's systems are currently Year 2000 ready. In most instances, older software has been replaced with new programs and systems, rather than modifying existing systems solely to become Year 2000 ready. Replacing these systems results in a significant upgrade in systems and capabilities, as well as providing the ability to properly interpret Year 2000 data. Although the timing of the system replacements is influenced by the Year 2000, in most instances these systems would have been replaced in the normal course of business. The Company estimates the total cost, both capitalized and expensed, of upgrading and replacing its systems over the last three years to ensure Year 2000 readiness was approximately $55 million.

Contingency plans specific to each of the Company's businesses have been developed and include activities such as dual source contracts, development of back-up systems or manual processes, inventory accumulation and other actions necessary to minimize the risk of business disruption.

Management does not anticipate any material business disruptions due to the Year 2000 that would be associated with its own systems, products or services and believes the most significant risks are external to its operations. The Company's greatest exposure is the potential failure of some of its suppliers, including utility suppliers, to be ready. This could cause a temporary interruption of materials or services that the Company needs to make its products, which could result in delayed shipments to customers and lost sales and profits. The Company has been working with its customers and suppliers to evaluate Year 2000 readiness, identify material risks and develop solutions so that all critical processes needed to conduct its business are Year 2000 ready. On-site audits of key suppliers have been performed to independently verify Year 2000 readiness. Exposure to these external risks is partially mitigated by the size and sophistication of the Company's primary customers, as well as by the diversity of its products, suppliers and geographic locations.

Euro Conversion On January 1, 1999, member countries of the European Monetary Union (EMU) began a three-year transition from their national currencies to a new common currency, the euro. In the first phase, the permanent rates of exchange between the members' national currency and the euro were established and monetary, capital, foreign exchange, and interbank markets were converted to the euro. National currencies will continue to exist as legal tender and may continue to be used in commercial transactions. By January 2002, euro currency will be issued and by July 2002, the respective national currencies will be withdrawn. The Company has significant operations in member countries of the EMU and its action plans are being implemented to address the euro's impact on information systems, currency exchange rate risk and commercial contracts. Costs of the euro conversion to date have not been material and management believes that future conversion costs will not have a material impact on the operations, cash flows or financial condition of the Company.

Cautionary Statements for Forward-Looking Information

The Company has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future risks in the "Risk Management" section of this document and those preceded by, following or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, the Company cautions that the numerous important factors discussed elsewhere in this document and in the Company's Form 8-K filing (dated October 11, 1999), could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Quarterly Financial Data

Year ended September 30,	First Quarter	Second Quarter(1)	Third Quarter	Fourth Quarter(2)	Full Year(1,2)

(in millions, except per share data; unaudited)
1999
Net sales	$3,873.1	$3,880.3	$4,191.0	$4,195.0	$16,139.4
Gross profit	528.5	527.9	616.1	651.4	2,323.9
Net income	79.7	98.3	111.1	130.5	419.6
Earnings per share
Basic	.91	1.13	1.27	1.47	4.78
Diluted	.86	1.05	1.19	1.38	4.48

1998
Net sales	$3,056.3	$3,007.3	$3,189.5	$3,333.7	$12,586.8
Gross profit	434.2	416.3	470.4	489.7	1,810.6
Net income	65.3	52.5	83.9	136.0	337.7
Earnings per share
Basic	.75	.59	.97	1.57	3.88
Diluted	.70	.56	.90	1.47	3.63

(1)	Second quarter and full year earnings for 1999 include a gain on the sale of the Automotive Systems Group's Industrial Battery Division, net of a loss related to the disposal of a small Controls Group operation in the United Kingdom, of $.35 per diluted share. Excluding the gain would result in earnings per diluted share of $.70 for the second quarter and $4.13 for the year.

(2)	Fourth quarter and full year earnings for 1998 include a gain on the sale of the Plastics Machinery Division of $.38 per diluted share. Excluding the gain would result in earnings per diluted share of $1.09 for the fourth quarter and $3.25 for the year.

Johnson Controls
Consolidated Statement of Income

	Year ended September 30,

(in millions, except per share data)	1999	1998	1997

Net sales	$16,139.4	$12,586.8	$11,145.4
Cost of sales	13,815.5	10,776.2	9,485.6

Gross profit	2,323.9	1,810.6	1,659.8
Selling, general and administrative expenses	1,469.0	1,146.6	1,062.7
Restructuring charge	-	-	70.0

Operating income	854.9	664.0	527.1

Interest income	17.3	14.8	9.9
Interest expense	(153.3)	(133.5)	(122.7)
Gain on sale of businesses	54.6	59.9	-
Miscellaneous - net	(3.6)	11.6	11.3

Other income (expense)	(85.0)	(47.2)	(101.5)

Income before income taxes and minority interests	769.9	616.8	425.6
Provision for income taxes	311.7	256.0	180.9
Minority interests in net earnings of subsidiaries	38.6	23.1	24.1

Income from continuing operations	419.6	337.7	220.6
Discontinued operations
Loss from discontinued operations, adjusted for income tax benefit of $1.0 and minority interests	-	-	(1.1)
Gain on sale of discontinued operations, net of $66.0 of income taxes	-	-	69.0

Net income	$419.6	$337.7	$288.5

Earnings available for common shareholders	$406.6	$328.2	$279.0

Earnings per share from continuing operations
Basic	$4.78	$3.88	$2.52
Diluted	$4.48	$3.63	$2.37

Earnings per share
Basic	$4.78	$3.88	$3.34
Diluted	$4.48	$3.63	$3.12

The accompanying notes are an integral part of the financial statements.

Johnson Controls
Consolidated Statement of Financial Position

	September 30,

(in millions, except par value and share data)	1999	1998

ASSETS
Cash and cash equivalents	$276.2	$134.0
Accounts receivable, less allowance for doubtful accounts of $26.9 and $21.2, respectively	2,147.5	1,821.1
Costs and earnings in excess of billings on uncompleted contracts	208.7	191.7
Inventories	524.6	428.2
Net assets held for sale	-	231.9
Other current assets	691.5	597.3

Current assets	3,848.5	3,404.2

Property, plant and equipment - net	1,996.0	1,882.9
Goodwill, less accumulated amortization of $280.0 and $220.1, respectively	2,096.9	2,084.5
Investments in partially-owned affiliates	215.1	166.2
Other noncurrent assets	457.7	404.3

Total assets	$8,614.2	$7,942.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt	$477.0	$1,289.5
Current portion of long-term debt	94.8	39.4
Accounts payable	1,998.5	1,625.2
Accrued compensation and benefits	446.9	376.1
Accrued income taxes	231.2	119.6
Billings in excess of costs and earnings on uncompleted contracts	159.2	127.5
Other current liabilities	859.0	711.1

Current liabilities	4,266.6	4,288.4

Long-term debt	1,283.3	997.5
Postretirement health and other benefits	166.4	166.7
Other noncurrent liabilities	627.9	548.1

Long-term liabilities	2,077.6	1,712.3

Preferred stock, $1.00 par value
shares authorized: 2,000,000
shares issued and outstanding: 1999 - 263.057; 1998 - 273.699	134.7	140.1
Common stock, $.16 2/3 par value
shares authorized: 300,000,000
shares issued: 1999 - 87,788,051; 1998 - 87,194,868	14.6	14.5
Capital in excess of par value	576.1	569.9
Retained earnings	1,793.1	1,463.3
Treasury stock, at cost (1999 - 2,393,446 shares; 1998 - 2,466,616 shares)	(38.5)	(39.7)
Employee stock ownership plan - unearned compensation	(94.8)	(107.8)
Accumulated other comprehensive loss	(115.2)	(98.9)

Shareholders' equity	2,270.0	1,941.4

Total liabilities and shareholders' equity	$8,614.2	$7,942.1

The accompanying notes are an integral part of the financial statements.

Johnson Controls
Consolidated Statement of Cash Flows

	Year ended September 30,

(in millions)	1999	1998	1997

OPERATING ACTIVITIES
Income from continuing operations	$419.6	$337.7	$220.6
Adjustments to reconcile income from continuing operations to cash provided by operating activities of continuing operations
Depreciation	363.2	311.2	283.6
Amortization of intangibles	82.4	73.0	71.3
Equity in earnings of partially-owned affiliates, net of dividends received	23.9	(4.4)	(4.7)
Deferred income taxes	(110.7)	(41.3)	(45.4)
Gain on sale of businesses	(54.6)	(59.9)	-
Restructuring charge	-	-	70.0
Other	21.0	(1.8)	29.4
Changes in working capital, excluding acquisition and divestiture of businesses
Receivables	(216.1)	(229.8)	(70.8)
Inventories	(93.4)	(34.8)	(41.7)
Other current assets	(13.7)	(77.2)	(15.5)
Accounts payable and accrued liabilities	436.8	247.2	181.1
Accrued income taxes	121.3	33.0	(70.7)
Billings in excess of costs and earnings on uncompleted contracts	32.2	20.2	25.8

Cash provided by operating activities of continuing operations	1,011.9	573.1	633.0
Cash used by operating activities of discontinued operations	-	-	(8.4)

Cash provided by operating activities	1,011.9	573.1	624.6

INVESTING ACTIVITIES
Capital expenditures	(514.0)	(468.3)	(370.9)
Sale of property, plant and equipment - net	74.7	26.2	14.5
Acquisition of businesses, net of cash acquired	(161.1)	(546.0)	(1,264.5)
Divestiture of businesses	344.8	212.0	650.7
Additions of long-term investments	(23.7)	(41.4)	(39.6)
Investing activities of discontinued operations	-	-	(19.5)

Cash used by investing activities	(279.3)	(817.5)	(1,029.3)

FINANCING ACTIVITIES
(Decrease) increase in short-term debt - net	(807.9)	271.0	330.8
Issuance of long-term debt	351.4	188.3	164.8
Repayment of long-term debt	(42.2)	(102.8)	(56.7)
Payment of cash dividends	(95.8)	(88.8)	(83.4)
Net financing activities of discontinued operations	-	-	16.5
Other	7.0	4.7	(13.4)

Cash (used) provided by financing activities	(587.5)	272.4	358.6

Effect of exchange rate changes on cash and cash equivalents	(2.9)	(5.8)	(7.3)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$142.2	$22.2	$(53.4)

The accompanying notes are an integral part of the financial statements.

Johnson Controls
Consolidated Statement of Shareholders' Equity

(in millions)	Total	Preferred Stock	Employee Stock Ownership Plan - Unearned Compensation	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income (Loss)
AT SEPTEMBER 30, 1996	$1,507.8	$ 154.6	$(129.7)	$7.2	$535.0	$1,010.7	$(49.0)	$(21.0)
Comprehensive income:
Net income	288.5	-	-	-	-	288.5	-	-
Foreign currency translation adjustments	(58.2)	-	-	-	-	-	-	(58.2)

Comprehensive income	230.3
Reduction of guaranteed ESOP debt	10.3	-	10.3	-	-	-	-	-
Cash dividends
Series D preferred ($3.97 per one ten-thousandth of a share), net of $2.1 million tax benefit	(9.6)	-	-	-	-	(9.6)	-	-
Common ($.86 per share)	(71.7)	-	-	-	-	(71.7)	-	-
Two-for-one split of common stock	-	-	-	7.2	(7.2)	-	-	-
Other, including options exercised	20.8	(11.2)	-	-	24.8	-	7.2	-

AT SEPTEMBER 30, 1997	1,687.9	143.4	(119.4)	14.4	552.6	1,217.9	(41.8)	(79.2)
Comprehensive income:
Net income	337.7	-	-	-	-	337.7	-	-
Foreign currency translation adjustments	(19.7)	-	-	-	-	-	-	(19.7)

Comprehensive income	318.0
Reduction of guaranteed ESOP debt	11.6	-	11.6	-	-	-	-	-
Cash dividends
Series D preferred ($3.97 per one ten-thousandth of a share), net of $1.5 million tax benefit	(9.5)	-	-	-	-	(9.5)	-	-
Common ($.92 per share)	(77.8)	-	-	-	-	(77.8)	-	-
Other, including options exercised	11.2	(3.3)	-	0.1	17.3	(5.0)	2.1	-

AT SEPTEMBER 30, 1998	1,941.4	140.1	(107.8)	14.5	569.9	1,463.3	(39.7)	(98.9)
Comprehensive income:
Net income	419.6	-	-	-	-	419.6	-	-
Foreign currency translation adjustments	(12.9)	-	-	-	-	-	-	(12.9)
Minimum pension liability adjustment	(3.4)	-	-	-	-	-	-	(3.4)

Other comprehensive loss	(16.3)

Comprehensive income	403.3
Reduction of guaranteed ESOP debt	13.0	-	13.0	-	-	-	-	-
Cash dividends
Seies D preferred ($3.97 per one ten-thousandth of a share), net of $1.0 million tax benefit	(9.6)	-	-	-	-	(9.6)	-	-
Common ($1.00 per share)	(85.2)	-	-	-	-	(85.2)	-	-
Other, including options exercised	7.1	(5.4)	-	0.1	6.2	5.0	1.2	-

AT SEPTEMBER 30, 1999	$2,270.0	$134.7	$ (94.8)	$14.6	$576.1	$1,793.1	$ (38.5)	$ (115.2)

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of Johnson Controls, Inc. and its majority-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated. Investments in partially-owned affiliates are accounted for by the equity method when the Company's interest exceeds 20%. Gains and losses from the translation of most foreign currency financial statements are recorded in the accumulated other comprehensive income (loss) account within shareholders' equity. Certain prior year amounts have been reclassified to conform to the current year's presentation.

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

Gains and losses derived from the change in the spot rate on these contracts that hedge assets and liabilities are recognized in the same period as the hedged commitments. Gains and losses on forward contracts that hedge net foreign investments are deferred in the accumulated other comprehensive income (loss) account within shareholders' equity. The criteria for hedge accounting are met by designating the hedging instrument to an existing non-functional currency asset or liability or net foreign investment position after demonstrating that the hedging instrument is effective in offsetting changes in underlying foreign exchange exposure. The Company ensures the effectiveness of all hedges by not engaging in proxy hedging.

The Company uses interest rate swap agreements to modify its exposure to interest rate movements and reduce borrowing costs. Cross-currency interest rate swap agreements are also used to hedge a portion of the Company's net investments in foreign subsidiaries. Related foreign exchange gains and losses on the notional principal values of cross-currency swaps are deferred in accumulated other comprehensive income (loss). Net interest payments or receipts from interest rate swaps and the interest component of cross-currency interest rate swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. In evaluating the appropriate accounting for an interest rate swap, the terms of the swap are compared to the related asset or liability to which the swap is designated.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires all derivative instruments to be recorded in the statement of financial position at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. In June 1999, the statement's effective date was delayed by one year, and it will be effective October 1, 2000 for the Company. The effect of adoption of this statement on the Company's earnings or statement of financial position has not been finalized.

Revenue Recognition The Company recognizes revenue from long-term contracts of the Controls Group over the contractual period under the percentage-of-completion method of accounting (see "Long-Term Contracts"). In all other cases, the Company recognizes revenue at the time products are shipped or as services are performed.

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

Comprehensive Income The Company has adopted SFAS No. 130, "Reporting Comprehensive Income, " which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the sum of net income and all other non-owner changes in equity. Prior year information has been restated to conform to the requirements of SFAS No. 130.

The components of accumulated other comprehensive loss were as follows:

	September 30,

(in millions)	1999	1998

Foreign currency translation adjustments, net of tax	$(111.8)	$(98.9)
Minimum pension liability adjustment, net of tax	(3.4)	-

Accumulated other comprehensive loss	$(115.2)	$(98.9)

1.
ACQUISITIONS

Becker Effective July 1, 1998, the Company completed the acquisition of Becker Group, Inc. (Becker Group) for approximately $548 million, plus the assumption of approximately $372 million of debt. Becker Group is a major supplier of automotive interior systems. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $500 million at the date of acquisition, was recorded as goodwill. Becker Group's results have been included in the Company's consolidated financial statements from the date of acquisition.

As part of the Becker Group acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and domestic manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and termination benefit costs and plant closure costs. During fiscal 1999, approximately $17 million of employee severance and termination costs associated with the consolidation of European and domestic operations were incurred. In addition, $9 million of reserves were reversed during fiscal 1999, with corresponding reductions of goodwill and prepaid taxes. Accordingly, the reserve balance at September 30, 1999 totaled approximately $22 million. The majority of the restructuring activities are expected to be completed by the end of fiscal 2000.

Certain businesses acquired in the Becker Group purchase were classified as net assets held for sale in the Consolidated Statement of Financial Position at September 30, 1998. At the date of acquisition, the Company identified three businesses of Becker Group that were outside of the Company's core operations and, as such, would be sold. The net assets of the businesses were recorded at fair value less estimated costs to sell, including cash flows during the holding period. The Company completed the sale of these businesses for approximately $212 million during 1999. The operating results of these businesses, which were not material for the period, were excluded from consolidated operating results and no gain or loss was recorded upon their sale.

Prince Effective October 1, 1996, the Company completed the acquisition of Prince Holding Corporation (Prince) for approximately $1.3 billion. Prince, based in Holland, Michigan, supplies automotive interior systems and components including overhead systems and consoles, door panels, floor consoles, visors and armrests. The acquisition was accounted for as a purchase.

2.
DIVESTITURES

On March 1, 1999, the Company completed the sale of the Automotive Systems Group's Industrial Battery Division for approximately $135 million. The Industrial Battery Division had sales of approximately $87 million for the fiscal year ended September 30, 1998. The Company also recorded a loss related to the disposal of a small Controls Group operation in the United Kingdom. The net gain on these transactions was $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax).

On September 30, 1998, the Company completed the sale of its Plastics Machinery Division for approximately $190 million. The Plastics Machinery Division had annual sales of approximately $190 million. The Company recorded a gain on the sale of $59.9 milion ($35.0 million or $.41 per basic share and $.38 per diluted share, after-tax).

On February 28, 1997, the Company completed the sale of its Plastic Container Division (PCD) to Schmalbach-Lubeca AG/Continental Can Europe (a member of the VIAG Group) for approximately $650 million, a portion of which is deferred. The Company recorded a gain on the sale of $135 million ($69 million or $.83 per basic share and $.76 per diluted share, after-tax).

The results of PCD have been reported separately as discontinued operations in the Consolidated Statement of Income. The results of the discontinued operations do not reflect any interest expense or management fees allocated by the Company. Revenues of PCD for the five months ended February 28, 1997, which totaled $242 million, are not included in sales as reported in the Consolidated Statement of Income. For the year ended September 30, 1997, the loss per basic and diluted share from discontinued operations was $.01, with a gain on the sale of discontinued operations of $.83 per basic share and $.76 per diluted share.

3.
INVENTORIES

	September 30,

(in millions)	1999	1998

Raw materials and supplies	$312.1	$236.9
Work in process	71.7	71.2
Finished goods	174.5	157.3

FIFO inventories	558.3	465.4
LIFO reserve	(33.7)	(37.2)

LIFO inventories	$524.6	$428.2

Inventories valued by the LIFO method of accounting were approximately 46% and 43% of total inventories at September 30, 1999 and 1998, respectively.

4.
PROPERTY, PLANT AND EQUIPMENT

	September 30,

(in millions)	1999	1998

Buildings and improvements	$1,007.0	$950.7
Machinery and equipment	2,607.5	2,318.5
Construction in progress	304.2	291.2

Land	3,918.7 114.3	3,560.4 91.6

Less accumulated depreciation	4,033.0 (2,037.0)	3,652.0 (1,769.1)

Property, plant and equipment - net	$1,996.0	$1,882.9

Interest costs capitalized during 1999, 1998, and 1997 were $7.2 million, $11.1 million and $7.5 million, respectively.

5.
LEASES

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $74 million and $58 million at September 30, 1999 and 1998, respectively.

Other facilities and equipment are leased under arrangements which are accounted for as operating leases. Total rental expense was $141 million in 1999, $115 million in 1998 and $97 million in 1997.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 1999 were as follows:

	Capital Leases	Operating Leases

(in millions)

2000	$14.3	$89.1
2001	14.4	70.7
2002	14.4	55.3
2003	13.3	45.5
2004	15.1	34.4
After 2004	40.5	87.5

Total minimum lease payments	$112.0	$382.5

Interest	30.0

Present value of net minimum lease payments	$82.0

6.
SHORT-TERM DEBT AND CREDIT AGREEMENTS

	September 30,

(in millions)	1999	1998

Commercial paper	$423.0	$1,014.0
Bank borrowings	54.0	275.5

Short-term debt	$477.0	$1,289.5

Weighted average short-term debt outstanding	$1,210.0	$1,033.5

Weighted average interest rate on short-term debt outstanding	5.98%	5.92%

Short-term debt of $477 million at September 30, 1999 declined significantly from the prior year balance, as higher earnings, effective management of working capital, proceeds from divestitures of non-core businesses and long-term debt refinancings (see Note 7) were used to reduce short-term debt. At September 30, 1999, the Company had unsecured lines of credit available from banks totaling $1,559 million. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit available for support of outstanding commercial paper averaged $1,575 million during the year and were $900 million at September 30, 1999. Total interest paid on both long-term and short-term debt was $154 million, $146 million and $130 million in 1999, 1998 and 1997, respectively. The Company also uses financial instruments (see Note 8) to manage its interest rate exposure that affect the weighted average interest rate of its debt and interest expense.

7.
LONG-TERM DEBT

	September 30,

(in millions)	1999	1998

Unsecured notes
6.06% due in 2002
	$22.9	$28.6
6.3% due in 2008
	175.0	175.0
7.7% due in 2015
	124.8	124.8
7.125% due in 2017
	149.1	149.1
8.2% due in 2024
	125.0	125.0
6.95% due in 2045
	125.0	125.0
Industrial revenue bonds due through 2006,
net of unamortized discount of $1.6 million in 1999 and $2.0 million in 1998
	43.4	43.6
Medium-term notes due in 2000 at
an average interest rate of 7.6%
	50.0	50.0
Guaranteed ESOP debt due in increasing annual
installments through 2004 at an average interest rate of 7.38% (tied in part to LIBOR)
	94.8	107.8
Capital lease obligations	82.0	58.7
Foreign-denominated debt:
euro
	271.5	--
yen
	28.6	--
Other	86.0	49.3

Gross long-term debt	1,378.1	1,036.9
Less current portion	94.8	39.4

Net long-term debt	$1,283.3	$997.5

During the second quarter of fiscal 1999, the Company borrowed a total of 258 million euro from five banks to refinance on a long-term basis a portion of its commercial paper associated with the Becker Group acquisition. The five euro-denominated loans, each with approximately equal principal balances and equivalent to a total of $282 million at the respective loan inception dates, generally mature in five years. At September 30, 1999, two of the loans had fixed rates of interest at 3.70% and 3.84%, respectively. Interest for the other three loans was based on the floating Euribor rate, with an average rate of 3.14%.

In March 1999, the Company entered into a number of yen-denominated loans to fund a Controls Group acquisition in Japan. The long-term portion of these loans, which had a total principal balance of approximately $29 million at September 30, 1999 and mature in 2004, had a weighted average interest rate of 1.82%.

Industrial revenue bond financed facilities have been accounted for as plant and equipment. The related bonds issued by the government units are recorded as long-term debt. Fixed rate industrial revenue bonds of $21 million at September 30, 1999 and $22 million at September 30, 1998 had a weighted average interest rate of 6.0% for both years. Variable rate bonds of $24 million at both September 30, 1999 and 1998 had a weighted average interest rate of 4.9% for both years.

In 1989, the Company established an employee stock ownership plan (ESOP). The ESOP was financed with $175 million of debt issued by the ESOP. The ESOP debt is guaranteed by the Company as to payment of principal and interest and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $7 million in 1999, $8 million in 1998 and $9 million in 1997 has not been reflected as interest expense in the Company's Consolidated Statement of Income. The installments of long-term debt maturing in each of the next five years (including the guaranteed ESOP debt) are: 2000 - $95 million, 2001 - $43 million, 2002 - $49 million, 2003 - $41 million and 2004 - $409 million.

The indentures for the unsecured notes and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.

8.
FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of net long-term debt, which was $1,278 million and $1,088 million at September 30, 1999 and 1998, respectively, was determined using market interest rates and discounted future cash flows. The fair values of hedging instruments, discussed below, were obtained from dealer quotes and published foreign currency exchange rates.

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

In 1997, the Company entered into two $150 million interest rate swap agreements, one for five years at 6.87% and the other for ten years at 6.59%. Terms of the ten-year swap were modified since inception of the swap resulting in a net increase of $25 million from the original $150 million. These interest rate swaps establish fixed interest rates on a total of $325 million of outstanding commercial paper. The fair value of the interest rate swaps is the amount the Company would receive or pay to terminate the outstanding contracts at the reporting date. The Company would have paid approximately $7 million to terminate the contracts at September 30, 1999.

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

In September 1998, the Company entered into a five-year Japanese yen cross-currency interest rate swap to hedge a portion of its net investment in its Japanese subsidiaries. Under the swap, the Company receives interest based on a fixed U.S. dollar rate of 5.35% and pays interest based on a fixed Japanese yen rate of 0.74% on the outstanding notional principal amounts in dollars and yen, respectively. At maturity, the Company will pay 1.5 billion yen in exchange for $11.2 million.

Related foreign exchange gains and losses on the notional principal values of the cross-currency swaps are deferred in the accumulated other comprehensive income (loss) account within shareholders' equity. The net pre-tax exchange gain deferred in this account of approximately $11 million at September 30, 1999 was offset by translation gains and losses on the underlying net investments. Net interest payments or receipts from the interest rate swaps and the interest component of the cross-currency swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. The fair values of the cross-currency swaps approximated their carrying values at September 30, 1999 and 1998.

All contracts are executed with major international financial institutions and, as such, the Company does not anticipate that these institutions will fail to perform.

The following forward contracts, under which the Company sold or purchased currencies, were outstanding at September 30, 1999:

Currency Sold	Currency Purchased	Contract Amount

(in millions)		(U.S. dollar equivalent)

British pound	euro	$99
euro	British pound	96
euro	U.S. dollar	94
U.S. dollar	euro	78
Canadian dollar	U.S. dollar	38
Czech koruna	euro	35
Hong Kong dollar	U.S. dollar	14
U.S. dollar	British pound	14
euro	Czech koruna	12
British pound	U.S. dollar	12
Others		65

		$557

The fair values of these forward contracts approximated their carrying values at September 30, 1999 and 1998.

9.
SHAREHOLDERS' EQUITY

In January 1997, the Company authorized a two-for-one stock split to shareholders of record on March 7, 1997. Shareholders' equity reflects the stock split through a reclassification from Capital in Excess of Par Value to Common Stock of the par value of the additional shares arising from the split. All share and per share information in the financial statements and notes thereto have been restated.

In 1989, the Company issued 341.7969 shares of 7.75% Series D Convertible Preferred Stock to its newly established ESOP for $175 million. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20.

The ESOP financed its purchase of the Preferred Stock units by issuing debt in the amount of $175 million. The ESOP debt is guaranteed by the Company and is therefore recorded as long-term debt of the Company. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 1999 and 1998 resulting from the above transactions was $40 million and $32 million, respectively.

Preferred Stock units are allocated to participating employees based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death, or vested termination. Each allocated unit may be converted into two shares of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. As of September 30, 1999, 5.3 million shares of common stock were reserved for the conversion of the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders, net of their tax benefit.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between one and ten years after date of grant. Shares available for future grant under stock option plans were 2.6 million at September 30, 1999.

Following is a summary of activity in the stock option plans for 1999, 1998, and 1997:

	Weighted Average Option Price	Shares Subject to Option	SARs

Outstanding,
September 30, 1996	$26.83	3,974,074	1,050,524
Granted	36.94	1,558,420	475,350
Exercised	26.20	(779,891)	(204,875)
Cancelled	29.69	(451,981)	(30,770)

Outstanding,
September 30, 1997	30.31	4,300,622	1,290,229
Granted	45.09	1,186,150	484,550
Exercised	26.21	(585,747)	(193,740)
Cancelled	32.65	(410,793)	(85,450)

Outstanding,
September 30, 1998	34.53	4,490,232	1,495,589
Granted	57.78	967,790	890,865
Exercised	29.86	(675,762)	(266,826)
Cancelled	34.18	(352,146)	(363,685)

Outstanding,
September 30, 1999	$40.35	4,430,114	1,755,943

Options outstanding at September 30, 1999:

Range of Exercise Prices	Outstanding at September 30, 1999	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price per Share

$10.00 - $21.99	225,664	2.54	$18.93
$22.00 - $33.99	1,160,917	5.01	$28.73
$34.00 - $45.99	2,077,343	7.31	$41.06
$46.00 - $57.99	966,190	8.84	$57.78

Options exercisable:

Range of Exercise Prices	Exercisable Shares	Weighted Average Exercise Price per Share

At September 30, 1999
$10.00 - $21.99	225,664	$18.93
$22.00 - $33.99	1,160,917	$28.73
$34.00 - $45.99	473,478	$37.02
$46.00 - $57.99	3,300	$57.78

At September 30, 1998	1,600,441	$26.15

At September 30, 1997	1,202,338	$23.40

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

The weighted average option fair values and the assumptions used to estimate these values were as follows:

Grants Issued in Year ended September 30,

	1999	1998	1997

Expected life of option (years)	6	6	6
Risk-free interest rate	4.78%	5.84%	6.10%
Expected volatility of the Company's stock	21.15%	19.75%	19.69%
Expected dividend yield on the Company's stock	2.24%	2.42%	3.15%
Fair value of each option	$14	$11	$8

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the three-year vesting period of the options. The Company's pro forma information follows:

Year ended September 30,

(in millions, except per share data)	1999(1)	1998(2)	1997(3)

Net income	$415.0	$333.6	$285.8
Earnings per share
Basic
	$ 4.72	$ 3.83	$ 3.31
Diluted
	$ 4.43	$ 3.59	$ 3.08

(1) Amounts include a gain on the sale of businesses of $32.5 million or $.38 per basic share and $.35 per diluted share, after-tax.

(2) Amounts include a gain on the sale of a business of $35.0 million or $.41 per basic share and $.38 per diluted share, after-tax.

(3) Amounts include the effects of a restructuring charge of $40.3 million or $.48 per basic share and $.44 per diluted share, after-tax, and income from discontinued operations of $67.9 million or $.82 per basic share and $.75 per diluted share, after-tax.

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

Approximately $59 million of consolidated retained earnings at September 30, 1999 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.

10.
EARNINGS PER SHARE

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share from continuing operations for the years ended September 30, 1999, 1998 and 1997:

	Year ended September 30,

(in millions)	1999	1998	1997

Income Available to Common Shareholders
Income from continuing operations	$419.6	$337.7	$220.6
Preferred stock dividends, net of tax benefit(1)	(13.0)	(9.5)	(9.5)

Basic income available to common shareholders	$406.6	$328.2	$211.1

Income from continuing operations	$419.6	$337.7	$220.6
Effect of dilutive securities:
Compensation expense, net of tax, arising from assumed conversion of preferred stock(1)	(6.9)	(5.2)	(5.5)

Diluted income available to common shareholders	$412.7	$332.5	$215.1

Weighted Average Shares Outstanding
Basic weighted average shares outstanding	85.1	84.5	83.5
Effect of dilutive securities:
Stock options	1.7	1.6	1.6
Convertible preferred stock	5.3	5.5	5.6

Diluted weighted average shares outstanding	92.1	91.6	90.7

(1) Preferred stock dividends for 1999 includes $3.3 million associated with certain cash redemptions of preferred stock. Compensation expense, net of tax, arising from assumed conversion of preferred stock includes $2.0 million for the preferred stock redemptions.

11.
RETIREMENT PLANS

Effective September 30, 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 does not change the measurement or recognition of those plans, but revises the disclosure requirements for pension and other postretirement benefit plans for all years presented.

Pension Benefits The Company has noncontributory defined benefit pension plans covering most domestic and certain foreign employees. The benefits provided are based primarily on years of service and average compensation or a monthly retirement benefit amount. Funding for domestic pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Also, the Company makes contributions to union-trusteed pension funds for construction and service personnel.

Plan assets consist primarily of common stocks. At the measurement dates of June 30, 1999 and 1998, plan assets included approximately 873,000 and 858,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $61 million and $49 million at the respective dates.

For pension plans with accumulated benefit obligations that exceed plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of those plans were $167 million, $152 million and $43 million, respectively, as of September 30, 1999 and $193 million, $175 million and $66 million, respectively, as of September 30, 1998.

Savings and Investment Plans The Company sponsors numerous defined contribution savings plans which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Several of the plans require the Company to match a percentage of the employee contributions up to certain limits. Excluding the ESOP, matching contributions charged to expense amounted to $21 million, $19 million and $9 million for the years ended 1999, 1998 and 1997, respectively.

During 1989, the Company established an ESOP as part of its existing savings and investment (401K) plan, which is available to eligible domestic employees. The ESOP issued debt to finance its purchase of 3.4 million units (341.7969 shares) of the Company's Series D Convertible Preferred Stock for $175 million. The Preferred Stock units are being allocated to participating employees over the 15-year term of the ESOP debt and held in trust until the employees' retirement, death, or vested termination. As of September 30, 1999, approximately 2.1 million Preferred Stock units had been allocated to employees.

The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $18 million in 1999, $12 million in 1998, and $11 million in 1997. Total compensation expense recorded by the Company was $9 million in 1999 and $18 million in 1998 and 1997.

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

The September 30, 1999 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 8% and 6% for pre-65 and post-65 years of age employees, respectively. The September 30, 1998 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 9% and 6% for pre-65 and post-65 years of age employees, respectively. These rates decrease 1% per year to an ultimate rate of 6%. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage point change in the assumed healthcare cost trend rate would have changed the accumulated benefit obligation by $6 million at September 30, 1999, and the sum of the service and interest costs in 1999 by $1 million.

No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.

The table that follows contains a reconciliation of the changes in the benefit obligation, the changes in plan assets and the funded status as of September 30, 1999 and 1998, respectively.

	Pension		Postretirement Health and Other

(in millions)	1999	1998	1999	1998

Change in Benefit Obligation
Benefit obligation at beginning of year	$954.2	$759.4	$150.9	$150.5
Service cost	40.9	35.0	4.1	3.7
Interest cost	66.6	59.4	10.6	10.9
Amendments made during the year	2.8	1.2	-	(11.2)
Acquisition of business	-	55.9	-	-
Actuarial (gain) loss	(7.1)	74.3	(4.2)	7.3
Benefits paid	(40.4)	(33.2)	(9.6)	(9.2)
Curtailment gain	(2.7)	-	(0.1)	-
Currency translation adjustment	(9.5)	2.2	0.6	(1.1)

Benefit obligation at end of year	$1,004.8	$954.2	$152.3	$150.9

Change in Plan Assets
Fair value of plan assets at beginning of year	$944.4	$824.4	$-	$-
Actual return on plan assets	131.0	138.9	-	-
Employer contributions	14.5	15.0	9.6	9.2
Benefits paid	(40.4)	(33.2)	(9.6)	(9.2)
Currency translation adjustment	(0.2)	(0.7)	-	-

Fair value of plan assets at end of year	$1,049.3	$944.4	$-	$-

Funded status	$44.5	$(9.8)	$(152.3)	$(150.9)
Unrecognized net transition asset	(19.2)	(21.9)	-	-
Unrecognized net actuarial gain	(127.9)	(84.0)	(4.1)	-
Unrecognized prior service cost	12.2	12.7	(30.4)	(33.1)
Employer contributions paid between July 1 and September 30	0.9	0.7	-	-

Net accrued benefit cost recognized at end of year	$(89.5)	$(102.3)	$(186.8)	$(184.0)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$33.2	$16.7	$-	$-
Accrued benefit liability	(133.1)	(119.0)	(186.8)	(184.0)
Intangible asset	4.8	-	-	-
Accumulated other comprehensive loss	5.6	-	-	-

Net amount recognized	$(89.5)	$(102.3)	$(186.8)	$(184.0)

Weighted-Average Assumptions as of June 30,
Discount rate	7.25%	7.25%	7.25%	7.25%
Expected return on plan assets	9.75%	9.75%	N/A	N/A
Rate of compensation increase	6.00%	6.00%	N/A	N/A

The table below contains the components of net periodic benefit cost for the years ended September 30, 1999, 1998 and 1997, respectively.

	Pension			Postretirement Health and Other

(in millions)	1999	1998	1997	1999	1998	1997

Components of Net Periodic Benefit Cost
Service cost	$40.9	$35.0	$32.2	$4.1	$3.7	$3.7
Interest cost	66.6	59.4	54.2	10.6	10.9	11.4
Expected return on plan assets	(83.7)	(73.4)	(64.0)	-	-	-
Amortization of transitional asset	(2.7)	(2.7)	(2.7)	-	-	-
Amortization of net actuarial loss (gain)	0.2	0.5	(0.3)	0.4	-	0.3
Amortization of prior service cost	1.5	1.6	1.5	(2.7)	(2.4)	(2.2)
Curtailment gain	(2.7)	-	-	(0.1)	-	-

Net periodic benefit cost	$20.1	$20.4	$20.9	$12.3	$12.2	$13.2

12.
RESEARCH AND DEVELOPMENT

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $346 million in 1999, $246 million in 1998 and $232 million in 1997.

13.
INCOME TAXES

An analysis of effective income tax rates for continuing operations is shown below:

	Year ended September 30,

	1999	1998	1997

Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	2.8	3.9
Federal tax expense at different rates and foreign losses without tax benefits	1.3	3.7	4.4
Goodwill	1.5	1.9	2.8
Other	(0.2)	(1.9)	(3.6)

	40.5%	41.5%	42.5%

The effective income tax rate for discontinued operations was 49% for 1997.

Deferred taxes for continuing operations were classified in the Consolidated Statement of Financial Position as follows:

	September 30,

(in millions)	1999	1998

Other current assets	$221.4	$195.2
Other noncurrent assets	120.4	70.9
Accrued income taxes	(5.2)	(2.1)
Other noncurrent liabilities	(33.0)	(39.3)

Net deferred tax asset	$303.6	$224.7

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities for continuing operations included:

	September 30,

(in millions)	1999	1998

Deferred Tax Assets
Accrued expenses and reserves	$364.5	$303.0
Postretirement and postemployment benefits	80.8	79.6
Net operating loss and foreign tax credit carryforwards	64.5	71.2
Other	16.1	14.1

	525.9	467.9
Valuation allowance	(65.2)	(58.6)

	460.7	409.3

Deferred Tax Liabilities
Property, plant and equipment	45.3	83.7
Employee benefits	6.0	6.5
Inventories	7.9	6.3
Long-term contracts	21.2	22.1
Joint ventures	12.2	10.8
Intangible assets	43.7	52.0
Other	20.8	3.2

	157.1	184.6

Net deferred tax asset	$303.6	$224.7

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

Components of the provision for income taxes on continuing operations were as follows:

	Year ended September 30,

(in millions)	1999	1998	1997

Current
Federal	$280.0	$215.6	$162.8
State	44.2	31.7	32.2
Foreign	98.2	50.0	31.3

	422.4	297.3	226.3

Deferred
Federal	(75.2)	(34.6)	(41.1)
State	(9.9)	(4.5)	(5.3)
Foreign	(25.6)	(2.2)	1.0

	(110.7)	(41.3)	(45.4)

Provision for income taxes	$311.7	$256.0	$180.9

Consolidated domestic income from continuing operations before income taxes and minority interests was $590.4 million in 1999, $545.3 million in 1998 and $386.8 million in 1997. The corresponding amounts for foreign operations were $179.5 million in 1999, $71.5 million in 1998 and $38.8 million in 1997.

Income taxes paid during 1999, 1998 and 1997 were $279 million, $246 million and $291 million, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries of $418 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

14.
PRIOR YEAR RESTRUCTURING CHARGE

In the second quarter of fiscal 1997, the Company recorded a restructuring charge, including related asset writedowns, of $70.0 million ($40.3 million or $.48 per basic share and $.44 per diluted share, after-tax) involving its Automotive Systems and Controls groups. The automotive initiatives primarily related to European operations where certain manufacturing capacity was realigned with future customer sourcing requirements, and product development resources were consolidated. The charge associated with the Controls Group principally addressed the Company's decision to restructure certain low-margin service activities that were outside its core controls and integrated facility management business.

The restructuring actions, which were completed in the first quarter of fiscal 1999, involved plant closings and the elimination of certain underperforming business lines, resulting in workforce reductions of approximately 650 employees and the writedown of certain long-lived assets, including goodwill. In total, $43.6 million of long-lived asset writedowns, $18.3 million of employee severance and termination benefits, and $8.1 million of other restructuring costs were charged against the reserve.

15.
CONTINGENCIES

The Company is involved in a number of proceedings and potential proceedings relating to environmental matters. At September 30, 1999, the Company had an accrued liability of approximately $46 million relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, the Company's future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

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

16.
SEGMENT INFORMATION

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information, " in fiscal 1999. The statement requires companies to report segment information based on the way that a company's management organizes its segments to make operating decisions and assess performance. Based upon the Company's organizational structure and the level at which operating results are regularly reviewed in making resource allocation decisions and in assessing operating performance, the Company has two operating segments, the Automotive Systems Group and the Controls Group, which also constitute its reportable segments, as defined by SFAS No. 131. Prior year information has been restated to conform to the current year presentation.

Business Segments The Automotive Systems Group designs and manufactures products for motorized vehicles. The segment supplies seating, interior systems and batteries for cars, light trucks and vans. The Controls Group installs and services facility control systems and provides broad-based management services for the non-residential buildings market.

The accounting policies applicable to the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Management evaluates the performance of the segments based primarily on operating income. Operating revenues and expenses are allocated to business segments and geographical areas in determining segment operating income. Items excluded from the determination of segment operating income include interest income and expense, equity in earnings of partially-owned affiliates, gains and losses from sales of businesses and long-term assets, foreign currency gains and losses, restructuring charges and other miscellaneous expense. Unallocated assets are corporate cash and cash equivalents, investments in partially-owned affiliates and other non-operating assets.

Financial information relating to the Company's reportable segments was as follows:

	Year ended September 30,

(in millions)	1999	1998	1997

Net Sales
Automotive Systems Group	$12,075.1	$9,263.9	$8,022.1
Controls Group	4,064.3	3,322.9	3,123.3

Total	$16,139.4	$12,586.8	$11,145.4

Operating Income(1)
Automotive Systems Group	$682.4	$529.7	$477.6
Controls Group	172.5	134.3	119.5

Total	$854.9	$664.0	$597.1

Assets (Year-End)
Automotive Systems Group	$6,430.5	$6,232.6	$4,456.2
Controls Group	1,610.2	1,219.0	1,143.4
Unallocated	573.5	490.5	449.0

Total	$8,614.2	$7,942.1	$6,048.6

Depreciation/Amortization
Automotive Systems Group	$386.1	$327.2	$295.6
Controls Group	59.5	57.0	59.3

Total	$445.6	$384.2	$354.9

Capital Expenditures
Automotive Systems Group	$438.0	$414.6	$309.7
Controls Group	76.0	53.7	61.2

Total	$514.0	$468.3	$370.9

(1) Operating income for 1997 excludes a restructuring charge (see Note 14) of $70.0 million, of which $37.0 million was associated with the Automotive Systems Group and $33.0 million with the Controls Group.

The Company has significant sales to the automotive industry. DaimlerChrysler AG accounted for 16%, 13% and 11% of the Company's net sales in 1999, 1998 and 1997, respectively; Ford Motor Company accounted for 13%, 16% and 17% in 1999, 1998 and 1997, respectively; and General Motors Corporation accounted for 13% in 1999, 1998 and 1997. Approximately 68% of 1999 net sales to these customers were domestic sales, 25% were European sales and 7% were attributable to sales in other foreign markets. As of September 30, 1999, the Company had accounts receivable totalling $683 million from these customers.

Geographic Segments Financial information relating to the Company's operations by geographic area was as follows:

	Year ended September 30,

(in millions)	1999	1998	1997

Net Sales
North America	$10,465.4	$8,725.8	$7,874.9
Europe	4,872.3	3,461.0	3,024.7
Other foreign	801.7	400.0	245.8

Total	$16,139.4	$12,586.8	$11,145.4

Long-Lived Assets (Year-End)
North America	$1,282.9	$1,205.0	$1,142.2
Europe	589.1	597.5	347.2
Other foreign	124.0	80.4	43.6

Total	$1,996.0	$1,882.9	$1,533.0

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of net property, plant and equipment.

The Company's net sales in Europe have increased due, in part, to the acquisition of Becker Group in July 1998. Becker Group's European operations, headquartered in Germany, contributed to the increase in sales in fiscal 1999 and long-lived assets in fiscal 1998.

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

[signature appears here]

James H. Keyes
Chairman and Chief Executive Officer

[signature appears here]

John M. Barth
President and Chief Operating Officer

[signature appears here]

Stephen A. Roell
Senior Vice President and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of Johnson Controls, Inc.

In our opinion, the statements appearing on pages 28 through 42 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

[signature appears here]

Milwaukee, Wisconsin
October 18, 1999

Five Year Summary

	Year ended September 30,

(dollars in millions, except per share data)	1999(1)	1998(2)	1997(3)	1996(4,5)	1995(4,5)

OPERATING RESULTS
Net sales	$16,139.4	$12,586.8	$11,145.4	$9,210.0	$7,400.7
Operating income	$854.9	$664.0	$527.1	$478.9	$395.1
Income from continuing operations	$419.6	$337.7	$220.6	$222.7	$168.0
Net income	$419.6	$337.7	$288.5	$234.7	$195.8
Earnings per share from continuing operations
Basic	$4.78	$3.88	$2.52	$2.58	$1.94
Diluted	$4.48	$3.63	$2.37	$2.42	$1.82
Earnings per share
Basic	$4.78	$3.88	$3.34	$2.72	$2.29
Diluted	$4.48	$3.63	$3.12	$2.55	$2.13
Return on average shareholders' equity(6)	18%	17%	16%	16%	13%
Capital expenditures	$514.0	$468.3	$370.9	$322.3	$330.9
Depreciation	$363.2	$311.2	$283.6	$226.6	$191.7
Number of employees	95,000	89,000	72,300	65,800	59,200
FINANCIAL POSITION
Working capital(7)	$(418.1)	$(884.2)	$(443.4)	$225.8	$81.1
Total assets	$8,614.2	$7,942.1	$6,048.6	$4,991.2	$4,147.6
Long-term debt	$1,283.3	$997.5	$806.4	$752.2	$619.3
Total debt	$1,855.1	$2,326.4	$1,462.6	$1,033.5	$814.8
Shareholders' equity	$2,270.0	$1,941.4	$1,687.9	$1,507.8	$1,340.2
Total debt to total capitalization	45%	55%	46%	41%	38%
Book value per share	$26.12	$22.53	$19.80	$17.88	$16.05
COMMON SHARE INFORMATION
Dividends per share	$1.00	$.92	$.86	$.82	$.78
Market prices
High	$76-11/16	$61-7/8	$49-13/16	$38-1/4	$33
Low	$40-1/2	$42-3/16	$35-3/8	$28-7/8	$22-7/8
Weighted average shares (in millions)
Basic	85.1	84.5	83.5	82.6	81.7
Diluted	92.1	91.6	90.7	89.7	88.7
Number of shareholders	64,228	62,828	57,824	44,636	37,971

(1)	Results include a gain on the sale of the Automotive Systems Group's Industrial Battery Division, net of a loss related to the disposal of a small Controls Group operation in the United Kingdom, of $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax).
(2)	Results include a gain on the sale of the Plastics Machinery Division of $59.9 million ($35.0 million or $.41 per basic share and $.38 per diluted share, after-tax).
(3)	Results include a restructuring charge of $70.0 million ($40.3 million or $.48 per basic share and $.44 per diluted share, after-tax).
(4)	Share and per share information has been restated to reflect a two-for-one split of the Company's common stock effective March 7, 1997.
(5)	Historical amounts have been restated to reflect the reclassification of the Plastic Container Division as a discontinued operation.
(6)	Return on average shareholders' equity (ROE) represents income from continuing operations divided by average equity. In calculating ROE, income from continuing operations for 1999 and 1998 exclude the gains on sales of businesses and 1997 excludes the restructuring charge.
(7)	Working capital for 1996 and 1995 excludes net assets of discontinued operations.