Form 10-K405, Exhibit 13
period 2000-09-30
JOHNSON CONTROLS INC
filed 2000-12-22
CIK 53669

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the three-year period ended September 30, 2000. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this annual report.

Comparability of results between the years presented is affected by the divestitures of several non-core businesses that occurred during the three-year period. In 1999, the Company recorded a net gain on the sale of businesses, primarily the Industrial Battery Division. Fiscal 1998 included a similar gain from the sale of the Plastics Machinery Division. Management believes operating results from continuing operations, before the effect of these items, provide the most meaningful indicators of the Company's performance.


RESULTS OF OPERATIONS

Fiscal 2000 Compared to Fiscal 1999

SALES Consolidated net sales rose to a record $17.2 billion for the year ended September 30, 2000, six percent higher than the prior year's $16.1 billion. The effect of currency translation, primarily associated with the euro, reduced the current year's consolidated net sales by three percent, or approximately $480 million.

Automotive Systems Group sales of $12.7 billion for the current fiscal year increased five percent from the prior year's $12.1 billion. Demand in North America for automotive seating and interior systems propelled the segment's growth, with approximately 80 percent of the increase attributable to this market. Seating and interior systems sales growth in both North America and Europe (before the negative effect of currency translation) exceeded the modest vehicle production level increases in each of those markets. Sales of automotive batteries reached a record level, reflecting growth from existing customers as well as the full-year impact of last year's new contract to supply all of Sears, Roebuck & Co.'s branded automotive batteries.

Controls Group sales of $4.4 billion for the year ended September 30, 2000, rose nine percent over the prior year's $4.1 billion. The current year's increase was primarily due to growth in the segment's North American and Asian markets. New and expanded integrated facility management and installed control systems contracts in North America increased sales by over ten percent compared with the prior year. Sales in Asia were approximately 25 percent higher than last year, reflecting the segment's expanded position in the Japanese non-residential buildings market (see discussion that follows in "Fiscal 1999 Compared to Fiscal 1998"). European sales of facility management services and control systems were lower year-over-year, due in part to unfavorable exchange rate changes.

The Company expects Automotive Systems Group sales to increase 10 to 15 percent in the coming year. Growth resulting from the integration of Ikeda Bussan Co. Ltd. (Ikeda), the Japanese automotive seating supplier acquired in September 2000 (see "Acquisitions"), and the launch of new seating and interiors programs are expected to more than offset the effects of a projected slight decline in overall vehicle production levels and continued weakness in the euro. At September 30, 2000, the Automotive Systems Group had an incremental backlog of new orders for its seating and interior systems to be executed within the next fiscal year of approximately $1.2 billion. The automotive backlog is generally subject to a number of risks and uncertainties, such as the actual volume and timing of vehicle production upon which the orders are based.

Fiscal 2001 sales for the Controls Group are also projected to increase 10 to 15 percent. The expected growth is based on continued expansion of integrated facility management activity worldwide and higher installed control systems sales, particularly in North America. At September 30, 2000, the unearned backlog of installed control systems contracts (excluding integrated facility management) to be executed within the next fiscal year was $1.3 billion. The increase from the prior year's $1.1 billion primarily stems from increased orders in the North American new construction and existing buildings markets.




                              Common Stock Price Range                           Dividends
------------------------------------------------------------------------------------------------
                            2000                       1999                   2000        1999
------------------------------------------------------------------------------------------------
First Quarter        $49       - 70 13/16        $40 1/2  - 61               $ .28       $ .25

Second Quarter        46 7/8   - 63 7/16          57 5/16 - 65 9/16            .28         .25

Third Quarter         49 7/8   - 65 1/8           61 7/16 - 76 11/16           .28         .25

Fourth Quarter        45 13/16 - 58 5/8           64 3/4  - 73 7/8             .28         .25
------------------------------------------------------------------------------------------------
Year                 $45 13/16 - 70 13/16        $40 1/2  - 76 11/16         $1.12       $1.00
================================================================================================

                                                          JOHNSON CONTROLS, INC.

The projected sales increases assume an average euro/U.S. dollar exchange rate of $.90 for fiscal 2001; sales may differ from the projected range if the actual exchange rate varies significantly from this rate.

OPERATING INCOME Consolidated operating income for fiscal 2000 increased 13 percent to $965.0 million compared with the prior year's $854.9 million. Both of the Company's business segments recorded double-digit increases in income during the year.

Automotive Systems Group operating income rose to $765.2 million, up 12 percent from the prior year's $682.4 million. The segment's operating margin also increased compared with the prior year, the result of ongoing quality improvement and cost reduction efforts. The segment achieved operating income growth in all of its primary geographic markets, led by increased volume of seating systems, interior systems and batteries and higher gross and operating margins in North America. Operating income in Europe increased for the year, overcoming the negative effect of currency translation, as reduced start-up costs and maturing programs resulted in lower selling, general and administrative expenses as a percentage of sales. In the segment's other global markets, losses in South America were approximately one-third lower than the prior year, with operations benefiting from the region's improving economy, while operating losses in Asia increased as the Company establishes its technological presence there.

Controls Group operating income reached $199.8 million for the current period, rising 16 percent from the prior year's $172.5 million. The growth was attributable to increased operating income and operating margins associated with both facility management and installed control systems contracts. The increases reflect the segment's higher volume and gross margins recorded during the period. Margin enhancement has resulted from the segment's investments in automated tools and training to improve contract execution and efficiency, including project estimation, management and systems installation.

Increased sales and additional efficiencies are expected to result in higher consolidated operating income for fiscal 2001. The Automotive Systems Group's operating income is expected to increase due to new seating and interior systems business worldwide, including the integration of Ikeda, and involvement in successful, maturing vehicle programs. The Company also anticipates reduced operating losses associated with seating operations in South America as the region's economy continues to recover, and higher unit shipments of automotive batteries.

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

                                  [BAR GRAPH]

Operating income for the Controls Group is expected to rise in fiscal 2001, with increases in a broad range of the segment's systems, services and facility management markets, particularly in North America. Projected growth is due to higher volume in these markets and continued quality improvement and cost control initiatives.

OTHER INCOME/EXPENSE Net interest expense (interest expense less interest income) of $111.5 million for the year fell by $24.5 million, or 18 percent, compared with the prior year. The reduced expense reflects the Company's use of its strong operating cash flows and the proceeds from prior year divestitures to reduce debt.

Fiscal 1999's gain on sale of businesses primarily resulted from the sale of the Automotive Systems Group's Industrial Battery Division for approximately $135 million on March 1, 1999. The Industrial Battery Division had sales of approximately $87 million for the fiscal year ended September 30, 1998. The Company also recorded a loss related to the disposal of a small Controls Group operation in the United Kingdom. The net gain on these transactions was $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax).

PROVISION FOR INCOME TAXES The effective income tax rate for 2000 was 39.6 percent compared with 40.5 percent for the prior year. The effective rate for the fiscal year approximated the combined domestic federal and state statutory rate of approximately 39 percent, as nondeductible goodwill amortization associated with acquisitions and higher foreign effective rates were largely offset by the effects of global tax reduction initiatives.

MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES Minority interests in net earnings of subsidiaries were $44.4 million at September 30, 2000, increasing $5.8 million from the prior year. Approximately one-half of the increase was attributable to higher earnings from affiliates in the Japanese non-residential buildings market. The automotive segment also recorded increased earnings from its domestic subsidiaries.

NET INCOME Net income for fiscal 2000 reached $472.4 million, 22 percent higher than the prior year's $387.1 million (before the prior year gain on sale of businesses of $32.5 million, after-tax). The current year's growth in net income resulted from increased operating income, reduced interest expense and a lower effective income tax rate. On a diluted basis, earnings per share for the current fiscal year were $5.09, rising from $4.13 in the prior year (before the prior year gain on sale of businesses of $.35 per diluted share, after-tax). Current year earnings per share rose despite the effect of currency translation, which reduced earnings by $.12 per diluted share.


Fiscal 1999 Compared to Fiscal 1998

SALES Consolidated net sales increased to $16.1 billion for the year ended September 30, 1999, up 28 percent from the prior year's $12.6 billion. Each of the Company's operating segments reported significant sales growth during the year.

Automotive Systems Group sales for fiscal 1999 reached $12.1 billion, a 30 percent increase from prior year sales of $9.3 billion. Sales growth was primarily attributable to higher seating and interior systems volume in North America and Europe. In North America, sales rose at a faster rate than industry vehicle production due to the Company's significant proportion of sales to the faster-growing light truck market and its programs with top-selling vehicles. Sales in Europe were significantly higher than the prior year, the result of new programs and increased production levels. Segment sales for 1999 also included full-year results of Becker Group, the interior systems supplier acquired in July 1998 (see "Acquisitions"), which accounted for approximately one-third of the segment's growth. South American seating sales, which represented less than two percent of total segment sales, declined due to the region's depressed economy. Sales of automotive batteries increased, reflecting a double-digit increase in shipments to customers.

Controls Group sales of $4.1 billion for the year ended September 30, 1999, increased 22 percent from the prior year's $3.3 billion. Higher sales of control systems and services were led by growth in the North American existing buildings market. Integrated facility management sales to the commercial market were higher worldwide, resulting from the addition of significant new accounts and the expansion of existing contracts with major customers. Controls Group results also benefited from the segment's expanded position in the Japanese non-residential buildings market. This includes the fiscal 1999 consolidation of Yokogawa Johnson Controls (YJC) Corporation, a Japanese control systems and services provider that is now majority owned. In addition, the Controls Group acquired a controlling management interest in Tokyo Biso Kogyo (TBK), a leading Japanese facilities management provider. Excluding these entities, Controls Group sales were approximately ten percent higher than fiscal 1998.

OPERATING INCOME Consolidated operating income of $854.9 million for fiscal 1999 represented a 29 percent increase over the prior year's $664.0 million. The Automotive Systems and Controls groups each achieved strong growth during the year.

Automotive Systems Group operating income increased to $682.4 million, 29 percent higher than the prior year's $529.7 million. Segment growth reflected the increased sales volume of seating and interior systems in North America and Europe, higher operating margins in Europe and the addition of Becker Group. Operating losses in South America associated with the segment's seating operations were slightly above the prior year's level. The segment's operating margins were negatively affected by the absence of income associated with the divestiture of the Plastics Machinery and Industrial Battery divisions, in September 1998 and March 1999, respectively.

Controls Group operating income rose by 28 percent for the year to $172.5 million. Higher control systems and services volume and improved productivity contributed to the segment's increase. Productivity gains were associated with continued cost control efforts and improved contract execution. Increased integrated facility management activity in the commercial market also contributed to the increase, reflecting the sales growth noted previously and higher margins on certain contracts. Segment operating income also benefited from the fiscal 1999 consolidation of YJC and TBK.

OTHER INCOME/EXPENSE Net interest expense for the year was $136.0 million, $17.3 million higher than the prior year. The increased debt levels resulting from financing the July 1998 Becker Group acquisition were partially offset by the cash flows from the year's business divestitures, primarily the sale of the Automotive Systems Group's Industrial Battery Division, as previously described.

                                                          JOHNSON CONTROLS, INC.

Fiscal 1998's $59.9 million pre-tax gain on sale of business related to the Company's sale of its Plastics Machinery Division for approximately $190 million on September 30, 1998. Annual sales of the Plastics Machinery Division were approximately $190 million. The Company used the after-tax proceeds from the sale to reduce debt.

The Company recorded miscellaneous expense (net) of $3.6 million during fiscal 1999, compared with miscellaneous income (net) of $11.6 million in 1998. The year-over-year change was due primarily to reduced equity income, attributable, in part, to start-up expenses associated with a new automotive joint venture and the consolidation of YJC.

PROVISION FOR INCOME TAXES The effective income tax rate for 1999 was 40.5 percent compared with 41.5 percent for the prior year. The effective rate declined due to improved performance by certain of the Company's European operations and the related use of tax loss carryforwards, partially offset by losses from operations in several foreign markets. The effective rate for the fiscal year was higher than the combined domestic federal and state statutory rate of approximately 39 percent due mostly to nondeductible goodwill amortization associated with recent acquisitions and higher foreign effective rates.

MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES Minority interests in net earnings of subsidiaries for 1999 totaled $38.6 million compared with $23.1 million recorded in the prior year. The increase reflected the fiscal 1999 consolidation of several affiliates that had previously been accounted for by the equity method, including YJC; the addition of TBK; and higher earnings from the Company's Automotive Systems Group joint ventures.

NET INCOME The Company's net income for fiscal 1999 increased to $419.6 million, or $4.48 per diluted share, compared with the prior year's $337.7 million, or $3.63 per diluted share. Net income before the current year gain on sale of businesses ($32.5 million, after-tax) reached $387.1 million, a 28 percent increase over the prior year's $302.7 million (before $35.0 million gain on sale of business, after-tax). Fiscal 1999's growth was attributable to increased operating income, partially offset by higher interest expense and the deduction for minority interests. On a diluted basis, earnings per share for fiscal 1999 (before the gain on sale of businesses of $.35 per diluted share, after-tax) rose to $4.13, up from the prior year's $3.25 (before the gain on sale of business of $.38 per diluted share, after-tax).

                                  [BAR GRAPH]

ACQUISITIONS

Effective September 1, 2000, the Company completed the acquisition of a controlling interest in Ikeda, a Japanese supplier of automotive seating. Ikeda is the primary supplier of seating to Nissan and had consolidated net sales in 1999 of approximately $1.2 billion. The closing followed the expiration of a tender offer for Ikeda's shares, with the Company paying approximately $70 million (net of cash acquired), plus the assumption of $115 million of debt, for approximately 90 percent of the outstanding shares. The acquisition was accounted for as a purchase in the Statement of Financial Position at September 30, 2000. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $160 million at the date of acquisition, was recorded as goodwill. The operating results of Ikeda for September 2000, which were not material, have not been included in the Consolidated Statement of Income. The acquisition has been financed with yen-denominated long-term debt (see "Capitalization").

In July 1998, the Company acquired Becker Group, a major supplier of automotive interior systems, for approximately $548 million, plus the assumption of approximately $372 million of debt. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $500 million at the date of acquisition, was recorded as goodwill. At the date of acquisition, the Company identified three businesses of Becker Group that were outside of its core operations and, as such, were classified as net assets held for sale. The Company completed the sale of these businesses for approximately $212 million during fiscal 1999 and used the after-tax proceeds to reduce debt. The operating results of these businesses, which were not material for the period, were excluded from consolidated operating results and no gain or loss was recorded upon their sale.

As part of the Becker Group acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and domestic manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and other termination costs and plant closure costs. Through September 30, 2000, approximately $25 million of employee severance and other termination costs associated with the consolidation of European and domestic operations were incurred. In addition, $9 million of reserves were reversed during fiscal 1999, with corresponding reductions of goodwill and prepaid taxes. Accordingly, the reserve balance at September 30, 2000, totaled approximately $14 million. The majority of the restructuring activities are expected to be completed by the end of fiscal 2001.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

Capital expenditures for property, plant and equipment of $546.7 million for the year ended September 30, 2000, increased from capital spending of $514.0 million and $468.3 million in 1999 and 1998, respectively. Automotive Systems Group projects accounted for the majority of total capital expenditures in all three years. Most of the segment's spending in 2000 was for new and expanded automotive seating and interior systems facilities and product lines worldwide, cost reduction projects, as well as battery manufacturing automation projects. Controls Group spending was primarily for projects relating to information technology. Capital spending of approximately $575 to $600 million is projected for fiscal 2001, with the majority expected to be associated with automotive segment expansion. Controls Group expenditures are expected to be focused on information and building systems technology.

Investments in partially-owned affiliates of $254.7 million at fiscal year-end were $39.6 million higher compared with the prior year total. The increase primarily reflects equity income earned by Automotive System Group joint ventures.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL AND CASH FLOW The Company's working capital was a negative $232.8 million at September 30, 2000, compared with a negative $418.1 million one year ago. The increase in working capital compared with the prior year period primarily reflects lower accrued income taxes and higher receivables related to automotive tooling programs, partially offset by higher accounts payable.

The Company's operating activities provided cash of $745.9 million during fiscal 2000, compared with $1.0 billion in the prior year period. Working capital changes, primarily changes in accounts payable and accrued income taxes, accounted for the majority of the difference in cash provided between periods.

As previously noted, the Company used the after-tax proceeds from the fiscal 1998 and 1999 sales of several non-core businesses to reduce debt. Additionally, in May 2000, the Company received $75 million, representing the deferred portion of the proceeds from the fiscal 1997 sale of its Plastic Container Division, again using the proceeds to reduce debt.

The Company completed several key business acquisitions during the three-year period ended September 30, 2000, that, net of cash acquired, affected cash flow. In addition to the investments in Ikeda, YJC, TBK and Becker Group, both business segments also completed a number of relatively small, strategic acquisitions during this period.

                                  [BAR GRAPH]

CAPITALIZATION The Company's total capitalization of $4.4 billion at September 30, 2000, was comprised of short-term debt of $.5 billion, long-term debt (including the current portion) of $1.3 billion and shareholders' equity of $2.6 billion. Capitalization at September 30, 1999, was $4.1 billion. Strong operating cash flows enabled the Company to reduce debt as a percentage of total capitalization to 41 percent at September 30, 2000, compared with the 45 percent level one year ago.

In October 2000, the Company borrowed approximately 10 billion yen from three banks to refinance on a long-term basis its short-term commercial paper borrowings associated with the Ikeda acquisition. The yen-denominated loans, equivalent to approximately $93 million at the respective loan inception dates, mature in five years. One loan, with a principal balance of 6.5 billion yen, has a fixed interest rate of 1.7 percent. Interest on the other two loans is based on the variable yen-LIBOR rate. At the Company's option, the variable rate loans may be converted to fixed rates of interest at any interest payment date. At September 30, 2000, $93 million of short-term debt was classified as long-term debt to reflect this long-term refinancing.

In January 1999, the Company borrowed a total of approximately 258 million euro from five banks to finance the Becker Group acquisition. The euro-denominated loans, each with approximately equal principal balances and equivalent to approximately $226 million at September 30, 2000, generally mature in five years. Two of the loans have fixed rates of interest averaging 3.8 percent. Interest on the other three loans is based on the variable Euribor rate. At the Company's option, the loans may be converted to fixed rates of interest at any interest payment date.

                                                          JOHNSON CONTROLS, INC.

In June 2000, the Company renewed its existing one-year $300 million revolving credit facility for an additional year. Also in June 2000, the Company reduced its five-year $600 million revolving credit facility to $400 million. The five-year facility matures May 2002.

The Company has approximately $1.2 billion available under its shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt and equity instruments may be issued.

High credit ratings from Moody's (A2), Fitch (A), and Standard & Poor's (A-) have been maintained on the Company's long-term debt.

Management believes its capital resources and liquidity position are sufficient to meet projected needs. Requirements for working capital, capital expenditures, dividends and debt maturities in fiscal 2001 are expected to be funded from operations, supplemented by short-term borrowings, if required.

                                  [BAR GRAPH]

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

FOREIGN EXCHANGE The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. In order to maintain strict control and achieve the benefits of the Company's global diversification, foreign exchange exposures for each currency are netted internally so that only its net foreign exchange exposures are, as appropriate, hedged with financial instruments. The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses resulting from hedging instruments offset the gains or losses on the underlying assets, liabilities and investments being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items.

The Company has entered into foreign-denominated debt obligations and a cross-currency interest rate swap to hedge portions of its net investments in Germany and Japan. The currency effects of the debt obligations and swap are reflected in the accumulated other comprehensive income (loss) account within shareholders' equity where they offset gains and losses on the net investments in Germany and Japan.

SENSITIVITY ANALYSIS The following table indicates the U.S. dollar equivalents of the non-functional currency denominated debt, net foreign exchange contracts and the cross-currency interest rate swap outstanding by currency and the corresponding impact on the value of these instruments assuming both a ten percent appreciation and depreciation of the respective currencies. The resulting functional currency gains and losses are translated at the U.S. dollar spot rate on September 30, 2000.

As noted previously, the Company's policy prohibits the trading of financial instruments for profit. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on underlying payables, receivables and net investments in foreign subsidiaries.

September 30, 2000
--------------------------------------------------------------------------------------
                                                 Foreign Exchange Gain/(Loss) from:
                                              ----------------------------------------
                               Net Amount      10% Appreciation     10% Depreciation
                              of Instruments   of the Functional    of the Functional
Currency                       Long/(Short)       Currency              Currency
--------------------------------------------------------------------------------------
(dollars in millions)
euro                             $(306)             $31                  $(31)
Japanese yen                      (231)              23                   (23)
Canadian dollar                    (38)               4                    (4)
Mexican peso                        30               (3)                    3
British pound                       20               (2)                    2
Czech Republican koruna             19               (2)                    2
Other                              (10)               1                    (1)
--------------------------------------------------------------------------------------
TOTAL                            $(516)             $52                  $(52)
======================================================================================

INTEREST RATES The Company, as needed, uses interest rate swaps to modify the Company's exposure to interest rate movements. In addition, the Company has one cross-currency interest rate swap designated as a hedge of its related foreign net investment exposure. Net interest payments or receipts from interest rate swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. The Company's earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to short-term money market rates. A ten percent increase or decrease in the average cost of the Company's variable rate debt would result in a change in pre-tax interest expense of approximately $4 million.

COMMODITIES The Company's exposure to commodity price changes relates to certain manufacturing operations that utilize raw commodities. The Company manages its exposure to changes in those prices primarily through the terms of its supply and procurement contracts. This exposure is not material to the Company.

FUTURE ACCOUNTING CHANGES

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires all derivative instruments to be recorded in the statement of financial position at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. The statement, as amended by SFAS No. 137 and No. 138, will be effective October 1, 2000 for the Company. The initial adoption of this statement is not expected to have a material effect on the Company's net earnings or statement of financial position.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company's U.S. operations are governed by federal environmental laws, principally the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, and the Clean Water Act, as well as state counterparts ("Environmental Laws"), and by federal and state laws addressing worker safety and health ("Worker Safety Laws"). These laws govern ongoing operations and the remediation of sites associated with current and past operations. Under certain circumstances these laws provide for civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance.

The Company has expended substantial resources, both financial and managerial, to comply with applicable Environmental Laws and Worker Safety Laws and for measures designed to protect the environment and maximize worker protection and safety.

The Company believes it is in substantial compliance with such laws, and maintains procedures designed to foster and ensure compliance. However, the Company has been, and in the future may become, the subject of formal or informal enforcement actions or proceedings. Such matters typically are resolved by negotiation with regulatory authorities resulting in commitments to compliance or abatement programs and payment of penalties. Historically, neither such commitments nor penalties imposed on the Company have been material.

Environmental Laws require that certain parties fund remedial actions regardless of fault. The Company is currently participating in environmental assessment and remediation at a number of sites under these laws, and it is likely that in the future the Company will be involved in additional environmental assessments and remediations.

Future remediation expenses at these sites are subject to a number of uncertainties, including the method and extent of remediation, the amount and type of material attributable to the Company, the financial viability of site owners and the other parties, and the availability of insurance coverage. A charge to earnings is recorded when it is probable that a liability has been incurred and the cost can be reasonably estimated.

Environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 2000 related solely to environmental compliance were not material. Environmental remediation, compliance and management expenses incurred by the Company were approximately $11 million and $18 million in 2000 and 1999, respectively. An accrued liability of approximately $41 million and $46 million relating to environmental matters was maintained at September 30, 2000 and 1999, respectively. The Company's environmental liabilities do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental assessment and remediation matters can be determined at this time, the

                                                          JOHNSON CONTROLS, INC.

Company does not expect that these matters will have a material adverse effect on its financial position, results of operations or cash flows.

If future Environmental and Worker Safety Laws contain more stringent requirements than currently anticipated, expenditures could have a more significant effect on the Company's financial position, results of operations or cash flows. In general, the Company's competitors face the same laws, and, accordingly, the Company should not be placed at a competitive disadvantage.

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

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

The Company has made forward-looking statements in this document that are subject to risks and uncertainties. Forward- looking statements include information concerning possible or assumed future risks in the "Risk Management" section of this document and those preceded by, following or that include the words "believes," "expects," "anticipates," "projects" or similar expressions. For those statements, the Company cautions that the numerous important factors discussed elsewhere in this document and in the Company's Form 8-K filing (dated October 26, 2000), could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.



QUARTERLY FINANCIAL DATA


                                                        First             Second           Third           Fourth            Full
Year ended September 30,                                Quarter         Quarter (1)       Quarter          Quarter          Year(1)
------------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data; unaudited)
2000
Net sales                                              $4,318.3         $4,358.3         $4,389.3         $4,088.7        $17,154.6
Gross profit                                              625.1            612.0            676.2            681.2          2,594.5
Net income                                                 99.0             88.8            133.4            151.2            472.4
Earnings per share
       Basic                                               1.13             1.01             1.53             1.73             5.40
       Diluted                                             1.06              .95             1.45             1.63             5.09
------------------------------------------------------------------------------------------------------------------------------------
1999
Net sales                                              $3,873.1         $3,880.3         $4,191.0         $4,195.0        $16,139.4
Gross profit                                              528.5            527.9            616.1            651.4          2,323.9
Net income                                                 79.7             98.3            111.1            130.5            419.6
Earnings per share
       Basic                                                .91             1.13             1.27             1.47             4.78
       Diluted                                              .86             1.05             1.19             1.38             4.48
====================================================================================================================================

(1) Second quarter and full year earnings for 1999 include a gain on the sale of the Automotive Systems Group's Industrial Battery Division, net of a loss related to the disposal of a small Controls Group operation in the United Kingdom, of $.35 per diluted share. Excluding the gain would result in earnings per diluted share of $.70 for the second quarter and $4.13 for the year.

CONSOLIDATED STATEMENT OF INCOME

                                                          JOHNSON CONTROLS, INC.


                                                                                         Year ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data)                                         2000                  1999                     1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $17,154.6             $16,139.4               $12,586.8

Cost of sales                                                               14,560.1              13,815.5                10,776.2
------------------------------------------------------------------------------------------------------------------------------------
      Gross profit                                                           2,594.5               2,323.9                 1,810.6

Selling, general and administrative expenses                                 1,629.5               1,469.0                 1,146.6
------------------------------------------------------------------------------------------------------------------------------------
      Operating income                                                         965.0                 854.9                   664.0
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                                                 16.1                  17.3                    14.8

Interest expense                                                              (127.6)               (153.3)                 (133.5)

Gain on sale of businesses                                                        -                   54.6                    59.9

Miscellaneous - net                                                              2.2                  (3.6)                   11.6
------------------------------------------------------------------------------------------------------------------------------------
      Other income (expense)                                                  (109.3)                (85.0)                  (47.2)
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests                              855.7                 769.9                   616.8

Provision for income taxes                                                     338.9                 311.7                   256.0

Minority interests in net earnings of subsidiaries                              44.4                  38.6                    23.1
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $   472.4             $   419.6               $   337.7
====================================================================================================================================
Earnings available for common shareholders                                 $   462.6             $   406.6               $   328.2
====================================================================================================================================
Earnings per share

      Basic                                                                $    5.40             $    4.78               $    3.88

      Diluted                                                              $    5.09             $    4.48               $    3.63
====================================================================================================================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                          JOHNSON CONTROLS, INC.




                                                                                                        September 30,
----------------------------------------------------------------------------------------------------------------------------
 (in millions, except par value and share data)                                                    2000               1999
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                        $  275.6          $  276.2

Accounts receivable, less allowance for doubtful accounts of $31.9 and $26.9, respectively        2,355.3           2,147.5

Costs and earnings in excess of billings on uncompleted contracts                                   222.4             208.7

Inventories                                                                                         569.5             524.6

Other current assets                                                                                854.4             691.5
----------------------------------------------------------------------------------------------------------------------------
      Current assets                                                                              4,277.2           3,848.5
----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment - net                                                               2,305.0           1,996.0

Goodwill, less accumulated amortization of $329.5 and $280.0, respectively                        2,133.3           2,096.9

Investments in partially-owned affiliates                                                           254.7             215.1

Other noncurrent assets                                                                             457.8             457.7
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                     $9,428.0          $8,614.2
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt                                                                                  $  471.4          $  477.0

Current portion of long-term debt                                                                    36.1              94.8

Accounts payable                                                                                  2,308.8           1,998.5

Accrued compensation and benefits                                                                   452.4             446.9

Accrued income taxes                                                                                140.0             231.2

Billings in excess of costs and earnings on uncompleted contracts                                   167.8             159.2

Other current liabilities                                                                           933.5             859.0
----------------------------------------------------------------------------------------------------------------------------
      Current liabilities                                                                         4,510.0           4,266.6
----------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                    1,315.3           1,283.3

Postretirement health and other benefits                                                            168.1             166.4

Other noncurrent liabilities                                                                        858.5             627.9
----------------------------------------------------------------------------------------------------------------------------
      Long-term liabilities                                                                       2,341.9           2,077.6
----------------------------------------------------------------------------------------------------------------------------
Preferred stock, $1.00 par value
      shares authorized: 2,000,000
      shares issued and outstanding: 2000 - 251.898; 1999 - 263.057                                 129.0             134.7

Common stock, $.16 2/3 par value
      shares authorized: 300,000,000
      shares issued: 2000 - 88,046,019; 1999 - 87,788,051                                            14.7              14.6

Capital in excess of par value                                                                      593.1             576.1

Retained earnings                                                                                 2,159.5           1,793.1

Treasury stock, at cost (2000 - 2,056,976 shares; 1999 - 2,393,446 shares)                          (33.2)            (38.5)

Employee stock ownership plan - unearned compensation                                               (80.0)            (94.8)

Accumulated other comprehensive loss                                                               (207.0)           (115.2)
----------------------------------------------------------------------------------------------------------------------------
      Shareholders' equity                                                                        2,576.1           2,270.0
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                       $9,428.0          $8,614.2
============================================================================================================================


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                          JOHNSON CONTROLS, INC.


                                                                                                 Year ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
 (in millions)                                                                            2000             1999              1998
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net income                                                                              $  472.4         $  419.6          $  337.7

Adjustments to reconcile net income to cash provided by operating activities

      Depreciation                                                                         385.3            363.2             311.2

      Amortization of intangibles                                                           76.5             82.4              73.0

      Equity in earnings of partially-owned affiliates, net of dividends received          (12.8)            23.9              (4.4)

      Deferred income taxes                                                                 56.3           (110.7)            (41.3)

      Gain on sale of businesses                                                               -            (54.6)            (59.9)

      Other                                                                                (11.7)            21.0              (1.8)

      Changes in working capital, excluding acquisition and divestiture of businesses

            Receivables                                                                   (199.9)          (216.1)           (229.8)

            Inventories                                                                    (39.3)           (93.4)            (34.8)

            Other current assets                                                           (69.3)           (13.7)            (77.2)

            Accounts payable and accrued liabilities                                       173.9            436.8             247.2

            Accrued income taxes                                                           (98.7)           121.3              33.0

            Billings in excess of costs and earnings on uncompleted contracts               13.2             32.2              20.2
------------------------------------------------------------------------------------------------------------------------------------
                  Cash provided by operating activities                                    745.9          1,011.9             573.1
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Capital expenditures                                                                      (546.7)          (514.0)           (468.3)

Sale of property, plant and equipment - net                                                 42.5             74.7              26.2

Acquisition of businesses, net of cash acquired                                            (80.9)          (161.1)           (546.0)

Divestiture of businesses                                                                   75.0            344.8             212.0

Additions of long-term investments                                                         (40.0)           (23.7)            (41.4)
------------------------------------------------------------------------------------------------------------------------------------
                  Cash used by investing activities                                       (550.1)          (279.3)           (817.5)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

(Decrease) increase in short-term debt - net                                               (39.6)          (807.9)            271.0

Issuance of long-term debt                                                                 125.9            351.4             188.3

Repayment of long-term debt                                                               (168.0)           (42.2)           (102.8)

Payment of cash dividends                                                                 (106.2)           (95.8)            (88.8)

Other                                                                                        7.6              7.0               4.7
------------------------------------------------------------------------------------------------------------------------------------
                  Cash (used) provided by financing activities                            (180.3)          (587.5)            272.4
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               (16.1)            (2.9)             (5.8)
------------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                        $   (0.6)        $  142.2          $   22.2
====================================================================================================================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                          JOHNSON CONTROLS, INC.



                                                          Employee Stock                                               Accumulated
                                                          Ownership Plan -          Capital in              Treasury      Other
                                                Preferred    Unearned      Common   Excess of    Retained    Stock,   Comprehensive
(in millions)                           Total     Stock     Compensation    Stock   Par Value    Earnings    at Cost   Income (Loss)
------------------------------------------------------------------------------------------------------------------------------------

AT SEPTEMBER 30, 1997                 $1,687.9    $143.4      $(119.4)      $14.4     $552.6    $1,217.9     $(41.8)     $ (79.2)

Comprehensive income:

    Net income                           337.7         -            -           -          -       337.7          -            -

    Foreign currency translation
     adjustments                         (19.7)        -            -           -          -           -          -        (19.7)
                                        -------
    Comprehensive income                 318.0

Reduction of guaranteed ESOP debt         11.6         -         11.6           -          -           -          -            -

Cash dividends
    Series D preferred ($3.97 per
    one ten-thousandth of a share),
    net of $1.5 million tax benefit       (9.5)        -            -           -          -        (9.5)         -            -

    Common ($.92 per share)              (77.8)        -            -           -          -       (77.8)         -            -

Other, including options exercised        11.2      (3.3)           -         0.1       17.3        (5.0)       2.1            -
====================================================================================================================================

AT SEPTEMBER 30, 1998                  1,941.4     140.1       (107.8)       14.5      569.9     1,463.3      (39.7)       (98.9)

Comprehensive income:

    Net income                           419.6         -            -           -          -       419.6          -            -

    Foreign currency translation
     adjustments                         (12.9)        -            -           -          -           -          -        (12.9)

    Minimum pension liability
     adjustment                           (3.4)        -            -           -          -           -          -         (3.4)
                                        -------
       Other comprehensive loss          (16.3)
                                        -------
    Comprehensive income                 403.3

Reduction of guaranteed ESOP debt         13.0         -         13.0           -          -           -          -            -

Cash dividends
    Series D preferred ($3.97 per
    one ten-thousandth of a share),
    net of $1.0 million tax benefit       (9.6)        -            -           -          -        (9.6)         -            -

    Common ($1.00 per share)             (85.2)        -            -           -          -       (85.2)         -            -

Other, including options exercised         7.1      (5.4)           -         0.1        6.2         5.0        1.2            -
====================================================================================================================================

AT SEPTEMBER 30, 1999                  2,270.0     134.7        (94.8)       14.6      576.1     1,793.1      (38.5)      (115.2)

Comprehensive income:

    Net income                           472.4         -            -           -          -       472.4          -            -

    Foreign currency translation
     adjustments                         (89.8)        -            -           -          -           -          -        (89.8)

    Minimum pension liability
     adjustment                           (2.0)        -            -           -          -           -          -         (2.0)
                                        -------
       Other comprehensive loss          (91.8)
                                        -------
    Comprehensive income                 380.6

Reduction of guaranteed ESOP debt         14.8         -         14.8           -          -           -          -            -

Cash dividends
    Series D preferred ($3.97 per
    one ten-thousandth of a share),
    net of $0.4 million tax benefit       (9.8)        -            -           -          -        (9.8)         -            -

    Common ($1.12 per share)             (96.0)        -            -           -          -       (96.0)         -            -

Other, including options exercised        16.5      (5.7)           -         0.1       17.0        (0.2)       5.3            -
====================================================================================================================================

AT SEPTEMBER 30, 2000                 $2,576.1    $129.0      $ (80.0)      $14.7     $593.1    $2,159.5     $(33.2)     $(207.0)
====================================================================================================================================

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Johnson Controls, Inc. and its majority-owned domestic and foreign subsidiaries. All significant inter-company transactions have been eliminated. Investments in partially-owned affiliates are accounted for by the equity method when the Company's interest exceeds 20 percent. Gains and losses from the translation of most foreign currency financial statements are recorded in the accumulated other comprehensive income (loss) account within shareholders' equity. Certain prior year amounts have been reclassified to conform to the current year's presentation.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

INVENTORIES Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for most inventories at domestic locations. Cost of other inventories is determined on the first-in, first-out (FIFO) method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

PRE-PRODUCTION COSTS RELATED TO LONG-TERM SUPPLY ARRANGEMENTS Effective January 1, 2000, the Company adopted on a prospective basis the guidance provided in Emerging Issues Task Force (EITF) Issue 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements." EITF Issue 99-5 addresses whether design and development costs related to long-term supply arrangements should be expensed or capitalized. Consistent with past practice, the Company's policy for engineering, research and development, and other design and development costs related to products that will be sold under long-term supply arrangements requires such costs to be expensed as incurred. Costs for molds, dies, and other tools used to make products that will be sold under long-term supply arrangements are capitalized if the Company has title to the assets or has the non-cancelable right to use the assets during the term of the supply arrangement. Capitalized items, if specifically designed for a supply arrangement, are amortized over the term of the arrangement; otherwise, amounts are amortized over the estimated useful lives of the assets. The carrying values of assets capitalized in accordance with the foregoing policy are periodically reviewed for evidence of impairment. As of September 30, 2000, approximately $65 million of costs for molds, dies and other tools were capitalized, of which the Company had title to approximately $37 million of these assets. The balance of capitalized costs were incurred prior to the effective date of EITF Issue 99-5 and will be amortized over the applicable useful lives. In addition, at September 30, 2000, the Company has recorded as a current asset approximately $280 million of costs for molds, dies and other tools for which customer reimbursement is assured.

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

                                                          JOHNSON CONTROLS, INC.

investment position after demonstrating that the hedging instrument is effective in offsetting changes in underlying foreign exchange exposure. The Company ensures the effectiveness of all hedges by not engaging in proxy hedging.

The Company, as needed, uses interest rate swap agreements to modify its exposure to interest rate movements and reduce borrowing costs. In addition, the Company, as needed, uses cross-currency interest rate swaps to hedge a portion of its net investments in foreign subsidiaries (see Note 8). Related foreign exchange gains and losses on the notional principal value of the cross-currency swap are deferred in accumulated other comprehensive income (loss). Net interest payments or receipts from interest rate swaps and the interest component of cross-currency interest rate swaps are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. In evaluating the appropriate accounting for an interest rate swap, the terms of the swap are compared to the related asset or liability to which the swap is designated.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires all derivative instruments to be recorded in the statement of financial position at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. The statement, as amended by SFAS No. 137 and No. 138, will be effective October 1, 2000 for the Company. The initial adoption of this statement is not expected to have a material effect on the Company's net earnings or statement of financial position.

REVENUE RECOGNITION The Company recognizes revenue from long-term systems installation contracts of the Controls Group over the contractual period under the percentage-of-completion method of accounting (see "Long-Term Contracts"). In all other cases, the Company recognizes revenue at the time products are shipped or as services are performed.

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

COMPREHENSIVE INCOME Comprehensive income is defined as the sum of net income and all other non-owner changes in equity. The components of accumulated other comprehensive loss were as follows:


                                                         September 30,
----------------------------------------------------------------------------
 (in millions)                                         2000          1999
----------------------------------------------------------------------------
Foreign currency translation adjustments,
  net of tax                                          $(201.6)     $(111.8)
Minimum pension liability adjustments,
  net of tax                                             (5.4)        (3.4)
----------------------------------------------------------------------------
Accumulated other comprehensive loss                  $(207.0)     $(115.2)
============================================================================

1  Acquisitions

Effective September 1, 2000, the Company completed the acquisition of a controlling interest in Ikeda Bussan Co., Ltd. (Ikeda), a Japanese supplier of automotive seating. Ikeda is the primary supplier of seating to Nissan and had consolidated net sales in 1999 of approximately $1.2 billion. The closing followed the expiration of a tender offer for Ikeda's shares, with the Company paying approximately $70 million (net of cash acquired), plus the assumption of $115 million of debt, for approximately 90 percent of the outstanding shares. The acquisition was accounted for as a purchase in the Statement of Financial Position at September 30, 2000. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $160 million at the date of acquisition, was recorded as goodwill. The operating results of Ikeda for September 2000, which were not material, have not been included in the Consolidated Statement of Income. The acquisition was financed with yen-denominated long-term debt.

Effective July 1, 1998, the Company acquired Becker Group, a major supplier of automotive interior systems, for approximately $548 million, plus the assumption of approximately $372 million of debt. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $500 million at the date of acquisition, was recorded as goodwill. Becker Group's results have been included in the Company's consolidated financial statements from the date of acquisition. The Company identified three businesses at the date of acquisition of Becker Group that were outside of its core operations and, as such, were classified as net assets held for sale. These businesses were sold for approximately $212 million during fiscal 1999 and the after-tax proceeds were used to reduce debt. The operating results of these businesses, which were not material for the period, were excluded from consolidated operating results and no gain or loss was recorded upon their sale.

As part of the Becker Group acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and domestic manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and other termination costs and plant closure costs. Through September 30, 2000, approximately $25 million of employee severance and other termination costs associated with the consolidation of European and domestic operations were incurred. In addition, $9 million of reserves were reversed during fiscal 1999, with corresponding reductions of goodwill and prepaid taxes. Accordingly, the reserve balance at September 30, 2000 totaled approximately $14 million. The majority of the restructuring activities are expected to be completed by the end of fiscal 2001.

2  Divestitures

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

3  Inventories


                                                          September 30,
--------------------------------------------------------------------------
 (in millions)                                         2000         1999
--------------------------------------------------------------------------
Raw materials and supplies                             $323.9      $312.1
Work-in-process                                          98.8        71.7
Finished goods                                          177.4       174.5
--------------------------------------------------------------------------
FIFO inventories                                        600.1       558.3
LIFO reserve                                            (30.6)      (33.7)
--------------------------------------------------------------------------
LIFO inventories                                       $569.5      $524.6
==========================================================================

Inventories valued by the LIFO method of accounting were approximately 50 percent and 46 percent of total inventories at September 30, 2000 and 1999, respectively.

4  Property, Plant and Equipment


                                                          September 30,
--------------------------------------------------------------------------
 (in millions)                                         2000         1999
--------------------------------------------------------------------------
Buildings and improvements                          $1,144.2     $1,007.0
Machinery and equipment                              2,904.7      2,607.5
Construction in progress                               301.2        304.2
--------------------------------------------------------------------------
                                                     4,350.1      3,918.7
Land                                                   223.7        114.3
--------------------------------------------------------------------------
                                                     4,573.8      4,033.0
Less accumulated depreciation                       (2,268.8)    (2,037.0)
--------------------------------------------------------------------------
Property, plant and equipment - net                 $2,305.0     $1,996.0
==========================================================================

Interest costs capitalized during 2000, 1999 and 1998 were $10.0 million, $7.2 million and $11.1 million, respectively.

                                                          JOHNSON CONTROLS, INC.

5  Leases

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $58 million and $74 million at September 30, 2000 and 1999, respectively.

Other facilities and equipment are leased under arrangements that are accounted for as operating leases. Total rental expense was $167 million in 2000, $141 million in 1999 and $115 million in 1998.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 2000 were as follows:


                                                Capital     Operating
(in millions)                                    Leases      Leases
----------------------------------------------------------------------
2001                                              $12.5      $ 87.8
2002                                               13.6        66.5
2003                                               12.6        49.8
2004                                               13.8        40.0
2005                                                8.3        34.4
After 2005                                         29.4        94.8
----------------------------------------------------------------------
Total minimum lease payments                       90.2      $373.3
======================================================================
Interest                                           21.4
-------------------------------------------------------
Present value of net minimum lease payments       $68.8
=======================================================



6  Short-term Debt and Credit Agreements


                                                     September 30,
----------------------------------------------------------------------
 (in millions)                                     2000         1999
----------------------------------------------------------------------
Commercial paper                                 $375.0     $  423.0
Bank borrowings                                    96.4         54.0
----------------------------------------------------------------------
Short-term debt                                  $471.4     $  477.0
Weighted average short-term debt outstanding     $787.3     $1,210.0
Weighted average interest rate on
  short-term debt outstanding                      5.18%        5.98%
======================================================================

At September 30, 2000, the Company had unsecured lines of credit available from banks totaling $1,275 million. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit available for support of outstanding commercial paper averaged $850 million during the year and were $700 million at September 30, 2000. Total interest paid on both long-term and short-term debt was $137 million, $154 million and $146 million in 2000, 1999 and 1998, respectively. The Company also uses financial instruments (see Note 8) to manage its interest rate exposure that affect the weighted average interest rate of its debt and interest expense.


7  Long-term Debt


                                                     September 30,
----------------------------------------------------------------------
 (in millions)                                     2000         1999
----------------------------------------------------------------------
Unsecured notes
    6.06% due in 2002                            $ 17.2       $ 22.9
    6.3% due in 2008                              175.0        175.0
    7.7% due in 2015                              124.8        124.8
    7.125% due in 2017                            149.1        149.1
    8.2% due in 2024                              125.0        125.0
    6.95% due in 2045                             125.0        125.0

Industrial revenue bonds due through 2006,
    net of unamortized discount of $1.3 million
    in 2000 and $1.6 million in 1999               43.2         43.4

Medium-term notes due in 2000 at
    an average interest rate of 7.6%                  -         50.0

Guaranteed ESOP debt due in increasing annual
    installments through 2004 at an average
    interest rate of 7.86% (tied in part to LIBOR) 80.0         94.8
Capital lease obligations                          68.8         82.0
Foreign-denominated debt:
    euro                                          225.5        271.5
    yen                                           201.2         28.6
Other                                              16.6         86.0
----------------------------------------------------------------------
Gross long-term debt                            1,351.4      1,378.1
Less current portion                               36.1         94.8
----------------------------------------------------------------------
Net long-term debt                             $1,315.3     $1,283.3
======================================================================

In October 2000, the Company borrowed 10 billion yen from three banks to refinance on a long-term basis its commercial paper associated with the Ikeda acquisition. The yen-denominated loans, equivalent to approximately $93 million at the respective loan inception dates, mature in five years. One loan, with a principal balance of 6.5 billion yen, has a fixed interest rate of 1.7 percent. Interest on the other two loans is based on the variable yen-LIBOR rate. At the Company's option, the variable rate loans may be converted to fixed rates of interest at any interest payment date. At September 30, 2000, $93 million of short-term debt was classified as long-term debt to reflect the long-term refinancing.

Including the Ikeda financing, the Company had yen-denominated long-term debt totaling approximately $201 million at September 30, 2000. Fixed rate debt was equivalent to approximately $168 million with a weighted average interest rate of 1.86 percent at September 30, 2000. Variable rate debt was equivalent to approximately $33 million with a weighted average interest rate of 0.77 percent at September 30, 2000.

During the second quarter of fiscal 1999, the Company borrowed a total of 258 million euro from five banks to refinance on a long-term basis a portion of its commercial paper associated with the Becker Group acquisition. The five euro-denominated loans, each with approximately equal principal balances, generally mature in five years. At September 30, 2000, two of the loans had fixed rates of interest at 3.70 percent and 3.84 percent, respectively. Interest for the other three loans is based on the variable Euribor rate, with an average rate of 4.87 percent.

The Company's employee stock ownership plan (ESOP) was financed with debt issued by the ESOP. The ESOP debt is guaranteed by the Company and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $6 million in 2000, $7 million in 1999 and $8 million in 1998 has not been reflected as interest expense in the Company's Consolidated Statement of Income.

The installments of long-term debt maturing in each of the next five years (including the guaranteed ESOP debt) are: 2001 - $36 million, 2002 - $91 million, 2003 - $81 million, 2004 - $276 million and 2005 - $70 million. The indentures for the unsecured notes and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.

8  Financial Instruments

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of net long-term debt, which was $1,259 million and $1,278 million at September 30, 2000 and 1999, respectively, was determined using market interest rates and discounted future cash flows. The fair values of hedging instruments, discussed below, were obtained from dealer quotes and published foreign currency exchange rates.

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

In September 1998, the Company entered into a five-year Japanese yen cross-currency interest rate swap to hedge a portion of its net investment in its Japanese subsidiaries. Under the swap, the Company receives interest based on a fixed U.S. dollar rate of 5.35 percent and pays interest based on a fixed Japanese yen rate of 0.74 percent on the outstanding notional principal amounts in dollars and yen, respectively. At maturity, the Company will pay 1.5 billion yen in exchange for $11.2 million. The fair value of this contract approximated its carrying value at September 30, 2000 and 1999.

During fiscal 2000, the Company settled its remaining interest rate and cross-currency interest rate swap agreements. Two interest rate swaps had previously established fixed rates of interest on $325 million of outstanding commercial paper. Gains and losses realized upon their settlement were not significant. Two cross-currency interest rate swaps had been used to hedge portions of the Company's net investments in Germany and France. Gains and losses realized upon settlement of these swaps were recorded in the other comprehensive income (loss) account within shareholders' equity.

The following forward contracts, executed with major financial institutions, were outstanding at September 30, 2000:

Currency Sold             Currency Purchased          Contract Amount
--------------------------------------------------------------------------
(in millions)                                    (U.S. dollar equivalent)
--------------------------------------------------------------------------
U.S. dollar               euro                            $ 89
euro                      British pound                     51
euro                      U.S. dollar                       42
euro                      Czech koruna                      38
Canadian dollar           U.S. dollar                       38
British pound             euro                              37
U.S. dollar               Mexican peso                      27
Czech koruna              euro                              19
Hong Kong dollar          U.S. dollar                       12
Others                                                      40
--------------------------------------------------------------------------
                                                          $393
==========================================================================

                                                          JOHNSON CONTROLS, INC.

The fair values of these forward contracts approximated their carrying values at September 30, 2000.

9  Shareholders' Equity

The Company originally issued 341.7969 shares of its 7.75 percent Series D Convertible Preferred Stock to its ESOP. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20. The ESOP financed its purchase of the Preferred Stock units by issuing debt. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 2000 and 1999 resulting from the above transactions was $49 million and $40 million, respectively.

Preferred Stock units are allocated to participating employees over the term of the ESOP debt based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death, or vested termination. Each allocated unit may be converted into two shares of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. As of September 30, 2000, approximately
2.4 million Preferred Stock units had been allocated to employees. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders, net of their tax benefit.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between one and ten years after date of grant. Shares available for future grant under stock option plans were 9.0 million at September 30, 2000.

Following is a summary of activity in the stock option plans for 2000, 1999 and 1998:


                                    Weighted         Shares
                                     Average       Subject to
                                  Option Price       Option          SARs
----------------------------------------------------------------------------
Outstanding,
     September 30, 1997              $30.31        4,300,622      1,290,229
          Granted                     45.09        1,186,150        484,550
          Exercised                   26.21         (585,747)      (193,740)
          Cancelled                   32.65         (410,793)       (85,450)
----------------------------------------------------------------------------
Outstanding,
     September 30, 1998              $34.53        4,490,232      1,495,589
          Granted                     57.78          967,790        890,865
          Exercised                   29.86         (675,762)      (266,826)
          Cancelled                   34.18         (352,146)      (363,685)
----------------------------------------------------------------------------
Outstanding,
     September 30, 1999              $40.35        4,430,114      1,755,943
          Granted                     58.41        1,228,800         83,315
          Exercised                   35.91         (344,908)       (88,288)
          Cancelled                   53.81         (294,974)      (122,020)
----------------------------------------------------------------------------
Outstanding,
     September 30, 2000              $44.28        5,019,032      1,628,950
============================================================================

Options outstanding at September 30, 2000:


                                                    Weighted        Weighted
                                                     Average         Average
                               Outstanding at       Remaining       Exercise
                                September 30,      Contractual        Price
Range of Exercise Prices            2000           Life (years)     per Share
------------------------------------------------------------------------------
$10.00 - $21.99                   207,764             1.6            $18.97
$22.00 - $33.99                 1,061,275             4.0            $28.64
$34.00 - $45.99                 1,767,153             6.4            $41.12
$46.00 - $58.99                 1,982,840             8.6            $58.13
==============================================================================

Options exercisable:


                                                          Weighted
                              Exercisable             Average Exercise
Range of Exercise Prices        Shares                Price per Share
-----------------------------------------------------------------------
At September 30, 2000
$10.00 - $21.99                 207,764                   $18.97
$22.00 - $33.99               1,061,275                   $28.64
$34.00 - $45.99               1,308,277                   $39.72
$46.00 - $58.99                  16,200                   $58.05
-----------------------------------------------------------------------
At September 30, 1999         1,863,359                   $29.70
-----------------------------------------------------------------------
At September 30, 1998         1,600,441                   $26.15
=======================================================================

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

The weighted average option fair values and the assumptions used to estimate these values were as follows:


                                 Grants Issued in Year ended September 30,
---------------------------------------------------------------------------
                                      2000         1999       1998
---------------------------------------------------------------------------
Expected life of option (years)          6            6          6
Risk-free interest rate               6.18%        4.78%      5.84%
Expected volatility of the
  Company's stock                    19.94%       21.15%     19.75%
Expected dividend yield on the
  Company's stock                     2.11%        2.24%      2.42%
Fair value of each option              $15          $14        $11
===========================================================================

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the three-year vesting period of the options. The Company's pro forma information follows:

                                                Year ended September 30,
------------------------------------------------------------------------------
 (in millions, except per share data)        2000       1999(1)     1998(2)
------------------------------------------------------------------------------
Net income                                  $466.4      $415.0      $333.6
Earnings per share
    Basic                                   $ 5.33      $ 4.72      $ 3.83
    Diluted                                 $ 5.03      $ 4.43      $ 3.59
==============================================================================

(1) Amounts include a gain on the sale of businesses of $32.5 million or $.38 per basic share and $.35 per diluted share, after-tax.
(2) Amounts include a gain on the sale of a business of $35.0 million or $.41 per basic share and $.38 per diluted share, after-tax.

Under the terms of a Rights Agreement, as amended effective November 16, 1994, each share of the Company's common stock entitles its holder to one Right. The Rights Agreement provides that if 20 percent or more of the Company's common stock is acquired, the Rights become exercisable. Further, upon the occurrence of certain defined events, the Rights entitle the holder to purchase common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the Right's exercise price of $87.50. In addition, the Rights Agreement permits the Company's board of directors, in certain circumstances, to exchange the Rights for shares of common stock. The Rights are subject to redemption by the board of directors for $.005 per Right. The Rights have no voting power and expire November 30, 2004.

Approximately $70 million of consolidated retained earnings at September 30, 2000 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.

10  Earnings per Share

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share for the years ended September 30, 2000, 1999 and 1998:


                                               Year ended September 30,
---------------------------------------------------------------------------
 (in millions)                               2000        1999        1998
---------------------------------------------------------------------------
INCOME AVAILABLE TO
  COMMON SHAREHOLDERS
Net income                                  $472.4      $419.6      $337.7
Preferred stock dividends,
  net of tax benefit(1)                       (9.8)      (13.0)       (9.5)
---------------------------------------------------------------------------
Basic income available to
  common shareholders                       $462.6      $406.6      $328.2
---------------------------------------------------------------------------
Net income                                  $472.4      $419.6      $337.7
Effect of dilutive securities:
  Compensation expense,
  net of tax, arising from assumed
  conversion of preferred stock(1)            (4.4)       (6.9)       (5.2)
---------------------------------------------------------------------------
Diluted income available to
  common shareholders                       $468.0      $412.7      $332.5
===========================================================================
WEIGHTED AVERAGE
  SHARES OUTSTANDING
Basic weighted average
  shares outstanding                          85.7        85.1        84.5
Effect of dilutive securities:
  Stock options                                1.2         1.7         1.6
  Convertible preferred stock                  5.0         5.3         5.5
---------------------------------------------------------------------------
Diluted weighted average
  shares outstanding                          91.9        92.1        91.6
===========================================================================

(1) Preferred stock dividends for 1999 include $3.3 million associated with certain cash redemptions of preferred stock. Compensation expense, net of tax, arising from assumed conversion of preferred stock includes $2.0 million for the preferred stock redemptions.

                                                          JOHNSON CONTROLS, INC.

11  Retirement Plans

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

The majority of plan assets are comprised of common stocks, with the remainder primarily in fixed income investments. At the measurement dates of June 30, 2000 and 1999, plan assets included approximately 888,000 and 873,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $46 million and $61 million at the respective dates.

For pension plans with accumulated benefit obligations that exceed plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of those plans were $385 million, $271 million and $52 million, respectively, as of September 30, 2000 and $145 million, $132 million and $21 million, respectively, as of September 30, 1999.

SAVINGS AND INVESTMENT PLANS The Company sponsors numerous defined contribution savings plans which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Several of the plans require the Company to match a percentage of the employee contributions up to certain limits. Excluding the ESOP, matching contributions charged to expense amounted to $22 million, $21 million and $19 million for the years ended 2000, 1999 and 1998, respectively.

The Company established an ESOP (see Note 9) as part of its existing savings and investment (401K) plan, which is available to eligible domestic employees. The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $13 million in 2000, $18 million in 1999 and $12 million in 1998. Total compensation expense recorded by the Company was $30 million in 2000, $9 million in 1999 and $18 million in 1998.

POSTRETIREMENT HEALTH AND OTHER BENEFITS The Company provides certain healthcare and life insurance benefits for eligible retirees and their dependents. These benefits are not funded, but are paid as incurred. Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, copayment provisions and other limitations, and the Company has reserved the right to modify these benefits. Effective January 31, 1994, the Company modified certain salaried plans to place a limit on the Company's cost of future annual retiree medical benefits at no more than 150 percent of the 1993 cost. Most international employees are covered by government sponsored programs, and the cost to the Company is not significant.

The September 30, 2000 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 7 percent and 6 percent for pre-65 and post-65 years of age employees, respectively. The September 30, 1999 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 8 percent and 6 percent for pre-65 and post-65 years of age employees, respectively. These rates decrease 1 percent per year to an ultimate rate of 6 percent. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage point change in the assumed healthcare cost trend rate would have changed the accumulated benefit obligation by $5 million at September 30, 2000 and the sum of the service and interest costs in 2000 by $1 million.

No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.

The table that follows contains a reconciliation of the changes in the benefit obligation, the changes in plan assets and the funded status as of September 30, 2000 and 1999, respectively. Acquisition-related changes presented in the table relate primarily to the acquisition of Ikeda in September 2000 (see Note 1).

                                                            Postretirement
                                        Pension            Health and Other
------------------------------------------------------------------------------
 (in millions)                     2000         1999         2000       1999
------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year               $1,004.8    $  954.2     $ 152.3    $ 150.9
Service cost                          41.9        40.9         4.4        4.1
Interest cost                         70.4        66.6        10.8       10.6
Amendments made
  during the year                      5.3         2.8         2.0          -
Acquisitions                         253.0           -           -          -
Actuarial gain                        (9.2)       (7.1)       (7.3)      (4.2)
Benefits paid                        (41.1)      (40.4)      (11.2)      (9.6)
Curtailment gain                         -        (2.7)          -       (0.1)
Currency translation
  adjustment                         (20.8)       (9.5)       (0.3)       0.6
------------------------------------------------------------------------------
Benefit obligation
  at end of year                  $1,304.3    $1,004.8     $ 150.7    $ 152.3
==============================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year            $1,049.3    $  944.4     $     -    $     -
Actual return on plan assets          87.3       131.0           -          -
Acquisitions                          35.1           -           -          -
Employer contributions                13.6        14.5        11.2        9.6
Benefits paid                        (41.1)      (40.4)      (11.2)      (9.6)
Currency translation
  adjustment                          (6.5)       (0.2)          -          -
------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                  $1,137.7    $1,049.3     $     -    $     -
==============================================================================
Funded status                     $ (166.6)   $   44.5     $(150.7)   $(152.3)
Unrecognized net
  transition asset                   (14.5)      (19.2)          -          -
Unrecognized net
  actuarial gain                    (127.8)     (127.9)      (11.7)      (4.1)
Unrecognized prior
  service cost                        16.5        12.2       (26.0)     (30.4)
Employer contributions
  paid between July 1
  and September 30                     1.0         0.9           -          -
------------------------------------------------------------------------------
Net accrued benefit cost
  recognized at end of year       $ (291.4)   $  (89.5)    $(188.4)   $(186.8)
------------------------------------------------------------------------------
Amounts recognized in the
  Statement of Financial
  Position consist of:
     Prepaid benefit cost         $   42.6    $   33.2     $     -    $     -
     Accrued benefit liability      (350.9)     (133.1)     (188.4)    (186.8)
     Intangible asset                  7.7         4.8           -          -
     Accumulated other
       comprehensive loss              9.2         5.6           -          -
------------------------------------------------------------------------------
Net amount recognized             $ (291.4)   $  (89.5)    $(188.4)   $(186.8)
------------------------------------------------------------------------------
WEIGHTED-AVERAGE
   ASSUMPTIONS AS OF JUNE 30,
Discount rate                         7.50%       7.25%       7.50%      7.25%
Expected return
  on plan assets                      9.75%       9.75%         N/A        N/A
Rate of compensation increase         6.00%       6.00%         N/A        N/A
==============================================================================

The table that follows contains the components of net periodic benefit cost for the years ended September 30, 2000, 1999 and 1998.


                                                                             Postretirement
                                                Pension                     Health and Other
----------------------------------------------------------------------------------------------------
 (in millions)                        2000       1999       1998        2000      1999       1998
----------------------------------------------------------------------------------------------------
COMPONENTS OF NET
  PERIODIC BENEFIT COST

Service cost                          $41.9     $ 40.9     $ 35.0     $  4.4     $  4.1     $  3.7

Interest cost                          70.4       66.6       59.4       10.8       10.6       10.9

Expected return on
  plan assets                         (95.5)     (83.7)     (73.4)         -          -          -

Amortization of
  transitional asset                   (2.7)      (2.7)      (2.7)         -          -          -

Amortization of net
  actuarial loss                        0.5        0.2        0.5        0.2        0.4          -

Amortization of
  prior service cost                    1.7        1.5        1.6       (2.5)      (2.7)      (2.4)

Curtailment gain                          -       (2.7)         -          -       (0.1)         -
----------------------------------------------------------------------------------------------------
Net periodic benefit cost             $16.3     $ 20.1     $ 20.4      $12.9      $12.3      $12.2
====================================================================================================


12  Research and Development

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $404 million in 2000, $346 million in 1999 and $246 million in 1998.

13  Income Taxes

An analysis of effective income tax rates is shown below:


                                        Year ended September 30,
------------------------------------------------------------------
                                      2000        1999       1998
------------------------------------------------------------------
Federal statutory rate                35.0%       35.0%      35.0%
State income taxes,
    net of federal benefit             3.5         2.9        2.8
Foreign tax expense at different
    rates and foreign losses
    without tax benefits               2.6         1.3        3.7
Goodwill                               1.4         1.5        1.9
Other                                 (2.9)       (0.2)      (1.9)
------------------------------------------------------------------
                                      39.6%       40.5%      41.5%
==================================================================

Deferred taxes were classified in the Consolidated Statement of Financial Position as follows:


                                                  September 30,
------------------------------------------------------------------
 (in millions)                                  2000        1999
------------------------------------------------------------------
Other current assets                           $216.2      $221.4
Other noncurrent assets                         181.9       120.4
Accrued income taxes                             (8.5)       (5.2)
Other noncurrent liabilities                    (26.4)      (33.0)
------------------------------------------------------------------
Net deferred tax asset                         $363.2      $303.6
==================================================================

                                                          JOHNSON CONTROLS, INC.

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included:


                                               September 30,
----------------------------------------------------------------
 (in millions)                                2000        1999
----------------------------------------------------------------
DEFERRED TAX ASSETS

Accrued expenses and reserves                $320.9      $349.4

Employee benefits                             178.4        74.8

Net operating loss carryforwards               62.7        64.5

Other                                          36.0        16.1
----------------------------------------------------------------
                                              598.0       504.8

Valuation allowance                           (61.4)      (65.2)
----------------------------------------------------------------
                                              536.6       439.6
----------------------------------------------------------------

DEFERRED TAX LIABILITIES

Property, plant and equipment                  34.7        41.2

Inventories                                     2.0         2.9

Long-term contracts                            19.5        19.6

Joint ventures                                  9.8         7.8

Intangible assets                              47.6        43.7

Other                                          59.8        20.8
----------------------------------------------------------------
                                              173.4       136.0
----------------------------------------------------------------
Net deferred tax asset                       $363.2      $303.6
----------------------------------------------------------------

The valuation allowance represents foreign operating loss carryforwards for which utilization is uncertain. The utilization of foreign operating loss carryforwards is uncertain because it is unlikely that the losses will be utilized within the carryforward periods prescribed by the applicable foreign taxing jurisdictions. Cumulative tax losses in recent years (particularly in emerging market countries), and limited carryforward periods in certain countries are factors considered in making this determination.

Components of the provision for income taxes were as follows:


                                     Year ended September 30,
------------------------------------------------------------------
 (in millions)                     2000        1999        1998
------------------------------------------------------------------
Current
    Federal                       $166.0      $280.0      $215.6
    State                           33.5        44.2        31.7
    Foreign                         83.1        98.2        50.0
------------------------------------------------------------------
                                   282.6       422.4       297.3
------------------------------------------------------------------
Deferred
    Federal                         49.6       (75.2)      (34.6)
    State                            6.4        (9.9)       (4.5)
    Foreign                          0.3       (25.6)       (2.2)
------------------------------------------------------------------
                                    56.3      (110.7)      (41.3)
------------------------------------------------------------------
Provision for income taxes        $338.9      $311.7      $256.0
==================================================================

Consolidated domestic income before income taxes and minority interests was $680.0 million in 2000, $590.4 million in 1999 and $545.3 million in 1998. The corresponding amounts for foreign operations were $175.7 million in 2000, $179.5 million in 1999 and $71.5 million in 1998.

Income taxes paid during 2000, 1999 and 1998 were $328 million, $279 million and $246 million, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries of $563 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

14  Contingencies

The Company is involved in a number of proceedings and potential proceedings relating to environmental matters. At September 30, 2000, the Company had an accrued liability of approximately $41 million relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, the Company's future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

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

42



15  Segment Information

BUSINESS SEGMENTS The Company has two operating segments, the Automotive Systems Group and the Controls Group, which also constitute its reportable segments. The Automotive Systems Group designs and manufactures products for motorized vehicles. The segment supplies seating, interior systems and batteries for cars, light trucks and vans. The Controls Group installs and services facility control systems and provides broad-based management services for the non-residential buildings market.

The accounting policies applicable to the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Management evaluates the performance of the segments based primarily on operating income. Operating revenues and expenses are allocated to business segments in determining segment operating income. Items excluded from the determination of segment operating income include interest income and expense, equity in earnings of partially-owned affiliates, gains and losses from sales of businesses and long-term assets, foreign currency gains and losses, and other miscellaneous expense. Unallocated assets are corporate cash and cash equivalents, investments in partially-owned affiliates and other non-operating assets.

Financial information relating to the Company's reportable segments was as follows:


                                     Year ended September 30,
--------------------------------------------------------------------
 (in millions)                   2000         1999          1998
--------------------------------------------------------------------
NET SALES
Automotive Systems Group      $12,738.5     $12,075.1     $ 9,263.9
Controls Group                  4,416.1       4,064.3       3,322.9
--------------------------------------------------------------------
Total                         $17,154.6     $16,139.4     $12,586.8
====================================================================
OPERATING INCOME
Automotive Systems Group      $   765.2     $   682.4     $   529.7
Controls Group                    199.8         172.5         134.3
--------------------------------------------------------------------
Total                         $   965.0     $   854.9     $   664.0
====================================================================
ASSETS (YEAR-END)
Automotive Systems Group      $ 7,309.9     $ 6,430.5     $ 6,232.6
Controls Group                  1,621.0       1,610.2       1,219.0
Unallocated                       497.1         573.5         490.5
--------------------------------------------------------------------
Total                         $ 9,428.0     $ 8,614.2     $ 7,942.1
====================================================================
DEPRECIATION/AMORTIZATION
Automotive Systems Group      $   400.1     $   386.1     $   327.2
Controls Group                     61.7          59.5          57.0
--------------------------------------------------------------------
Total                         $   461.8     $   445.6     $   384.2
====================================================================
CAPITAL EXPENDITURES
Automotive Systems Group      $   468.8     $   438.0     $   414.6
Controls Group                     77.9          76.0          53.7
--------------------------------------------------------------------
Total                         $   546.7     $   514.0     $   468.3
====================================================================

The Company has significant sales to the automotive industry. DaimlerChrysler AG accounted for 16 percent of the Company's net sales in 2000 and 1999 and 13 percent in 1998; Ford Motor Company accounted for 13 percent in 2000 and 1999 and 16 percent in 1998; and General Motors Corporation accounted for 14 percent in 2000 and 13 percent in 1999 and 1998. Approximately 72 percent of the Company's 2000 net sales to these customers were based in North America, 25 percent were European sales and 3 percent were attributable to sales in other foreign markets. As of September 30, 2000, the Company had accounts receivable totaling $725 million from these customers.

GEOGRAPHIC SEGMENTS Financial information relating to the Company's operations by geographic area was as follows:


                                       Year ended September 30,
----------------------------------------------------------------------
 (in millions)                    2000          1999           1998
----------------------------------------------------------------------
NET SALES
North America                   $11,325.1     $10,465.4     $ 8,725.8
Europe                            4,799.7       4,872.3       3,461.0
Other foreign                     1,029.8         801.7         400.0
----------------------------------------------------------------------
Total                           $17,154.6     $16,139.4     $12,586.8
======================================================================
LONG-LIVED ASSETS (YEAR-END)
North America                   $ 1,389.1     $ 1,282.9     $ 1,205.0
Europe                              565.5         589.1         597.5
Other foreign                       350.4         124.0          80.4
----------------------------------------------------------------------
Total                           $ 2,305.0     $ 1,996.0     $ 1,882.9
======================================================================

The Company's net sales and long-lived assets in Europe for 2000 were lower than 1999 due to the negative effect of currency translation, primarily associated with the euro.

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of net property, plant and equipment.

REPORT OF MANAGEMENT

43


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

/s/ Stephen A. Roell

Stephen A. Roell
Senior Vice President and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Johnson
Controls, Inc.



In our opinion, the statements appearing on pages 28 through 42 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP

Milwaukee, Wisconsin
October 17, 2000

FIVE YEAR SUMMARY
                                                          JOHNSON CONTROLS, INC.

44


                                                                             Year ended September 30,
-------------------------------------------------------------------------------------------------------------------------------
 (dollars in millions, except per share data)            2000(1)        1999(2)        1998(3)        1997(4)        1996(5,6)
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

Net sales                                               $17,154.6      $16,139.4      $12,586.8      $11,145.4       $9,210.0

Operating income                                        $   965.0      $   854.9      $   664.0      $   527.1       $  478.9

Income from continuing operations                       $   472.4      $   419.6      $   337.7      $   220.6       $  222.7

Net income                                              $   472.4      $   419.6      $   337.7      $   288.5       $  234.7

Earnings per share from continuing operations

     Basic                                              $    5.40      $    4.78      $    3.88      $    2.52       $   2.58

     Diluted                                            $    5.09      $    4.48      $    3.63      $    2.37       $   2.42

Earnings per share

     Basic                                              $    5.40      $    4.78      $    3.88      $    3.34       $   2.72

     Diluted                                            $    5.09      $    4.48      $    3.63      $    3.12       $   2.55

Return on average shareholders' equity(7)                     20%            18%            17%            16%            16%

Capital expenditures                                    $   546.7      $   514.0      $   468.3      $   370.9       $  322.3

Depreciation                                            $   385.3      $   363.2      $   311.2      $   283.6       $  226.6

Number of employees                                       105,000         95,000         89,000         72,300         65,800

FINANCIAL POSITION

Working capital(8)                                      $  (232.8)     $  (418.1)     $  (884.2)     $  (443.4)      $  225.8

Total assets                                            $ 9,428.0      $ 8,614.2      $ 7,942.1      $ 6,048.6       $4,991.2

Long-term debt                                          $ 1,315.3      $ 1,283.3      $   997.5      $   806.4       $  752.2

Total debt                                              $ 1,822.8      $ 1,855.1      $ 2,326.4      $ 1,462.6       $1,033.5

Shareholders' equity                                    $ 2,576.1      $ 2,270.0      $ 1,941.4      $ 1,687.9       $1,507.8

Total debt to total capitalization                            41%            45%            55%            46%            41%

Book value per share                                    $   29.39      $   26.12      $   22.53      $   19.80       $  17.88

COMMON SHARE INFORMATION

Dividends per share                                     $    1.12      $    1.00      $     .92      $     .86       $    .82

Market prices

  High                                                  $70 13/16      $76 11/16      $  61 7/8      $49 13/16       $ 38 1/4

  Low                                                   $45 13/16      $  40 1/2      $ 42 3/16      $  35 3/8       $ 28 7/8

Weighted average shares (in millions)

  Basic                                                      85.7           85.1           84.5           83.5           82.6

  Diluted                                                    91.9           92.1           91.6           90.7           89.7

Number of shareholders                                     63,863         64,228         62,828         57,824         44,636
==============================================================================================================================

(1) Amounts presented in the "Financial Position" section of the Five Year Summary for 2000 include the effect of the September 1, 2000 acquisition of Ikeda Bussan Co. Ltd. (Ikeda). Operating results of Ikeda for September 2000, which were not material, have not been included in the Consolidated Statement of Income or in the amounts presented in the "Operating Results" section.

(2) Results include a gain on the sale of the Automotive Systems Group's Industrial Battery Division, net of a loss related to the disposal of a small Controls Group operation in the United Kingdom, of $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax).

(3) Results include a gain on the sale of the Plastics Machinery Division of $59.9 million ($35.0 million or $.41 per basic share and $.38 per diluted share, after-tax).

(4) Results include a restructuring charge of $70.0 million ($40.3 million or $.48 per basic share and $.44 per diluted share, after-tax).

(5) Share and per share information has been restated to reflect a two-for-one split of the Company's common stock effective March 7, 1997.

(6) Amounts have been restated to reflect the reclassification of the Plastic Container Division as a discontinued operation.

(7) Return on average shareholders' equity (ROE) represents income from continuing operations divided by average equity. In calculating ROE, income from continuing operations for 1999 and 1998 exclude the gains on sales of businesses and 1997 excludes the restructuring charge.

(8) Working capital for 1996 excludes net assets of discontinued operations.