Form 10-K405, Exhibit 13
period 2001-09-30
JOHNSON CONTROLS INC
filed 2001-12-21
CIK 53669

                                                                      EXHIBIT 13

JOHNSON CONTROLS, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS


INTRODUCTION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the three-year period ended September 30, 2001. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this annual report.

RESULTS OF OPERATIONS
Fiscal 2001 Compared to Fiscal 2000

SALES Consolidated net sales for fiscal 2001 rose to a record $18.4 billion, an increase of seven percent compared with the prior year's $17.2 billion. The effect of currency translation rates, primarily associated with the euro, reduced consolidated net sales by four percent, or approximately $600 million.

Automotive Systems Group sales for 2001 were $13.6 billion, seven percent higher than the prior year's sales of $12.7 billion. Automotive interior systems sales in North America declined by one percent, due to a significantly lower vehicle production level. New automotive interiors programs and customer diversification helped mitigate the Company's exposure to the 11 percent decline in North American light vehicle production. Sales of automotive batteries rose nine percent, with growth generated by contracts with new aftermarket customers and increased demand from existing customers in the battery replacement market. Automotive interior systems sales in Europe were seven percent lower than the prior year due to the negative effect of currency translation rates. In local currency terms, European sales increased approximately five percent, reflecting new programs and increased volume. The segment benefited from the addition of a seating subsidiary in Japan acquired in September 2000 (see "Acquisitions"), which contributed sales of approximately $1.1 billion, and from modestly higher seating sales in other geographic markets.

Controls Group sales of $4.8 billion for the current period were nine percent higher than the prior year's $4.4 billion. Before the negative effect of currency translation rates, segment sales were 12 percent above the prior year. Controls Group sales in North America increased approximately eight percent, attributable to additional demand for installed control systems, services and integrated facility management. European sales were approximately 23 percent higher, reflecting both the addition of MC International (see "Acquisitions") and new contracts for integrated facility management. Sales in other geographic markets declined eight percent, the result of the deconsolidation of a Japanese joint venture in the fourth quarter of the current year due to a change in management control provisions. Installed control systems orders for the period ended September 30, 2001 exceeded the prior year, attributable to growth in the North American and Asian markets.

The Company expects Automotive Systems Group sales to increase approximately five percent in fiscal 2002 despite an assumed decline in North American and European light vehicle production of approximately 2 to 3 percent. The October 2001 acquisitions of the automotive electronics business of France-based Sagem and the German automotive battery manufacturer Hoppecke (see "Acquisitions"), the launch of new interiors programs worldwide and the continued growth in automotive battery sales, are expected to be the main contributors to the increase. At September 30, 2001, the Automotive Systems Group had an incremental backlog of new orders for its interior systems to be executed within the next fiscal year of approximately $800 million. The automotive backlog, which excludes fiscal 2002 acquisitions and includes certain unconsolidated subsidiaries, is generally subject to a number of risks and uncertainties, such as the actual volume and timing of vehicle production upon which the backlog value is based.

Controls Group sales for fiscal 2002 are projected to increase 8 to 12 percent. Growth is based on expected increases in a broad range of the segment's systems, services and facility management markets. Sales will also benefit from the full-year impact of 2001's third quarter acquisition of MC International, although the increase will be more than offset by the deconsolidation of the Japanese joint venture. At September 30, 2001, the unearned backlog of installed control systems contracts (excluding integrated facility management contracts) to be executed within the next fiscal year was $1.49 billion. The increase from the prior

                      Common Stock Price Range               Dividends
                    ------------------------------     --------------------
                       2001              2000             2001      2000
===========================================================================
First Quarter      $46.44-60.00      $49.00-70.81      $     .31   $   .28

Second Quarter      51.94-70.37       46.88-63.44            .31       .28

Third Quarter       61.51-75.80       49.88-65.13            .31       .28

Fourth Quarter      54.90-81.70       45.81-58.63            .31       .28
---------------------------------------------------------------------------
Year               $46.44-81.70      $45.81-70.81      $    1.24   $  1.12
===========================================================================

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE


year's $1.23 billion resulted from increased orders in the North American new construction and existing buildings markets, as well as from order growth in Europe and Asia.


OPERATING INCOME Consolidated operating income of $961 million for the current year declined slightly compared with the prior year's $965 million. Weakness in the North American automotive production environment and the negative effect of currency translation rates were largely offset by the Automotive Systems Group's positive results in other geographic markets and operations, and continued growth from the Controls Group.

Automotive Systems Group operating income was $720 million, declining six percent from the prior year's $765 million. The segment decrease was attributable to a reduced gross profit percentage in the North American market for automotive interior systems. The decline was due to fiscal 2001's lower light vehicle production level, which affected many of the Company's more mature programs, and associated customer-dictated irregular production schedules. The effect of the production cutback was partly alleviated by the Company's aggressive cost control efforts. Initiatives such as plant closures and consolidations, the expanded deployment of shared service centers and implementation of Six Sigma processes, combined to significantly reduce selling, general and administrative (SG&A) expenses. European operating income declined due to the negative effect of currency translation rates and from a slightly lower gross profit percentage attributable to costs associated with new programs. These factors were partially offset by increases in operating income associated with automotive battery sales in North America, the addition of the Company's Japanese seating manufacturer and the elimination of losses in South America due to improved performance from the segment's automotive interiors operations in that region.

Operating income for the Controls Group reached $241 million, rising 20 percent over the prior year's $200 million. The significant increase in income, and operating income percentage, reflect higher volume and ongoing cost control efforts, which resulted in decreased SG&A expenses as a percentage of sales. The majority of the year's increase was attributable to the segment's installed control systems operations in North America.

The Automotive Systems Group's operating income percentage is expected to decrease modestly in fiscal 2002, assuming a decline in worldwide automotive production. Benefits from new automotive interior systems business throughout the world, the integration of new European acquisitions, involvement in successful vehicle programs, higher unit shipments of automotive batteries and the continued application of quality and cost control programs are expected to be offset by the effects of a decrease in worldwide light vehicle production.

                               [SALES BAR CHART]

The Automotive Systems Group has supply agreements with certain of its customers that provide for annual productivity price reductions and, in some instances, for the recovery of material and labor cost increases. The segment has historically been able to significantly offset any sales price changes with cost reductions from design changes, productivity improvements and similar programs with its own suppliers.

The Controls Group's operating income percentage is expected to increase modestly in the coming year, resulting from higher volumes and continued segment-wide quality improvement and cost control initiatives.

OTHER INCOME/EXPENSE Net interest expense (interest expense less interest income) of $110 million was slightly lower than the prior year, as the current year's lower interest rates offset the effect of moderately higher debt levels. Equity income of $32 million exceeded the prior year total by $5 million due, in part, to increased earnings from Automotive Systems Group joint ventures, particularly those in the Asian markets. Miscellaneous expense (net) decreased $9 million in fiscal 2001 compared to the prior year, as the current period's miscellaneous expenses were partially offset by a net gain on asset disposals.

PROVISION FOR INCOME TAXES The effective income tax rate was 38.7 percent for the year ended September 30, 2001 compared with last year's 39.6 percent. The effective rate for the fiscal year approximated the combined domestic federal and state statutory rate, with the effects of nondeductible goodwill amortization associated with acquisitions and higher foreign effective rates largely offset by the benefits of global tax reduction initiatives.

MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES Minority interests in net earnings of subsidiaries were $53 million compared with the prior year's $44 million. Approximately three-fourths of the increase was attributable to improved results from automotive-related subsidiaries, especially those in Asia and Europe.

NET INCOME The Company's net income of $478 million for fiscal 2001 exceeded the prior year's $472 million. Fiscal 2001's slightly lower operating income and the higher deduction for the Company's minority interest in net earnings of its subsidiaries were offset by increased equity earnings and the reduced effective income tax rate. Diluted earnings per share increased to $5.11 compared with the prior year's $5.09. Current period results include the effect of currency translation rates, which reduced earnings by $.12 per diluted share.


Fiscal 2000 Compared to Fiscal 1999

SALES Consolidated net sales rose to $17.2 billion for the year ended September 30, 2000, six percent higher than the prior year's $16.1 billion. The effect of currency translation rates, primarily associated with the euro, reduced fiscal 2000's consolidated net sales by three percent, or approximately $480 million.

Automotive Systems Group sales of $12.7 billion for fiscal 2000 increased five percent from the prior year's $12.1 billion. Demand in North America for automotive interior systems propelled the segment's growth, with approximately 80 percent of the increase attributable to this market. Automotive interior systems sales growth in both North America and Europe (before the negative effect of currency translation rates) exceeded the modest vehicle production level increases in each of those markets. Sales of automotive batteries were two percent higher, as growth from existing customers and the full-year impact of the prior year's new contract to supply all of Sears, Roebuck & Co.'s branded automotive batteries more than offset the effect of fiscal 1999's Industrial Battery Division divestiture (see discussion that follows).

Controls Group sales of $4.4 billion for the year ended September 30, 2000, rose nine percent over the prior year's $4.1 billion. The increase was primarily due to growth in the segment's North American and Asian markets. New and expanded integrated facility management and installed control systems contracts in North America increased sales by over ten percent compared with the prior year. Sales in Asia were approximately 25 percent higher than in fiscal 1999, reflecting the segment's expanded position in the Japanese non-residential buildings market. European sales of facility management services and control systems were lower year-over-year, due in part to unfavorable exchange rate changes.

OPERATING INCOME Consolidated operating income for fiscal 2000 increased 13 percent to $965 million compared with the prior year's $855 million. Both of the Company's business segments recorded double-digit increases in income during the year.

Automotive Systems Group operating income rose to $765 million, up 12 percent from the prior year's $682 million. The segment's operating income percentage also increased compared with the prior year, the result of ongoing quality improvement and cost reduction efforts. The segment achieved operating income growth in all of its primary geographic markets, led by increased volume of automotive interior systems and batteries and higher gross profit and operating income percentages in North America. Operating income in Europe increased for the year, overcoming the negative effect of currency translation rates, as reduced start-up costs and maturing programs resulted in lower SG&A expenses as a percentage of sales. In the segment's other global markets, losses in South America of approximately $30 million were one-third lower than the prior year, with operations benefiting from the region's improving economy, while operating losses in Asia increased as the Company established its technological presence there.

Controls Group operating income reached $200 million for fiscal 2000, 16 percent above the prior year's $173 million. The growth was attributable to increased operating income associated with installed control systems, services and integrated facility management worldwide. The increases reflected the segment's higher volume and gross profit percentages recorded during the period. Margin enhancement resulted from the segment's investments in automated tools and training to improve contract execution and efficiency, including project estimation, management and systems installation.

OTHER INCOME/EXPENSE Net interest expense for fiscal 2000 of $112 million fell $24 million, or 18 percent, compared with the prior year. The reduced expense reflected the Company's use of its strong operating cash flows and the proceeds from prior year divestitures to reduce debt.

Fiscal 1999's gain on sale of businesses primarily resulted from the sale of the Automotive Systems Group's Industrial Battery Division for approximately $133 million on March 1, 1999. The Industrial Battery Division had sales of approximately $87 million for the fiscal year ended September 30, 1998. The Company also recorded a loss related to the disposal of a small Controls Group operation in the United Kingdom. The net gain on these transactions was $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax).

Equity income of $27 million rose $15 million in fiscal 2000, primarily the result of the improved profitability of certain Automotive Systems Group joint ventures, reflecting the affiliates' transition from start-up to full production. Miscellaneous expense (net) was $9 million above fiscal 1999's expense due, in part, to reduced currency gains compared to the prior year.

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE

PROVISION FOR INCOME TAXES The effective income tax rate for fiscal 2000 was
39.6 percent compared with 40.5 percent for the prior year. The effective rate slightly exceeded the combined domestic federal and state statutory rate, with the effects of nondeductible goodwill amortization associated with acquisitions and higher foreign effective rates mostly offset by the benefits of global tax reduction initiatives.

MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES Minority interests in net earnings of subsidiaries were $44 million at September 30, 2000, increasing $6 million from the prior year. Approximately one-half of the increase was attributable to higher earnings from subsidiaries in the Japanese non-residential buildings market. The automotive segment also recorded increased earnings from its domestic subsidiaries.

NET INCOME Net income for fiscal 2000 reached $472 million, 22 percent higher than the prior year's $387 million (before the prior year gain on sale of businesses of $32.5 million, after-tax). The year's growth in net income resulted from increased operating income, reduced interest expense and a lower effective income tax rate. On a diluted basis, earnings per share for fiscal 2000 were $5.09, rising from $4.13 in the prior year (before the prior year gain on sale of businesses of $.35 per diluted share, after-tax). The year's earnings per share include the effect of currency translation rates, which reduced earnings by $.12 per diluted share.

ACQUISITIONS

In October 2001, the Company completed two European acquisitions: the automotive electronics business of France-based Sagem SA and the German automotive battery manufacturer Hoppecke Automotive GmbH & Co. KG (Hoppecke). The combined businesses were expected to have annual sales in 2001 of approximately $625 million. Both acquisitions will be accounted for as purchases. The acquisitions, with an initial combined purchase price of approximately $575 million, were financed with long-term debt (see "Capitalization").

During fiscal 2001, the Company acquired Gylling Optima Batteries AB, a manufacturer of spiral-wound lead-acid batteries, and MC International, a leader in refrigeration and air conditioning systems and services in Europe. These acquisitions had a combined purchase price of approximately $200 million.

                               [OPERATING INCOME
                                   BAR CHART]

Effective September 1, 2000, the Company completed the acquisition of a controlling interest in Ikeda Bussan Co. Ltd. (Ikeda), a Japanese supplier of automotive seating and the primary supplier of seating to Nissan Motor Company. The Company paid approximately $70 million (net of cash acquired), plus the assumption of $115 million of debt, for approximately 90 percent of the outstanding shares. The Company has initiated a share exchange to effect the acquisition of the remaining shares, which should be completed by December 31, 2001. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $160 million at the date of acquisition, was recorded as goodwill. The operating results of Ikeda have been included in the Consolidated Statement of Income since October 1, 2000.

As part of the Ikeda acquisition, a restructuring reserve of approximately $54 million was recorded. The reserve was established for expected employee severance costs as the Company eliminates certain non-core activities to focus on Ikeda's principal seating and interiors businesses. Seven plants and facilities have been or will be closed as part of the restructuring plan, with resulting workforce reductions of approximately 1,000 employees. Through September 30, 2001, approximately $12 million of employee severance costs associated with the restructuring plan were paid or incurred, and approximately 240 employees separated from the Company. The reserve balance at fiscal year-end totaled approximately $42 million and the majority of the restructuring activities are expected to be completed by the end of fiscal 2002.

In July 1998, the Company acquired Becker Group, a major supplier of automotive interior systems. As part of the acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and U.S. manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and other termination costs and plant closure costs. Through September 30, 2001, approximately $30 million of employee severance and other termination costs associated with the consolidation of European and U.S. operations were paid or incurred. In addition,

$9 million of reserves were reversed during fiscal 1999, with corresponding reductions of goodwill and prepaid taxes. Accordingly, the reserve balance at September 30, 2001 totaled approximately $9 million. The remaining activities will be completed pending the resolution of certain contractual and other non-operational issues.

CAPITAL EXPENDITURES AND
OTHER INVESTMENTS

Capital expenditures in fiscal 2001 for property, plant and equipment totaled $621 million, increasing from capital spending of $547 million and $514 million in 2000 and 1999, respectively. Automotive Systems Group projects accounted for the majority of total capital expenditures in each year. Most of the segment's spending in 2001 was for new and expanded automotive interior systems facilities and product lines, cost reduction projects, as well as battery manufacturing automation projects. Controls Group spending was primarily for projects relating to information technology and construction of a controls technology center. Capital expenditures of approximately $600 to $625 million are projected for the coming year, with the majority again expected to be focused on the automotive segment.

Investments in partially-owned affiliates increased $46 million to $301 million at fiscal year-end. The increase reflects equity income earned by Automotive System Group joint ventures and an additional automotive interior systems investment in China, partially offset by dividend distributions.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL AND CASH FLOW The Company's working capital was a negative $36 million at September 30, 2001, compared with a negative $233 million one year ago. The increase in working capital compared with the prior year reflects, in part, higher cash due to the timing of cash receipts at fiscal year-end, as well as reduced short-term debt. Excluding cash and debt, working capital was $15 million, comparable to the prior year amount. The Company's operating activities provided cash of $973 million during fiscal 2001, compared with $790 million in the prior year period.

During the three-year period ended September 30, 2001, the Company used the proceeds from business divestitures to reduce debt as a proportion of total capitalization. In fiscal 2000, the Company received $75 million, representing the deferred portion of the proceeds from the fiscal 1997 sale of its

                                 [CASH FLOW FROM
                             CONTINUING OPERATIONS
                                   BAR CHART]

Plastic Container Division. Additionally, in fiscal 1999, the Company received $133 million from the sale of the Industrial Battery Division (as previously described) and $212 million from the sale of non-core operations associated with Becker Group that had been previously classified as held for sale.

CAPITALIZATION Total capitalization of $4.8 billion at September 30, 2001 consisted of short-term debt of $0.4 billion, long-term debt (including the current portion) of $1.4 billion and shareholders' equity of $3.0 billion. Total capitalization at September 30, 2000 was $4.4 billion. The Company used the current period's strong operating cash flows to reduce its relative proportion of debt. As a result, debt as a percentage of total capitalization at September 30, 2001 declined to 38 percent compared with the 41 percent level one year ago.

During fiscal 2001, the Company borrowed 140 million euro to refinance commercial paper associated with the acquisition of MC International on a long-term basis. The euro-denominated loans, equivalent to $128 million at September 30, 2001, mature in 3 to 5 years. The loans have variable rates of interest based on Euribor and may be converted at the Company's option to fixed rates of interest at any interest payment date.

The Company completed a number of long-term borrowings totaling 13 billion yen during the past two years to refinance short-term commercial paper borrowings associated with its Japanese investments. The yen-denominated loans, equivalent to $111 million at September 30, 2001, mature in five years. One loan, with a principal balance of 6.5 billion yen, has a fixed interest rate of 1.7 percent. Interest on the other loans is based on the variable yen-LIBOR rate and may be converted at the Company's option to fixed rates of interest at any interest payment date.

In March 2001, the Company renewed its existing one-year revolving credit facility for an additional year and increased the amount of the facility from $300 million to $500 million. The Company increased its five-year $400 million revolving credit facility to $500 million, and extended the maturity to March 2006. The facility levels were increased to provide interim financing for the MC International acquisition. The Company also established a six-month $400 million bridge facility in October 2001 to support its recent European acquisitions.

At September 30, 2001, the Company had approximately $1.2 billion available under its shelf registration statement on file with

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE

the Securities and Exchange Commission through which a variety of debt and equity instruments may be issued. In November 2001, the Company refinanced a portion of its commercial paper borrowings attributable to its recent acquisitions of Sagem and Hoppecke by issuing a total of $600 million of variable and fixed rate notes under the Company's shelf registration statement; $250 million of variable rate notes, with interest equal to the three-month LIBOR rate plus 60 basis points, mature in November 2003; $350 million of five percent fixed rate notes are due in November 2006.

High credit ratings from Moody's (A2), Fitch (A), and Standard & Poor's (A-) have been maintained on the Company's long-term debt.

Management believes its capital resources and liquidity position are sufficient to meet projected needs. Requirements for working capital, capital expenditures, dividends, debt maturities and any acquisitions in fiscal 2002 are expected to be funded from operations, supplemented by short and long-term borrowings, as necessary.

RISK MANAGEMENT

The Company selectively uses financial instruments to reduce market risk associated with changes in foreign exchange and interest rates. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for trading purposes. Analytical techniques used to manage and monitor foreign exchange and interest rate risk include market valuation and sensitivity analysis.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements, and further disclosure relating to financial instruments is included in Note 7 - Financial Instruments.

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

                                 [TOTAL DEBT TO
                              TOTAL CAPITALIZATION
                                   BAR CHART]

The Company hedges 70 to 90 percent of its known foreign exchange transactional exposures. The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. The Company also periodically hedges anticipated transactions, primarily with forward exchange contracts, which are designated as cash flow hedges in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The Company generally finances its foreign operations with local, non-U.S. dollar debt. The foreign-denominated debt serves as a natural hedge of the foreign operations' net asset positions. The Company has also entered into several foreign-denominated debt obligations and a cross-currency interest rate swap to hedge portions of its net investments in Europe and Japan. The currency effects of the debt obligations are reflected in the accumulated other comprehensive income (loss) account within shareholders' equity where they offset gains and losses recorded on the net investments in Europe and Japan.

SENSITIVITY ANALYSIS The following table indicates the total U.S. dollar equivalents of net foreign exchange contracts (hedging transactional exposure) and non-functional currency denominated debt and the cross-currency interest rate swap (hedging translation exposure) outstanding by currency and the corresponding impact on the value of these instruments assuming both a ten percent appreciation and depreciation of the respective currencies. The resulting functional currency gains and losses are translated at the U.S. dollar spot rate on September 30, 2001.

As noted previously, the Company's policy prohibits the trading of financial instruments for profit. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on the underlying payables, receivables and net investments in foreign subsidiaries described above.

                                                     SEPTEMBER 30, 2001
                            ----------------------------------------------------------------------
                               Financial Instruments                         Foreign Exchange
                              Designated as Hedges of:                      Gain/(Loss) from:
                            ---------------------------              -----------------------------
                            Transactional   Translation      Net           10%            10%
                               Foreign       Foreign      Amount of   Appreciation   Depreciation
                              Exposure       Exposure    Instruments     of the         of the
                                Long/         Long/         Long/      Functional     Functional
CURRENCY                       (Short)       (Short)       (Short)      Currency       Currency
==================================================================================================
(U.S. DOLLAR EQUIVALENT)
IN MILLIONS
Mexican peso                    $ 182         $  --         $ 182         $ (18)        $  18
euro                               60          (417)         (357)           36           (36)
Japanese yen                       55          (204)         (149)           15           (15)
Canadian dollar                   (45)           --           (45)            4            (4)
Czech Republican
  koruna                           24            --            24            (2)            2
Swedish krone                     (12)           --           (12)            1            (1)
British pound                      10            --            10            (1)            1
Other                             (10)          (31)          (41)            4            (4)
--------------------------------------------------------------------------------------------------
TOTAL                           $ 264         $(652)        $(388)        $  39         $ (39)
==================================================================================================

INTEREST RATES The Company, as needed, uses interest rate swaps to modify its exposure to interest rate movements. The Company has one cross-currency interest rate swap designated as a hedge of its related foreign net investment exposure. In accordance with SFAS No. 133, the swap is recorded in the Consolidated Statement of Financial Position at fair value, with changes in value attributable to changes in foreign exchange rates recorded in the accumulated other comprehensive income (loss) account within shareholders' equity. Net interest payments or receipts from the interest rate swap are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. The Company's earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to short-term money market rates. A ten percent increase or decrease in the average cost of the Company's variable rate debt would result in a change in pre-tax interest expense of approximately $3 million.

COMMODITIES The Company's exposure to commodity price changes relates to certain manufacturing operations that utilize raw commodities. The Company manages its exposure to changes in those prices primarily through the terms of its supply and procurement contracts. This exposure is not material to the Company.

FUTURE ACCOUNTING CHANGES

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require goodwill to no longer be amortized but to instead be tested for impairment at least annually. Amortization is required for other intangible assets with determinable lives. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. The Company will adopt SFAS No. 142 on October 1, 2001. Goodwill amortization expense in fiscal 2001 was approximately $71 million. The Company anticipates that the goodwill impairment provisions of the statement will not, upon adoption, have a significant impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121. The statements are effective for the Company on October 1, 2002. The Company is currently evaluating the impact of these statements.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company's global operations are governed by laws addressing protection of the environment ("Environmental Laws") and worker safety and health ("Worker Safety Laws"). Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance and require remediation at sites where Company-related substances have been released into the environment.

The Company has expended substantial resources globally, both financial and managerial, to comply with applicable Environmental Laws and Worker Safety Laws, and to protect the environment and workers. The Company believes it is in substantial compliance with such laws and maintains procedures designed to foster and ensure compliance. However, the Company has been, and in the future may become, the subject of formal or informal enforcement actions or proceedings regarding noncompliance with such laws or the remediation of Company-related substances released into the environment. Such matters typically are resolved by negotiation with regulatory authorities resulting in commitments to compliance, abatement, or remediation programs and in some cases payment of penalties. Historically, neither such commitments nor penalties imposed on the Company have been material.

Environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 2001 related solely to environmental compliance were not material. Environmental remediation, compliance and management

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE


expenses incurred by the Company were approximately $10 million and $11 million in 2001 and 2000, respectively. The accrued liability of approximately $28 million at September 30, 2001 relating to environmental matters decreased from $41 million one year ago. The change was primarily due to the resolution of an estimated environmental liability associated with the operations of a lead supplier. A charge to income is recorded when it is probable that a liability has been incurred and the cost can be reasonably estimated. The Company's environmental liabilities do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental remediation activities at sites where the Company may be potentially liable, future expenses to remediate identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental remediation matters can be determined at this time, the Company does not expect that these matters will have a material adverse effect on its financial position, results of operations or cash flows.

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

CAUTIONARY STATEMENTS FOR
FORWARD-LOOKING INFORMATION

The Company has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future risks in the "Risk Management" section of this document and those preceded by, following or that include the words "believes," "expects," "anticipates," "projects" or similar expressions. For those statements, the Company cautions that the numerous important factors discussed elsewhere in this document and in the Company's Form 8-K filing (dated November 9, 2001), could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.


QUARTERLY FINANCIAL DATA

                                                     First          Second             Third           Fourth            Full
YEAR ENDED SEPTEMBER 30,                            Quarter         Quarter           Quarter          Quarter           Year
==================================================================================================================================
IN MILLIONS, EXCEPT PER SHARE DATA; UNAUDITED

2001

Net sales                                        $   4,454.4      $   4,601.6      $   4,722.1      $   4,649.1      $   18,427.2
Gross profit                                           640.0            621.2            676.1            666.7           2,604.0
Net income                                             102.5             83.0            136.5            156.3             478.3
Earnings per share
  Basic                                                 1.16              .94             1.54             1.77              5.41
  Diluted                                               1.10              .89             1.45             1.67              5.11
----------------------------------------------------------------------------------------------------------------------------------

2000

Net sales                                        $   4,318.3      $   4,358.3      $   4,389.3      $   4,088.7      $   17,154.6
Gross profit                                           625.1            612.0            676.2            681.2           2,594.5
Net income                                              99.0             88.8            133.4            151.2             472.4
Earnings per share
  Basic                                                 1.13             1.01             1.53             1.73              5.40
  Diluted                                               1.06              .95             1.45             1.63              5.09
==================================================================================================================================

JOHNSON CONTROLS, INC. CONSOLIDATED STATEMENT OF INCOME


                                                                    YEAR ENDED SEPTEMBER 30,
                                                        -----------------------------------------------
IN MILLIONS, EXCEPT PER SHARE DATA                           2001              2000            1999
Net sales                                               $   18,427.2     $   17,154.6     $   16,139.4

Cost of sales                                               15,823.2         14,560.1         13,815.5
-------------------------------------------------------------------------------------------------------
  Gross profit                                               2,604.0          2,594.5          2,323.9

Selling, general and administrative expenses                 1,642.9          1,629.5          1,469.0
-------------------------------------------------------------------------------------------------------
  Operating income                                             961.1            965.0            854.9
-------------------------------------------------------------------------------------------------------
Interest income                                                 19.4             16.1             17.3

Interest expense                                              (129.4)          (127.6)          (153.3)

Gain on sale of businesses                                      --               --               54.6

Equity income                                                   31.8             26.6             11.3

Miscellaneous - net                                            (15.8)           (24.4)           (14.9)
-------------------------------------------------------------------------------------------------------
  Other income (expense)                                       (94.0)          (109.3)           (85.0)
-------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests              867.1            855.7            769.9

Provision for income taxes                                     335.5            338.9            311.7

Minority interests in net earnings of subsidiaries              53.3             44.4             38.6
-------------------------------------------------------------------------------------------------------
Net income                                              $      478.3     $      472.4     $      419.6
=======================================================================================================
Earnings available for common shareholders              $      469.5     $      462.6     $      406.6
=======================================================================================================
Earnings per share

  Basic                                                 $        5.41    $        5.40    $        4.78

  Diluted                                               $        5.11    $        5.09    $        4.48
=======================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

JOHNSON CONTROLS, INC. CONSOLIDATED STATEMENT OF FINANCIAL POSITION


                                                                                                     SEPTEMBER 30,
                                                                                               ---------------------------
IN MILLIONS, EXCEPT PAR VALUE AND SHARE DATA                                                       2001          2000
==========================================================================================================================
ASSETS

Cash and cash equivalents                                                                       $    374.6     $    275.6

Accounts receivable, less allowance for doubtful accounts of $28.1 and $31.9, respectively         2,673.4        2,355.3

Costs and earnings in excess of billings on uncompleted contracts                                    254.9          222.4

Inventories                                                                                          577.6          569.5

Other current assets                                                                                 663.5          854.4
--------------------------------------------------------------------------------------------------------------------------
  Current assets                                                                                   4,544.0        4,277.2
--------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment - net                                                                2,379.8        2,305.0

Goodwill, less accumulated amortization of $404.7 and $329.5, respectively                         2,247.3        2,133.3

Investments in partially-owned affiliates                                                            300.5          254.7

Other noncurrent assets                                                                              439.9          457.8
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                    $  9,911.5     $  9,428.0
==========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt                                                                                 $    379.9     $    471.4

Current portion of long-term debt                                                                     45.3           36.1

Accounts payable                                                                                   2,437.3        2,308.8

Accrued compensation and benefits                                                                    436.3          452.4

Accrued income taxes                                                                                 137.8          140.0

Billings in excess of costs and earnings on uncompleted contracts                                    163.0          167.8

Other current liabilities                                                                            980.1          933.5
--------------------------------------------------------------------------------------------------------------------------
  Current liabilities                                                                              4,579.7        4,510.0
--------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                     1,394.8        1,315.3

Postretirement health and other benefits                                                             162.5          168.1

Minority interests in equity of subsidiaries                                                         207.3          236.7

Other noncurrent liabilities                                                                         581.8          621.8
--------------------------------------------------------------------------------------------------------------------------
  Long-term liabilities                                                                            2,346.4        2,341.9
--------------------------------------------------------------------------------------------------------------------------
Preferred stock, $1.00 par value
  shares authorized: 2,000,000
  shares issued and outstanding: 2001 - 240.716; 2000 - 251.898                                      123.2          129.0

Common stock, $.16 2/3 par value
  shares authorized: 300,000,000
  shares issued: 2001 - 89,078,471; 2000 - 88,046,019                                                 14.8           14.7

Capital in excess of par value                                                                       646.1          593.1

Retained earnings                                                                                  2,517.9        2,159.5

Treasury stock, at cost (2001 - 1,579,636 shares; 2000 - 2,056,976 shares)                           (25.6)         (33.2)

Employee stock ownership plan - unearned compensation                                                (63.3)         (80.0)

Accumulated other comprehensive loss                                                                (227.7)        (207.0)
--------------------------------------------------------------------------------------------------------------------------
  Shareholders' equity                                                                             2,985.4        2,576.1
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                      $  9,911.5     $  9,428.0
==========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

JOHNSON CONTROLS, INC. CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                SEPTEMBER 30,

IN MILLIONS                                                                           2001         2000          1999
=========================================================================================================================
OPERATING ACTIVITIES

Net income                                                                         $  478.3     $  472.4       $  419.6

Adjustments to reconcile net income to cash provided by operating activities

  Depreciation                                                                        433.7        385.3          363.2

  Amortization of intangibles                                                          82.2         76.5           82.4

  Equity in earnings of partially-owned affiliates, net of dividends received          (6.9)       (12.8)          23.9

  Deferred income taxes                                                                66.6         56.3         (110.7)

  Gain on sale of businesses                                                           --           --            (54.6)

  Minority interests in net earnings of subsidiaries                                   53.3         44.4           38.6

  Other                                                                               (40.6)       (11.7)          21.0

  Changes in working capital, excluding acquisition and divestiture of businesses

    Receivables                                                                      (298.6)      (199.9)        (216.1)

    Inventories                                                                         0.9        (39.3)         (93.4)

    Other current assets                                                              137.2        (69.3)         (13.7)

    Accounts payable and accrued liabilities                                           73.5        173.9          436.8

    Accrued income taxes                                                               (1.1)       (98.7)         121.3

    Billings in excess of costs and earnings on uncompleted contracts                  (5.5)        13.2           32.2
-------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                                           973.0        790.3        1,050.5
-------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

Capital expenditures                                                                 (621.5)      (546.7)        (514.0)

Sale of property, plant and equipment                                                 141.0         42.5           74.7

Acquisition of businesses, net of cash acquired                                      (231.1)       (80.9)        (161.1)

Divestiture of businesses                                                              --           75.0          344.8

Changes in long-term investments - net                                                (48.8)       (72.3)         (50.0)
-------------------------------------------------------------------------------------------------------------------------
      Cash used by investing activities                                              (760.4)      (582.4)        (305.6)
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES

Decrease in short-term debt - net                                                     (85.2)       (39.6)        (807.9)

Increase in long-term debt                                                            241.9        125.9          351.4

Repayment of long-term debt                                                          (157.0)      (168.0)         (42.2)

Payment of cash dividends                                                            (117.6)      (106.2)         (95.8)

Other                                                                                  20.7         (4.5)          (5.3)
-------------------------------------------------------------------------------------------------------------------------
      Cash used by financing activities                                               (97.2)      (192.4)        (599.8)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                          (16.4)       (16.1)          (2.9)
-------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   $   99.0     $   (0.6)      $  142.2
=========================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

JOHNSON CONTROLS, INC. CONSOLIDATED STATEMENT OF SHAREHOLDERS'
  EQUITY

                                                             Employee Stock                                             Accumulated
                                                             Ownership Plan -         Capital in             Treasury      Other
                                                   Preferred    Unearned      Common  Excess of   Retained     Stock,  Comprehensive
IN MILLIONS, EXCEPT PER SHARE DATA        Total      Stock    Compensation     Stock  Par Value   Earnings    at Cost  Income (Loss)
====================================================================================================================================
AT SEPTEMBER 30, 1998                 $  1,941.4   $  140.1     $ (107.8)    $  14.5  $  569.9    $  1,463.3  $ (39.7)  $  (98.9)

Comprehensive income:

      Net income                           419.6       --           --          --        --           419.6     --         --

      Foreign currency translation
        adjustments                        (12.9)      --           --          --        --            --       --        (12.9)

      Minimum pension liability
        adjustment                          (3.4)      --           --          --        --            --       --         (3.4)
                                           ------
      Other comprehensive loss             (16.3)
                                           ------
      Comprehensive income                 403.3

Reduction of guaranteed ESOP debt           13.0       --           13.0        --        --            --       --         --

Cash dividends
      Series D preferred ($3.97 per
      one ten-thousandth of a share),
      net of $1.0 million tax benefit       (9.6)      --           --          --        --            (9.6)    --         --

      Common ($1.00 per share)             (85.2)      --           --          --        --           (85.2)    --         --

Other, including options exercised           7.1       (5.4)        --           0.1       6.2           5.0      1.2       --
====================================================================================================================================
AT SEPTEMBER 30, 1999                    2,270.0      134.7        (94.8)       14.6     576.1       1,793.1    (38.5)    (115.2)

Comprehensive income:

      Net income                           472.4       --           --          --        --           472.4     --         --

      Foreign currency translation
        adjustments                        (89.8)      --           --          --        --            --       --        (89.8)

      Minimum pension liability
        adjustment                          (2.0)      --           --          --        --            --       --         (2.0)
                                            -----

          Other comprehensive loss         (91.8)
                                           ------
      Comprehensive income                 380.6

Reduction of guaranteed ESOP debt           14.8       --           14.8        --        --            --       --         --

Cash dividends
      Series D preferred ($3.97 per
      one ten-thousandth of a share),
      net of $0.4 million tax benefit       (9.8)      --           --          --        --            (9.8)    --         --

      Common ($1.12 per share)             (96.0)      --           --          --        --           (96.0)    --         --

Other, including options exercised          16.5       (5.7)        --           0.1      17.0          (0.2)     5.3       --
====================================================================================================================================
AT SEPTEMBER 30, 2000                    2,576.1      129.0        (80.0)       14.7     593.1       2,159.5    (33.2)    (207.0)

Comprehensive income:

      Net income                           478.3       --           --          --        --           478.3     --         --

      Foreign currency translation
      adjustments                          (12.9)      --           --          --        --            --       --        (12.9)

      Realized and unrealized
       gains/losses
       on derivatives                       (2.0)      --           --          --        --            --       --         (2.0)

      Minimum pension liability
       adjustment                           (5.8)      --           --          --        --            --       --         (5.8)
                                            -----
        Other comprehensive loss           (20.7)
                                           ------
      Comprehensive income                 457.6

Reduction of guaranteed ESOP debt           16.7       --           16.7        --        --            --       --         --

Cash dividends
      Series D preferred ($3.97 per
      one ten-thousandth of a share),
      net of $1.0 million tax benefit       (8.8)      --           --          --        --            (8.8)    --         --

      Common ($1.24 per share)            (107.8)      --           --          --        --          (107.8)    --         --

Other, including options exercised          51.6       (5.8)        --           0.1      53.0          (3.3)     7.6       --
====================================================================================================================================
AT SEPTEMBER 30, 2001                 $  2,985.4   $  123.2     $  (63.3)     $ 14.8   $ 646.1     $ 2,517.9   $(25.6)  $ (227.7)
====================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

JOHNSON CONTROLS, INC.  NOTES TO CONSOLIDATED STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Johnson Controls, Inc. and its majority-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated. Investments in partially-owned affiliates are accounted for by the equity method when the Company's interest is 20 percent or more. Gains and losses from the translation of most foreign currency financial statements are recorded in the accumulated other comprehensive income (loss) account within shareholders' equity. Certain prior year amounts have been reclassified to conform to the current year's presentation.

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

PRE-PRODUCTION COSTS RELATED TO LONG-TERM SUPPLY ARRANGEMENTS The Company's policy for engineering, research and development, and other design and development costs related to products that will be sold under long-term supply arrangements requires such costs to be expensed as incurred. Costs for molds, dies, and other tools used to make products that will be sold under long-term supply arrangements are capitalized if the Company has title to the assets or has the non-cancelable right to use the assets during the term of the supply arrangement. Capitalized items, if specifically designed for a supply arrangement, are amortized over the term of the arrangement; otherwise, amounts are amortized over the estimated useful lives of the assets. The carrying values of assets capitalized in accordance with the foregoing policy are periodically reviewed for evidence of impairment. At September 30, 2001, approximately $50 million of costs for molds, dies and other tools were capitalized, which represented assets to which the Company had title. In addition, at September 30, 2001, the Company recorded as a current asset approximately $235 million of costs for molds, dies and other tools for which customer reimbursement is assured.

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

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under the statement, goodwill will no longer be amortized; however, it must be tested for impairment at least annually. Amortization will continue to be recorded for other intangible assets with determinable lives. The statement will be adopted by the Company on October 1, 2001. Goodwill amortization expense in fiscal 2001 was approximately $71 million. The Company anticipates that the goodwill impairment provisions of the statement will not, upon adoption, have a significant impact on its financial position or results of operations.

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

In the first quarter of fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. The statement requires all derivative instruments to be recorded in the statement of financial position at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE


The Company hedges 70 to 90 percent of its known foreign exchange transactional exposures. The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately intercompany transactions. Gains and losses resulting from these contracts offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Gains and losses on these contracts are recorded in miscellaneous - net in the Consolidated Statement of Income as the changes in the fair value of the contracts are recognized and generally offset the gains and losses on the hedged items in the same period.

The Company also periodically hedges anticipated transactions, primarily with forward exchange contracts, which are designated as cash flow hedges in accordance with SFAS No. 133. The effective portion of the contracts' gains or losses due to changes in fair value are initially recorded as a component of other comprehensive income and are subsequently reclassified into earnings when the hedged exposures affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates. The net amount recognized in earnings during the year ended September 30, 2001 due to ineffectiveness and amounts excluded from the assessment of hedge effectiveness were not material. The amount reported as realized and unrealized gains/losses on derivatives in the accumulated other comprehensive income (loss) account within shareholders' equity represents the net gain/loss on derivatives designated as cash flow hedges. The majority of the balance at September 30, 2001 will be recognized within the subsequent 12 months as the anticipated transactions occur.

The Company has foreign-denominated debt obligations and a cross-currency interest rate swap that are designated as hedges of the foreign currency exposure associated with its net investments in foreign operations. The currency effects of the debt obligations are reflected in the accumulated other comprehensive income (loss) account where they offset translation gains and losses recorded on the Company's net investments in Europe and Japan. The cross-currency interest rate swap is recorded in the Consolidated Statement of Financial Position at fair value, with changes in value attributable to changes in foreign exchange rates recorded in accumulated other comprehensive income
(loss). Net interest payments or receipts from the interest rate swap are recorded as adjustments to interest expense in the Consolidated Statement of Income on a current basis. A net loss of approximately $8 million associated with hedges of net investments in foreign operations was recorded in the accumulated other comprehensive income (loss) account at September 30, 2001.

Initial adoption and subsequent application of FAS No. 133 did not have a material effect on the Company's statement of financial position or results of operations.

REVENUE RECOGNITION The Company recognizes revenue from long-term systems installation contracts of the Controls Group over the contractual period under the percentage-of-completion method of accounting (see "Long-Term Contracts"). In all other cases, the Company recognizes revenue at the time products are shipped and title passes to the customer or as services are performed.

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

FOREIGN CURRENCY TRANSLATION Most of the Company's international operations use the respective local currency as the functional currency. Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period.

COMPREHENSIVE INCOME Comprehensive income is defined as the sum of net income and all other non-owner changes in equity. The components of the non-owner changes in equity, or accumulated other comprehensive loss, were as follows (net of tax):

                                                   SEPTEMBER 30,
                                             ------------------------
IN MILLIONS                                     2001         2000
=====================================================================
Foreign currency translation
  adjustments                                $ (214.5)      $ (201.6)
Realized and unrealized gains/losses
  on derivatives                                 (2.0)          --
Minimum pension liability adjustments           (11.2)          (5.4)
---------------------------------------------------------------------
Accumulated other comprehensive loss         $ (227.7)      $ (207.0)
=====================================================================

1 ACQUISITIONS AND DIVESTITURE

Effective October 1, 2001, the Company completed the acquisition of the automotive electronics business of France-based Sagem SA and the German automotive battery manufacturer Hoppecke Automotive GmbH & Co. KG. The combined businesses were expected to have annual sales in 2001 of approximately $625 million. Both acquisitions will be accounted for as purchases. The acquisitions, with an initial combined purchase price of approximately $575 million, were financed with long-term debt (see Note 6).

During fiscal 2001, the Company acquired Gylling Optima Batteries AB, a manufacturer of spiral-wound lead-acid batteries, and MC International, a leader in refrigeration and air conditioning systems and services in Europe. These acquisitions had a combined purchase price of approximately $200 million.

Effective September 1, 2000, the Company completed the acquisition of a controlling interest in Ikeda Bussan Co., Ltd. (Ikeda), a Japanese supplier of automotive seating and the primary supplier of seating to Nissan Motor Company. The Company paid approximately $70 million (net of cash acquired), plus the assumption of $115 million of debt, for approximately 90 percent of the outstanding shares. The Company has initiated a share exchange to effect the acquisition of the remaining shares, which should be completed by December 31, 2001. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $160 million at the date of acquisition, was recorded as goodwill. The operating results of Ikeda have been included in the Consolidated Statement of Income since October 1, 2000.

As part of the Ikeda acquisition, a restructuring reserve of approximately $54 million was recorded. The reserve was established for expected employee severance costs as the Company eliminates certain non-core activities to focus on Ikeda's principal seating and interiors businesses. Seven plants and facilities have been or will be closed as part of the restructuring plan, with resulting workforce reductions of approximately 1,000 employees. Through September 30, 2001, approximately $12 million of employee severance costs associated with the restructuring plan were paid or incurred, and approximately 240 employees separated from the Company. The reserve balance at fiscal year-end totaled approximately $42 million and the majority of the restructuring activities are expected to be completed by the end of fiscal 2002.

On March 1, 1999, the Company completed the sale of the Automotive Systems Group's Industrial Battery Division for approximately $133 million. The Industrial Battery Division had sales of approximately $87 million for the fiscal year ended September 30, 1998. The Company also recorded a loss related to the disposal of a small Controls Group operation in the United Kingdom. The net gain on these transactions was $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax).

In July 1998, the Company acquired Becker Group, a major supplier of automotive interior systems. As part of the acquisition, the Company recorded a restructuring reserve of $48 million. The reserve was established for anticipated costs associated with consolidating certain of Becker Group's European and U.S. manufacturing, engineering and administrative operations with existing capacity of the Company. The majority of the reserve was attributable to expected employee severance and other termination costs and plant closure costs. Through September 30, 2001, approximately $30 million of employee severance and other termination costs associated with the consolidation of European and U.S. operations were paid or incurred. In addition, $9 million of reserves were reversed during fiscal 1999, with corresponding reductions of goodwill and prepaid taxes. Accordingly, the reserve balance at September 30, 2001 totaled approximately $9 million. The remaining activities will be completed pending the resolution of certain contractual and other non-operational issues.

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE

2 INVENTORIES

                                                                SEPTEMBER 30,
                                                        --------------------------
IN MILLIONS                                               2001              2000
==================================================================================
Raw materials and supplies                              $  331.3         $  323.9
Work-in-process                                             77.2             98.8
Finished goods                                             203.8            177.4
----------------------------------------------------------------------------------
FIFO inventories                                           612.3            600.1
LIFO reserve                                               (34.7)           (30.6)
----------------------------------------------------------------------------------
Inventories                                             $  577.6         $  569.5
==================================================================================

Inventories valued by the LIFO method of accounting were approximately 42% and 50% of total inventories at September 30, 2001 and 2000, respectively.


3 PROPERTY, PLANT AND EQUIPMENT


                                                             SEPTEMBER 30,
                                                      ----------------------------
IN MILLIONS                                               2001           2000
==================================================================================
Buildings and improvements                            $  1,242.9       $  1,144.2
Machinery and equipment                                  3,191.1          2,904.7
Construction in progress                                   310.7            301.2
----------------------------------------------------------------------------------
                                                         4,744.7          4,350.1
Land                                                       223.8            223.7
----------------------------------------------------------------------------------
                                                         4,968.5          4,573.8
Less accumulated depreciation                           (2,588.7)        (2,268.8)
----------------------------------------------------------------------------------
Property, plant and equipment - net                   $  2,379.8       $  2,305.0
==================================================================================

Interest costs capitalized during 2001, 2000 and 1999 were $10.5 million, $10.0 million and $7.2 million, respectively.

4 LEASES

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $59 million and $58 million at September 30, 2001 and 2000, respectively.
Other facilities and equipment are leased under arrangements that are accounted for as operating leases. Total rental expense was $186 million in 2001, $167 million in 2000 and $141 million in 1999.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 2001 were as follows:


                                                 CAPITAL            OPERATING
IN MILLIONS                                      LEASES               LEASES
==============================================================================
2002                                           $  11.3              $   88.8
2003                                              10.9                  70.9
2004                                              10.7                  57.3
2005                                              10.5                  47.5
2006                                               9.9                 102.6
After 2006                                        24.1                  51.8
------------------------------------------------------------------------------
Total minimum lease payments                      77.4               $ 418.9
==============================================================================
Interest                                          16.9
--------------------------------------------------------
Present value of net minimum lease payments      $60.5
========================================================


5 SHORT-TERM DEBT AND CREDIT AGREEMENTS

                                                                       SEPTEMBER 30,
                                                                 ----------------------
IN MILLIONS                                                         2001        2000
=======================================================================================
Commercial paper                                                 $   320.0   $   375.0
Bank borrowings                                                       59.9        96.4
---------------------------------------------------------------------------------------
Short-term debt                                                  $   379.9   $   471.4
---------------------------------------------------------------------------------------
Weighted average short-term debt outstanding                     $   770.1   $   787.3
Weighted average interest rate on
  short-term debt outstanding                                         3.50%       5.18%
=======================================================================================

At September 30, 2001, the Company had unsecured lines of credit available from banks totaling $1.6 billion. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit available for support of outstanding commercial paper averaged $850 million during the year and were $1.0 billion at September 30, 2001. Total interest paid on both short- and long-term debt was $137 million in both 2001 and 2000, and $154 million in 1999. The Company also uses financial instruments (see Note 7) to manage its interest rate exposure that affect the weighted average interest rate of its debt and interest expense.

6 LONG-TERM DEBT

                                                         SEPTEMBER 30,
                                                   ------------------------
IN MILLIONS                                             2001        2000
===========================================================================
Unsecured notes
  6.06% due in 2002                                 $     11.5  $     17.2
  6.3% due in 2008                                       175.0       175.0
  7.7% due in 2015                                       124.8       124.8
  7.125% due in 2017                                     149.1       149.1
  8.2% due in 2024                                       125.0       125.0
  6.95% due in 2045                                      125.0       125.0
Industrial revenue bonds due through 2011,
  net of unamortized discount of $0.9 million
  in 2001 and $1.3 million in 2000                        50.2        43.2
Guaranteed ESOP debt due in increasing annual
  installments through 2004 at an average
  interest rate of 7.43% (tied in part to LIBOR)          63.3        80.0
Capital lease obligations                                 60.5        68.8
Foreign-denominated debt:
  euro                                                   368.1       225.5
  yen                                                    172.9       201.2
Other                                                     14.7        16.6
---------------------------------------------------------------------------
Gross long-term debt                                   1,440.1     1,351.4
Less current portion                                      45.3        36.1
---------------------------------------------------------------------------
Net long-term debt                                  $  1,394.8  $  1,315.3
===========================================================================

The Company had euro-denominated long-term debt totaling $368 million at September 30, 2001. Fixed rate debt was equivalent to $95 million with a weighted average interest rate of 3.77 percent at September 30, 2001. Variable rate debt was equivalent to $273 million with a weighted average interest rate of 4.88 percent at September 30, 2001.

During the third quarter of fiscal 2001, the Company borrowed a total of 140 million euro from three banks to refinance commercial paper associated with the acquisition of MC International on a long-term basis. The euro-denominated loans, equivalent to approximately $122 million at the respective loan inception dates, mature in three to five years. The interest rate on the loans is based on the variable Euribor rate. At the Company's option, the variable rate loans may be converted to fixed rates of interest at any interest payment date.

The Company had yen-denominated long-term debt totaling $173 million at September 30, 2001. Fixed rate yen debt was equivalent to $117 million with a weighted average interest rate of 1.61 percent at September 30, 2001. Variable rate debt was equivalent to $56 million with a weighted average interest rate of
0.47 percent at September 30, 2001.

The Company's employee stock ownership plan (ESOP) was financed with debt issued by the ESOP. The ESOP debt is guaranteed by the Company and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $5 million in 2001, $6 million in 2000 and $7 million in 1999 has not been reflected as interest expense in the Company's Consolidated Statement of Income.

The installments of long-term debt maturing in subsequent years (including the guaranteed ESOP debt) are: 2002 - $45 million, 2003 - $72 million, 2004 - $406 million, 2005 - $19 million, 2006 - $171 million, 2007 and beyond - $727 million. The indentures for the unsecured notes and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.

In November 2001, the Company refinanced a portion of its commercial paper borrowings attributable to its recent acquisitions of Sagem and Hoppecke by issuing a total of $600 million of variable and fixed rate notes under the Company's shelf registration statement on file with the Securities and Exchange Commission. $250 million of variable rate notes, with interest equal to the three-month LIBOR rate plus 60 basis points, mature in November 2003. $350 million of five percent fixed rate notes are due in November 2006.

7 FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of long-term debt, which was $1,473 million and $1,259 million at September 30, 2001 and 2000, respectively, was determined using market interest rates and discounted future cash flows. The fair values of hedging instruments, discussed below, were obtained from dealer quotes and published foreign currency exchange rates.

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in exchange rates. The Company predominantly enters into forward exchange contracts to hedge certain of its foreign currency commitments.

The forward exchange contracts presented in the following table, executed with major financial institutions, were outstanding at September 30, 2001. The fair values of these contracts approximated their carrying values.

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE


CURRENCY SOLD     CURRENCY PURCHASED       CONTRACT AMOUNT
-----------------------------------------------------------------
IN MILLIONS                             (U.S. DOLLAR EQUIVALENT)
=================================================================
U.S. dollar       euro                         $220
U.S. dollar       Mexican peso                  182
euro              Japanese yen                   92
euro              U.S. dollar                    62
Canadian dollar   U.S. dollar                    47
euro              Czech koruna                   39
Japanese yen      euro                           38
Swedish krone     euro                           23
euro              British pound                  17
Czech koruna      euro                           16
euro              Swedish krone                  12
Others                                           41
-----------------------------------------------------------------
Total                                          $789
=================================================================

In June 2001, the Company replaced a yen cross-currency fixed interest rate swap with a new five-year swap to hedge a portion of its net investment in its Japanese subsidiaries. Under the new swap, the Company receives interest based on a variable U.S. dollar rate and pays interest based on a variable yen rate on the outstanding notional principal amounts in dollars and yen, respectively. At maturity, the Company will pay 4.0 billion yen in exchange for $32 million. The fair value of this contract approximated its carrying value at September 30, 2001.

8 SHAREHOLDERS' EQUITY

The Company originally issued 341.7969 shares of its 7.75 percent Series D Convertible Preferred Stock to its ESOP. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20. The ESOP financed its purchase of the Preferred Stock units by issuing debt. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 2001 and 2000 resulting from the above transactions was $60 million and $49 million, respectively.

Preferred Stock units are allocated to participating employees over the term of the ESOP debt based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death, or vested termination. Each allocated unit may be converted into two shares of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. As of September 30, 2001, approximately
2.6 million Preferred Stock units had been allocated to employees. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders, net of their tax benefit.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between one and ten years after date of grant. Shares available for future grant under stock option plans were 8.1 million at September 30, 2001.

Following is a summary of activity in the stock option plans for the three-year period ending September 30, 2001:

                              WEIGHTED       SHARES
                              AVERAGE      SUBJECT TO
                           OPTION PRICE      OPTION          SARS
====================================================================
Outstanding,
  September 30, 1998        $   34.53      4,490,232      1,495,589
    Granted                     57.78        967,790        890,865
    Exercised                   29.86       (675,762)      (266,826)
    Cancelled                   34.18       (352,146)      (363,685)
--------------------------------------------------------------------
Outstanding,
  September 30, 1999        $   40.35      4,430,114      1,755,943
    Granted                     58.41      1,228,800         83,315
    Exercised                   35.91       (344,908)       (88,288)
    Cancelled                   53.81       (294,974)      (122,020)
--------------------------------------------------------------------
Outstanding,
  September 30, 2000        $   44.28      5,019,032      1,628,950
    Granted                     56.84      1,508,500         84,020
    Exercised                   34.64     (1,509,057)      (578,885)
    Cancelled                   57.94       (164,261)      (210,300)
--------------------------------------------------------------------
Outstanding,
  September 30, 2001        $   50.72      4,854,214        923,785
====================================================================

Options outstanding at September 30, 2001:

                                            WEIGHTED     WEIGHTED
                                            AVERAGE      AVERAGE
                          OUTSTANDING AT   REMAINING     EXERCISE
                          SEPTEMBER 30,    CONTRACTUAL    PRICE
RANGE OF EXERCISE PRICES       2001       LIFE (YEARS)   PER SHARE
===================================================================
$10.00 - $21.99                26,158         0.7          $19.35
$22.00 - $33.99               570,032         3.3          $28.55
$34.00 - $45.99               973,834         5.7          $41.49
$46.00 - $57.99             2,242,165         8.4          $57.17
$58.00 - $69.99             1,042,025         8.1          $58.41
===================================================================

Options exercisable:

                                                    WEIGHTED
                               EXERCISABLE      AVERAGE EXERCISE
RANGE OF EXERCISE PRICES          SHARES         PRICE PER SHARE
=================================================================
At September 30, 2001
$10.00 - $21.99                   26,158             $19.35
$22.00 - $33.99                  570,032             $28.55
$34.00 - $45.99                  973,834             $41.49
$46.00 - $57.99                  373,294             $57.78
$58.00 - $69.99                    6,300             $58.41
=================================================================
At September 30, 2000          2,593,516             $33.64
-----------------------------------------------------------------
At September 30, 1999          1,863,359             $29.70
=================================================================

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

The weighted average option fair values and the assumptions used to estimate these values were as follows:

                                    GRANTS ISSUED IN YEAR ENDED SEPTEMBER 30,
                                    -----------------------------------------
                                          2001          2000          1999
=============================================================================
Expected life of option (years)             5              6              6
Risk-free interest rate                  5.69%          6.18%          4.78%
Expected volatility of the
  Company's stock                       21.40%         19.94%         21.15%
Expected dividend yield on the
  Company's stock                        1.87%          2.11%          2.24%
Fair value of each option              $   14         $   15         $   14
=============================================================================

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the three-year vesting period of the options. The Company's pro forma information follows:

                                               YEAR ENDED SEPTEMBER 30,
                                          -----------------------------------
IN MILLIONS, EXCEPT PER SHARE DATA         2001           2000        1999(1)
=============================================================================
Net income                                $469.8        $466.4        $415.0
Earnings per share
  Basic                                   $ 5.31        $ 5.33        $ 4.72
  Diluted                                 $ 5.02        $ 5.03        $ 4.43
=============================================================================

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

Approximately $85 million of consolidated retained earnings at September 30, 2001 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.

9 EARNINGS PER SHARE

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share for the years ended September 30, 2001, 2000 and 1999:

                                                   YEAR ENDED SEPTEMBER 30,
                                          ---------------------------------------
IN MILLIONS                                  2001           2000          1999
=================================================================================
INCOME AVAILABLE TO
  COMMON SHAREHOLDERS
Net income                                $  478.3       $  472.4       $  419.6
Preferred stock dividends,
  net of tax benefit(1)                       (8.8)          (9.8)         (13.0)
---------------------------------------------------------------------------------
Basic income available to
  common shareholders                     $  469.5       $  462.6       $  406.6
=================================================================================
Net income                                $  478.3       $  472.4       $  419.6
Effect of dilutive securities:
  Compensation expense, net of
  tax, arising from assumed
  conversion of preferred stock(1)            (3.4)          (4.4)          (6.9)
---------------------------------------------------------------------------------
Diluted income available to
  common shareholders                     $  474.9       $  468.0       $  412.7
=================================================================================
WEIGHTED AVERAGE
  SHARES OUTSTANDING
Basic weighted average
  shares outstanding                          86.8           85.7           85.1
Effect of dilutive securities:
  Stock options                                1.4            1.2            1.7
  Convertible preferred stock                  4.8            5.0            5.3
---------------------------------------------------------------------------------
Diluted weighted average
  shares outstanding                          93.0           91.9           92.1
=================================================================================

(1) Preferred stock dividends for 1999 include $3.3 million associated with certain cash redemptions of preferred stock. Compensation expense, net of tax, arising from assumed conversion of preferred stock includes $2.0 million for the preferred stock redemptions.

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE


10 RETIREMENT PLANS

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

The majority of plan assets are comprised of common stocks, with the remainder primarily in fixed income investments. At the measurement dates of June 30, 2001 and 2000, plan assets included approximately 908,000 and 888,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $66 million and $46 million at the respective dates.

For pension plans with accumulated benefit obligations that exceed plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of those plans were $526 million, $474 million and $211 million, respectively, as of September 30, 2001 and $527 million, $413 million and $195 million, respectively, as of September 30, 2000.

SAVINGS AND INVESTMENT PLANS The Company sponsors numerous defined contribution savings plans that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Several of the plans require the Company to match a percentage of the employee contributions up to certain limits. Excluding the ESOP, matching contributions charged to expense amounted to $23 million, $22 million and $21 million for the years ended 2001, 2000 and 1999, respectively.

The Company established an ESOP (see Note 8) as part of its existing savings and investment (401K) plan, which is available to eligible domestic employees. The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $13 million in 2001 and 2000 and $18 million in 1999. Total compensation expense recorded by the Company was $24 million in 2001, $30 million in 2000 and $9 million in 1999.

POSTRETIREMENT HEALTH AND OTHER BENEFITS The Company provides certain healthcare and life insurance benefits for eligible retirees and their dependents. These benefits are paid as incurred. No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations, and the Company has reserved the right to modify these benefits. Effective January 31, 1994, the Company modified certain salaried plans to place a limit on the Company's cost of future annual retiree medical benefits at no more than 150 percent of the 1993 cost. Most international employees are covered by government sponsored programs, and the cost to the Company is not significant.

The September 30, 2001 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 6 percent for both pre-65 and post-65 years of age employees. The September 30, 2000 accumulated postretirement benefit obligation was determined using assumed health-care cost trend rates of 7 percent and 6 percent for pre-65 and post-65 years of age employees, respectively. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage point change in the assumed healthcare cost trend rate would have changed the accumulated benefit obligation by $5 million at September 30, 2001 and the sum of the service and interest costs in 2001 by $1 million.

The table that follows contains a reconciliation of the changes in the benefit obligation, the changes in plan assets and the funded status as of September 30, 2001 and 2000, respectively. Acquisition-related changes for 2001 presented in the table relate primarily to the assumption of a defined benefit pension plan obligation associated with a facility management contract. Data presented in the table related to acquisitions for 2000 relate primarily to the September 2000 acquisition of Ikeda (see Note 1).

                                                                                   POSTRETIREMENT
                                                  PENSION                         HEALTH AND OTHER
                                      --------------------------------      -----------------------------
IN MILLIONS                                2001              2000              2001             2000
=========================================================================================================
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                   $   1,446.8        $   1,004.8        $   150.7        $   152.3
Service cost                                 56.9               41.9              4.4              4.4
Interest cost                                84.6               70.4             10.9             10.8
Amendments made
  during the year                             0.9                5.3             (0.3)             2.0
Acquisitions                                197.6              395.5             --               --
Actuarial (gain) loss                       (20.3)              (9.2)             7.7             (7.3)
Benefits paid                               (63.9)             (41.1)           (12.2)           (11.2)
Currency translation
  adjustment                                (28.5)             (20.8)            (0.3)            (0.3)
---------------------------------------------------------------------------------------------------------
Benefit obligation
  at end of year                      $   1,674.1        $   1,446.8        $   160.9        $   150.7
=========================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year                $   1,280.2        $   1,049.3        $    --          $    --
Actual return on plan                       (44.2)              87.3             --               --
assets
Acquisitions                                171.6              177.6             --               --
Employer contributions                       32.1               13.6             12.2             11.2
Benefits paid                               (63.9)             (41.1)           (12.2)           (11.2)
Currency translation
  adjustment                                 (5.3)              (6.5)            --               --
---------------------------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                      $   1,370.5        $   1,280.2        $    --          $    --
=========================================================================================================
Funded status                         $    (303.6)       $    (166.6)       $  (160.9)       $  (150.7)
Unrecognized net
  transition asset                          (12.2)             (14.5)            --               --
Unrecognized net
  actuarial loss (gain)                      75.2             (127.8)            (4.0)           (11.7)
Unrecognized prior
  service cost                               15.4               16.5            (23.8)           (26.0)
Employer contributions
  paid between July 1
  and September 30                            1.5                1.0             --               --
---------------------------------------------------------------------------------------------------------
Net accrued benefit cost
  recognized at end of year           $    (223.7)       $    (291.4)       $  (188.7)       $  (188.4)
=========================================================================================================
Amounts recognized in the
  Statement of Financial
  Position consist of:
    Prepaid benefit cost              $      66.4        $      42.6        $    --          $    --
    Accrued benefit liability              (316.7)            (350.9)          (188.7)          (188.4)
    Intangible asset                          8.3                7.7             --               --
    Accumulated other
      comprehensive loss                     18.3                9.2             --               --
---------------------------------------------------------------------------------------------------------
Net amount recognized                 $    (223.7)       $    (291.4)       $  (188.7)       $  (188.4)
=========================================================================================================
WEIGHTED-AVERAGE
  ASSUMPTIONS AS OF JUNE 30,
Discount rate                                7.25%              7.50%            7.25%            7.50%
Expected return on plan assets               9.75%              9.75%              N/A              N/A
Rate of compensation increase                6.00%              6.00%              N/A              N/A
=========================================================================================================

The table that follows contains the components of net periodic benefit cost for the years ended September 30, 2001, 2000 and 1999.

                                                                                     POSTRETIREMENT
                                                 PENSION                            HEALTH AND OTHER
                                 --------------------------------------     ------------------------------------
IN MILLIONS                         2001          2000          1999          2001         2000          1999
================================================================================================================
COMPONENTS OF NET
  PERIODIC BENEFIT COST
Service cost                     $   56.9       $  41.9       $  40.9       $   4.4       $   4.4       $   4.1
Interest cost                        84.6          70.4          66.6          10.9          10.8          10.6
Employee contributions               (0.6)         --            --            --            --            --
Expected return on
  plan assets                      (110.1)        (95.5)        (83.7)         --            --            --
Amortization of
  transitional asset                 (2.6)         (2.7)         (2.7)         --            --            --
Amortization of net
  actuarial (gain) loss              (2.9)          0.5           0.2          (0.2)          0.2           0.4
Amortization of
  prior service cost                  2.1           1.7           1.5          (2.5)         (2.5)         (2.7)
Curtailment gain                     --            --            (2.7)         --            --            (0.1)
----------------------------------------------------------------------------------------------------------------
Net periodic benefit cost        $   27.4       $  16.3       $  20.1       $  12.6       $  12.9       $  12.3
================================================================================================================

11 RESEARCH AND DEVELOPMENT

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $644 million in 2001, $611 million in 2000 and $516 million in 1999.

A portion of the costs associated with these activities is sponsored by customers, which totaled $303 million in 2001, $207 million in 2000 and $170 million in 1999.

12 INCOME TAXES

An analysis of effective income tax rates is shown below:

                                              YEAR ENDED SEPTEMBER 30,
                                          ----------------------------------
                                          2001          2000          1999
============================================================================
Federal statutory rate                    35.0%         35.0%         35.0%
State income taxes,
  net of federal benefit                   2.7           3.5           2.9
Foreign tax expense at different
  rates and foreign losses
  without tax benefits                     1.4           2.0           0.8
Goodwill                                   2.1           2.0           2.0
Other                                     (2.5)         (2.9)         (0.2)
----------------------------------------------------------------------------
Effective income tax rate                 38.7%         39.6%         40.5%
============================================================================

Deferred taxes were classified in the Consolidated Statement of Financial Position as follows:

                                                                     INVESTIGATE
                                                                     INNOVATE
                                                                     INTEGRATE


                                          SEPTEMBER 30,
                                    ------------------------
IN MILLIONS                            2001           2000
============================================================
Other current assets                $  182.4       $  216.2
Other noncurrent assets                155.9          181.9
Accrued income taxes                    (2.7)          (8.5)
Other noncurrent liabilities           (35.4)         (26.4)
------------------------------------------------------------
Net deferred tax asset              $  300.2       $  363.2
============================================================

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included:

                                             SEPTEMBER 30,
                                        ------------------------
IN MILLIONS                                2001          2000
================================================================
DEFERRED TAX ASSETS
Accrued expenses and reserves           $  321.5       $  320.9
Employee benefits                          135.2          178.4
Net operating loss carryforwards            90.6           62.7
Other                                       19.0           36.0
----------------------------------------------------------------
                                           566.3          598.0
Valuation allowance                        (88.7)         (61.4)
----------------------------------------------------------------
                                           477.6          536.6
----------------------------------------------------------------
DEFERRED TAX LIABILITIES
Property, plant and equipment               45.8           34.7
Long-term contracts                          9.5           19.5
Joint ventures                              11.0            9.8
Intangible assets                           65.9           47.6
Other                                       45.2           61.8
----------------------------------------------------------------
                                           177.4          173.4
----------------------------------------------------------------
Net deferred tax asset                    $300.2         $363.2
================================================================

The valuation allowance represents foreign operating loss carryforwards for which utilization is uncertain because it is unlikely that the losses will be utilized within the carryforward periods prescribed by the applicable foreign taxing jurisdictions. Cumulative tax losses in recent years, the lack of sustained profitability and limited carryforward periods in certain countries are factors considered in making this determination.

Components of the provision for income taxes were as follows:

                       YEAR ENDED SEPTEMBER 30,
                 --------------------------------------
IN MILLIONS         2001          2000           1999
=======================================================
Current
  Federal        $  149.9      $  166.0       $  280.0
  State              24.3          33.5           44.2
  Foreign            94.7          83.1           98.2
-------------------------------------------------------
                    268.9         282.6          422.4
-------------------------------------------------------
Deferred
  Federal            45.6          49.6          (75.2)
  State               6.5           6.4           (9.9)
  Foreign            14.5           0.3          (25.6)
-------------------------------------------------------
                     66.6          56.3         (110.7)
-------------------------------------------------------
Provision for
  income taxes   $  335.5      $  338.9       $  311.7
=======================================================

Consolidated domestic income before income taxes and minority interests was $608 million in 2001, $680 million in 2000 and $590 million in 1999. The corresponding amounts for foreign operations were $259 million in 2001, $176 million in 2000 and $180 million in 1999.

Income taxes paid during 2001, 2000 and 1999 were $205 million, $328 million and $279 million, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries of $803 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

13 CONTINGENCIES

The Company is involved in a number of proceedings relating to environmental matters. At September 30, 2001, the Company had an accrued liability of approximately $28 million relating to environmental matters. The Company's environmental liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental remediation activities, the Company's future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

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

14 SEGMENT INFORMATION

BUSINESS SEGMENTS The Company has two operating segments, the Automotive Systems Group and the Controls Group, which also constitute its reportable segments. The Automotive Systems Group designs and manufactures products for motorized vehicles. The segment supplies interior systems and batteries for cars, light trucks and vans. The Controls Group installs and services facility control systems and provides broad-based management services for the non-residential buildings market.

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

Financial information relating to the Company's reportable segments is as follows:

                                            YEAR ENDED SEPTEMBER 30,
                                 ----------------------------------------------
IN MILLIONS                           2001            2000             1999
===============================================================================
NET SALES
Automotive Systems Group         $  13,620.5      $  12,738.5      $  12,075.1
Controls Group                       4,806.7          4,416.1          4,064.3
-------------------------------------------------------------------------------
Total                            $  18,427.2      $  17,154.6      $  16,139.4
===============================================================================
OPERATING INCOME
Automotive Systems Group         $     720.5      $     765.2      $     682.4
Controls Group                         240.6            199.8            172.5
-------------------------------------------------------------------------------
Total                            $     961.1      $     965.0      $     854.9
===============================================================================
ASSETS (YEAR-END)
Automotive Systems Group         $   7,429.1      $   7,309.9      $   6,430.5
Controls Group                       1,880.0          1,621.0          1,610.2
Unallocated                            602.4            497.1            573.5
-------------------------------------------------------------------------------
Total                            $   9,911.5      $   9,428.0      $   8,614.2
===============================================================================
DEPRECIATION/AMORTIZATION
Automotive Systems Group         $     450.0      $     400.1      $     386.1
Controls Group                          65.9             61.7             59.5
-------------------------------------------------------------------------------
Total                            $     515.9      $     461.8      $     445.6
===============================================================================
CAPITAL EXPENDITURES
Automotive Systems Group         $     549.6      $     468.8      $     438.0
Controls Group                          71.9             77.9             76.0
-------------------------------------------------------------------------------
Total                            $     621.5      $     546.7      $     514.0
===============================================================================

The Company has significant sales to the automotive industry. DaimlerChrysler AG accounted for 14 percent of the Company's net sales in 2001 and 16 percent of the Company's net sales in 2000 and 1999; Ford Motor Company accounted for 11 percent in 2001 and 13 percent in 2000 and 1999; and General Motors Corporation accounted for 14 percent in 2001 and 2000 and 13 percent in 1999. Approximately 74 percent of the Company's 2001 net sales to these customers were based in North America, 23 percent were European sales and 3 percent were attributable to sales in other foreign markets. As of September 30, 2001, the Company had accounts receivable totaling $781 million from these customers.

GEOGRAPHIC SEGMENTS Financial information relating to the Company's operations by geographic area is as follows:

                                              YEAR ENDED SEPTEMBER 30,
                                    ----------------------------------------------
IN MILLIONS                             2001             2000             1999
==================================================================================
NET SALES
North America                       $  11,584.1      $  11,325.1      $  10,465.4
Europe                                  4,711.6          4,799.7          4,872.3
Other foreign                           2,131.5          1,029.8            801.7
----------------------------------------------------------------------------------
Total                               $  18,427.2      $  17,154.6      $  16,139.4
==================================================================================
LONG-LIVED ASSETS (YEAR-END)
North America                       $   1,510.3      $   1,389.1      $   1,282.9
Europe                                    610.9            565.5            589.1
Other foreign                             258.6            350.4            124.0
----------------------------------------------------------------------------------
Total                               $   2,379.8      $   2,305.0      $   1,996.0
==================================================================================

The Company's net sales in Europe declined during the three-year period presented above due to the negative effect of currency translation rates.

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


/s/ Stephen A. Roell

Stephen A. Roell
Senior Vice President and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Johnson Controls, Inc.

In our opinion, the statements appearing on pages 28 through 42 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP


Milwaukee, Wisconsin
October 22, 2001

                                                                     INVESTIGATE
JOHNSON CONTROLS, INC. FIVE YEAR SUMMARY                             INNOVATE
                                                                     INTEGRATE


                                                                                 YEAR ENDED SEPTEMBER 30,
                                                     -------------------------------------------------------------------------------
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA                  2001           2000(1)         1999(2)         1998(3)        1997(4)
====================================================================================================================================
OPERATING RESULTS

Net sales                                            $    18,427.2    $    17,154.6    $   16,139.4    $   12,586.8    $   11,145.4

Operating income                                     $       961.1    $       965.0    $      854.9    $      664.0    $      527.1

Income from continuing operations                    $       478.3    $       472.4    $      419.6    $      337.7    $      220.6

Net income                                           $       478.3    $       472.4    $      419.6    $      337.7    $      288.5

Earnings per share from continuing operations

  Basic                                              $        5.41    $        5.40    $       4.78    $       3.88    $       2.52

  Diluted                                            $        5.11    $        5.09    $       4.48    $       3.63    $       2.37

Earnings per share

  Basic                                              $        5.41    $        5.40    $       4.78    $       3.88    $       3.34

  Diluted                                            $        5.11    $        5.09    $       4.48    $       3.63    $       3.12

Return on average shareholders' equity(5)                       17%              20%             18%             17%             16%

Capital expenditures                                 $       621.5    $       546.7    $      514.0    $      468.3    $      370.9

Depreciation                                         $       433.7    $       385.3    $      363.2    $      311.2    $      283.6

Number of employees                                        112,000          105,000          95,000          89,000          72,300

FINANCIAL POSITION

Working capital                                      $       (35.7)   $      (232.8)   $     (418.1)   $     (884.2)   $     (443.4)

Total assets                                         $     9,911.5    $     9,428.0    $    8,614.2    $    7,942.1    $    6,048.6

Long-term debt                                       $     1,394.8    $     1,315.3    $    1,283.3    $      997.5    $      806.4

Total debt                                           $     1,820.0    $     1,822.8    $    1,855.1    $    2,326.4    $    1,462.6

Shareholders' equity                                 $     2,985.4    $     2,576.1    $    2,270.0    $    1,941.4    $    1,687.9

Total debt to total capitalization                              38%              41%             45%             55%             46%

Book value per share                                 $       33.43    $       29.39    $       26.12    $      22.53    $      19.80

COMMON SHARE INFORMATION

Dividends per share                                  $        1.24    $        1.12    $        1.00    $        .92    $        .86

Market prices

  High                                               $       81.70    $       70.81    $       76.69    $      61.88    $      49.81

  Low                                                $       46.44    $       45.81    $       40.50    $      42.19    $      35.38

Weighted average shares outstanding (in millions)

  Basic                                                       86.8             85.7            85.1            84.5            83.5

  Diluted                                                     93.0             91.9            92.1            91.6            90.7

Number of shareholders                                      59,701           63,863          64,228          62,828          57,824
====================================================================================================================================

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


44