Form 10-K, Exhibit 13
period 2002-09-30
JOHNSON CONTROLS INC
filed 2002-12-16
CIK 53669

                                                                   EXHIBIT 13


                             JOHNSON CONTROLS, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the three-year period ended September 30, 2002. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this annual report.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001. Accordingly, all comparisons of the three-year period assume SFAS No. 142 had been adopted October 1, 1999. See Note 4 to the Consolidated Financial Statements.

                                Common Stock Price Range        Dividends
--------------------------------------------------------------------------------
                                   2002              2001        2002       2001
--------------------------------------------------------------------------------
First Quarter              $64.05-82.70      $46.44-60.00    $    .33   $    .31

Second Quarter              75.00-92.94       51.94-70.37         .33        .31

Third Quarter               75.75-93.20       61.51-75.80         .33        .31

Fourth Quarter              71.66-87.98       54.90-81.70         .33        .31
--------------------------------------------------------------------------------
Year                       $64.05-93.20      $46.44-81.70    $   1.32   $   1.24
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Fiscal 2002 Compared to Fiscal 2001

SALES Consolidated net sales reached a record $20.1 billion in fiscal 2002, nine percent higher than the prior year sales of $18.4 billion. Both of the Company's business segments achieved sales growth over the prior year.

Automotive Systems Group sales were $15.0 billion for the year ended September 30, 2002, an increase of 10 percent compared to the prior year's sales of $13.6 billion. In North America, automotive interior systems sales grew four percent, in line with the increase in industry vehicle production. Growth from new business involving seating, instrument panel, overhead, door and electronic systems was partially offset by lower pricing. Automotive battery sales in North America exceeded the prior year by nine percent, due primarily to new business and higher unit shipments to the Company's aftermarket customers who continue to gain share in the battery replacement market. The segment's European sales rose 24 percent, benefiting from the October 1, 2001 acquisitions of an automotive electronics business and a battery business (see Note 1 to the Consolidated Financial Statements). Excluding the electronics business acquisition and the favorable impact of currency translation, automotive interior systems sales in Europe were four percent above the prior year, due primarily to the launch of new business. This compares favorably to the slight year-over-year decline in European industry vehicle production. Segment sales in other geographic markets, which represent less than 10 percent of Automotive Systems Group sales, increased modestly compared to the prior year.

Controls Group sales of $5.1 billion for the current fiscal year increased six percent from the prior year's $4.8 billion. North American sales were eight percent above the prior year, driven by new facility management and systems installation contract activity. Controls Group sales in Europe rose 24 percent over the prior year, reflecting the acquisition of a systems and services business in Europe in the third quarter of fiscal 2001 (see Note 1 to the Consolidated Financial Statements), new facility management contract activity and the favorable effects of currency translation. Segment sales in other geographic markets were down 31 percent compared to the prior year, due primarily to the deconsolidation of a Japanese facility management services joint venture in the fourth quarter of 2001 and the negative effects of currency translation. Orders of installed control systems for the year ended September 30, 2002 exceeded the prior year and were strongest from the North American education, healthcare and U.S. Federal Government sectors.

Management anticipates Automotive Systems Group sales in fiscal 2003 to exceed fiscal 2002 by 5 to 10 percent, assuming automotive industry production in North America declines slightly from the 2002 level of 16.3 million vehicles and European automotive industry production increases slightly. The projected segment results reflect new automotive interiors programs in North America and Europe, continued growth in automotive battery sales and the Company's acquisition of the automotive battery business of Varta AG in Europe (see Note 16 to the Consolidated Financial Statements). At September 30, 2002, the Automotive Systems Group had an incremental backlog of new orders for its interior systems to be executed within the


JOHNSON CONTROLS, INC.

next fiscal year of approximately $1.0 billion. The automotive backlog is generally subject to a number of risks and uncertainties, such as related vehicle production volumes and the timing of related production launches.

Fiscal 2003 sales for the Controls Group segment are expected to increase approximately five percent compared to fiscal 2002. Higher sales of integrated control systems and continued growth in systems installation and technical service activity will be partially offset by lower facility management service revenues. At September 30, 2002, the unearned backlog of installed control systems contracts (excluding service contracts) was $1.65 billion, the majority of which will be executed within the next fiscal year. The increase from the prior year's $1.49 billion was primarily due to increased orders in the North American new construction and existing buildings markets.

OPERATING INCOME Consolidated operating income of $1.1 billion for fiscal 2002 was nine percent above the prior year's $1.0 billion. Both of the Company's segments contributed to the higher earnings, with the majority of the increase attributable to the Automotive Systems Group.

The Automotive Systems Group's operating income rose to $863 million, 11 percent above the prior year's $780 million. The majority of the segment's increase was due to a higher gross profit percentage in North America, resulting from operational efficiencies associated with quality improvements and cost reductions including the benefits of the Company's continued Six Sigma projects. In Europe, the increase in operating income associated with the current year's automotive electronics business acquisition was more than offset by higher cost of sales due to new program launches and higher selling, general and administrative (SG&A) expenses resulting from additional engineering in the current year. South American automotive operations incurred a small loss due to reduced customer production schedules. Operating income in Asia was above the prior year as a result of significant cost reduction initiatives in Japan.

Operating income for the Controls Group of $259 million was three percent above the prior year amount of $252 million. The increase in operating income resulting from higher sales in the current year was partially offset by the resolution of scope issues on certain facility management contracts and increased SG&A expenses involving higher systems integration and marketing costs.

For 2003, the Automotive Systems Group's operating income as a percentage of sales is expected to approximate the 2002 level. Improvements in operational efficiencies are expected to be offset by increased healthcare, pension and insurance costs. In addition, the Company anticipates higher launch costs and expenses related to manufacturing facility changes. The Automotive Systems Group has supply agreements with certain of its customers that provide for annual productivity price reductions and, in some instances, for the recovery of material and labor cost increases. The segment has historically been able to significantly offset any sales price changes with cost reductions from design changes, productivity improvements and similar programs with its own suppliers.

                              [NET SALES BARCHART]

Management anticipates Controls Group operating income as a percentage of sales will increase slightly in fiscal 2003. This expectation is based on growth in higher margin controls offerings which will more than offset increased healthcare, pension and insurance costs.

OTHER INCOME/EXPENSE Interest expense less interest income of $110 million was level with the prior year as the impact of slightly higher debt levels was offset by the current year's lower rates. Equity income of $38 million was $6 million above the prior year. Higher earnings from automotive interior systems joint ventures in Europe and Asia were partially offset by lower results at certain North American interior systems joint ventures and Controls Group joint ventures in Asia. Miscellaneous - net expense of $44 million increased from $16 million in the prior year. The additional expense in 2002 reflects the current year's foreign currency related charges and a net loss on asset disposals.

PROVISION FOR INCOME TAXES The effective income tax rate for the year ended September 30, 2002 was 34.6 percent compared with last year's 36.6 percent. The effective rate for the fiscal year approximated the combined domestic federal and state statutory rate reduced by lower foreign effective rates resulting from the benefits of global tax planning initiatives. The Company expects the effective tax rate in fiscal 2003 to decline to 31.0 percent as the Company continues to benefit from global tax planning initiatives.






                                                          JOHNSON CONTROLS, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   CONTINUED

MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES Minority interests in net earnings of subsidiaries were $58 million compared with the prior year's $53 million. Higher earnings from Automotive Systems Group subsidiaries in North America and Europe were partially offset by the effects of the deconsolidation of a Controls Group joint venture in Japan during the fourth quarter of fiscal 2001 and the acquisition of the remaining interest in Yokogawa Johnson Controls Corporation (See Note 1 to the Consolidated Financial Statements) in the third quarter of fiscal 2002.

NET INCOME Net income rose 11 percent in 2002 to $601 million as a result of increased operating income and the reduced effective income tax rate, partially offset by higher miscellaneous - net expense. Diluted earnings per share for fiscal 2002 were $6.35, 10 percent above the prior year's $5.79.


Fiscal 2001 Compared to Fiscal 2000

SALES Consolidated net sales for fiscal 2001 rose to $18.4 billion, an increase of seven percent compared with the prior year's $17.2 billion. The effect of currency translation, primarily associated with the euro, reduced consolidated net sales by four percent, or approximately $600 million.

Automotive Systems Group sales for the year ended September 30, 2001 were $13.6 billion, seven percent higher than the prior year's sales of $12.7 billion. Automotive interior systems sales in North America declined by one percent, the result of significantly lower vehicle production schedules in 2001. New automotive interiors programs and customer diversification helped mitigate the Company's exposure to the 11 percent decline in the North American industry's light vehicle production. Sales of automotive batteries rose nine percent, with growth generated by contracts with new aftermarket customers and increased demand from existing customers in the battery replacement market. Automotive interior systems sales in Europe were seven percent lower than the prior year due to the negative effect of currency translation. In local currency terms, European sales increased approximately five percent, reflecting new programs and increased volume. The segment benefited from the acquisition of a seating subsidiary in Japan in September 2000 (see Note 1 to the Consolidated Financial Statements), which contributed sales of approximately $1.1 billion, and from modestly higher seating sales in other geographic markets.

Controls Group sales of $4.8 billion for 2001 were nine percent higher than the prior year's $4.4 billion. Before the negative effect of currency translation, segment sales were 12 percent above the prior year. Segment sales in North America increased approximately eight percent, attributable to additional demand for installed control systems and facility management services. European sales were approximately 23 percent higher, reflecting both the addition of a systems and services business in Europe (see Note 1 to the Consolidated Financial Statements) and new contracts for facility management services. Segment sales in other geographic markets declined eight percent, the result of the deconsolidation of a Japanese facility management services joint venture in the fourth quarter of 2001. Installed control systems orders for the period ended September 30, 2001 exceeded the prior year, attributable to growth in the North American and Asian markets.

OPERATING INCOME Consolidated operating income of $1.0 billion for fiscal 2001 was level with the prior year as a decline in automotive results was offset by an increase in Controls Group operating income.

Automotive Systems Group operating income was $780 million, declining five percent from the prior year's $822 million. The segment decrease was attributable to a reduced gross profit percentage in the North American market for automotive interior systems. The decline was due to fiscal 2001's lower light vehicle production level, which affected many of the Company's more mature programs, and associated customer-dictated irregular production schedules. The effect of the production cutback was partly alleviated by the Company's aggressive cost control efforts. Initiatives such as plant closures and consolidations, the expanded deployment of shared service centers and implementation of Six Sigma processes, combined to significantly reduce SG&A expenses. European operating income declined due to the negative effect of currency translation and a slightly lower gross profit percentage attributable to costs associated with new programs. These factors were partially offset by increases in operating income associated with automotive battery sales in North America, the addition of the Japanese seating manufacturer and the elimination of losses associated with automotive interiors operations in South America.

JOHNSON CONTROLS, INC.

Operating income for the Controls Group reached $252 million, rising 20 percent over the prior year's $209 million. This significant increase, and the improved operating income percentage, reflects higher volume and ongoing cost control efforts, which resulted in decreased SG&A expenses as a percentage of sales. The majority of the year's increase was attributable to the segment's installed control systems operations in North America.

OTHER INCOME/EXPENSE Net interest expense of $110 million was slightly lower than the prior year, as the current year's lower interest rates offset the effect of moderately higher debt levels. Equity income of $32 million exceeded the prior year total by $5 million due, in part, to increased earnings from Automotive Systems Group joint ventures, particularly those in the Asian markets. Miscellaneous - net expense decreased $9 million in fiscal 2001 compared to the prior year, as the current period's miscellaneous expenses were partially offset by a net gain on asset disposals.

PROVISION FOR INCOME TAXES The effective income tax rate was 36.6 percent for the year ended September 30, 2001 compared with last year's 37.6 percent. The effective rate for the fiscal year approximated the combined domestic federal and state statutory rate, with the effects of higher foreign effective rates largely offset by the benefits of global tax reduction initiatives.

MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES Minority interests in net earnings of subsidiaries were $53 million compared with the prior year's $44 million. Approximately three-quarters of the increase was attributable to improved results from Automotive Systems Group subsidiaries, including those in Asia and Europe.

NET INCOME The Company's net income of $542 million for fiscal 2001 exceeded the prior year's $531 million. Fiscal 2001's higher deduction for minority interests in net earnings of subsidiaries was offset by increased equity earnings and the reduced effective income tax rate. Diluted earnings per share increased to $5.79 compared with the prior year's $5.73. Fiscal 2001 results were reduced by $.12 per diluted share associated with unfavorable currency translation.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

Capital expenditures were $496 million in fiscal 2002, down from $621 million and $547 million in 2001 and 2000, respectively. Consistent with the prior years, the majority of the 2002 expenditures were associated with the Automotive Systems Group. In fiscal 2002, capital expenditures associated with the Automotive Systems Group related to new customer programs and cost reduction projects. Controls Group spending was primarily focused on information and building systems technology. The lower spending in 2002 was mainly due to the timing of expenditures and spending efficiencies within the Automotive Systems Group in North America and Europe. Management has projected capital expenditures to approximate $550-$600 million in fiscal 2003. The majority of the spending is again expected to be focused on the Automotive Systems Group.

                          [OPERATING INCOME BAR CHART]

Goodwill was $2.8 billion at September 30, 2002, $507 million higher than the prior year. The increase was primarily associated with the acquisitions of the automotive electronics business of Sagem, Hoppecke and the remaining interest in Yokogawa Johnson Controls Corporation (see Note 1 to the Consolidated Financial Statements).

Investments in partially-owned affiliates of $347 million were approximately $47 million greater than the prior year. The majority of the increase is attributable to equity income earned by Automotive System Group joint ventures and an additional automotive interiors investment in North America, partially offset by dividend distributions.


                                                          JOHNSON CONTROLS, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL AND CASH FLOW The Company's working capital was $140 million at September 30, 2002, compared with a negative $36 million one year ago. The increase in working capital primarily reflects the net impact of the Company's lower short-term debt levels at September 30, 2002 and a reduction in cash and cash equivalents from the prior year. Working capital, excluding cash and debt, of $23 million was approximately level with the prior year amount of $15 million. The Company continued to generate strong operating cash flows, with operations providing cash of $989 million and $973 million in 2002 and 2001, respectively.

CAPITALIZATION Total capitalization of $5.5 billion at September 30, 2002 included short-term debt of $0.1 billion, long-term debt (including the current portion) of $1.9 billion and shareholders' equity of $3.5 billion. The Company's total capitalization was $4.8 billion at September 30, 2001. Despite the additional debt associated with the European acquisitions in fiscal 2002, continued strong operating cash flows and lower capital spending allowed the Company to reduce total debt as a percentage of total capitalization at the end of fiscal 2002 to 36 percent from 38 percent one year ago. By the end of fiscal 2003, the Company expects total debt as a percentage of total capitalization to further decline to approximately 31 percent.

In November 2001, the Company refinanced its commercial paper borrowings attributable to the acquisitions of an automotive electronics business and a battery business (See Note 1 to the Consolidated Financial Statements) by issuing a total of $600 million of variable and five percent fixed rate notes under the Company's shelf registration statement on file with the Securities and Exchange Commission. Variable rate notes in the amount of $250 million, with interest equal to the three-month LIBOR rate plus 60 basis points, mature in November 2003. The five percent fixed rate notes in the amount of $350 million are due in November 2006.

Due to the strong operating cash flows, the Company prepaid long-term euro-denominated bank debt totaling $184 million during the third and fourth quarters of fiscal 2002. The euro-denominated bank debt was retired at book value and without penalty.

In March 2002, the Company renewed its existing one-year $500 million revolving credit facility for an additional year. The Company also has a five-year $500 million revolving credit facility which expires in March 2006.

At September 30, 2002, the Company had approximately $575 million available under its shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt and equity instruments may be issued.

The Company is party to certain synthetic leases which qualify as operating leases for accounting purposes. The lease contracts, totaling approximately $80 million, are associated with the financing of the Company's aircraft. The Company believes the estimated fair market value is in excess of the remaining lease obligations. The earliest maturity is September 2006, and each lease is renewable at the Company's option.

The Company believes its capital resources and liquidity position at September 30, 2002 were adequate to meet projected needs. Requirements for working capital, capital expenditures, dividends, pension fund contributions, debt maturities and acquisitions in fiscal 2003 will continue to be funded from operations, supplemented by short- and long-term borrowings, if required. Financing for the acquisition of Varta (see Note 16 to the Consolidated Financial Statements) will be with short-term debt.

The Company is in compliance with all covenants and other requirements set forth in its credit agreements and indentures. None of the Company's debt agreements require accelerated repayment in the event of a decrease in credit ratings. Currently, the Company has ample liquidity and full access to the capital markets. Given the Company's credit ratings from Moody's (A2), Fitch (A), and Standard & Poors (A-), the Company believes multiple downgrades, or a single downgrade over multiple levels, would be necessary before its access to the commercial paper markets would be limited. The Company has a combined availability of $1.0 billion under its revolving credit facilities to meet commercial paper maturities and operating needs.

JOHNSON CONTROLS, INC.

A summary of the Company's significant contractual obligations and other commercial commitments as of September 30, 2002 are as follows:

                                                    2004      2006     After
In millions                      Total     2003    -2005     -2007      2007
------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
Long-term debt (including
  capital lease obligations)*   $1,867     $ 40     $561      $496      $770
Operating leases                   486      116      165       156        49
Unconditional purchase
  obligations**                     --       --       --        --        --
------------------------------------------------------------------------------
Total contractual
  cash obligations              $2,353     $156     $726      $652      $819
------------------------------------------------------------------------------

* See "Capitalization" for additional information related to the Company's long-term debt.
** There were no unconditional purchase obligations other than those related to inventory and property, plant and equipment purchases in the ordinary course of business which management believes are immaterial.

                                                    2004      2006     After
In millions                      Total     2003    -2005     -2007      2007
------------------------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS
Lines of credit*                $   --     $ --     $ --     $  --   $    --
Standby letters of credit           66       56       10        --        --
Guarantees**                        52       19        6        --        27
------------------------------------------------------------------------------
Total commercial
  commitments                   $  118     $ 75     $ 16     $  --   $    27
------------------------------------------------------------------------------

* At September 30, 2002, the Company had $1.0 billion of committed lines of credit available for support of outstanding commercial paper. There were no draws on the lines as of September 30, 2002.
** Guarantees primarily represent the Company's portion of guaranteed debt of certain unconsolidated affiliates.


CRITICAL ACCOUNTING POLICIES

The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (U.S.
GAAP). This requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. The following policies are considered by management to be the most critical in understanding the judgments that are involved in the preparation of the Company's Consolidated Financial Statements and the uncertainties that could impact the Company's results of operations, financial condition and cash flows.

REVENUE RECOGNITION The Company recognizes revenue from long-term systems installation contracts of the Controls Group over the contractual period under the percentage-of-completion (POC) method of accounting. Under this method, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Cost and earnings in excess of billings on uncompleted contracts." Likewise, contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. The Company continually evaluates all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting. In all other cases, the Company recognizes revenue at the time products are shipped and title passes to the customer or as services are performed.

                [CASH FLOW FORM CONTINUING OPERATIONS BAR CHART]

GOODWILL AND OTHER INTANGIBLE ASSETS The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001. Under SFAS No. 142, goodwill is no longer amortized; however, it must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. The Company is subject to financial statement risk to the extent that goodwill and indefinite-lived intangible assets become impaired.

EMPLOYEE BENEFIT PLANS The Company provides a range of benefits to its employees and retired employees, including pensions and postretirement healthcare. The Company records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions such as discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The expected return on plan assets is based on the Company's expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the


                                                          JOHNSON CONTROLS, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   CONTINUED

assumptions based on current rates and trends when appropriate. As required by U.S. GAAP, the effects of the modifications are recorded currently or amortized over future periods. Based on information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable.

INCOME TAXES The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance that represents foreign operating loss carryforwards for which utilization is uncertain. Management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against the Company's net deferred tax assets. The valuation allowance would need to be adjusted in the event future taxable income is materially different than amounts estimated. The Company does not provide taxes on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.


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

The Company hedges 70 to 90 percent of its known foreign exchange transactional exposures. The Company primarily enters into foreign currency exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables. Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. The Company also selectively hedges anticipated transactions that are subject to foreign exchange exposure, primarily with foreign currency exchange contracts, which are designated as cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The Company generally finances its foreign operations with local, non-U.S. dollar debt. The foreign currency-denominated debt serves as a natural hedge of the foreign operations' net asset positions. The Company has also entered into several foreign currency-denominated debt obligations and cross-currency interest rate swaps to hedge portions of its net investments in Europe and Japan. The currency effects of the debt obligations are reflected in the accumulated other comprehensive income (loss) account within shareholders' equity where they offset gains and losses recorded on the net investments in Europe and Japan.

SENSITIVITY ANALYSIS The following table indicates the total U.S. dollar equivalents of net foreign exchange contracts (hedging transactional exposure) and non-functional currency denominated debt and cross-currency interest rate swaps (hedging translation exposure) outstanding by currency and the corresponding impact on the value of these instruments assuming a 10 percent appreciation/depreciation of the respective currencies. The resulting functional currency gains and losses are translated at the U.S. dollar spot rate on September 30, 2002.

JOHNSON CONTROLS, INC.

As previously noted, the Company's policy prohibits the trading of financial instruments for profit. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on the underlying receivables, payables and net investments in foreign subsidiaries described above.

In millions                                           September 30, 2002
------------------------------------------------------------------------------------------------
                               Financial Instruments                      Foreign Exchange
                              Designated as Hedges of:                    Gain/(Loss) from:
                            --------------------------               ---------------------------
                            Transactional  Translation     Net            10%           10%
                                Foreign      Foreign    Amount of    Appreciation  Depreciation
                               Exposure      Exposure  Instruments      of the        of the
                                 Long/        Long/       Long/       Functional    Functional
CURRENCY                        (Short)      (Short)     (Short)       Currency      Currency
------------------------------------------------------------------------------------------------
(U.S. DOLLAR EQUIVALENTS)

euro                              $(538)       $(660)     $(1,198)        $(120)          $120
Japanese yen                          4         (192)        (188)          (19)            19
Mexican peso                        143           --          143            14            (14)
Czech Republican
  koruna                             51           --           51             5             (5)
Swiss franc                          23           --           23             2             (2)
Swedish krona                       (17)          --          (17)           (2)             2
British pound                       (13)          --          (13)           (1)             1
Other                               (23)          --          (23)           (2)             2
------------------------------------------------------------------------------------------------
Total                             $(370)       $(852)     $(1,222)        $(123)          $123
------------------------------------------------------------------------------------------------

INTEREST RATES The Company's earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to short-term money market rates. The Company, as needed, uses interest rate swaps to modify its exposure to interest rate movements. In accordance with SFAS No. 133, the swaps qualify and are designated as cash flow hedges or fair value hedges. A 10 percent increase or decrease in the average cost of the Company's variable rate debt, including outstanding swaps, would result in a change in pre-tax interest expense of approximately $3 million.


FUTURE ACCOUNTING CHANGES

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121. The statements are effective for the Company on October 1, 2002. The impact of these statements upon adoption is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, costs associated with an exit or disposal activity should be recognized and measured at their fair value in the period in which the liability is incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of the statement will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact of this statement.

                 [TOTAL DEBT TO TOTAL CAPITALIZATION BARCHART]

In fiscal 2003, the Company will voluntarily adopt the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As required by the statement, expensing of options will be prospective, with expense in 2003 relating only to options granted during the period. The adoption is expected to reduce diluted earnings per share for fiscal 2003 by approximately $.05, which represents the pro rata portion of the 2003 grant earned during the three-year vesting period.


ENVIRONMENTAL, HEALTH AND SAFETY AND OTHER MATTERS

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

The Company has expended substantial resources globally, both financial and managerial, to comply with applicable Environmental Laws and Worker Safety Laws, and to protect the environment and workers. The Company believes it is in substantial compliance with such laws and maintains procedures designed to foster and ensure compliance. However, the Company has been, and in the future may become, the subject of formal or informal enforcement actions or proceedings regarding noncompliance with such laws or the remediation of Company-related substances released into the environment. Such matters typically are resolved by negotiation with regulatory authorities resulting in commitments to compliance, abatement or remediation programs and in some cases payment of penalties. Historically, neither such commitments nor penalties imposed on the Company have been material.


                                                          JOHNSON CONTROLS, INC.

                     MANAGEMENT 'S DISCUSSION AND ANALYSIS
                                   CONTINUED

Environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 2002 related solely to environmental compliance were not material. Environmental remediation, compliance and management expenses incurred by the Company were approximately $11 million and $10 million in 2002 and 2001, respectively. The accrued liability of approximately $32 million at September 30, 2002 relating to environmental matters increased from $28 million one year ago. A charge to income is recorded when it is probable that a liability has been incurred and the cost can be reasonably estimated. The Company's environmental liabilities do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental remediation activities at sites where the Company may be potentially liable, future expenses to remediate identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental remediation matters can be determined at this time, the Company does not expect that these matters will have a material adverse effect on its financial position, results of operations or cash flows.

In March 2002, an unfavorable verdict was rendered in a lawsuit involving a Mexican lead supplier. After a jury trial, a Texas trial court entered judgment against the Company in this matter and awarded damages to the plaintiff in the amount of approximately $22 million, plus interest and attorney fees. The Company and its legal counsel believe that the verdict against the Company in the trial court was incorrect and that it will be reversed on appeal. While it is not possible to ascertain the ultimate legal and financial liability with respect to this lawsuit, the Company believes that the amount of such liability, if any, in excess of amounts provided, will not have a material impact on the Company's financial position, results of operations or cash flows.


CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

The Company has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future risks in the "Risk Management" section of this document and those preceded by, following or that include the words "believes," "expects," "anticipates," "projects" or similar expressions. For those statements, the Company cautions that the numerous important factors discussed elsewhere in this document and in the Company's Form 8-K filing (dated November 12, 2002), could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

QUARTERLY FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------------------
In millions, except per share data; unaudited          First           Second             Third           Fourth          Full
YEAR ENDED SEPTEMBER 30,                              Quarter          Quarter           Quarter          Quarter         Year
---------------------------------------------------------------------------------------------------------------------------------
2002
Net sales                                           $ 4,817.7        $ 4,810.5         $ 5,257.0        $ 5,218.2      $ 20,103.4
Gross profit                                            676.3            644.1             748.0            778.5         2,846.9
Net income                                              119.9            114.8             175.3            190.5           600.5
Earnings per share
   Basic                                                 1.35             1.27              1.96             2.13            6.71
   Diluted                                               1.27             1.21              1.85             2.02            6.35
---------------------------------------------------------------------------------------------------------------------------------
2001
Net sales                                           $ 4,454.4        $ 4,601.6         $ 4,722.1        $ 4,649.1      $ 18,427.2
Gross profit                                            640.0            621.2             676.1            666.7         2,604.0
Net income (As Reported)                                102.5             83.0             136.5            156.3           478.3
Net income (Adjusted)*                                  118.2             99.0             152.6            171.9           541.7
Earnings per share (As Reported)
   Basic                                                 1.16             0.94              1.54             1.77            5.41
   Diluted                                               1.10             0.89              1.45             1.67            5.11
Earnings per share (Adjusted)*
   Basic                                                 1.35             1.12              1.73             1.94            6.14
   Diluted                                               1.27             1.06              1.62             1.84            5.79
---------------------------------------------------------------------------------------------------------------------------------

* The adjusted information is presented as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 2000. Results have been adjusted to exclude goodwill amortization expense and the related income tax effect.


JOHNSON CONTROLS, INC.

                        CONSOLIDATED STATEMENT OF INCOME

In millions, except per share data
---------------------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                                                    2001                        2000
                                                                 ----------------------------------------------------------
                                                         2002       Adjusted*   As Reported     Adjusted*   As Reported
                                                    -----------------------------------------------------------------------
Net sales                                            $ 20,103.4    $ 18,427.2    $ 18,427.2    $ 17,154.6    $ 17,154.6

Cost of sales                                          17,256.5      15,823.2      15,823.2      14,560.1      14,560.1
                                                    -----------------------------------------------------------------------
   Gross profit                                         2,846.9       2,604.0       2,604.0       2,594.5       2,594.5

Selling, general and administrative expenses            1,724.9       1,572.1       1,642.9       1,563.0       1,629.5
                                                    -----------------------------------------------------------------------

   Operating income                                     1,122.0       1,031.9         961.1       1,031.5         965.0
                                                    -----------------------------------------------------------------------

Interest income                                            11.9          19.4          19.4          16.1          16.1

Interest expense                                         (122.3)       (129.4)       (129.4)       (127.6)       (127.6)

Equity income                                              37.9          31.8          31.8          26.6          26.6

Miscellaneous - net                                       (43.5)        (15.8)        (15.8)        (24.4)        (24.4)
                                                    -----------------------------------------------------------------------
   Other income (expense)                                (116.0)        (94.0)        (94.0)       (109.3)       (109.3)
                                                    -----------------------------------------------------------------------
Income before income taxes and minority interests       1,006.0         937.9         867.1         922.2         855.7

Provision for income taxes                                347.6         342.9         335.5         346.5         338.9

Minority interests in net earnings of subsidiaries         57.9          53.3          53.3          44.4          44.4
                                                    -----------------------------------------------------------------------

Net income                                           $    600.5    $    541.7    $    478.3    $    531.3    $    472.4
                                                    -----------------------------------------------------------------------

Earnings available for common shareholders           $    592.8    $    532.9    $    469.5    $    521.5    $    462.6
                                                    -----------------------------------------------------------------------

Earnings per share

   Basic                                             $     6.71    $     6.14    $     5.41    $     6.09    $     5.40

   Diluted                                           $     6.35    $     5.79    $     5.11    $     5.73    $     5.09
---------------------------------------------------------------------------------------------------------------------------

* The adjusted information is presented as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 1999. Results have been adjusted to exclude goodwill amortization expense ($70.8 million and $66.5 million in fiscal years 2001 and 2000, respectively) and the related income tax effect.

The accompanying notes are an integral part of the financial statements.


                                                          JOHNSON CONTROLS, INC.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In millions, except par value and share data

SEPTEMBER 30,                                                                 2002         2001
                                                                          ------------------------
ASSETS

Cash and cash equivalents                                                  $   262.0    $   374.6

Accounts receivable, less allowance for doubtful accounts
 of $44.8 and $28.1, respectively                                            3,064.3      2,673.4

Costs and earnings in excess of billings on uncompleted contracts              333.4        254.9

Inventories                                                                    653.6        577.6

Other current assets                                                           632.9        663.5
                                                                          ------------------------
   Current assets                                                            4,946.2      4,544.0
                                                                          ------------------------
Property, plant and equipment - net                                          2,445.5      2,379.8

Goodwill - net                                                               2,754.6      2,247.3

Other intangible assets - net                                                  243.5        135.9

Investments in partially-owned affiliates                                      347.4        300.5

Other noncurrent assets                                                        428.1        304.0
                                                                          ------------------------
Total assets                                                               $11,165.3    $ 9,911.5
                                                                          ------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt                                                            $   105.3    $   379.9

Current portion of long-term debt                                               39.9         45.3

Accounts payable                                                             2,789.1      2,437.3

Accrued compensation and benefits                                              506.6        436.3

Accrued income taxes                                                           182.7        137.8

Billings in excess of costs and earnings on uncompleted contracts              190.8        163.0

Other current liabilities                                                      991.8        980.1
                                                                          ------------------------
   Current liabilities                                                       4,806.2      4,579.7
                                                                          ------------------------
Long-term debt                                                               1,826.6      1,394.8

Postretirement health and other benefits                                       170.5        162.5

Minority interests in equity of subsidiaries                                   189.0        207.3

Other noncurrent liabilities                                                   673.3        581.8
                                                                          ------------------------
   Long-term liabilities                                                     2,859.4      2,346.4
                                                                          ------------------------
Preferred stock, $1.00 par value
   shares authorized: 2,000,000
   shares issued and outstanding: 2002 - 202.646; 2001 - 240.716               103.8        123.2

Common stock, $.16 2/3 par value
   shares authorized: 300,000,000
   shares issued: 2002 - 89,594,686; 2001 - 89,078,471                          14.9         14.8

Capital in excess of par value                                                 690.0        646.1

Retained earnings                                                            2,994.0      2,517.9

Treasury stock, at cost (2002 - 714,637 shares; 2001 - 1,579,636 shares)       (12.0)       (25.6)

Employee stock ownership plan - unearned compensation                          (44.6)       (63.3)

Accumulated other comprehensive loss                                          (246.4)      (227.7)
                                                                          ------------------------
   Shareholders' equity                                                      3,499.7      2,985.4
                                                                          ------------------------
Total liabilities and shareholders' equity                                 $11,165.3    $ 9,911.5
                                                                          ------------------------

The accompanying notes are an integral part of the financial statements.

JOHNSON CONTROLS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

In millions

SEPTEMBER 30,                                                                          2002        2001        2000
                                                                                     ---------------------------------
OPERATING ACTIVITIES

Net income                                                                           $  600.5    $  478.3    $  472.4

Adjustments to reconcile net income to cash provided by operating activities

   Depreciation                                                                         499.4       433.7       385.3

   Amortization of intangibles*                                                          17.4        82.2        76.5

   Equity in earnings of partially-owned affiliates, net of dividends received          (17.1)       (6.9)      (12.8)

   Deferred income taxes                                                                 (7.4)       66.6        56.3

   Minority interests in net earnings of subsidiaries                                    57.9        53.3        44.4

   Other                                                                                (39.1)      (40.6)      (11.7)

   Changes in working capital, excluding acquisition and divestiture of businesses

      Receivables                                                                      (272.6)     (298.6)     (199.9)

      Inventories                                                                        10.5         0.9       (39.3)

      Other current assets                                                               24.6       137.2       (69.3)

      Accounts payable and accrued liabilities                                           56.3        73.5       173.9

      Accrued income taxes                                                               34.4        (1.1)      (98.7)

      Billings in excess of costs and earnings on uncompleted contracts                  24.2        (5.5)       13.2
                                                                                    ----------------------------------
         Cash provided by operating activities                                          989.0       973.0       790.3
                                                                                    ----------------------------------
INVESTING ACTIVITIES

Capital expenditures                                                                   (496.2)     (621.5)     (546.7)

Sale of property, plant and equipment                                                    54.1       141.0        42.5

Acquisition of businesses, net of cash acquired                                        (644.7)     (231.1)      (80.9)

Divestiture of business                                                                    --          --        75.0

Changes in long-term investments - net                                                    5.2       (48.8)      (72.3)
                                                                                    ----------------------------------
         Cash used by investing activities                                           (1,081.6)     (760.4)     (582.4)
                                                                                    ----------------------------------
FINANCING ACTIVITIES

Decrease in short-term debt - net                                                      (304.9)      (85.2)      (39.6)

Increase in long-term debt                                                              638.8       241.9       125.9

Repayment of long-term debt                                                            (249.0)     (157.0)     (168.0)

Payment of cash dividends                                                              (125.3)     (117.6)     (106.2)

Other                                                                                    28.4        20.7        (4.5)
                                                                                    ----------------------------------
         Cash used by financing activities                                              (12.0)      (97.2)     (192.4)
                                                                                    ----------------------------------
Effect of exchange rate changes on cash and cash equivalents                             (8.0)      (16.4)      (16.1)
                                                                                    ----------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                     $ (112.6)   $   99.0    $   (0.6)
----------------------------------------------------------------------------------------------------------------------

* The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001 and accordingly no longer amortizes goodwill. Goodwill amortization included in 2001 and 2000 was $70.8 million and $66.5 million, respectively.

The accompanying notes are an integral part of the financial statements.

                                                          JOHNSON CONTROLS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                  Employee
                                                                    Stock
                                                                  Ownership            Capital                         Accumulated
                                                                    Plan -                in                 Treasury     Other
                                                       Preferred   Unearned    Common  Excess of   Retained    Stock,  Comprehensive
In millions, except per share data           Total       Stock   Compensation   Stock  Par Value   Earnings   at Cost  Income (Loss)
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 1999                       $2,270.0   $  134.7     $(94.8)    $ 14.6    $576.1    $1,793.1    $(38.5)   $(115.2)
Comprehensive income:
  Net income                                   472.4         --         --         --        --       472.4        --         --
   Foreign currency translation adjustments    (89.8)        --         --         --        --          --        --      (89.8)
   Minimum pension liability adjustment         (2.0)        --         --         --        --          --        --       (2.0)
                                            --------
     Other comprehensive loss                  (91.8)
                                            --------
  Comprehensive income                         380.6
Reduction of guaranteed ESOP debt               14.8         --       14.8         --        --          --        --         --
Cash dividends
  Series D preferred ($3.97 per
   one ten-thousandth of a share),
   net of $0.4 million tax benefit              (9.8)        --         --         --        --        (9.8)       --         --
  Common ($1.12 per share)                     (96.0)        --         --         --        --       (96.0)       --         --
Other, including options exercised              16.5       (5.7)        --        0.1      17.0        (0.2)      5.3         --
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 2000                        2,576.1      129.0      (80.0)      14.7     593.1     2,159.5     (33.2)    (207.0)
Comprehensive income:
  Net income                                   478.3         --         --         --        --       478.3        --         --
   Foreign currency translation adjustments    (12.9)        --         --         --        --          --        --      (12.9)
   Realized and unrealized gains/losses
    on derivatives                              (2.0)        --         --         --        --          --        --       (2.0)
   Minimum pension liability adjustment         (5.8)        --         --         --        --          --        --       (5.8)
                                            --------
    Other comprehensive loss                   (20.7)
                                            --------
  Comprehensive income                         457.6
Reduction of guaranteed ESOP debt               16.7         --       16.7         --        --          --        --         --
Cash dividends
  Series D preferred ($3.97 per
   one ten-thousandth of a share),
   net of $1.0 million tax benefit              (8.8)        --         --         --        --        (8.8)       --         --
  Common ($1.24 per share)                    (107.8)        --         --         --        --      (107.8)       --         --
Other, including options exercised              51.6       (5.8)        --        0.1      53.0        (3.3)      7.6         --
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 2001                        2,985.4      123.2      (63.3)      14.8     646.1     2,517.9     (25.6)    (227.7)
Comprehensive income:
  Net income                                   600.5         --         --         --        --       600.5        --         --
   Foreign currency translation adjustments     (1.6)        --         --         --        --          --        --       (1.6)
   Unrealized gains/losses on
    marketable securities                       11.1         --         --         --        --          --        --       11.1
   Realized and unrealized gains/losses
    on derivatives                             (10.9)        --         --         --        --          --        --      (10.9)
  Minimum pension liability adjustment         (17.3)        --         --         --        --          --        --      (17.3)
                                            --------
   Other comprehensive loss                    (18.7)
                                            --------
  Comprehensive income                         581.8
Reduction of guaranteed ESOP debt               18.7         --       18.7         --        --          --        --         --
Cash dividends
  Series D preferred ($3.97 per
   one ten-thousandth of a share),
   net of $0.9 million tax benefit              (7.7)        --         --         --        --        (7.7)       --         --
  Common ($1.32 per share)                    (116.7)        --         --         --        --      (116.7)       --         --
Other, including options exercised              38.2      (19.4)        --        0.1      43.9          --      13.6         --
------------------------------------------------------------------------------------------------------------------------------------
AT SEPTEMBER 30, 2002                       $3,499.7   $  103.8     $(44.6)    $ 14.9    $690.0    $2,994.0    $(12.0)   $(246.4)
------------------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.



JOHNSON CONTROLS, INC.

                        NOTES TO CONSOLIDATED STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Johnson Controls, Inc. and its majority-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated. Investments in partially-owned affiliates are accounted for by the equity method when the Company's interest exceeds 20 percent. Gains and losses from the translation of substantially all foreign currency financial statements are recorded in the accumulated other comprehensive income (loss) account within shareholders' equity. Certain prior year amounts have been reclassified to conform to the current year's presentation.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

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

PRE-PRODUCTION COSTS RELATED TO LONG-TERM SUPPLY ARRANGEMENTS The Company's policy for engineering, research and development, and other design and development costs related to products that will be sold under long-term supply arrangements requires such costs to be expensed as incurred. Customer reimbursements are recorded as a reduction of expense when reimbursement from the customer is contractually guaranteed. Costs for molds, dies, and other tools used to make products that will be sold under long-term supply arrangements are capitalized if the Company has title to the assets or has the non-cancelable right to use the assets during the term of the supply arrangement. Capitalized items, if specifically designed for a supply arrangement, are amortized over the term of the arrangement; otherwise, amounts are amortized over the estimated useful lives of the assets. The carrying values of assets capitalized in accordance with the foregoing policy are periodically reviewed for evidence of impairment. At September 30, 2002, approximately $66 million of costs for molds, dies and other tools were capitalized, which represented assets to which the Company had title. In addition, at September 30, 2002, the Company recorded as a current asset approximately $162 million of costs for molds, dies and other tools for which customer reimbursement is assured.

PROPERTY, PLANT AND EQUIPMENT The Company uses the straight-line method of depreciation for financial reporting purposes and accelerated methods for income tax purposes. The general range of useful lives for financial reporting is 10 to 50 years for buildings and improvements and 3 to 20 years for machinery and equipment.

GOODWILL AND OTHER INTANGIBLE ASSETS The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001. Under SFAS No.142, goodwill is no longer amortized; however, it must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. The Company is subject to financial statement risk in the event that goodwill and indefinite lived intangible assets become impaired.

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

In the first quarter of fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. The fair values of all derivatives are recorded in the statement of financial position. The change in a derivative's fair value is recorded each period in current earnings or accumulated other comprehensive income (OCI), depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.



                                                          JOHNSON CONTROLS, INC.

                        NOTES TO CONSOLIDATED STATEMENTS
                                   CONTINUED

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

CASH FLOW HEDGES The Company selectively hedges anticipated transactions that are subject to foreign exchange exposure, primarily using foreign currency exchange contracts. These instruments are designated as cash flow hedges in accordance with SFAS No. 133 and are recorded in the Consolidated Statement of Financial Position at fair value. The effective portion of the contracts' gains or losses due to changes in fair value are initially recorded as a component of accumulated OCI and are subsequently reclassified into earnings when the hedged transactions, typically sales and costs related to sales, occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates. The Company also selectively uses interest rate swaps to modify its exposure to interest rate movements and reduce borrowing costs. These swaps also qualify as cash flow hedges, with changes in fair value recorded as a component of accumulated OCI. Interest expense is recorded in earnings at the fixed rate set forth in the swap agreement.

For the years ended September 30, 2002 and 2001, the net amounts recognized in earnings due to ineffectiveness and amounts excluded from the assessment of hedge effectiveness were not material. The amount reported as realized and unrealized gains/losses on derivatives in the accumulated OCI account within shareholders' equity represents the net gain/loss on derivatives designated as cash flow hedges. The majority of the balance at September 30, 2002 will be recognized within the subsequent 12 months as the anticipated transactions occur.

FAIR VALUE HEDGES The Company had one interest rate swap outstanding at September 30, 2002 designated as a hedge of the fair value of a portion of a fixed-rate bond issued in connection with an October 2001 acquisition. Both the swap and the hedged portion of the debt are recorded in the Consolidated Statement of Financial Position. The change in fair value of the swap exactly offsets the change in fair value of the hedged debt, with no net impact on earnings.

NET INVESTMENT HEDGES The Company has cross-currency interest rate swaps and foreign currency-denominated debt obligations that are designated as hedges of the foreign currency exposure associated with its net investments in foreign operations. The currency effects of the debt obligations are reflected in the accumulated OCI account where they offset translation gains and losses recorded on the Company's net investments in Europe and Japan. The cross-currency interest rate swaps are recorded in the Consolidated Statement of Financial Position at fair value, with changes in value attributable to changes in foreign exchange rates recorded in the foreign currency translation adjustments component of accumulated OCI. Net interest payments or receipts from the interest rate swaps are recorded as adjustments to interest expense in earnings on a current basis. Net losses of approximately $25 million and $8 million associated with hedges of net investments in foreign operations were recorded in the accumulated OCI account for the periods ended September 30, 2002 and 2001, respectively.

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

FOREIGN CURRENCY TRANSLATION Substantially all of the Company's international operations use the respective local currency as the functional currency. Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period.

COMPREHENSIVE INCOME Comprehensive income is defined as the sum of net income and all other non-owner changes in equity. The components of the non-owner changes in equity (or accumulated other comprehensive loss) were as follows (net of tax):

In millions September 30,                              2002       2001
--------------------------------------------------------------------------
Foreign currency translation adjustments             $(216.1)    $(214.5)
Unrealized gains/losses on marketable securities        11.1          --
Realized and unrealized gains/losses on derivatives    (12.9)       (2.0)
Minimum pension liability adjustments                  (28.5)      (11.2)
--------------------------------------------------------------------------
Accumulated other comprehensive loss                 $(246.4)    $(227.7)
==========================================================================

JOHNSON CONTROLS, INC.

1 ACQUISITIONS

In fiscal 2002, the Company acquired several new businesses and purchased the remaining interests in certain businesses in which the Company previously held a majority ownership. These acquisitions, with an initial combined purchase price of approximately $645 million, were primarily financed with long-term debt (see
Note 7). The more significant of these acquisitions were as follows:

- Effective October 1, 2001, the Company completed the acquisition of the automotive electronics business of France-based Sagem SA (Sagem). The Sagem acquisition augments the Company's capabilities in vehicle electronics.

- Effective October 1, 2001, the Company completed the acquisition of the German automotive battery manufacturer Hoppecke Automotive GmbH & Co. KG (Hoppecke). Management believes Hoppecke provides new battery technologies that give the Company a leadership position in the development of the evolving 42-volt automotive electrical systems.

- In April 2002, the Company acquired the remaining 45% interest in Yokogawa Johnson Controls Corporation, a controls systems and services business in Japan. This acquisition supports the Company's strategy to expand the Controls Group business globally.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the dates of acquisition.

In millions
------------------------------------------------------------------
Current assets                                             $271.9
Property, plant and equipment - net                         107.8
Goodwill - net                                              444.3
Other intangible assets - net                               117.9
Other noncurrent assets                                      35.2
------------------------------------------------------------------
Total assets                                                977.1
------------------------------------------------------------------
Current liabilities                                         318.9
Long-term liabilities                                        13.5
------------------------------------------------------------------
Total liabilities                                           332.4
------------------------------------------------------------------
Net assets acquired                                        $644.7
==================================================================

Pro forma information to reflect these acquisitions has not been disclosed as the impact on consolidated net income is not material.

Goodwill of $381 million and $63 million was assigned to the Automotive Systems Group and the Controls Group segments, respectively. Approximately $235 million of the total goodwill acquired is expected to be deductible for tax purposes. Intangible assets of approximately $118 million having a weighted average useful life of 25 years were recorded in fiscal 2002. Intangible assets of $87 million and $31 million have been assigned to technology and customer relationships, respectively, having weighted average useful lives of approximately 17 and 36 years, respectively. The purchase price allocation may be adjusted in certain situations to reflect final appraisals and other studies.

The Company began formulating restructuring plans for Sagem and Hoppecke as of the acquisition dates. Accordingly, restructuring reserves of approximately $20 million have been established, primarily for expected employee severance. Three plants and facilities have been or will be closed or sold with expected workforce reductions of approximately 430 employees. Through September 30, 2002, approximately $3 million of employee severance costs associated with the restructuring plans were incurred or paid, and approximately 170 employees have been separated from the Company. The reserve balance at September 30, 2002 was approximately $17 million, and the remaining restructuring activities are expected to be completed within the next year.

In fiscal 2001, the Company acquired Gylling Optima Batteries AB, a manufacturer of spiral-wound lead-acid batteries, and MC International, a leader in refrigeration and air conditioning systems and services in Europe. These acquisitions had a combined purchase price of approximately $200 million.

Effective September 1, 2000, the Company acquired approximately 90% of the outstanding shares of Ikeda Bussan Co. Ltd. (Ikeda), a Japanese supplier of automotive seating systems and the primary supplier of seating systems to Nissan Motor Company. A share exchange to acquire the remaining shares of Ikeda was completed in the first quarter of fiscal 2002. As part of the initial acquisition, the Company paid approximately $70 million, plus the assumption of $115 million of debt. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $160 million at the date of acquisition, was recorded as goodwill. The operating results of Ikeda have been included in the Consolidated Statement of Income since October 1, 2000. As part of this acquisition, a restructuring reserve of approximately $54 million was recorded. The reserve was established for expected employee severance costs as the


                                                          JOHNSON CONTROLS, INC.

                        NOTES TO CONSOLIDATED STATEMENTS
                                   CONTINUED



Company eliminates certain non-core activities to focus on Ikeda's principal seating systems businesses. Seven plants and facilities have been or will be closed as part of the restructuring plan, with resulting workforce reductions of approximately 1,000 employees. Approximately $12 million and $10 million of employee severance costs associated with the restructuring plan were paid or incurred in fiscal 2001 and 2002, respectively. Through September 30, 2002, approximately 510 employees were separated from the Company. In fiscal 2002, the Company recorded an adjustment to the restructuring reserve of approximately $10 million, which resulted in a decrease to the goodwill assigned to the Automotive Systems Group of approximately $6 million. The reserve balance at September 30, 2002 totaled approximately $22 million, and the remaining restructuring activities are expected to be completed within the next year.


2 INVENTORIES

In millions SEPTEMBER 30,                      2002         2001
-------------------------------------------------------------------
Raw materials and supplies                    $361.2       $331.3
Work-in-process                                 80.4         77.2
Finished goods                                 242.5        203.8
-------------------------------------------------------------------
FIFO inventories                               684.1        612.3
LIFO reserve                                   (30.5)       (34.7)
-------------------------------------------------------------------
Inventories                                   $653.6       $577.6
===================================================================

Inventories valued by the LIFO method of accounting were approximately 39% and 42% of total inventories at September 30, 2002 and 2001, respectively.


3 PROPERTY, PLANT AND EQUIPMENT

In millions SEPTEMBER 30,                     2002          2001
-------------------------------------------------------------------
Buildings and improvements                 $1,349.2     $ 1,242.9
Machinery and equipment                     3,508.2       3,191.1
Construction in progress                      267.9         310.7
-------------------------------------------------------------------
                                            5,125.3       4,744.7
Land                                          231.3         223.8
-------------------------------------------------------------------
                                            5,356.6       4,968.5
Less accumulated depreciation              (2,911.1)     (2,588.7)
-------------------------------------------------------------------
Property, plant and equipment - net        $2,445.5     $ 2,379.8
===================================================================

Interest costs capitalized during 2002, 2001 and 2000 were $10.0 million, $10.5 million and $10.0 million, respectively.


4 GOODWILL AND OTHER INTANGIBLE ASSETS

Effective October 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill will no longer be amortized; however, it must be tested for impairment at least annually. Amortization will continue to be recorded for other intangible assets with determinable lives. The Company's financial statements include comparative adjusted information which assumes SFAS No. 142 had been adopted October 1, 1999.

The changes in the carrying amount of goodwill for the years ended September 30, 2001 and 2002 were as follows:

                                     Automotive       Controls
In millions                         Systems Group       Group          Total
--------------------------------------------------------------------------------
Balance as of September 30, 2000     $  1,934.8        $ 198.5      $  2,133.3
Goodwill from business acquisitions        42.4          152.7           195.1
Amortization                              (59.5)         (11.3)          (70.8)
Currency translation                       (7.6)          (2.7)          (10.3)
--------------------------------------------------------------------------------
Balance as of September 30, 2001     $  1,910.1        $ 337.2      $  2,247.3
Goodwill from business acquisitions       381.0           63.3           444.3
Currency translation                       65.7           13.6            79.3
Other                                     (16.3)          --             (16.3)
--------------------------------------------------------------------------------
Balance as of September 30, 2002     $  2,340.5        $ 414.1      $  2,754.6
================================================================================

See Note 1 for discussion of goodwill from business acquisitions during fiscal 2002.


The Company's other intangible assets, primarily from acquisitions, consisted of:

In millions SEPTEMBER 30,                    2002                                       2001
---------------------------------------------------------------------------------------------------------------
                              Gross                                      Gross
                             Carrying     Accumulated                   Carrying      Accumulated
                              Amount      Amortization      Net          Amount      Amortization        Net
---------------------------------------------------------------------------------------------------------------
Amortized
  intangible assets
    Patented
      technology             $  211.5       $ (58.4)     $  153.1       $  164.7       $ (45.8)       $  118.9
    Unpatented
      technology                 51.0          (4.0)         47.0            3.2          (1.0)            2.2
    Customer
      relationships              34.3          (1.3)         33.0           --            --              --
    Miscellaneous                 9.7          (5.4)          4.3            9.9          (3.4)            6.5
---------------------------------------------------------------------------------------------------------------
Total amortized
  intangible assets             306.5         (69.1)        237.4          177.8         (50.2)          127.6
Unamortized
  intangible assets
      Pension asset               6.1          --             6.1            8.3          --               8.3
---------------------------------------------------------------------------------------------------------------
Total unamortized
  intangible assets               6.1          --             6.1            8.3          --               8.3
---------------------------------------------------------------------------------------------------------------
Total intangible
  assets                     $  312.6       $ (69.1)     $  243.5       $  186.1        $(50.2)         $135.9
===============================================================================================================

See Note 1 for discussion of intangible assets acquired during fiscal 2002.

Amortization of other intangible assets was approximately $17 million and $13 million for the years ended September 30, 2002 and 2001, respectively. Excluding the impact of any future acquisitions, the Company anticipates that annual amortization of other intangible assets will approximate $20 million for each of the next five years.


JOHNSON CONTROLS, INC.

5 LEASES

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $83 million and $59 million at September 30, 2002 and 2001, respectively.

Other facilities and equipment are leased under arrangements that are accounted for as operating leases. Total rental expense was $197 million in 2002, $186 million in 2001 and $167 million in 2000.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 2002 were as follows:

                                              Capital     Operating
In millions                                    Leases       Leases
--------------------------------------------------------------------
2003                                           $17.4        $115.8
2004                                            16.4          94.2
2005                                            15.7          70.3
2006                                            12.2         123.7
2007                                             7.0          32.1
After 2007                                      52.0          49.5
--------------------------------------------------------------------
Total minimum lease payments                   120.7        $485.6
====================================================================
Interest                                        26.1
--------------------------------------------------------
Present value of net minimum lease payments    $94.6
========================================================


6 SHORT-TERM DEBT AND CREDIT AGREEMENTS

In millions SEPTEMBER 30,                      2002         2001
--------------------------------------------------------------------
Commercial paper                              $ --         $320.0
Bank borrowings                                105.3         59.9
--------------------------------------------------------------------
Short-term debt                               $105.3       $379.9
====================================================================
Weighted average interest rate on
  short-term debt outstanding                   3.98%        3.50%
====================================================================

At September 30, 2002, the Company had unsecured lines of credit available from banks totaling $1.7 billion. The lines of credit are subject to the usual terms and conditions applied by banks. Domestic lines of credit available for support of outstanding commercial paper averaged $1.1 billion during the year and were $1.0 billion at September 30, 2002.


7 LONG-TERM DEBT

In millions SEPTEMBER 30,                             2002          2001
--------------------------------------------------------------------------------
Unsecured notes
  6.06% due in 2003                                $      5.8   $     11.5
  Floating rate note due in 2004                        250.0         --
  5% due in 2007 ($350 million par value)               371.8         --
  6.3% due in 2008                                      175.0        175.0
  7.7% due in 2015                                      124.8        124.8
  7.125% due in 2017                                    149.1        149.1
  8.2% due in 2024                                      125.0        125.0
  6.95% due in 2046                                     125.0        125.0
Industrial revenue bonds due through 2015,
  net of unamortized discount of $0.6 million
  in 2002 and $0.9 million in 2001                       36.5         50.2
Guaranteed ESOP debt due in increasing annual
  installments through 2004 at an average
  interest rate of 7.06% (tied in part to LIBOR)         44.6         63.3

Capital lease obligations                                94.6         60.5
Foreign-denominated debt:
 euro                                                   214.1        368.1
 yen                                                    139.5        172.9
Other                                                    10.7         14.7
--------------------------------------------------------------------------------
Gross long-term debt                                  1,866.5      1,440.1
Less current portion                                     39.9         45.3
--------------------------------------------------------------------------------
Net long-term debt                                 $  1,826.6   $  1,394.8
================================================================================


At September 30, 2002, the Company's euro-denominated long-term debt was comprised of $110 million of fixed rate debt and $104 million of variable rate debt. The weighted average interest rate of the fixed and variable portions was
3.95 percent and 3.70 percent, respectively.

During the third and fourth quarters of fiscal 2002, the Company prepaid long-term euro-denominated bank debt totaling $184 million. The euro-denominated loans were retired at book value and without penalty.

The Company had yen-denominated long-term debt totaling $140 million at September 30, 2002. Fixed rate yen debt was equivalent to $85 million with a weighted average interest rate of 1.74 percent at September 30, 2002. Variable rate debt was equivalent to $55 million with a weighted average interest rate of
0.45 percent at September 30, 2002.

In November 2001, the Company refinanced a portion of its commercial paper borrowings attributable to the Sagem and Hoppecke acquisitions by issuing a total of $600 million of variable and five percent fixed rate notes under the Company's shelf registration statement on file with the Securities and Exchange Commission. Variable rate notes in the amount of $250 million, with interest equal to the three-month LIBOR rate


                                                          JOHNSON CONTROLS, INC.

                        NOTES TO CONSOLIDATED STATEMENTS
                                   CONTINUED

plus 60 basis points, mature in November 2003. The five percent fixed rate notes in the amount of $350 million are due in November 2006.

The Company's employee stock ownership plan (ESOP) was financed with debt issued by the ESOP. The ESOP debt is guaranteed by the Company and, therefore, the unpaid balance has been recorded as long-term debt. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $4 million in 2002, $5 million in 2001, and $6 million in 2000 has not been reflected as interest expense in the Company's Consolidated Statement of Income.

The installments of long-term debt maturing in subsequent years (including the guaranteed ESOP debt) are: 2003 - $40 million, 2004 - $540 million, 2005 - $21 million, 2006 - $119 million, 2007 - $377 million, 2008 and beyond - $770 million. The indentures for the unsecured notes, the foreign-denominated debt and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.

Total interest paid on both short- and long-term debt was $127 million in 2002 and $137 million in both 2001 and 2000. The Company uses financial instruments (see Note 8) to manage its interest rate exposure. These instruments affect the weighted average interest rate of the Company's debt and interest expense.


8 FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The fair value of long-term debt, which was $1,958 million and $1,473 million at September 30, 2002 and 2001, respectively, was determined using market interest rates and discounted future cash flows.

The Company selectively uses derivative instruments to reduce market risk associated with changes in foreign currency and interest rates. The use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for trading purposes is strictly prohibited. See the Summary of Significant Accounting Policies for additional information regarding the Company's objectives for holding certain derivative instruments, its strategies for achieving those objectives, and its risk management and accounting policies applicable to these instruments.

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in currency exchange rates. The Company primarily uses foreign currency exchange contracts to hedge certain of its foreign currency exposure.

The Company selectively uses interest rate swaps to reduce market risk associated with changes in interest rates (cash flow or fair value hedges). At September 30, 2002, the Company had several interest rate swaps outstanding that hedge against movements in interest rates or the fair value associated with portions of its long-term debt.

The Company also selectively uses cross-currency interest rate swaps to hedge the foreign currency exposure associated with its net investment in certain foreign operations (net investment hedges). Under the swaps, the Company receives interest based on a variable U.S. dollar rate and pays interest based on variable yen and euro rates on the outstanding notional principal amounts in dollars, yen and euro, respectively.

The Company's derivative instruments are recorded at fair value in the Consolidated Statement of Financial Position as follows:

In millions SEPTEMBER 30,                 2002               2001
------------------------------------------------------------------------------
                                            Fair Value             Fair Value
                                   Notional    Asset     Notional     Asset
(U.S. dollar equivalents)           Amount  (Liability)   Amount   (Liability)
------------------------------------------------------------------------------
OTHER NONCURRENT ASSETS
  Interest rate swaps               $  250    $   22        n/a       n/a
OTHER CURRENT LIABILITIES
  Foreign currency
    exchange contracts               1,421        (2)       789        (3)
OTHER NONCURRENT LIABILITIES
  Interest rate swaps                  303        (8)       n/a       n/a
  Cross-currency interest
    rate swaps                         509       (30)        32        (2)
------------------------------------------------------------------------------

Fair values noted as not applicable ("n/a") in the table above indicate the Company had no derivative instruments of that type outstanding at September 30, 2001.

It is important to note that the Company's derivative instruments are hedges protecting against underlying changes in foreign currency and interest rates. Accordingly, the implied gains/losses associated with the fair values of foreign currency exchange contracts and cross-currency interest rate swaps would be offset by gains/losses on underlying payables, receivables and net investments in foreign subsidiaries. Similarly, implied gains/losses associated with interest rate swaps offset changes in interest rates and the fair value of long-term debt.

The fair values of interest rate and cross-currency interest rate swaps were determined using dealer quotes and market interest rates. The fair values of foreign currency exchange contracts were determined using market exchange rates.



JOHNSON CONTROLS, INC.

The Company had an investment in a marketable security with a fair value of $40 million and $22 million at September 30, 2002 and 2001, respectively. The investment, classified as an available-for-sale security, is included in the Consolidated Statement of Financial Position at fair value. Based on the quoted market price, the unrealized gain on the investment, recorded in the accumulated OCI account within shareholders' equity, was approximately $18 million at September 30, 2002, or $11 million net of tax. The unrealized gain will be recognized in the Consolidated Statement of Income in the first quarter of fiscal 2003.

9 SHAREHOLDERS' EQUITY

The Company originally issued 341.7969 shares of its 7.75 percent Series D Convertible Preferred Stock to its ESOP. The Preferred Stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million Preferred Stock units in total. Each Preferred Stock unit has a liquidation value of $51.20. The ESOP financed its purchase of the Preferred Stock units by issuing debt. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders' equity. The net increase in shareholders' equity at September 30, 2002 and 2001 resulting from the above transactions was $59 million and $60 million, respectively.

Preferred Stock units are allocated to participating employees over the term of the ESOP debt based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death or vested termination. Each allocated unit may be converted into two shares of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. As of September 30, 2002, approximately
2.9 million Preferred Stock units had been allocated to employees. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the Preferred Stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the Preferred Stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders, net of their tax benefit.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between two and ten years after date of grant for current employees. Shares available for future grant under stock option plans were 7.1 million at September 30, 2002.

Following is a summary of activity in the stock option plans for the three-year period ending September 30, 2002:

                              Weighted      Shares
                              Average     Subject to
                           Option Price     Option         SARs
--------------------------------------------------------------------
Outstanding,
  September 30, 1999          $ 40.35     4,430,114      1,755,943
    Granted                     58.41     1,228,800         83,315
    Exercised                   35.91      (344,908)       (88,288)
    Cancelled                   53.81      (294,974)      (122,020)
--------------------------------------------------------------------
Outstanding,
  September 30, 2000          $ 44.28     5,019,032      1,628,950
    Granted                     56.84     1,508,500         84,020
    Exercised                   34.64    (1,509,057)      (578,885)
    Cancelled                   57.94      (164,261)      (210,300)
--------------------------------------------------------------------
Outstanding,
  September 30, 2001          $ 50.72     4,854,214        923,785
    Granted                     80.23     1,384,140        164,250
    Exercised                   42.09      (796,967)      (342,090)
    Cancelled                   63.77      (166,450)       (20,800)
--------------------------------------------------------------------
Outstanding,
  September 30, 2002          $ 59.36     5,274,937        725,145
====================================================================

Options outstanding at September 30, 2002:

                                                  Weighted     Weighted
                                                  Average       Average
                                 Outstanding at  Remaining     Exercise
                                 September 30,   Contractual     Price
Range of Exercise Prices             2002        Life (years)  per Share
-------------------------------------------------------------------------
$22.00 - $33.99                     324,738         2.6          $28.87
$34.00 - $45.99                     703,514         4.7          $41.40
$46.00 - $57.99                   1,977,575         7.5          $57.13
$58.00 - $69.99                     936,070         7.0          $58.41
$70.00 - $81.99                   1,333,040         9.1          $80.23
=========================================================================

Options exercisable:

                                                    Weighted
                                 Exercisable     Average Exercise
Range of Exercise Prices           Shares        Price per Share
------------------------------------------------------------------
AT SEPTEMBER 30, 2002
$22.00 - $33.99                    324,738         $ 28.87
$34.00 - $45.99                    703,514         $ 41.40
$46.00 - $57.99                    614,720         $ 57.78
$58.00 - $69.99                    440,320         $ 58.41
$70.00 - $81.99                      8,200         $ 80.23
==================================================================
At September 30, 2001            1,949,618         $ 40.58
------------------------------------------------------------------
At September 30, 2000            2,593,516         $ 33.64
==================================================================

                                                          JOHNSON CONTROLS, INC.

                        NOTES TO CONSOLIDATED STATEMENTS
                                    CONTINUED

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for employee stock options. Accordingly, no compensation expense has been recognized for stock option plans.

In fiscal 2003, the Company will voluntarily adopt the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As required by the statement, expensing of options will be prospective, and the expense in 2003 will represent the pro rata portion of the 2003 grant earned during the three-year vesting period.

Pro forma net income and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under the fair value method described by SFAS No. 123.

The fair values of each option and the assumptions used to estimate these values using the Black-Scholes option pricing model were as follows:

GRANTS ISSUED IN YEAR ENDED SEPTEMBER 30,    2002         2001          2000
--------------------------------------------------------------------------------
Expected life of option (years)                 6              5             6
Risk-free interest rate                      3.97%          5.69%         6.18%
Expected volatility of the
  Company's stock                           22.89%         21.40%        19.94%
Expected dividend yield on the
  Company's stock                            1.84%          1.87%         2.11%
Fair value of each option                  $   19         $   14        $   15
================================================================================

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the three-year vesting period of the options. The Company's pro forma information follows:

In millions, except per share data
----------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                2002        2001      2000
----------------------------------------------------------------------
Net income                            $  588.2   $  469.8   $   466.4
Earnings per share
  Basic                               $   6.57   $   5.31   $    5.33
  Diluted                             $   6.22   $   5.02   $    5.03
======================================================================

Net income, basic and diluted earnings per share adjusted as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 1999 were $533.0, $6.04 and $5.70 in 2001 and $525.2, $6.01 and $5.66 in 2000.

In 2002, the Company adopted a restricted stock plan which provides for the award of restricted shares of common stock or restricted share units to certain key employees. Awards under the plan are subject to certain vesting requirements. There were 158,000 restricted shares or restricted share units awarded in 2002 with an average fair market value of $80.99 per share. Compensation expense related to restricted stock awards is based upon market prices at dates of award and is charged to earnings over the vesting period. Compensation expense related to the restricted stock plan was $2 million in 2002.

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

Approximately $116 million of consolidated retained earnings at September 30, 2002 represents undistributed earnings of the Company's partially-owned affiliates accounted for by the equity method.

10 EARNINGS PER SHARE

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share for the years ended September 30, 2002, 2001 and 2000:

In millions
--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                 2002     2001     2000
--------------------------------------------------------------------------------
INCOME AVAILABLE TO
  COMMON SHAREHOLDERS
Net income                            $  600.5  $  478.3  $  472.4
Preferred stock dividends,
  net of tax benefit                      (7.7)     (8.8)     (9.8)
--------------------------------------------------------------------------------
Basic income available to
  common shareholders                 $  592.8  $  469.5  $  462.6
================================================================================
Net income                            $  600.5  $  478.3  $  472.4
Effect of dilutive securities:
  Compensation expense, net of tax,
    arising from assumed conversion
    of preferred stock                    (2.8)     (3.4)     (4.4)
--------------------------------------------------------------------------------
Diluted income available to
  common shareholders                 $  597.7  $  474.9  $  468.0
================================================================================
WEIGHTED AVERAGE
  SHARES OUTSTANDING
Basic weighted average
  shares outstanding                      88.4      86.8      85.7
Effect of dilutive securities:
  Stock options                            1.6       1.4       1.2
  Convertible preferred stock              4.1       4.8       5.0
--------------------------------------------------------------------------------
Diluted weighted average
  shares outstanding                      94.1      93.0      91.9
================================================================================

Basic income available to common shareholders adjusted as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 1999 was $532.9 and $521.5 for 2001 and 2000, respectively. Diluted income available to common shareholders adjusted for SFAS No. 142 was $538.3 and $526.9, respectively.


JOHNSON CONTROLS, INC.

11 RETIREMENT PLANS

PENSION BENEFITS The Company has noncontributory defined benefit pension plans covering most domestic and certain foreign employees. The benefits provided are based primarily on years of service and average compensation or a monthly retirement benefit amount. Funding for domestic pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-U.S. plans are not subject to these or similar requirements. Also, the Company makes contributions to union-trusteed pension funds for construction and service personnel.

The majority of plan assets are comprised of equity securities, with the remainder primarily in fixed income investments. At the measurement dates of June 30, 2002 and 2001, plan assets included approximately 923,000 and 908,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $75 million and $66 million at the respective dates.

For pension plans with accumulated benefit obligations (ABO) that exceed plan assets, the projected benefit obligation, ABO and fair value of plan assets of those plans were $1,567 million, $1,334 million and $1,003 million, respectively, as of September 30, 2002 and $526 million, $474 million and $211 million, respectively, as of September 30, 2001. The increase in amounts compared to the prior year primarily reflects the inclusion this year of the Company's largest U.S. pension plan as its plan assets were less than ABO. In 2001, this plan's assets were more than ABO.

Acquisition-related changes in the non-U.S. plans for 2001 presented in the table on page 42 relate primarily to the assumption of a defined benefit pension plan obligation associated with a facility management contract.

SAVINGS AND INVESTMENT PLANS The Company sponsors various defined contribution savings plans primarily in the U.S. that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will match a percentage of the employee contributions up to certain limits. Excluding the ESOP, matching contributions charged to expense amounted to $26 million, $23 million and $22 million for the years ended 2002, 2001 and 2000, respectively.

The Company established an ESOP (see Note 9) as part of its existing savings and investment (401(k)) plan, which is available to eligible domestic employees. The Company's annual contributions to the ESOP, when combined with the Preferred Stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $14 million in 2002 and $13 million in 2001 and 2000. Total compensation expense recorded by the Company was $12 million in 2002, $24 million in 2001 and $30 million in 2000.

POSTRETIREMENT HEALTH AND OTHER BENEFITS The Company provides certain healthcare and life insurance benefits for eligible retirees and their dependents primarily in the U.S. Most non-U.S. employees are covered by government sponsored programs, and the cost to the Company is not significant. The U.S. benefits are paid as incurred. No change in the Company's practice of funding these benefits on a pay-as-you-go basis is anticipated.

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

The September 30, 2002 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of 10 percent for both pre-65 and post-65 years of age employees. The September 30, 2001 accumulated postretirement benefit obligation was determined using assumed healthcare cost trend rates of six percent for both pre-65 and post-65 years of age employees, respectively. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage point change in the assumed healthcare cost trend rate would have changed the accumulated benefit obligation by $6 million at September 30, 2002 and the sum of the service and interest costs in 2002 by $0.5 million.

The table that follows contains a reconciliation of the changes in the benefit obligation, the changes in plan assets and the funded status.


                                                          JOHNSON CONTROLS, INC.

                        NOTES TO CONSOLIDATED STATEMENTS
                                    CONTINUED

                                                                               PENSION
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               POSTRETIREMENT
In millions                                                     U.S. Plans             Non-U.S. Plans         HEALTH AND OTHER
------------------------------------------------------------------------------------------------------------------------------------
SEPTEMBER 30,                                                2002        2001         2002        2001        2002        2001
                                                         ---------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                  $   972.4     $   869.8   $   701.7   $   577.0   $   160.9   $   150.7
Service cost                                                  46.4          39.9        23.9        17.0         4.1         4.4
Interest cost                                                 70.2          65.7        28.4        18.9        10.6        10.9
Amendments made during the year                                1.4           0.9          --          --          --        (0.3)
Acquisitions                                                   4.2           6.5         7.5       191.1          --          --
Actuarial loss (gain)                                         34.7          27.8       (25.8)      (48.1)        1.4         7.7
Benefits paid                                                (39.8)        (38.2)      (29.6)      (25.7)      (13.4)      (12.2)
Currency translation adjustment                                 --            --        19.2       (28.5)       (0.3)       (0.3)
                                                         ---------------------------------------------------------------------------
Benefit obligation at end of year                        $ 1,089.5     $   972.4   $   725.3   $   701.7   $   163.3   $   160.9
                                                         ===========================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year           $   952.7     $   991.0   $   417.8   $   289.2   $      --   $      --
Actual return on plan assets                                 (78.7)         (9.6)      (34.0)      (34.6)         --          --
Acquisitions                                                   4.0           5.0          --       166.6          --          --
Employer and employee contributions                            1.9           4.5        36.4        27.6        13.4        12.2
Benefits paid                                                (39.8)        (38.2)      (29.6)      (25.7)      (13.4)      (12.2)
Currency translation adjustment                                 --            --        14.0        (5.3)         --          --
                                                         ---------------------------------------------------------------------------
Fair value of plan assets at end of year                 $   840.1     $   952.7   $   404.6   $   417.8   $      --   $      --
                                                         ===========================================================================

Funded status                                            $  (249.4)    $   (19.7)  $  (320.7)  $  (283.9)  $  (163.3)  $  (160.9)
Unrecognized net transition (asset) obligation               (11.2)        (13.9)        0.5         1.7          --          --
Unrecognized net actuarial loss (gain)                       223.2           8.4        64.8        66.8         3.1        (4.0)
Unrecognized prior service cost                               10.9          11.5         1.0         3.9       (21.3)      (23.8)
Employer contributions paid between
  July 1 and September 30                                      0.7           0.6         0.8         0.9          --          --
                                                         ---------------------------------------------------------------------------
Net accrued benefit cost recognized at end of year       $   (25.8)    $   (13.1)  $  (253.6)  $  (210.6)  $  (181.5)  $  (188.7)
                                                         ===========================================================================

Amounts recognized in the
  Statement of Financial Position consist of:
    Prepaid benefit cost                                 $    44.4     $    38.7   $     8.3   $    27.7   $      --   $      --
    Accrued benefit liability                                (86.2)        (68.1)     (290.4)     (248.6)     (181.5)     (188.7)
    Intangible asset                                           5.0           7.3         1.1         1.0          --          --
    Accumulated other comprehensive income                    11.0           9.0        27.4         9.3          --          --
                                                         ---------------------------------------------------------------------------
Net amount recognized                                    $   (25.8)    $   (13.1)  $  (253.6)  $  (210.6)  $  (181.5)  $  (188.7)
                                                         ===========================================================================

WEIGHTED AVERAGE ASSUMPTIONS AS OF JUNE 30 (1)
Discount rate                                                 7.00%         7.25%       4.00%       4.00%       7.00%       7.25%
Expected return on plan assets(2)                             9.50%         9.75%       4.75%       5.25%        N/A         N/A
Rate of compensation increase                                 5.00%         5.00%       3.25%       3.50%        N/A         N/A
====================================================================================================================================

(1) Plan assets and obligations are determined based on a June 30 measurement date utilizing assumptions as of that date. Measurements of net periodic pension cost are based on the assumptions used for the previous year-end measurements of assets and obligations.

(2) The expected return on plan assets is based on the Company's expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds.


JOHNSON CONTROLS, INC.

The table that follows contains the components of net periodic benefit cost.

                                                                      PENSION
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               POSTRETIREMENT
In millions                                             U.S. Plans                   Non-U.S. Plans           HEALTH AND OTHER
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                         2002     2001     2000       2002     2001       2000      2002    2001     2000
                                              --------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                  $  46.4  $  39.9   $ 37.1      $ 23.9   $ 17.0    $  4.8    $  4.1  $  4.4    $  4.4
Interest cost                                    70.2     65.7     59.5        28.4     18.9      10.9      10.6    10.9      10.8
Employee contributions                             --       --       --        (2.9)    (0.6)       --        --      --        --
Expected return on plan assets                 (100.2)   (96.7)   (87.0)      (21.6)   (13.4)     (8.5)       --      --        --
Amortization of transitional asset               (2.7)    (2.6)    (2.6)       (0.1)      --      (0.1)       --      --        --
Amortization of net actuarial loss (gain)         0.4     (2.9)    (0.1)        1.5       --       0.6       0.1    (0.2)      0.2
Amortization of prior service cost                1.8      1.7      1.5         0.2      0.4       0.2      (2.5)   (2.5)     (2.5)
Curtailment gain                                 (0.8)      --       --          --       --        --      (5.0)     --        --
                                              --------------------------------------------------------------------------------------
Net periodic benefit cost                     $  15.1  $   5.1   $  8.4      $ 29.4   $ 22.3    $  7.9    $  7.3  $ 12.6    $ 12.9
====================================================================================================================================


12 RESEARCH AND DEVELOPMENT

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $895 million in 2002, $644 million in 2001 and $611 million in 2000.

A portion of the costs associated with these activities is sponsored by customers, and totaled $456 million in 2002, $303 million in 2001 and $207 million in 2000.


13 INCOME TAXES

An analysis of effective income tax rates is shown below:

YEAR ENDED SEPTEMBER 30,               2002       2001       2000
--------------------------------------------------------------------------------
Federal statutory rate                 35.0%      35.0%       35.0%
State income taxes,
  net of federal benefit                2.4        2.7         3.5
Foreign tax expense at different
  rates and foreign losses
  without tax benefits                 (1.6)       1.4         2.0
Goodwill                                 --        2.1         2.0
Other                                  (1.2)      (2.5)       (2.9)
--------------------------------------------------------------------------------
Effective income tax rate              34.6%      38.7%       39.6%
================================================================================

The effective income tax rate, adjusted as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 1999, was 36.6% and 37.6% for 2001 and 2000, respectively. The rates are lower than those shown above due to the elimination of non-deductible goodwill.

Deferred taxes were classified in the Consolidated Statement of Financial Position as follows:

--------------------------------------------------------------------------------
In millions SEPTEMBER 30,                      2002         2001
--------------------------------------------------------------------------------
Other current assets                          $173.9       $182.4
Other noncurrent assets                        241.4        155.9
Accrued income taxes                            (4.6)        (2.7)
Other noncurrent liabilities                  (110.1)       (35.4)
--------------------------------------------------------------------------------
Net deferred tax asset                        $300.6       $300.2
================================================================================

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included:

--------------------------------------------------------------------------------
In millions SEPTEMBER 30,                      2002         2001
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Accrued expenses and reserves                 $357.8       $321.5
Employee benefits                              114.9        135.2
Net operating loss carryforwards               202.1         90.6
Other                                           17.7         19.0
--------------------------------------------------------------------------------
                                               692.5        566.3
Valuation allowance                           (133.3)       (88.7)
--------------------------------------------------------------------------------
                                               559.2        477.6
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Property, plant and equipment                   47.8         45.8
Long-term contracts                             10.9          9.5
Joint ventures                                  11.8         11.0
Intangible assets                               83.4         65.9
Other                                          104.7         45.2
--------------------------------------------------------------------------------
                                               258.6        177.4
--------------------------------------------------------------------------------
Net deferred tax asset                        $300.6       $300.2
================================================================================


                                                          JOHNSON CONTROLS, INC.

                        NOTES TO CONSOLIDATED STATEMENTS
                                    CONTINUED

At September 30, 2002, the Company had available foreign net operating loss carryforwards of approximately $616 million, of which $411 million will expire at various dates between 2003 and 2012, and the remainder will have an indefinite carryforward period. The valuation allowance represents loss carryforwards for which utilization is uncertain because it is unlikely that the losses will be utilized given the lack of sustained profitability and limited carryforward periods in certain countries.

Components of the provision for income taxes were as follows:

In millions
--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,             2002          2001        2000
--------------------------------------------------------------------------------
Current
  Federal                          $  239.9     $  149.9    $  166.0
  State                                28.7         24.3        33.5
  Foreign                              86.4         94.7        83.1
--------------------------------------------------------------------------------
                                      355.0        268.9       282.6
--------------------------------------------------------------------------------
Deferred
  Federal                              39.5         45.6        49.6
  State                                 4.9          6.5         6.4
  Foreign                             (51.8)        14.5         0.3
--------------------------------------------------------------------------------
                                       (7.4)        66.6        56.3
--------------------------------------------------------------------------------
Provision for income taxes         $  347.6     $  335.5    $  338.9
================================================================================

The provision for income taxes, adjusted as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 1999, was $342.9 and $346.5 for 2001 and 2000, respectively.

Consolidated domestic income before income taxes and minority interests was $862 million in 2002, $608 million in 2001 and $680 million in 2000. The corresponding amounts for foreign operations were $144 million in 2002, $259 million in 2001 and $176 million in 2000.

Income taxes paid during 2002, 2001 and 2000 were $292 million, $205 million and $328 million, respectively.

Domestic income taxes have not been provided on undistributed cumulative earnings of foreign subsidiaries of $612 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

14 CONTINGENCIES

The Company is involved in a number of proceedings relating to environmental matters. At September 30, 2002, the Company had an accrued liability of approximately $32 million relating to environmental matters compared with $28 million one year ago. The Company's environmental liabilities do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental remediation activities, the Company's future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

In March 2002, an unfavorable verdict was rendered in a lawsuit involving a Mexican lead supplier. After a jury trial, a Texas trial court entered judgment against the Company in this matter and awarded damages to the plaintiff in the amount of approximately $22 million, plus interest and attorney fees. The Company and its legal counsel believe that the verdict against the Company in the trial court was incorrect and that it will be reversed on appeal. While it is not possible to ascertain the ultimate legal and financial liability with respect to this lawsuit, the Company believes that the amount of such liability, if any, in excess of amounts provided, will not have a material impact on the Company's financial position, results of operations or cash flows.

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

15 SEGMENT INFORMATION

BUSINESS SEGMENTS The Company has two operating segments, the Automotive Systems Group and the Controls Group, which also constitute its reportable segments. The Automotive Systems Group designs and manufactures products for motorized vehicles. The segment supplies interior systems and batteries for cars, light trucks and vans. The Controls Group provides control systems and facility services including comfort, energy and security management for the non-residential buildings market.

The accounting policies applicable to the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Management evaluates the performance of the segments based primarily on operating income.


JOHNSON CONTROLS, INC.

Operating revenues and expenses are allocated to business segments in determining segment operating income. Items excluded from the determination of segment operating income include interest income and expense, equity in earnings of partially-owned affiliates, gains and losses from sales of businesses and long-term assets, foreign currency gains and losses, and other miscellaneous income and expense. Unallocated assets are corporate cash and cash equivalents, investments in partially-owned affiliates and other non-operating assets.

Financial information relating to the Company's reportable segments is as follows:

In millions
--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,           2002            2001          2000
--------------------------------------------------------------------------------
NET SALES
Automotive Systems Group       $  15,014.6     $  13,620.5   $  12,738.5
Controls Group                     5,088.8         4,806.7       4,416.1
--------------------------------------------------------------------------------
Total                          $  20,103.4     $  18,427.2   $  17,154.6
================================================================================

OPERATING INCOME (AS REPORTED)
Automotive Systems Group       $     862.8     $     720.5   $     765.2
Controls Group                       259.2           240.6         199.8
--------------------------------------------------------------------------------
Total                          $   1,122.0     $     961.1   $     965.0
================================================================================

OPERATING INCOME (ADJUSTED)*
Automotive Systems Group       $     862.8     $     780.0   $     822.3
Controls Group                       259.2           251.9         209.2
--------------------------------------------------------------------------------
Total                          $   1,122.0     $   1,031.9   $   1,031.5
================================================================================

ASSETS (YEAR-END)
Automotive Systems Group       $   8,470.6     $   7,429.1   $   7,309.9
Controls Group                     1,954.8         1,880.0       1,621.0
Unallocated                          739.9           602.4         497.1
--------------------------------------------------------------------------------
Total                          $  11,165.3     $   9,911.5   $   9,428.0
================================================================================

DEPRECIATION/AMORTIZATION
  (AS REPORTED)
Automotive Systems Group       $     457.6     $     450.0   $     400.1
Controls Group                        59.2            65.9          61.7
--------------------------------------------------------------------------------
Total                          $     516.8     $     515.9   $     461.8
================================================================================

DEPRECIATION/AMORTIZATION
  (ADJUSTED)*
Automotive Systems Group       $     457.6     $     390.5   $     343.0
Controls Group                        59.2            54.6          52.3
--------------------------------------------------------------------------------
Total                          $     516.8     $     445.1   $     395.3
================================================================================

CAPITAL EXPENDITURES
Automotive Systems Group       $     451.6     $     549.6   $     468.8
Controls Group                        44.6            71.9          77.9
--------------------------------------------------------------------------------
Total                          $     496.2     $     621.5   $     546.7
================================================================================

*The adjusted information is presented as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 1999. Results have been adjusted to exclude goodwill amortization expense ($70.8 million and $66.5 million in fiscal years 2001 and 2000, respectively).

The Company has significant sales to the automotive industry. DaimlerChrysler AG accounted for 14 percent of the Company's net sales in 2002 and 2001 and 16 percent in 2000; Ford Motor Company accounted for 10 percent in 2002, 11 percent in 2001 and 13 percent in 2000; and General Motors Corporation accounted for 15 percent in 2002 and 14 percent in 2001 and 2000. Approximately 71 percent of the Company's 2002 net sales to these customers were in North America, 27 percent were European sales and 2 percent were attributable to sales in other foreign markets. As of September 30, 2002, the Company had accounts receivable totaling approximately $1.0 billion from these customers.

GEOGRAPHIC SEGMENTS Financial information relating to the Company's operations by geographic area is as follows:

In millions
------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,           2002       2001       2000
------------------------------------------------------------------------------
NET SALES
North America                   $12,236.9  $11,584.1  $11,325.1
Europe                            6,098.3    4,913.4    4,799.7
Other foreign                     1,768.2    1,929.7    1,029.8
------------------------------------------------------------------------------
Total                           $20,103.4  $18,427.2  $17,154.6
==============================================================================

LONG-LIVED ASSETS (YEAR-END)
North America                   $ 1,378.5  $ 1,510.3  $ 1,389.1
Europe                              826.7      633.6      565.5
Other foreign                       240.3      235.9      350.4
------------------------------------------------------------------------------
Total                           $ 2,445.5  $ 2,379.8  $ 2,305.0
==============================================================================

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of net property, plant and equipment.


16 SUBSEQUENT EVENT

On October 31, 2002, the Company acquired Varta AG's Automotive Battery Division, a major European automotive battery manufacturer headquartered in Germany. The Varta Automotive Battery Division (Varta) consists of VARTA Automotive GmbH and the 80% majority ownership in VB Autobatterie GmbH. The purchase price, which includes the assumption of debt, was approximately $310 million, subject to closing adjustments, and will be financed with short-term debt. Management believes the acquisition of Varta gives the Company a leading market position in Europe.


                                                          JOHNSON CONTROLS, INC.

REPORT OF MANAGEMENT

Johnson Controls management has primary responsibility for the Consolidated Financial Statements and other information included in this annual report and for ascertaining that the data fairly reflect the Company's financial position and results of operations. The Company prepared the Consolidated Financial Statements in accordance with generally accepted accounting principles appropriate in the circumstances, and such statements necessarily include amounts that are based on best estimates and judgments with appropriate consideration given to materiality.

The Company's system of internal control is designated to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by a careful selection and training of qualified personnel, a proper division of responsibilities, and dissemination of written policies and procedures. An internal audit program monitors the effectiveness of this control system.

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


/s/ John M. Barth

John M. Barth
President and Chief Executive Officer


/s/ Stephen A. Roell

Stephen A. Roell
Senior Vice President and Chief Financial Officer


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Johnson Controls, Inc.

In our opinion, the statements appearing on pages 29 through 45 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001.



/s/ PriceWaterhouseCoopers LLP

Milwaukee, Wisconsin
October 21, 2002


JOHNSON CONTROLS, INC.

                                FIVE YEAR SUMMARY

In millions, except per share data
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                              2002             2001             2000(1)          1999(2)          1998(3)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

Net sales                                        $    20,103.4     $   18,427.2      $   17,154.6     $    16,139.4     $  12,586.8

Operating income (As Reported)                   $     1,122.0     $      961.1      $      965.0     $       854.9     $     664.0

Operating income (Adjusted)*                     $     1,122.0     $    1,031.9      $    1,031.5     $       923.3     $     715.8

Net income (As Reported)                         $       600.5     $      478.3      $      472.4     $       419.6     $     337.7

Net income (Adjusted)*                           $       600.5     $      541.7      $      531.3     $       479.6     $     386.0

Earnings per share (As Reported)

  Basic                                          $        6.71     $       5.41      $       5.40     $        4.78     $      3.88

  Diluted                                        $        6.35     $       5.11      $       5.09     $        4.48     $      3.63

Earnings per share (Adjusted)*

  Basic                                          $        6.71     $       6.14      $       6.09     $        5.48     $      4.46

  Diluted                                        $        6.35     $       5.79      $       5.73     $        5.13     $      4.16

Return on average shareholders' equity(4)                  19%              17%               20%               18%             17%

Capital expenditures                             $       496.2     $      621.5      $      546.7     $       514.0     $     468.3

Depreciation                                     $       499.4     $      433.7      $      385.3     $       363.2     $     311.2

Number of employees                                    111,000          112,000           105,000            95,000          89,000

FINANCIAL POSITION

Working capital                                  $       140.0     $      (35.7)     $     (232.8)    $      (418.1)    $    (884.2)

Total assets                                     $    11,165.3     $    9,911.5      $    9,428.0     $     8,614.2     $   7,942.1

Long-term debt                                   $     1,826.6     $    1,394.8      $    1,315.3     $     1,283.3     $     997.5

Total debt                                       $     1,971.8     $    1,820.0      $    1,822.8     $     1,855.1     $   2,326.4

Shareholders' equity                             $     3,499.7     $    2,985.4      $    2,576.1     $     2,270.0     $   1,941.4

Total debt to total capitalization                         36%              38%               41%               45%             55%

Book value per share                             $       38.71     $      33.43      $      29.39     $       26.12     $     22.53

COMMON SHARE INFORMATION

Dividends per share                              $        1.32     $       1.24      $       1.12     $        1.00     $       .92

Market prices

  High                                           $       93.20     $      81.70      $      70.81     $       76.69     $     61.88

  Low                                            $       64.05     $      46.44      $      45.81     $       40.50     $     42.19

Weighted average shares (in millions)

  Basic                                                   88.4             86.8              85.7              85.1            84.5

  Diluted                                                 94.1             93.0              91.9              92.1            91.6

Number of shareholders                                  57,551           59,701            63,863            64,228          62,828
------------------------------------------------------------------------------------------------------------------------------------

* The adjusted information is presented as if SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted October 1, 1997. Results have been adjusted to exclude goodwill amortization expense ($70.8 million, $66.5 million, $68.4 million and $51.8 million in fiscal years 2001, 2000, 1999 and 1998, respectively) and the related income tax effect, if applicable.

(1) Amounts presented in the "Financial Position" section include the effect of the September 1, 2000 acquisition of Ikeda Bussan Co. Ltd. (Ikeda). Operating results of Ikeda for September 2000, which were not material, have not been included in the Consolidated Statement of Income or in the amounts presented in the "Operating Results" section.

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

(4) Return on average shareholders' equity (ROE) represents income from continuing operations divided by average equity. In calculating ROE, income from continuing operations for 1999 and 1998 exclude the gains on sales of businesses.



                                                          JOHNSON CONTROLS, INC.