Form 10-K, Exhibit 13
period 2003-09-30
JOHNSON CONTROLS INC
filed 2003-12-04
CIK 53669

EXHIBIT 13

Management’s Discussion and Analysis

Introduction

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the three-year period ended September 30, 2003. This discussion should be read in conjunction with the Letter to Shareholders, Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this annual report.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” effective October 1, 2001 (see Note 4 to the Consolidated Financial Statements). Accordingly, all comparisons for the three-year period assume SFAS No. 142 had been adopted October 1, 2000. Management believes such presentations provide the most meaningful comparison of the Company’s results of operations for the three-year period.

Results of Operations

Fiscal 2003 Compared to Fiscal 2002

Sales For the year ended September 30, 2003, consolidated net sales were $22.6 billion, rising 13 percent from last year’s sales of $20.1 billion. Each of the Company’s business segments reported double-digit growth over the prior year.

Automotive Group Automotive Group sales rose to $17.1 billion in fiscal 2003, 14 percent above the prior year’s $15.0 billion. Excluding the positive effects of currency translation and current year acquisitions, sales were up four percent over fiscal 2002.

In North America, Automotive Group sales were up three percent from one year ago. Interior systems sales in North America grew four percent in comparison to the prior year, while North American industry production declined approximately three percent. This favorable performance was attributable to the region’s new business, customer diversification and favorable platform mix. North American sales of automotive batteries increased three percent over last year primarily due to slightly higher automotive battery shipments to existing customers.

Group sales in Europe increased 35 percent in fiscal year 2003, due to the positive effects of currency translation and the acquisition of VARTA Automotive GmbH and the 80 percent majority ownership in VB Autobatterie GmbH (Varta) effective October 31, 2002 (see Note 1 to the Consolidated Financial Statements). Interior systems sales in Europe, excluding the impacts of currency translation and the acquisition of Borg Instruments AG (Borg) (see Note 1 to the Consolidated Financial Statements), were six percent above the fiscal 2002 level despite a slight decline in European industry vehicle production. The increase reflects the Company’s involvement in successful platforms and the launch of new business. Battery sales in Europe were above the prior year primarily due to the acquisition of Varta. Automotive Group sales in other geographic markets, which represent less than 10 percent of the segment’s sales, approximated the prior year level.

Controls Group The Controls Group achieved sales of $5.6 billion in fiscal 2003, 10 percent above the prior year. Excluding the effects of currency translation, sales grew five percent year-over-year.

Controls Group sales in North America were nine percent greater than one year ago with growth in all major customer offerings. Systems sales were up reflecting higher volumes in both the new construction and existing buildings markets. Service sales were higher in comparison to the prior year primarily due to additional facility management service activity with the U.S. Federal government and an increase in technical service revenues.

Sales in Europe increased 12 percent over the prior year, reflecting the positive effects of currency translation. Controls Group sales in other geographic markets, which represent less than 10 percent of the segment’s sales, were approximately level with fiscal 2002.

Fiscal 2004 Sales Outlook For fiscal 2004, management anticipates Automotive Group sales will grow 10 to 15 percent above the fiscal 2003 level, assuming a slight increase in industry production across all geographic regions. New seating, interiors and electronics business and higher sales of automotive batteries are expected in fiscal 2004. At September 30, 2003, the Automotive Group had an incremental backlog of new orders for its interior systems to be executed within the next fiscal year of $1.9 billion, which includes orders of approximately $0.1 billion associated with unconsolidated joint ventures. The automotive backlog is generally subject to a number of risks and uncertainties, such as related vehicle production volumes and the timing of production launches.

Controls Group sales for fiscal 2004 are expected to increase approximately 5 to 10 percent over fiscal 2003. The projected increase anticipates double-digit growth in systems installation, technical services and facility management services in the commercial market. Facility management services to the U.S. Federal government are expected to decline in the upcoming year due to a lower level of project work under existing contracts.

Orders of installed control systems and technical services for the year ended September 30, 2003 exceeded the prior year level, driven by growth in North America and Europe. North American orders were strongest for installed systems from the existing buildings market and for technical services. Orders in Europe were up year-over-year, primarily for installed systems in the existing buildings and new construction markets.

JOHNSON CONTROLS, INC.

The segment’s backlog relates to its installed systems and technical service activity, accounted for using the percentage-of-completion method. At September 30, 2003, the unearned backlog to be executed within the next year was $1.75 billion, six percent above the prior year’s $1.65 billion. The majority of the increase was attributable to the increase in orders in Europe and North America.

Operating Income In fiscal 2003, consolidated operating income was $1.2 billion, four percent above the prior year. Both of the Company’s business segments recorded increased operating income in comparison to fiscal 2002.

Automotive Group Automotive Group operating income increased to $879 million, two percent above the prior year. The segment’s results reflect the acquisition of Varta and increased gross profit partially offset by higher selling, general and administrative (SG&A) expenses. In North America, higher volumes led to increased gross profit at both interior systems and automotive battery. In Europe, the benefits of higher volumes of interior systems and the battery acquisition of Varta to gross profit were partially offset by additional costs at interior systems incurred in support of new launches in the current year. Gross profit at other geographic markets was approximately level with the prior year. The segment’s increase in SG&A expenses year-over-year was reflective of higher engineering costs in Europe associated with new vehicle programs and increased health care, pension and insurance costs.

*	The adjusted information is presented as if SFAS No. 142 had been adopted October 1, 1998. Results have been adjusted to exclude goodwill amortization expense.

Controls Group Fiscal 2003 Controls Group operating income of $283 million was nine percent above the prior year. The results are attributable to higher volumes in North America partially offset by additional SG&A due to increased health care, pension and insurance costs.

Fiscal 2004 Operating Income Outlook The Automotive Group operating margin percentage for fiscal 2004 is expected to remain level with fiscal 2003. Management anticipates that the benefits of significant improvements in operational efficiencies, particularly in Europe, will be constrained by higher costs associated with the launch of new business, primarily in North America, lower pricing and increased employee benefit and stock option costs. The Automotive Group has supply agreements with certain of its customers that provide for annual price reductions and, in some instances, for the recovery of material and labor cost increases. The segment has historically been able to significantly offset any sales price changes with cost reductions from design changes and productivity improvements and through similar programs with its own suppliers.

The Controls Group operating margin percentage for fiscal 2004 is expected to remain at the fiscal 2003 level. This guidance reflects anticipated higher volumes of systems and technical services offset by investments in growth initiatives and increased employee benefit and stock option costs in fiscal 2004.

Other Income/Expense Despite the higher average debt levels in the current year, net interest expense of $104 million was down $7 million from the prior year due to the current year’s lower interest rate environment. Equity income of $55 million was $17 million higher than the prior year, primarily attributable to increased earnings at certain Automotive Group joint ventures in China. Miscellaneous — net expense was $12 million higher than fiscal 2002. Included in the fiscal 2003 amount were costs of a legal settlement with a Mexican lead supplier, higher environmental provisions for non-operating properties, foreign currency related charges and other non-operating amounts. Also included in the current year was a gain of approximately $17 million related to the conversion and subsequent disposition of the Company’s investment in Donnelly Corporation, which was merged with Magna International in October 2002 (see Note 5 to the Consolidated Financial Statements).

Additional Fiscal 2004 Outlook Information Certain of the Company’s Japanese subsidiaries have defined benefit pension plans established under the Japanese Welfare Pension Insurance Law. Recent amendments to the laws that govern pension arrangements will allow Japanese companies to transfer certain pension obligations and related plan assets to the Japanese government. The Company’s Japanese subsidiaries are currently performing the steps of a process that will enable them to gain approval for and complete the transfers. The transfers are expected to result in a non-cash settlement gain in fiscal 2004. The resulting gain is dependent on several factors, including changes in employment levels, interest rates and the value of plan assets on the transfer date. In accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), the gain will be reported in the Company’s Consolidated Statement of Income upon completion of the transfers.

Provision for Income Taxes The effective income tax rate for the year ended September 30, 2003 was 31.0 percent compared with last year’s 34.6 percent. The effective rate for the current fiscal year was lower than the combined U.S. federal and state statutory rate due to lower foreign and U.S. effective rates resulting from the benefits of global tax planning initiatives. The Company expects the effective tax rate to decline to 29.0 percent in fiscal 2004 as the Company continues to benefit from global tax planning initiatives.

Minority Interests in Net Earnings of Subsidiaries Minority interests in net earnings of subsidiaries were $47 million compared with $58 million in the prior year. The impacts of lower earnings at certain Automotive Group subsidiaries in North America, primarily due to higher engineering

Management’s Discussion and Analysis continued

costs, and the purchase of the remaining interest in a European automotive joint venture were partially offset by the impact of minority interest in the net earnings of Varta, in which the Company has majority ownership.

Net Income Net income for fiscal 2003 reached $683 million, 14 percent above the prior year’s $601 million. The current year growth in net income was a result of increased operating income, lower net interest expense, higher equity earnings, the reduced effective income tax rate and lower minority interests in net earnings of subsidiaries, partially offset by higher miscellaneous — net expense. Fiscal 2003 diluted earnings per share were $7.20, 13 percent above the prior year’s $6.35.

	Common Stock Price Range		Dividends

	2003	2002	2003	2002

First Quarter	$69.10-84.90	$64.05-82.70	$.36	$.33
Second Quarter	71.75- 84.00	75.00-92.94	.36	.33
Third Quarter	71.80- 89.32	75.75-93.20	.36	.33
Fourth Quarter	84.50-100.87	71.66-87.98	.36	.33

Year	$69.10-100.87	$64.05-93.20	$1.44	$1.32

Fiscal 2002 Compared to Fiscal 2001

Sales Consolidated net sales reached a record $20.1 billion in fiscal 2002, nine percent higher than the prior year sales of $18.4 billion. Both of the Company’s business segments achieved sales growth over the prior year.

Automotive Group Automotive Group sales were $15.0 billion for the year ended September 30, 2002, an increase of 10 percent compared to the prior year’s sales of $13.6 billion. Segment sales were up across all geographic regions.

In North America, automotive interior systems sales grew four percent, in line with the increase in industry vehicle production. Growth from new business involving seating, instrument panel, overhead, door and electronic systems was partially offset by lower pricing. Automotive battery sales in North America exceeded the prior year by nine percent, due primarily to new business and higher unit shipments to the Company’s aftermarket customers who continued to gain share in the battery replacement market.

The segment’s European sales rose 24 percent, benefiting from the October 1, 2001 acquisitions of an automotive electronics business and a battery business (see Note 1 to the Consolidated Financial Statements). Excluding the electronics business acquisition and the favorable impact of currency translation, automotive interior systems sales in Europe were four percent above the prior year, due primarily to the launch of new business. This compares favorably to the slight year-over-year decline in European industry vehicle production. Segment sales in other geographic markets, which represent less than 10 percent of Automotive Group sales, increased modestly compared to the prior year.

Controls Group Controls Group sales of $5.1 billion in fiscal 2002 increased six percent from the prior year’s $4.8 billion. North American sales were eight percent above the prior year, driven by new facility management and systems installation contract activity. Controls Group sales in Europe rose 24 percent over the prior year, reflecting the acquisition of a systems and services business in Europe in the third quarter of fiscal 2001 (see Note 1 to the Consolidated Financial Statements), new facility management contract activity and the favorable effects of currency translation. Segment sales in other geographic markets were down 31 percent compared to the prior year, due primarily to the deconsolidation of a Japanese facility management services joint venture in the fourth quarter of 2001 and the negative effects of currency translation. Orders of installed control systems for the year ended September 30, 2002 exceeded the prior year and were strongest from the North American education, health care and U.S. Federal government sectors.

Operating Income Consolidated operating income of $1.1 billion for fiscal 2002 was nine percent above the prior year’s $1.0 billion. Both of the Company’s segments contributed to the higher earnings, with the majority of the increase attributable to the Automotive Group.

Automotive Group The Automotive Group’s operating income rose to $863 million, 11 percent above the prior year’s $780 million. The majority of the segment’s increase was due to a higher gross profit percentage in North America, resulting from operational efficiencies associated with quality improvements and cost reductions including the benefits of the Company’s ongoing Six Sigma projects. In Europe, the increase in operating income associated with the fiscal 2002 automotive electronics business acquisition was more than offset by higher cost of sales due to new program launches and higher SG&A expenses resulting from additional engineering costs in fiscal 2002. South American automotive operations incurred a small loss due to reduced customer production schedules. Operating income in Asia was above the prior year as a result of significant cost reduction initiatives in Japan.

Controls Group Operating income for the Controls Group of $259 million was three percent above the prior year amount of $252 million. The increase in operating income resulting from higher sales in fiscal 2002 was partially offset by the resolution of scope issues on certain facility management contracts and increased SG&A expenses involving higher systems integration and marketing costs.

Other Income/Expense Net interest expense of $110 million was comparable with the prior year as the impact of slightly higher debt levels was offset by lower interest rates in fiscal 2002. Equity income of $38 million was $6 million above the prior year. Higher earnings from automotive interior systems joint ventures in Europe and Asia were partially offset by lower results at certain North American interior systems joint ventures and Controls Group joint ventures in Asia. Miscellaneous — net expense of $44 million increased from $16 million in the prior year. The additional expense in 2002 reflects foreign currency related charges and a net loss on asset disposals in fiscal 2002.

JOHNSON CONTROLS, INC.

Provision for Income Taxes The effective income tax rate for the year ended September 30, 2002 was 34.6 percent compared with fiscal 2001’s 36.6 percent. The effective rate for the fiscal year approximated the combined U.S. federal and state statutory rate reduced by lower foreign and U.S. effective rates resulting from the benefits of global tax planning initiatives.

Minority Interests in Net Earnings of Subsidiaries Minority interests in net earnings of subsidiaries were $58 million compared with the prior year’s $53 million. Higher earnings from Automotive Group subsidiaries in North America and Europe were partially offset by the effects of the deconsolidation of a Controls Group joint venture in Japan during the fourth quarter of fiscal 2001 and the acquisition of the remaining interest in Yokogawa Johnson Controls Corporation (see Note 1 to the Consolidated Financial Statements) in the third quarter of fiscal 2002.

Net Income Net income rose 11 percent in 2002 to $601 million as a result of increased operating income and the reduced effective income tax rate, partially offset by higher miscellaneous — net expense. Diluted earnings per share for fiscal 2002 were $6.35, 10 percent above the prior year’s $5.79.

Capital Expenditures and Other Investments

Capital expenditures in fiscal 2003 were $664 million, up from $496 million and $621 million in 2002 and 2001, respectively. Consistent with both prior years, the majority of the 2003 expenditures were associated with the Automotive Group. In fiscal 2003, capital expenditures associated with the Automotive Group related to new or expanded product lines, customer programs and cost reduction projects. Controls Group spending was primarily focused on information and building systems technology. The spending fluctuations in fiscal 2003 and 2002 were mainly due to the timing of expenditures and spending efficiencies within the Automotive Group in North America and Europe. Management has projected capital expenditures to approximate $600-$650 million in fiscal year 2004. The majority of the spending is again expected to be focused on the Automotive Group.

Goodwill at September 30, 2003 was $3.2 billion, $408 million higher than the prior year. The increase was primarily associated with the acquisitions of Varta and Borg and the effects of currency translation (see Note 4 to the Consolidated Financial Statements).

Investments in partially-owned affiliates at September 30, 2003 were $408 million, $61 million greater than the prior year. The majority of the increase was attributable to equity income earned by Automotive Group joint ventures, an additional automotive interior systems investment in China and the positive effects of currency translation, partially offset by dividend distributions received.

Liquidity and Capital Resources

Working Capital and Cash Flow In June 2003, the Company voluntarily made a cash contribution of $250 million to fund the accumulated benefit obligations of certain of its U.S. defined benefit pension plans. The contribution, which reduces future cash funding requirements, resulted in a prepaid benefit cost included within other current assets and other noncurrent assets, as appropriate, in the Consolidated Statement of Financial Position. The contribution increased plan assets at the July 31, 2003 measurement date which will result in a reduction of approximately $2 million in fiscal year 2004 pension expense.

The Company’s working capital was $36 million at September 30, 2003, compared with $140 million one year ago. The decrease reflects higher accounts receivable, inventories and other current assets and lower accrued income taxes and other current liabilities offset by lower cash and cash equivalents and higher accounts payable, current portion of long-term debt, short-term debt and accrued compensation and benefits in comparison to the prior year. Working capital, excluding cash and debt, of $478 million was $455 million higher than the prior year amount of $23 million.

Cash provided by operating activities in fiscal 2003 was $769 million compared with $1,059 million in fiscal 2002. The decrease primarily reflects the $250 million pension plan contribution made in June 2003.

Capitalization Total capitalization of $6.7 billion at September 30, 2003 included short-term debt of $0.2 billion, long-term debt (including the current portion) of $2.2 billion and shareholders’ equity of $4.3 billion. The Company’s total capitalization was $5.5 billion at September 30, 2002. Despite the voluntary $250 million cash contribution to the Company’s U.S. pension plans, the additional debt associated with the European acquisitions and the higher capital expenditures in fiscal 2003, the Company reduced total debt as a percentage of total capitalization at the end of fiscal 2003 to 35.6 percent from 36.0 percent one year ago. By the end of fiscal 2004, the Company expects total debt as a percentage of total capitalization to decline to below 30 percent, excluding the impact of any fiscal 2004 acquisitions.

Management’s Discussion and Analysis continued

In September 2003, the Company issued $500 million of senior notes. Of the total, $200 million are two-year floating rate notes and $300 million are ten-year fixed rate notes (see Note 10 to the Consolidated Financial Statements). The proceeds of the offering were used to partially refinance short-term debt issued to support the Borg acquisition and to fund the $250 million pension plan contribution. Additionally, the proceeds will be used to repay $250 million of term debt maturing in the first quarter of fiscal 2004.

Due to the strong operating cash flows generated in fiscal 2003, the Company was able to prepay long-term, euro-denominated bank debt totaling $171 million and yen-denominated bank debt totaling $55 million during the third and fourth quarters of fiscal 2003. The bank loans were retired at book value and without penalty.

At September 30, 2003, the Company had approximately $75 million available under its shelf registration statement on file with the Securities and Exchange Commission under which a variety of debt and equity instruments may be issued.

The Company believes its capital resources and liquidity position at September 30, 2003 were adequate to meet projected needs. Requirements for working capital, capital expenditures, dividends, pension fund contributions, debt maturities and any acquisitions in fiscal 2004 will continue to be funded from operations, supplemented by short- and long-term borrowings, if required.

The Company is in compliance with all covenants and other requirements set forth in its credit agreements and indentures. None of the Company’s debt agreements require accelerated repayment in the event of a decrease in credit ratings. Currently, the Company has ample liquidity and full access to the capital markets. Given its credit ratings from Fitch (A), Moody’s (A2), and Standard & Poors (A), the Company believes multiple downgrades, or a single downgrade over multiple levels, would be necessary before its access to the capital and commercial paper markets would be limited. At September 30, 2003, the Company had a combined availability of $1.0 billion under its committed lines of credit to meet commercial paper maturities and operating needs.

In October 2003, the Company renewed and increased its existing 364-day and five-year committed lines of credit. The 364-day $500 million committed line of credit, which was scheduled to expire in March 2004, was increased to $625 million and was extended to October 2004. The Company’s five-year committed line of credit, expiring March 2006, was also increased to $625 million from $500 million and was extended to October 2008. There were no draws on either of the committed credit lines through September 30, 2003.

A summary of the Company’s significant contractual obligations as of September 30, 2003 is as follows:

			2005	2007	After
In millions	Total	2004	-2006	-2008	2008

Contractual Obligations
Long-term debt (including capital lease obligations)*	$2,204	$428	$316	$567	$893
Operating leases	519	136	238	72	73
Unconditional purchase obligations**	—	—	—	—	—

Total contractual cash obligations	$2,723	$564	$554	$639	$966

*	See “Capitalization” for additional information related to the Company’s long-term debt.

**	There were no unconditional purchase obligations other than those related to inventory and property, plant and equipment purchases in the ordinary course of business which management believes are immaterial.

The only other commercial commitments that the Company had outstanding at September 30, 2003 were guarantees related to debt and lease obligations of certain unconsolidated affiliates (see “Guarantees and Off-Balance Sheet Arrangements”).

Guarantees and Off-Balance Sheet Arrangements

At September 30, 2003, the Company had guaranteed certain financial liabilities, the majority of which relate to debt and lease obligations of certain unconsolidated affiliates. The term of each of the guarantees was equal to the remaining term of the underlying debt or lease, which ranges from one to two years. Payment by the Company would be required upon default by the unconsolidated affiliate. The maximum potential amount of future payments which the Company could have been required to make under these guarantees at September 30, 2003 was $5 million.

In fiscal 2003, the Company renewed the residual value guarantees related to the Company aircraft accounted for as synthetic leases. The guarantees extend through the maturity of each respective underlying lease in September 2006. In the event the Company exercised its option not to purchase the aircraft for the remaining obligations at the scheduled maturity of the leases, the Company has guaranteed the majority of the residual values, not to exceed $60 million in aggregate.

In the ordinary course of business, the Company utilizes accounts receivable factoring arrangements in countries where programs of this type are typical. Under these arrangements, the Company may sell certain of its trade

JOHNSON CONTROLS, INC.

accounts receivable to financial institutions. The arrangements, in virtually all cases, do not contain recourse provisions against the Company for its customers’ failure to pay. At September 30, 2003 the Company had sold approximately $131 million of international trade accounts receivable. The Company’s involvement in these factoring arrangements has declined in comparison to prior years, and the use of these arrangements has not been a material source of liquidity for the Company. Management does not consider these arrangements to be an important part of its future financing plans.

Critical Accounting Policies

The Company prepares its consolidated financial statements in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. The following policies are considered by management to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact the Company’s results of operations, financial position and cash flows.

Revenue Recognition The Company recognizes revenue from long-term systems installation contracts of the Controls Group over the contractual period under the percentage-of-completion (POC) method of accounting. Under this method, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Revenues from contracts with multiple element arrangements, such as those including both installation and services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned “Costs and earnings in excess of billings on uncompleted contracts.” Likewise, contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned “Billings in excess of costs and earnings on uncompleted contracts.” Changes to the original estimates may be required during the life of the contract and such estimates are reviewed monthly. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recorded when identified. Historically, the reviews have not resulted in adjustments that were significant to the Company’s results of operations. Claims against customers are recognized as revenue upon settlement. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. The Company continually evaluates all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting. In all other cases, the Company recognizes revenue at the time products are shipped and title passes to the customer or as services are performed.

Goodwill and Other Intangible Assets Effective October 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill is no longer amortized; however, it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs impairment reviews for its reporting units, which have been determined to be the Company’s reportable segments, using a fair-value method based on management’s judgments and assumptions. The fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. In estimating the fair value, the Company uses multiples of earnings based on the average of historical, published multiples of earnings of comparable entities with similar operations and economic characteristics. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. The impairment testing performed by the Company at September 30, 2003, indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill and, as such, no impairment existed at that time. Other intangible assets with definite lives continue to be amortized over their estimated useful lives. Indefinite and definite lived intangible assets (see Note 4 to the Consolidated Financial Statements) are also subject to impairment testing. A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each reporting unit. While the Company believes its judgments and assumptions were reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required.

Employee Benefit Plans The Company provides a range of benefits to its employees and retired employees, including pensions and postretirement health care. Plan assets and obligations are recorded annually based on the Company’s measurement date utilizing various actuarial assumptions such as discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates as of that date. Measurements of net periodic benefit cost are based on the assumptions used for the previous year-end measurements of assets and obligations. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate. As required by U.S. GAAP, the effects of the modifications are recorded currently or amortized over future periods. In 2003, the Company changed the measurement date for its U.S. pension and postretirement health care plans from June 30 to July 31 to more closely align the measurement date of these plans with the measurement date of the Company’s non-U.S. defined benefit plans and with the Company’s fiscal year-end financial reporting date. The cumulative and fiscal year 2003 impact of this change was not material to the Company’s financial position, results of operations or cash flows.

The discount rate used by the Company is based on the interest rate of noncallable high-quality corporate bonds, with appropriate consideration of the Company’s pension plans’ participants’ demographics and benefit payment terms. At July 31, 2003, the Company decreased its discount rate on U.S. plans to 6.50 percent from 7.00 percent at June 30, 2002 (see Note 14 to the Consolidated Financial Statements). The decline of 50 basis points was consistent with the changes in published bond indices. The change increased the Company’s U.S. projected benefit obligation at September 30, 2003 by approximately $100 million and is expected to increase pension

Management’s Discussion and Analysis continued

expense in fiscal year 2004 by approximately $15 million, which is net of a reduction in expense of approximately $14 million relating to the change in the measurement date.

In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward-looking considerations; inflation assumptions and the impact of the active management of the plans’ invested assets. Reflecting the relatively long-term nature of the plans’ obligations, approximately 60 percent of the plans’ assets were invested in equities, with the balance invested in fixed income instruments. Considering the plans’ asset mix and in recognition of the overall downturn in the U.S. stock market, the Company decreased its expected return on plan assets to 8.75 percent effective July 31, 2003 from 9.50 percent at June 30, 2002. This decrease is expected to increase pension expense in fiscal year 2004 by approximately $9 million.

At July 31, 2003, the Company changed its rate of increase in the compensation assumption for U.S. pension plans to 4.00 percent from 5.00 percent at June 30, 2002. This change decreased the U.S. pension benefit obligation at September 30, 2003 by approximately $54 million and is expected to decrease pension expense in fiscal year 2004 by approximately $13 million. The Company uses a market-related value of assets that recognizes the difference between the expected return and the actual return on plan assets over a three-year period. As of September 30, 2003, the Company had approximately $86 million of unrecognized asset losses associated with its U.S. pension plans, which will be recognized in the calculation of the market-related value of assets and subject to amortization in future periods.

Based on information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable; however, changes in these assumptions could impact the Company’s financial position, results of operations or cash flows.

Product Warranties The Company offers warranties to its customers depending upon the specific product and terms of the customer purchase agreement. Most of the Company’s product warranties are customer specific. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate of future warranty related costs based on actual historical return rates. At September 30, 2003, the Company had recorded $71 million of warranty reserves based on an analysis of return rates and other factors (see Note 7 to the Consolidated Financial Statements). While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

Income Taxes The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company records a valuation allowance that represents foreign operating and other loss carryforwards for which utilization is uncertain. Management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against the Company’s net deferred tax assets. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known at each interim period. At year-end, the actual effective tax rate is calculated based upon the actual results for the full fiscal year and taking into consideration facts and circumstances known at year-end. In determining the need for a valuation allowance, the historical and projected financial performance of the operation recording the net deferred tax asset is considered along with any other pertinent information. Since future events may not actually match prior estimated results, it may be necessary to adjust the valuation allowance in the future. At September 30, 2003, the Company had a valuation allowance of $472 million related to net operating and other loss carryforwards (see Note 16 to the Consolidated Financial Statements). The Company does not provide taxes on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting U.S. tax liability.

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

A discussion of the Company’s accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements, and further disclosure relating to financial instruments is included in Note 11 to the Consolidated Financial Statements.

Foreign Exchange The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. In order to maintain strict control and achieve the benefits of the Company’s global diversification, foreign exchange exposures for each currency are netted internally so that only its net foreign exchange exposures are, as appropriate, hedged with financial instruments.

The Company hedges 70 to 90 percent of its known foreign exchange transactional exposures. The Company primarily enters into foreign currency exchange contracts to reduce the earnings and cash flow impact of nonfunctional currency denominated receivables and payables. Gains and losses resulting from these contracts offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are

JOHNSON CONTROLS, INC.

recognized in the same period as gains and losses on the hedged items. The Company also selectively hedges anticipated transactions that are subject to foreign exchange exposure, primarily with foreign currency exchange contracts, which are designated as cash flow hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, No. 138 and No. 149.

The Company generally finances the operations of its foreign subsidiaries with U.S. dollar debt that has been converted to local currency by executing foreign currency swaps. The foreign currency swaps serve as natural hedges of the foreign operations’ net asset positions. The Company has also entered into several foreign currency-denominated debt obligations and cross-currency interest rate swaps to hedge portions of its net investments in Europe and Japan. The currency effects of the debt obligations are reflected in the accumulated other comprehensive income (loss) account within shareholders’ equity where they offset gains and losses recorded on the net investments in Europe and Japan.

SENSITIVITY ANALYSIS The following table indicates the total U.S. dollar equivalents of net foreign exchange contracts (hedging transactional exposure) and non-U.S. dollar denominated cash, debt and cross-currency interest rate swaps (hedging translation exposure) outstanding by currency and the corresponding impact on the value of these instruments assuming a 10 percent appreciation/depreciation of the U.S. dollar relative to all other currencies on September 30, 2003.

As previously noted, the Company’s policy prohibits the trading of financial instruments for profit. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on the underlying receivables, payables and net investments in foreign subsidiaries described above.

In millions	September 30, 2003

	Non-USD
	Financial Instruments
	Designated as Hedges of:
				Foreign Exchange
	Transactional	Translation	Net	Gain/(Loss) from:
	Foreign	Foreign	Amount of
	Exposure	Exposure	Instruments	10%	10%
	Long/	Long/	Long/	Appreciation	Depreciation
Currency	(Short)	(Short)	(Short)	of USD	of USD

(U.S. dollar equivalents)
Euro	$(259)	$(774)	$(1,033)	$103	$(103)
British pound	285	(4)	281	(28)	28
Japanese yen	(22)	(249)	(271)	27	(27)
Canadian dollar	(146)	3	(143)	14	(14)
South Korean won	—	(77)	(77)	8	(8)
Swedish krona	(52)	—	(52)	5	(5)
Slovenska koruna	(41)	—	(41)	4	(4)
Polish zloty	(19)	(11)	(30)	3	(3)
Mexican peso	(19)	2	(17)	2	(2)
Swiss franc	16	—	16	(2)	2
Thai baht	(5)	(7)	(12)	1	(1)
Other	(39)	12	(27)	3	(3)

Total	$(301)	$(1,105)	$(1,406)	$140	$(140)

Interest Rates The Company’s earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments and interest rate swaps that are indexed to short-term money market rates. The Company, as needed, uses interest rate swaps to modify its exposure to interest rate movements. In accordance with SFAS No. 133, the swaps qualify and are designated as cash flow hedges or fair value hedges. A 10 percent increase or decrease in the average cost of the Company’s variable rate debt, including outstanding swaps, would result in a change in pre-tax interest expense of approximately $3 million.

Future Accounting Changes

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where, among others, there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003, and applies in the first year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has determined that it is not the primary beneficiary of any variable interest entity that would need to be consolidated under FIN 46, and, therefore, the deferral provisions set forth in FASB Staff Provision No. FIN 46-6, issued in October 2003, are not applicable.

Environmental, Health and Safety and Other Matters

The Company’s global operations are governed by laws addressing protection of the environment (Environmental Laws) and worker safety and health (Worker Safety Laws). Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance and require remediation at sites where Company-related substances have been released into the environment.

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

Management’s Discussion and Analysis continued

Environmental considerations are a part of all significant capital expenditure decisions; however, expenditures in 2003 related solely to environmental compliance were not material. At September 30, 2003, the Company had an accrued liability of $62 million relating to environmental matters compared with $32 million one year ago. The increase involves environmental matters related to the Varta acquisition. A charge to income is recorded when it is probable that a liability has been incurred and the cost can be reasonably estimated. The Company’s environmental liabilities do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental remediation activities at sites where the Company may be potentially liable, future expenses to remediate identified sites could be considerably higher than the accrued liability. However, while neither the timing nor the amount of ultimate costs associated with known environmental remediation matters can be determined at this time, the Company does not expect that these matters will have a material adverse effect on its financial position, results of operations or cash flows.

Additionally, the Company is involved in a number of product liability and various other suits incident to the operation of its businesses. Insurance coverages are maintained and estimated costs are recorded for claims and suits of this nature. It is management’s opinion that none of these will have a materially adverse effect on the Company’s financial position, results of operations or cash flows (see Note 17 to the Consolidated Financial Statements).

In March 2002, an unfavorable verdict was rendered in a lawsuit involving a Mexican lead supplier. After a jury trial, a Texas trial court entered judgment against the Company in this matter and awarded damages to the plaintiff in the amount of approximately $22 million, plus interest and attorney fees. During fiscal 2003, the Company negotiated a settlement of this lawsuit.

Cautionary Statements for Forward-Looking Information

The Company has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future risks and may include words such as “believes,” “expects,” “anticipates,” “projects” or similar expressions. For those statements, the Company cautions that numerous important factors, including industry vehicle production levels, U.S. dollar exchange rates and those discussed elsewhere in this document and in the Company’s Form 8-K filing (dated November 12, 2002), could affect the Company’s actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Quarterly Financial Data

In millions, except per share data; unaudited	First	Second	Third	Fourth	Full
Year ended September 30,	Quarter	Quarter	Quarter	Quarter	Year

2003
Net sales	$5,183.3	$5,503.1	$5,959.9	$5,999.7	$22,646.0
Gross profit	749.4	762.2	835.7	872.9	3,220.2
Net income	140.4	132.2	190.0	220.3	682.9
Earnings per share
Basic	1.56	1.46	2.11	2.43	7.56
Diluted*	1.48	1.40	2.00	2.31	7.20

2002
Net sales	$4,817.7	$4,810.5	$5,257.0	$5,218.2	$20,103.4
Gross profit	676.3	644.1	748.0	778.5	2,846.9
Net income	119.9	114.8	175.3	190.5	600.5
Earnings per share
Basic	1.35	1.27	1.96	2.13	6.71
Diluted*	1.27	1.21	1.85	2.02	6.35

*	Due to the use of the weighted-average shares outstanding for each quarter for computing earnings per share, the sum of the quarterly per share amounts may not equal the per share amount for the year.

Consolidated Statement of Income	JOHNSON CONTROLS, INC

			2001

In millions, except per share data | Year ended September 30,	2003	2002	Adjusted**	As Reported

Net sales
Products and systems*	$19,318.7	$17,060.7	$15,548.5	$15,548.5
Services*	3,327.3	3,042.7	2,878.7	2,878.7

	22,646.0	20,103.4	18,427.2	18,427.2
Cost of sales
Products and systems	16,632.1	14,677.0	13,391.6	13,391.6
Services	2,793.7	2,579.5	2,431.6	2,431.6

	19,425.8	17,256.5	15,823.2	15,823.2

Gross profit	3,220.2	2,846.9	2,604.0	2,604.0
Selling, general and administrative expenses	2,058.6	1,724.9	1,572.1	1,642.9

Operating income	1,161.6	1,122.0	1,031.9	961.1

Interest income	10.2	11.9	19.4	19.4
Interest expense	(113.7)	(122.3)	(129.4)	(129.4)
Equity income	54.9	37.9	31.8	31.8
Miscellaneous — net	(55.5)	(43.5)	(15.8)	(15.8)

Other income (expense)	(104.1)	(116.0)	(94.0)	(94.0)

Income before income taxes and minority interests	1,057.5	1,006.0	937.9	867.1
Provision for income taxes	327.8	347.6	342.9	335.5
Minority interests in net earnings of subsidiaries	46.8	57.9	53.3	53.3

Net income	$682.9	$600.5	$541.7	$478.3

Earnings available for common shareholders	$675.7	$592.8	$532.9	$469.5

Earnings per share
Basic	$7.56	$6.71	$6.14	$5.41
Diluted	$7.20	$6.35	$5.79	$5.11

*	Products and systems consist of Automotive Group products and systems and Controls Group installed systems. Services are Controls Group technical and facility management services.

**	The adjusted information is presented as if SFAS No. 142, “Goodwill and Other Intangible Assets,” had been adopted October 1, 2000. Results have been adjusted to exclude goodwill amortization expense of $70.8 million and the related income tax effect.

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Financial Position

In millions, except par value and share data | September 30,	2003	2002

Assets
Cash and cash equivalents	$136.1	$262.0
Accounts receivable, less allowance for doubtful accounts of $48.5 and $44.8, respectively	3,539.1	3,064.3
Costs and earnings in excess of billings on uncompleted contracts	323.0	333.4
Inventories	825.9	653.6
Other current assets	796.2	632.9

Current assets	5,620.3	4,946.2

Property, plant and equipment — net	2,963.4	2,445.5
Goodwill — net	3,162.7	2,754.6
Other intangible assets — net	316.9	243.5
Investments in partially-owned affiliates	408.1	347.4
Other noncurrent assets	655.9	428.1

Total assets	$13,127.3	$11,165.3

Liabilities and shareholders’ equity
Short-term debt	$150.5	$105.3
Current portion of long-term debt	427.8	39.9
Accounts payable	3,329.3	2,789.1
Accrued compensation and benefits	546.3	506.6
Accrued income taxes	58.7	182.7
Billings in excess of costs and earnings on uncompleted contracts	186.2	190.8
Other current liabilities	885.3	991.8

Current liabilities	5,584.1	4,806.2

Long-term debt	1,776.6	1,826.6
Postretirement health and other benefits	167.8	170.5
Minority interests in equity of subsidiaries	221.8	189.0
Other noncurrent liabilities	1,115.7	673.3

Long-term liabilities	3,281.9	2,859.4

Preferred stock, $1.00 par value
shares authorized: 2,000,000
shares issued and outstanding: 2003 - 189,647; 2002 - 202,646	97.1	103.8
Common stock, $.16 2/3 par value
shares authorized: 300,000,000
shares issued: 2003 - 90,631,127; 2002 - 89,594,686	15.1	14.9
Capital in excess of par value	748.0	690.0
Retained earnings	3,541.1	2,994.0
Treasury stock, at cost (2003 - 475,793 shares; 2002 - 714,637 shares)	(9.5)	(12.0)
Employee stock ownership plan — unearned compensation	(23.6)	(44.6)
Accumulated other comprehensive loss	(106.9)	(246.4)

Shareholders’ equity	4,261.3	3,499.7

Total liabilities and shareholders’ equity	$13,127.3	$11,165.3

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows	JOHNSON CONTROLS, INC.

In millions | September 30,	2003	2002	2001

Operating activities
Net income	$682.9	$600.5	$478.3
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	537.8	499.4	433.7
Amortization of intangibles*	20.2	17.4	82.2
Equity in earnings of partially-owned affiliates, net of dividends received	(15.9)	(17.1)	(6.9)
Deferred income taxes	122.7	(7.4)	66.6
Minority interests in net earnings of subsidiaries	46.8	57.9	53.3
Gain on sale of long-term investment	(16.6)	—	—
Pension contributions in excess of expense	(231.7)	—	(3.6)
Other	(37.1)	16.0	(16.9)
Changes in working capital, excluding acquisition of businesses
Receivables	(31.2)	(272.6)	(298.6)
Inventories	(7.6)	10.5	0.9
Other current assets	(88.5)	24.6	137.2
Accounts payable and accrued liabilities	(72.5)	71.3	68.9
Accrued income taxes	(128.1)	34.4	(1.1)
Billings in excess of costs and earnings on uncompleted contracts	(12.3)	24.2	(5.5)

Cash provided by operating activities	768.9	1,059.1	988.5

Investing activities
Capital expenditures	(664.4)	(496.2)	(621.5)
Sale of property, plant and equipment	52.2	54.1	141.0
Acquisition of businesses, net of cash acquired	(384.7)	(644.7)	(231.1)
Proceeds from sale of long-term investment	38.2	—	—
Changes in long-term investments	(8.1)	5.2	(48.8)

Cash used by investing activities	(966.8)	(1,081.6)	(760.4)

Financing activities
Decrease in short-term debt — net	53.0	(304.9)	(85.2)
Increase in long-term debt	510.9	638.8	241.9
Repayment of long-term debt	(383.4)	(249.0)	(157.0)
Payment of cash dividends	(136.3)	(125.3)	(117.6)
Other	18.5	(41.7)	5.2

Cash provided (used) by financing activities	62.7	(82.1)	(112.7)

Effect of exchange rate changes on cash and cash equivalents	9.3	(8.0)	(16.4)

(Decrease) increase in cash and cash equivalents	$(125.9)	$(112.6)	$99.0

*	The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective October 1, 2001 and accordingly no longer amortizes goodwill. Goodwill amortization included in 2001 was $70.8 million.

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Shareholders’ Equity

			Employee Stock					Accumulated
			Ownership Plan -		Capital in		Treasury	Other
		Preferred	Unearned	Common	Excess of	Retained	Stock,	Comprehensive
In millions, except per share data	Total	Stock	Compensation	Stock	Par Value	Earnings	at Cost	Income (Loss)

At September 30, 2000	$2,576.1	$129.0	$(80.0)	$14.7	$593.1	$2,159.5	$(33.2)	$(207.0)
Comprehensive income:
Net income	478.3	—	—	—	—	478.3	—	—
Foreign currency translation adjustments	(12.9)	—	—	—	—	—	—	(12.9)
Realized and unrealized gains/losses on derivatives	(2.0)	—	—	—	—	—	—	(2.0)
Minimum pension liability adjustment	(5.8)	—	—	—	—	—	—	(5.8)

Other comprehensive loss	(20.7)

Comprehensive income	457.6
Reduction of guaranteed ESOP debt	16.7	—	16.7	—	—	—	—	—
Cash dividends
Series D preferred ($3.97 per one ten-thousandth of a share), net of $1.0 million tax benefit	(8.8)	—	—	—	—	(8.8)	—	—
Common ($1.24 per share)	(107.8)	—	—	—	—	(107.8)	—	—
Other, including options exercised	51.6	(5.8)	—	0.1	53.0	(3.3)	7.6	—

At September 30, 2001	2,985.4	123.2	(63.3)	14.8	646.1	2,517.9	(25.6)	(227.7)
Comprehensive income:
Net income	600.5	—	—	—	—	600.5	—	—
Foreign currency translation adjustments	(1.6)	—	—	—	—	—	—	(1.6)
Unrealized gains/losses on marketable securities	11.1	—	—	—	—	—	—	11.1
Realized and unrealized gains/losses on derivatives	(10.9)	—	—	—	—	—	—	(10.9)
Minimum pension liability adjustment	(17.3)	—	—	—	—	—	—	(17.3)

Other comprehensive loss	(18.7)

Comprehensive income	581.8
Reduction of guaranteed ESOP debt	18.7	—	18.7	—	—	—	—	—
Cash dividends
Series D preferred ($3.97 per one ten-thousandth of a share), net of $0.9 million tax benefit	(7.7)	—	—	—	—	(7.7)	—	—
Common ($1.32 per share)	(116.7)	—	—	—	—	(116.7)	—	—
Other, including options exercised	38.2	(19.4)	—	0.1	43.9	—	13.6	—

At September 30, 2002	3,499.7	103.8	(44.6)	14.9	690.0	2,994.0	(12.0)	(246.4)

Comprehensive income:
Net income	682.9	—	—	—	—	682.9	—	—
Foreign currency translation adjustments	203.5	—	—	—	—	—	—	203.5
Realized gains on marketable securities	(11.1)	—	—	—	—	—	—	(11.1)
Realized and unrealized gains/losses on derivatives	10.5	—	—	—	—	—	—	10.5
Minimum pension liability adjustment	(63.4)	—	—	—	—	—	—	(63.4)

Other comprehensive income	139.5

Comprehensive income	822.4
Reduction of guaranteed ESOP debt	21.0	—	21.0	—	—	—	—	—
Cash dividends
Series D preferred ($3.97 per one ten-thousandth of a share), net of $0.5 million tax benefit	(7.2)	—	—	—	—	(7.2)	—	—
Common ($1.44 per share)	(128.6)	—	—	—	—	(128.6)	—	—
Other, including options exercised	54.0	(6.7)	—	0.2	58.0	—	2.5	—

At September 30, 2003	$4,261.3	$97.1	$(23.6)	$15.1	$748.0	$3,541.1	$(9.5)	$(106.9)

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Statements	JOHNSON CONTROLS, INC.

Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of Johnson Controls, Inc. and its domestic and foreign subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions have been eliminated. Investments in partially-owned affiliates are accounted for by the equity method when the Company’s interest exceeds 20 percent. Gains and losses from the translation of substantially all foreign currency financial statements are recorded in the accumulated other comprehensive income (loss) account within shareholders’ equity.

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Revenue Recognition The Company recognizes revenue from long-term systems installation contracts of the Controls Group over the contractual period under the percentage-of completion method of accounting (see “Long-Term Contracts”). In all other cases, the Company recognizes revenue at the time products are shipped and title passes to the customer or as services are performed.

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

Pre-Production Costs Related to Long-Term Supply Arrangements The Company’s policy for engineering, research and development, and other design and development costs related to products that will be sold under long-term supply arrangements requires such costs to be expensed as incurred. Customer reimbursements are recorded as a reduction of expense when reimbursement from the customer is contractually guaranteed. Costs for molds, dies, and other tools used to make products that will be sold under long-term supply arrangements are capitalized if the Company has title to the assets or has the non-cancelable right to use the assets during the term of the supply arrangement. Capitalized items, if specifically designed for a supply arrangement, are amortized over the term of the arrangement; otherwise, amounts are amortized over the estimated useful lives of the assets. The carrying values of assets capitalized in accordance with the foregoing policy are periodically reviewed for evidence of impairment. At September 30, 2003, approximately $144 million of costs for molds, dies and other tools were capitalized, which represented assets to which the Company had title. In addition, at September 30, 2003, the Company recorded as a current asset approximately $255 million of costs for molds, dies and other tools for which customer reimbursement is assured.

Property, Plant and Equipment The Company uses the straight-line method of depreciation for financial reporting purposes and accelerated methods for income tax purposes. The general range of useful lives for financial reporting is 10 to 50 years for buildings and improvements and 3 to 20 years for machinery and equipment.

Goodwill and Other Intangible Assets The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” effective October 1, 2001. Under SFAS No.142, goodwill and indefinite lived intangible assets are not amortized; however, both must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. The Company is subject to financial statement risk in the event that goodwill and intangible assets become impaired.

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

The fair values of all derivatives are recorded in the Consolidated Statement of Financial Position. The change in a derivative’s fair value is recorded each period in current earnings or accumulated other comprehensive income (OCI), depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.

The Company hedges 70 to 90 percent of its known foreign exchange transactional exposures. The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables. Gains and losses resulting from these contracts offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Gains and losses on these contracts are recorded in miscellaneous — net in the Consolidated Statement of Income and are recognized in the same period as gains and losses on the hedged items.

Notes to Consolidated Statements continued

Cash Flow Hedges The Company selectively hedges anticipated transactions that are subject to foreign exchange exposure, primarily using foreign currency exchange contracts. These instruments are designated as cash flow hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, No. 138 and No. 149 and are recorded in the Consolidated Statement of Financial Position at fair value. The effective portion of the contracts’ gains or losses due to changes in fair value are initially recorded as a component of accumulated OCI and are subsequently reclassified into earnings when the hedged transactions, typically sales and costs related to sales, occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates. The Company also selectively uses interest rate swaps to modify its exposure to interest rate movements. These swaps also qualify as cash flow hedges, with changes in fair value recorded as a component of accumulated OCI. Interest expense is recorded in earnings at the fixed rate set forth in the swap agreement. At September 30, 2003, the Company had one interest rate swap outstanding designated as a cash flow hedge related to the Company’s $250 million variable rate note associated with an October 2001 acquisition (see Note 11 to the Consolidated Financial Statements).

For the years ended September 30, 2003 and 2002, the net amounts recognized in earnings due to ineffectiveness and amounts excluded from the assessment of hedge effectiveness were not material. The amount reported as realized and unrealized gains/losses on derivatives in the accumulated OCI account within shareholders’ equity represents the net gain/loss on derivatives designated as cash flow hedges. The majority of the balance at September 30, 2003 will be recognized within the subsequent 12 months as the anticipated transactions occur.

Fair Value Hedges The Company had one interest rate swap outstanding at September 30, 2003 designated as a hedge of the fair value of a portion of a fixed-rate bond issued in connection with an October 2001 acquisition (see Note 11 to the Consolidated Financial Statements). Both the swap and the hedged portion of the debt are recorded in the Consolidated Statement of Financial Position. The change in fair value of the swap exactly offsets the change in fair value of the hedged debt, with no net impact on earnings.

Net Investment Hedges The Company has cross-currency interest rate swaps and foreign currency-denominated debt obligations that are designated as hedges of the foreign currency exposure associated with its net investments in foreign operations. The currency effects of the debt obligations are reflected in the accumulated OCI account where they offset translation gains and losses recorded on the Company’s net investments in Europe and Japan. The cross-currency interest rate swaps are recorded in the Consolidated Statement of Financial Position at fair value, with changes in value attributable to changes in foreign exchange rates recorded in the foreign currency translation adjustments component of accumulated OCI. Net interest payments or receipts from the interest rate swaps are recorded as adjustments to interest expense in earnings on a current basis. Net losses of approximately $70 million and $25 million associated with hedges of net investments in foreign operations were recorded in the accumulated OCI account for the periods ended September 30, 2003 and 2002, respectively.

Stock-Based Compensation The Company adopted the fair value recognition provision of SFAS No. 123, “Accounting for Stock-Based Compensation” and adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FAS 123,” effective October 1, 2002. In accordance with SFAS No. 148, the Company has adopted the fair value recognition provisions on a prospective basis. Compensation expense is recognized over the three-year vesting period of stock options granted.

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

Foreign Currency Translation Substantially all of the Company’s international operations use the respective local currency as the functional currency. Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period.

Comprehensive Income Comprehensive income is defined as the sum of net income and all other non-owner changes in equity. The components of the non-owner changes in equity (or accumulated other comprehensive loss) were as follows (net of tax):

In millions | September 30,	2003	2002

Foreign currency translation adjustments	$(12.6)	$(216.1)
Unrealized gains/losses on marketable securities	—	11.1
Realized and unrealized gains/losses on derivatives	(2.4)	(12.9)
Minimum pension liability adjustment	(91.9)	(28.5)

Accumulated other comprehensive loss	$(106.9)	$(246.4)

Reclassification Certain prior year amounts have been reclassified to conform to the current year’s presentation.

JOHNSON CONTROLS, INC.

1.     Acquisitions

The Company made acquisitions in fiscal year 2003 for a combined purchase price of approximately $525 million, including the assumption of debt. Short-term borrowings were initially used to finance the acquisitions and were partially refinanced through the issuance of senior notes in September 2003 (see Note 10). The most significant of these acquisitions were as follows:

➢	On October 31, 2002, the Company acquired VARTA AG’s Automotive Battery Division, a major European automotive battery manufacturer headquartered in Germany. The Varta Automotive Battery Division (Varta) consists of VARTA Automotive GmbH and the 80 percent majority ownership in VB Autobatterie GmbH. Management believes the acquisition gives the Company a leading market position in Europe.

➢	Effective July 23, 2003, the Company completed the acquisition of Borg Instruments AG (Borg), an automotive electronics company with headquarters in Germany. Management believes the Borg acquisition will strengthen the Company’s interiors electronics capabilities and technological presence in Europe.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the dates of acquisition.

In millions

Current assets	$343.1
Property, plant and equipment	261.1
Goodwill	200.3
Other intangible assets	51.6
Other noncurrent assets	14.1
Total assets	870.2

Current liabilities	278.2
Long-term liabilities	207.3

Total liabilities	485.5

Net assets acquired	$384.7

The operating results of these acquisitions have been included in the Company’s Consolidated Financial Statements from the dates of acquisition. Pro forma information reflecting these acquisitions has not been disclosed as the impact on consolidated net income is not material.

Goodwill of approximately $200 million, of which $22 million is expected to be deductible for tax purposes, has been assigned to the Automotive Group. Approximately $43 million of intangible assets subject to amortization and with a weighted average useful life of approximately 24 years were recorded. This included approximately $1 million and $17 million, respectively, of patented and unpatented technology with a weighted average useful life of approximately 14 years, and $25 million of customer relationships with a weighted average useful life of approximately 31 years. In addition, $9 million was assigned to trademarks with an indefinite useful life. The purchase price allocation may be subsequently adjusted to reflect final appraisals and other valuation studies.

Restructuring reserves related to the Varta acquisition of approximately $18 million have been recorded at September 30, 2003. The majority of the reserves were established for employee severance costs related to workforce reductions of approximately 235 employees. Approximately $2 million of employee severance costs, associated with workforce reductions of approximately 20 employees, have been incurred to date. The Varta restructuring activities are expected to be completed within the next year.

In fiscal 2002, the Company acquired several new businesses and purchased the remaining interests in certain businesses in which the Company previously held a majority ownership. These acquisitions, with an initial combined purchase price of approximately $645 million, were primarily financed with long-term debt (see Note 10). The more significant of these acquisitions were as follows:

➢Effective October 1, 2001, the Company completed the acquisition of the automotive electronics business of France-based Sagem SA (Sagem). The Sagem acquisition augments the Company’s capabilities in vehicle electronics.

➢Effective October 1, 2001, the Company completed the acquisition of the German automotive battery manufacturer Hoppecke Automotive GmbH & Co. KG (Hoppecke). Management believes Hoppecke provides new battery technologies that give the Company a leadership position in the development of the evolving 42-volt automotive electrical systems.

➢In April 2002, the Company acquired the remaining 45 percent interest in Yokogawa Johnson Controls Corporation, a controls systems and services business in Japan. This acquisition supports the Company’s strategy to expand the Controls Group business globally.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the dates of acquisition.

In millions

Current assets	$271.9
Property, plant and equipment	107.8
Goodwill	444.3
Other intangible assets	117.9
Other noncurrent assets	35.2
Total assets	977.1

Current liabilities	318.9
Long-term liabilities	13.5
Total liabilities	332.4

Net assets acquired	$644.7

Notes to Consolidated Statements continued

The operating results of each of the acquisitions have been included in the Company’s Consolidated Financial Statements since the dates of acquisitions. Pro forma information to reflect these acquisitions has not been disclosed as the impact on consolidated net income was not material.

Goodwill of $381 million and $63 million was assigned to the Automotive Group and the Controls Group segments, respectively. Approximately $235 million of the total goodwill acquired is expected to be deductible for tax purposes. Intangible assets of approximately $118 million having a weighted-average useful life of 25 years were recorded in fiscal 2002. Approximately $46 million and $41 million were assigned to unpatented and patented technology, respectively, having weighted average useful lives of approximately 18 and 17 years, respectively. Additionally, approximately $31 million was assigned to customer relationships having a weighted average useful life of approximately 36 years.

The Company began formulating restructuring plans for Sagem and Hoppecke as of the acquisition dates. Accordingly, restructuring reserves of approximately $20 million were established, primarily for expected employee severance costs. Three plants and facilities have been or will be closed or sold with expected workforce reductions of approximately 430 employees. Through September 30, 2003, approximately $18 million of employee severance and other related costs associated with the restructuring plans were incurred or paid, and approximately 390 employees have been separated from the Company. In fiscal 2003, the Company recorded an adjustment to the restructuring reserve of approximately $2 million which resulted in a comparable decrease to goodwill assigned to the Automotive Group.

In fiscal 2001, the Company acquired Gylling Optima Batteries AB, a manufacturer of spiral-wound lead-acid batteries, and MC International, a leader in refrigeration and air conditioning systems and services in Europe. These acquisitions had a combined purchase price of approximately $200 million.

Effective September 1, 2000, the Company completed the acquisition of approximately 90 percent of the outstanding shares of Ikeda Bussan Co. Ltd. (Ikeda), a Japanese supplier of automotive seating. A share exchange to acquire the remaining shares of Ikeda was completed in the first quarter of fiscal 2002. As part of this acquisition, a restructuring reserve of approximately $54 million was recorded. The reserve was established for expected employee severance costs as the Company eliminates certain non-core activities to focus on Ikeda’s principal seating and interiors businesses. Seven plants and facilities have been or will be closed as part of the restructuring plan, with resulting workforce reductions of approximately 1,000 employees. Through September 30, 2003 approximately $25 million of employee severance costs associated with the restructuring plan were paid or incurred, and approximately 570 employees separated from the Company. In fiscal 2002, the Company recorded an adjustment to the restructuring reserve of approximately $10 million which resulted in a decrease to the goodwill assigned to the Automotive Group of approximately $6 million. The reserve balance at September 30, 2003 totaling approximately $19 million represents remaining severance payments to be made in accordance with underlying agreements.

2.     Inventories

In millions - September 30,	2003	2002

Raw materials and supplies	$435.5	$361.2
Work-in-process	105.8	80.4
Finished goods	310.9	242.5

FIFO inventories	852.2	684.1
LIFO reserve	(26.3)	(30.5)

Inventories	$825.9	$653.6

Inventories valued by the LIFO method of accounting were approximately 31 percent and 39 percent of total inventories at September 30, 2003 and 2002, respectively.

3.     Property, plant and equipment

In millions - September 30,	2003	2002

Buildings and improvements	$1,605.0	$1,349.2
Machinery and equipment	4,203.9	3,508.2
Construction in progress	336.2	267.9

	6,145.1	5,125.3
Land	238.2	231.3

	6,383.3	5,356.6
Less accumulated depreciation	(3,419.9)	(2,911.1)

Property, plant and equipment — net	$2,963.4	$2,445.5

Interest costs capitalized during 2003, 2002 and 2001 were $8.4 million, $10.0 million and $10.5 million, respectively.

4.     Goodwill and other intangible assets

Effective October 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and indefinite lived intangible assets are not amortized; however, both must be tested for impairment at least annually. Amortization will continue to be recorded for other intangible assets with determinable lives. The Company’s financial statements include comparative adjusted information which assumes SFAS No. 142 had been adopted October 1, 2000.

JOHNSON CONTROLS, INC.

     The changes in the carrying amount of goodwill for the years ended September 30, 2002 and 2003 were as follows:

	Automotive	Controls
In millions	Group	Group	Total

Balance as of September 30, 2001	$1,910.1	$337.2	$2,247.3
Goodwill from business acquisitions	381.0	63.3	444.3
Currency translation	65.7	13.6	79.3
Other	(16.3)	—	(16.3)

Balance as of September 30, 2002	2,340.5	414.1	2,754.6
Goodwill from business acquisitions	200.3	—	200.3
Currency translation	186.3	23.7	210.0
Other	0.5	(2.7)	(2.2)

Balance as of September 30, 2003	$2,727.6	$435.1	$3,162.7

See Note 1 for discussion of goodwill from business acquisitions during fiscal 2003 and 2002.

The Company’s other intangible assets, primarily from acquisitions, are valued based on independent appraisals and consisted of:

September 30,		2003			2002

	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
In millions	Amount	Amortization	Net	Amount	Amortization	Net
Amortized intangible assets
Patented technology	$215.1	$(71.5)	$143.6	$211.5	$(58.4)	$153.1
Unpatented technology	81.5	(7.4)	74.1	51.0	(4.0)	47.0
Customer relationships	78.4	(3.3)	75.1	34.3	(1.3)	33.0
Miscellaneous	10.7	(6.3)	4.4	9.7	(5.4)	4.3

Total amortized intangible assets	385.7	(88.5)	297.2	306.5	(69.1)	237.4
Unamortized intangible assets
Trademarks	10.9	—	10.9	—	—	—
Pension asset	8.8	—	8.8	6.1	—	6.1

Total unamortized intangible assets	19.7	—	19.7	6.1	—	6.1

Total intangible assets	$405.4	$(88.5)	$316.9	$312.6	$(69.1)	$243.5

Amortization of other intangible assets was approximately $20 million and $17 million for the years ended September 30, 2003 and 2002, respectively. Excluding the impact of any future acquisitions, the Company anticipates that annual amortization of other intangible assets will approximate $22 million for each of the next five years.

5.     Sale of long-term investment

In fiscal 2003, the Company recorded a pre-tax gain of approximately $17 million related to the conversion and subsequent sale of its investment in shares of Donnelly Corporation, which merged with Magna International effective October 1, 2002. Prior to the sale, the investment was reported as an available-for-sale security in the Consolidated Statement of Financial Position at fair value. Changes in the fair market value were recorded in the other comprehensive income component of shareholders’ equity. As a result of the merger, the Company’s shares in Donnelly Corporation were converted into shares of Magna International and the unrealized gain on the investment was recognized in the Consolidated Statement of Income. The Company sold the shares in Magna International in the first quarter of fiscal 2003 and received proceeds of approximately $38 million.

6.     Guarantees

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires additional disclosures about the guarantees that an entity has issued, including a reconciliation of the changes in the entity’s product warranty liabilities (see Note 7) during the reporting period. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

At September 30, 2003, the Company had guaranteed certain financial liabilities, the majority of which relate to debt and lease obligations of unconsolidated affiliates. The term of each of the guarantees is equal to the remaining term of the underlying debt or lease, which ranges from one to two years. Payment by the Company would be required upon default by the unconsolidated affiliate. The maximum amount of future payments which the Company could have been required to make under these guarantees at September 30, 2003 was $5 million.

In fiscal 2003, the Company renewed the residual value guarantees related to the Company aircraft accounted for as synthetic leases. The guarantees extend through the maturity of each respective underlying lease in September 2006. In the event the Company exercised its option not to purchase the aircraft for the remaining obligations at the scheduled maturity of the leases, the Company has guaranteed the majority of the residual values, not to exceed $60 million in aggregate. In accordance with FIN 45, the Company has recorded a liability of approximately

Notes to Consolidated Statements continued

$7 million within other noncurrent liabilities and a corresponding offset within other noncurrent assets in the Consolidated Statement of Financial Position relating to the Company’s obligation under the guarantees. These amounts are being amortized over the life of the guarantees.

7.     Product warranties

The Company offers warranties to its customers depending upon the specific product and terms of the customer purchase agreement. Most of the Company’s product warranties are customer specific. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates. Based on analysis of return rates and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates. The Company’s product warranty liability is included in other current liabilities in the Consolidated Statement of Financial Position.

The changes in the carrying amount of the Company’s total product warranty liability for the years ended September 30, 2003 and 2002 were as follows:

In millions - Year ended September 30,	2003	2002

Beginning balance	$65.4	$54.9
Accruals for warranties issued during the period	58.1	54.2
Accruals from business acquisition	11.5	—
Accruals related to pre-existing warranties (including changes in estimates)	(15.7)	(6.3)
Settlements made (in cash or in kind) during the period	(51.2)	(37.8)
Currency translation	2.6	0.4

Ending balance	$70.7	$65.4

8.     Leases

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment, primarily buildings and improvements, were $88 million and $83 million at September 30, 2003 and 2002, respectively.

Other facilities and equipment are leased under arrangements that are accounted for as operating leases. Total rental expense was $214 million in 2003, $197 million in 2002 and $186 million in 2001.

Future minimum capital and operating lease payments and the related present value of capital lease payments at September 30, 2003 were as follows:

	Capital	Operating
In millions	Leases	Leases

2004	$18.0	$136.3
2005	15.9	98.7
2006	8.6	139.4
2007	7.6	42.5
2008	7.3	29.4
After 2008	62.9	76.8

Total minimum lease payments	120.3	$523.1

Interest	27.2

Present value of net minimum lease payments	$93.1

9.     Short-term debt and credit agreements

In millions - September 30,	2003	2002

Commercial paper	$63.8	$—
Bank borrowings	86.7	105.3

Short-term debt	$150.5	$105.3

Weighted average interest rate on short-term debt outstanding	2.64%	3.98%

The Company had committed lines of credit available for support of outstanding commercial paper that averaged $1.0 billion during the year and were $1.0 billion at September 30, 2003. In addition, the Company had uncommitted lines of credit from banks totaling $1.0 billion at September 30, 2003, of which $0.9 billion remained unused. The lines of credit are subject to the usual terms and conditions applied by banks.

In October 2003, the Company renewed and increased its existing 364-day and five-year committed lines of credit. The 364-day $500 million committed line of credit, which was scheduled to expire in March 2004, was increased to $625 million and was extended to October 2004. The Company’s five-year committed line of credit, expiring March 2006, was also increased to $625 million from $500 million and was extended to October 2008. There were no draws on either of the committed credit lines through September 30, 2003.

JOHNSON CONTROLS, INC.

10.     Long-term debt

In millions - September 30,	2003	2002

Unsecured notes
6.06% due in 2003	$—	$5.8
Floating rate note due in 2004	250.0	250.0
Floating rate note due in 2005	200.0	—
4.875% due in 2013	298.5	—
5% due in 2007 ($350 million par value)	368.2	371.8
6.3% due in 2008	175.0	175.0
7.7% due in 2015	124.8	124.8
7.125% due in 2017	149.1	149.1
8.2% due in 2024	125.0	125.0
6.95% due in 2046	125.0	125.0
Industrial revenue bonds due through 2010, net of unamortized discount of $0.1 million in 2003 and $0.6 million in 2002	31.2	36.5
Guaranteed ESOP debt due in increasing annual installments through 2004 at an average interest rate of 6.99% (tied in part to LIBOR)	23.6	44.6
Capital lease obligations	93.1	94.6
Foreign-denominated debt:
euro	99.0	214.1
yen	93.8	139.5
Other	48.1	10.7

Gross long-term debt	2,204.4	1,866.5
Less current portion	427.8	39.9

Net long-term debt	$1,776.6	$1,826.6

Due dates are by fiscal year.

At September 30, 2003, the Company’s euro-denominated long-term debt was comprised of $91 million of fixed rate debt and $8 million of variable rate debt. The weighted average interest rate of the fixed and variable portions was 4.29 percent and 2.57 percent, respectively.

The Company had yen-denominated long-term debt totaling $94 million at September 30, 2003. Fixed rate yen debt was equivalent to $90 million with a weighted average interest rate of 1.74 percent at September 30, 2003. Variable rate debt was equivalent to $4 million with a weighted average interest rate of 0.41 percent at September 30, 2003.

During the third and fourth quarters of fiscal 2003, the Company prepaid long-term euro-denominated bank debt totaling $171 million and yen-denominated bank debt totaling $55 million. The bank loans were retired at book value and without penalty.

In September 2003, the Company issued $500 million of senior notes. Of the total, $200 million are two-year floating rate notes and $300 million are ten-year fixed rate notes. The proceeds of the offering were used to partially refinance short-term debt issued to support the Borg acquisition and to fund a $250 million pension plan contribution. Additionally, the proceeds will be used to repay $250 million of term debt maturing in the first quarter of fiscal 2004.

The Company’s employee stock ownership plan (ESOP) was financed with debt issued by the ESOP. The ESOP debt, with final payment due in the first quarter of fiscal 2004, is guaranteed by the Company and, therefore, the unpaid balance was recorded as current portion of long-term debt at September 30, 2003 and as long-term debt at September 30, 2002. The dividends on the Series D Preferred Stock held by the ESOP plus Company contributions to the ESOP are used by the ESOP to service the debt. Therefore, interest incurred on the ESOP debt of $2 million in 2003, $4 million in 2002 and $5 million in 2001 has not been reflected as interest expense in the Company’s Consolidated Statement of Income.

The installments of long-term debt maturing in subsequent years (including the guaranteed ESOP debt) are: 2004 — $428 million, 2005 — $226 million, 2006 — $90 million, 2007 — $383 million, 2008 — $184 million, 2009 and beyond — $893 million. The indentures for the unsecured notes, the foreign-denominated debt and the guaranteed ESOP debt include various financial covenants, none of which are expected to restrict future operations.

Total interest paid on both short and long-term debt was $118 million in 2003, $127 million in 2002 and $137 million in 2001. The Company uses financial instruments (see Note 11) to manage its interest rate exposure. These instruments affect the weighted average interest rate of the Company’s debt and interest expense.

11.     Financial instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. The fair value of long-term debt, which was $2,324 million and $1,958 million at September 30, 2003 and 2002, respectively, was determined using market interest rates and discounted future cash flows.

The Company selectively uses derivative instruments to reduce market risk associated with changes in foreign currency and interest rates. The use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for trading purposes is strictly prohibited. See the Summary of Significant Accounting Policies for additional information regarding the Company’s objectives for holding certain derivative instruments, its strategies for achieving those objectives, and its risk management and accounting policies applicable to these instruments.

Notes to Consolidated Statements continued

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in currency exchange rates. The Company primarily uses foreign currency exchange contracts to hedge certain of its foreign currency exposure.

The Company selectively uses interest rate swaps to reduce market risk associated with changes in interest rates (cash flow or fair value hedges). In May 2002, the Company entered into two interest rate swaps. A four-and-a-half-year swap was entered into to hedge a portion of the Company’s five percent notes maturing in the first quarter of fiscal 2007. Under the swap, the Company receives interest based on a fixed U.S. dollar rate of five percent and pays interest based on a floating three-month U.S. dollar LIBOR rate plus 14.75 basis points. A one-and-a-half-year swap was also entered into to hedge the Company’s $250 million variable interest rate note maturing in the first quarter of fiscal 2004. Under the swap, the Company receives interest based on a floating three-month U.S. dollar LIBOR rate plus 60 basis points and pays interest based on a fixed U.S. dollar rate of 3.88 percent.

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

The Company’s derivative instruments are recorded at fair value in the Consolidated Statement of Financial Position as follows:

In millions - September 30,	2003		2002

		Fair Value		Fair Value
	Notional	Asset	Notional	Asset
(U.S. dollar equivalents)	Amount	(Liability)	Amount	(Liability)

Other Noncurrent Assets
Interest rate swaps	$150	$14	$250	$22
Other Current Liabilities
Foreign currency exchange contracts	1,681	1	1,421	(2)
Other Noncurrent Liabilities
Interest rate swaps	250	(4)	303	(8)
Cross-currency interest rate swaps	734	(106)	509	(30)

It is important to note that the Company’s derivative instruments are hedges protecting against underlying changes in foreign currency and interest rates. Accordingly, the implied gains/losses associated with the fair values of foreign currency exchange contracts and cross-currency interest rate swaps would be offset by gains/losses on underlying payables, receivables and net investments in foreign subsidiaries. Similarly, implied gains/losses associated with interest rate swaps offset changes in interest rates and the fair value of long-term debt.

The fair values of interest rate and cross-currency interest rate swaps were determined using dealer quotes and market interest rates. The fair values of foreign currency exchange contracts were determined using market exchange rates.

12.     Shareholders’ equity

The Company originally issued 341.7969 shares of its 7.75 percent Series D Convertible Preferred Stock to its ESOP. The preferred stock was issued in fractional amounts representing one ten-thousandth of a share each or 3.4 million preferred stock units in total. Each preferred stock unit has a liquidation value of $51.20. The ESOP financed its purchase of the preferred stock units by issuing debt. An amount representing unearned employee compensation, equivalent in value to the unpaid balance of the ESOP debt, has been recorded as a deduction from shareholders’ equity. The net increase in shareholders’ equity at September 30, 2003 and 2002 resulting from the above transactions was $74 million and $59 million, respectively.

Preferred stock units are allocated to participating employees over the term of the ESOP debt based on the annual ESOP debt service payments and are held in trust for the employees until their retirement, death or vested termination. Each allocated unit may be converted into two shares of common stock or redeemed for $51.20 in cash, at the election of the employee or beneficiary, upon retirement, death or vested termination. As of September 30, 2003, approximately 3.2 million preferred stock units had been allocated to employees. The Company, at its option, may issue shares of its common stock or distribute cash to the ESOP to redeem the preferred stock units. Employees may vote allocated units, and the plan trustee is to vote unallocated units in the same proportion as the allocated units are voted.

Dividends on the preferred stock are deductible for income tax purposes and enter into the determination of earnings available for common shareholders, net of their tax benefit.

Options to purchase common stock of the Company, at prices equal to or higher than market values on dates of grant, are granted to key employees under stock option plans. Stock appreciation rights (SARs) may be granted in conjunction with the stock option grants under one plan. Options or SARs are exercisable between two and ten years after date of grant for current employees. Shares available for future grant under stock option plans were 6.2 million at September 30, 2003.

JOHNSON CONTROLS, INC.

Following is a summary of activity in the stock option plans for the three-year period ending September 30, 2003:

	Weighted	Shares
	Average	Subject to
	Option Price	Option	SARs

Outstanding, September 30, 2000	$44.28	5,019,032	1,628,950
Granted	56.84	1,508,500	84,020
Exercised	34.64	(1,509,057)	(578,885)
Cancelled	57.94	(164,261)	(210,300)

Outstanding, September 30, 2001	$50.72	4,854,214	923,785
Granted	80.23	1,384,140	164,250
Exercised	42.09	(796,967)	(342,090)
Cancelled	63.77	(166,450)	(20,800)

Outstanding, September 30, 2002	$59.36	5,274,937	725,145
Granted	80.64	1,367,791	134,050
Exercised	50.75	(1,300,082)	(176,196)
Cancelled	63.69	(182,942)	(146,244)

Outstanding, September 30, 2003	$67.01	5,159,704	536,755

Options outstanding at September 30, 2003:

		Weighted	Weighted
		Average	Average
	Outstanding at	Remaining	Exercise
	September 30,	Contractual	Price
Range of Exercise Prices	2003	Life (years)	per Share

$24.00 - $35.99	98,893	1.8	$29.82
$36.00 - $47.99	486,670	3.7	$41.15
$48.00 - $59.99	1,962,236	6.5	$57.44
$75.00 - $86.99	2,611,905	8.6	$80.44

Options exercisable:

		Weighted
	Exercisable	Average Exercise
Range of Exercise Prices	Shares	Price per Share

At September 30, 2003
$24.00 - $35.99	98,893	$29.82
$36.00 - $47.99	486,670	$41.15
$48.00 - $59.99	1,301,071	$57.74
$75.00 - $86.99	15,925	$80.23

	1,902,559	$52.23

At September 30, 2002	2,091,492	$48.00

At September 30, 2001	1,949,618	$40.58

Effective October 1, 2002, the Company voluntarily adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure — an amendment of FAS 123.” In accordance with SFAS No. 148, the Company has adopted the fair value recognition provisions on a prospective basis and, accordingly, the expense recognized in fiscal 2003 represents a pro rata portion of the 2003 grant which is earned over a three-year vesting period.

     The fair values of each option and the assumptions used to estimate these values using the Black-Scholes option pricing model were as follows:

Grants Issued in Year ended September 30,	2003	2002	2001

Expected life of option (years)	6	6	5
Risk-free interest rate	3.13%	3.97%	5.69%
Expected volatility of the Company’s stock	26.95%	22.89%	21.40%
Expected dividend yield on the Company’s stock	1.82%	1.84%	1.87%
Fair value of each option	$21	$19	$14

The following table illustrates the pro forma effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each fiscal year:

In millions, except per share data
Year ended September 30,	2003	2002	2001

Net income, as reported	$682.9	$600.5	$478.3
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	5.5	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15.0)	(12.3)	(8.5)

Pro forma net income	$673.4	$588.2	$469.8

Earnings per share
Basic — as reported	$7.56	$6.71	$5.41
Basic — pro forma	$7.45	$6.57	$5.31

Diluted — as reported	$7.20	$6.35	$5.11
Diluted — pro forma	$7.10	$6.22	$5.02

Net income, basic and diluted earnings per share adjusted as if SFAS No. 142 , “Goodwill and Other Intangible Assets,” had been adopted October 1, 2000 were $533.0 million, $6.04 and $5.70 in 2001.

In 2002, the Company adopted a restricted stock plan that provides for the award of restricted shares of common stock or restricted share units to certain key employees. Awards under the plan are subject to certain vesting requirements. There were 158,000 restricted shares or restricted share units awarded in 2002 with an average fair market value of $80.99 per share. Compensation expense related to restricted stock awards is based upon market prices at dates of award and is charged to earnings over the vesting period. Compensation expense related to the restricted stock plan was $3 million and $2 million in 2003 and 2002, respectively.

Approximately $138 million of consolidated retained earnings at September 30, 2003 represents undistributed earnings of the Company’s partially-owned affiliates accounted for by the equity method.

Notes to Consolidated Statements continued

13.     Earnings per share

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share for the years ended September 30, 2003, 2002 and 2001:

In millions - Year ended September 30,	2003	2002	2001

Income Available to Common Shareholders
Net income, as reported	$682.9	$600.5	$478.3
Preferred stock dividends, net of tax benefit	(7.2)	(7.7)	(8.8)

Basic income available to common shareholders	$675.7	$592.8	$469.5

Net income	$682.9	$600.5	$478.3
Effect of dilutive securities:
Compensation expense, net of tax, arising from assumed conversion of preferred stock	(2.1)	(2.8)	(3.4)

Diluted income available to common shareholders	$680.8	$597.7	$474.9

Weighted Average Shares Outstanding
Basic weighted average shares outstanding	89.4	88.4	86.8
Effect of dilutive securities:
Stock options	1.4	1.6	1.4
Convertible preferred stock	3.8	4.1	4.8

Diluted weighted average shares outstanding	94.6	94.1	93.0

Basic income available to common shareholders adjusted as if SFAS No. 142, “Goodwill and Other Intangible Assets,” had been adopted October 1, 2000 was $532.9 million for 2001. Diluted income available to common shareholders adjusted for SFAS No. 142 was $538.3 million.

14.     Retirement plans

Pension Measurement Date The Company and its subsidiaries sponsor many U.S. and non-U.S. defined benefit plans and primarily U.S. postretirement health and other benefit plans. In 2003, the Company changed the measurement date for the U.S. defined benefit and postretirement health and other benefit plans from June 30 to July 31 to more closely align the measurement date of these plans with the measurement date of the Company’s non-U.S. defined benefit plans and with the Company’s fiscal year-end financial reporting date. The cumulative and fiscal year 2003 impact of this change was not material to the Company’s financial position, results of operations or cash flows. The 2002 amounts shown in the following table for these plans were valued at June 30.

Pension Benefits The Company has noncontributory defined benefit pension plans covering most U.S. and certain non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. Funding for U.S. pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-U.S. plans are not subject to these or similar requirements. Also, the Company makes contributions to union-trusteed pension funds for construction and service personnel.

The majority of plan assets are comprised of equity securities, with the remainder primarily in fixed income investments. At the measurement dates of July 31, 2003 and June 30, 2002 for U.S. plans and September 30, 2003 and 2002 for non-U.S. plans, plan assets included approximately 943,000 and 923,000 shares, respectively, of Johnson Controls, Inc. common stock with total market values of $91 million and $75 million at the respective dates.

For pension plans with accumulated benefit obligations (ABO) that exceed plan assets, the projected benefit obligation, ABO and fair value of plan assets of those plans were $763 million, $710 million and $283 million, respectively, as of September 30, 2003 and $1,567 million, $1,334 million and $1,003 million, respectively, as of September 30, 2002.

Savings and Investment Plans The Company sponsors various defined contribution savings plans primarily in the U.S. that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will match a percentage of the employee contributions up to certain limits. Excluding the ESOP, matching contributions charged to expense amounted to $26 million for the years ended 2003 and 2002 and $23 million for the year ended 2001.

The Company established an ESOP (see Note 12) as part of its existing savings and investment (401(k)) plan, which is available to eligible U.S. employees. The Company’s annual contributions to the ESOP, when combined with the preferred stock dividends, are of an amount which will allow the ESOP to meet its debt service requirements. This contribution amount was $12 million in 2003, $14 million in 2002 and $13 million in 2001. Total compensation expense recorded by the Company was $17 million in 2003, $12 million in 2002 and $24 million in 2001.

Postretirement Health and Other Benefits The Company provides certain health care and life insurance benefits for eligible retirees and their dependents primarily in the U.S. Most non-U.S. employees are covered by government sponsored programs, and the cost to the Company is not significant. The U.S. benefits are paid as incurred. No change in the Company’s practice of funding these benefits on a pay-as-you-go basis is anticipated.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations; and the Company has reserved the right to modify these benefits. Effective January 31, 1994, the Company modified certain salaried plans to place a limit on the Company’s cost of future annual retiree medical benefits at no more than 150 percent of the 1993 cost.

The September 30, 2003 accumulated postretirement benefit obligation was determined using assumed health care cost trend rates of nine percent for both pre-65 and post-65 years of age employees. The September 30, 2002 accumulated postretirement benefit obligation was determined using assumed health care cost trend rates of ten percent for both pre-65 and post-65 years of age employees. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a one percentage point change in the assumed health care cost trend rate would have changed the accumulated benefit obligation by $6 million at September 30, 2003 and the sum of the service and interest costs in 2003 by $0.6 million.

The table that follows contains a reconciliation of the changes in the benefit obligation, the changes in plan assets and the funded status.

JOHNSON CONTROLS, INC.

		Pension
					Postretirement
	U.S. Plans		Non-U.S. Plans		Health and Other

In millions - September 30,	2003	2002	2003	2002	2003	2002

	In millions
Change in Benefit Obligation
Benefit obligation at beginning of year	$1,089.5	$972.4	$725.3	$701.7	$163.3	$160.9
Service cost	52.3	46.4	22.4	23.9	4.9	4.1
Interest cost	76.2	70.2	30.7	28.4	11.2	10.6
Amendments made during the year	—	1.4	(0.1)	—	1.4	—
Acquisitions	—	4.2	40.1	7.5	—	—
Settlement	—	—	(47.4)	—	—	—
Actuarial loss (gain)	88.9	34.7	83.8	(25.8)	14.3	1.4
Benefits paid	(43.2)	(39.8)	(33.2)	(29.6)	(19.0)	(13.4)
Currency translation adjustment	—	—	70.1	19.2	1.8	(0.3)
Curtailment loss	(0.3)	—	(0.1)	—	—	—

Benefit obligation at end of year	$1,263.4	$1,089.5	$891.6	$725.3	$177.9	$163.3

Change in Plan Assets
Fair value of plan assets at beginning of year	$840.1	$952.7	$404.6	$417.8	$—	$—
Actual return on plan assets	55.2	(78.7)	53.0	(34.0)	—	—
Acquisitions	—	4.0	—	—	—	—
Settlement	—	—	(30.4)	—	—	—
Employer and employee contributions	256.0	1.9	41.1	36.4	19.0	13.4
Benefits paid	(43.2)	(39.8)	(33.2)	(29.6)	(19.0)	(13.4)
Currency translation adjustment	—	—	36.8	14.0	—	—

Fair value of plan assets at end of year	$1,108.1	$840.1	$471.9	$404.6	$—	$—

Funded status	$(155.3)	$(249.4)	$(419.7)	$(320.7)	$(177.9)	$(163.3)
Unrecognized net transition (asset) obligation	(8.7)	(11.2)	0.4	0.5	—	—
Unrecognized net actuarial loss	350.1	223.2	118.6	64.8	14.6	3.1
Unrecognized prior service cost	9.1	10.9	1.0	1.0	(17.1)	(21.3)
Employer contributions paid between July 1 and September 30	0.3	0.7	0.7	0.8	—	—

Net accrued benefit cost recognized at end of year	$195.5	$(25.8)	$(299.0)	$(253.6)	$(180.4)	$(181.5)

Amounts recognized in the Statement of Financial Position consist of:
Prepaid benefit cost	$225.6	$44.4	$2.3	$8.3	$—	$—
Accrued benefit liability	(62.4)	(86.2)	(394.6)	(290.4)	(180.4)	(181.5)
Intangible asset	7.4	5.0	1.4	1.1	—	—
Accumulated other comprehensive income	24.9	11.0	91.9	27.4	—	—

Net amount recognized	$195.5	$(25.8)	$(299.0)	$(253.6)	$(180.4)	$(181.5)

Weighted Average Assumptions(1)
Discount rate	6.50%	7.00%	3.75%	4.00%	6.50%	7.00%
Expected return on plan assets(2)	8.75%	9.50%	5.00%	4.75%	N/A	N/A
Rate of compensation increase	4.00%	5.00%	3.00%	3.25%	N/A	N/A

(1)	Plan assets and obligations are determined based on a July 31 measurement date at September 30, 2003 and a June 30 measurement date at September 30, 2002 for U.S. plans and a September 30 measurement date at September 30, 2003 and 2002 for non-U.S. plans, utilizing assumptions as of those dates. Measurements of net periodic benefit cost are based on the assumptions used for the previous year-end measurements of assets and obligations.

(2)	The expected return on plan assets is based on the Company’s expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds.

The table that follows contains the components of net periodic benefit cost.

		Pension
								Postretirement
	U.S. Plans			Non-U.S. Plans				Health and Other

In millions - Year ended September 30,	2003	2002	2001	2003	2002	2001	2003	2002	2001

Components of Net Periodic Benefit Cost
Service cost	$52.3	$46.4	$39.9	$22.4	$23.9	$17.0	$4.9	$4.1	$4.4
Interest cost	76.2	70.2	65.7	30.7	28.4	18.9	11.2	10.6	10.9
Employee contributions	—	—	—	(3.1)	(2.9)	(0.6)	—	—	—
Expected return on plan assets	(94.5)	(100.2)	(96.7)	(20.0)	(21.6)	(13.4)	—	—	—
Amortization of transitional asset	(2.5)	(2.7)	(2.6)	0.1	(0.1)	—	—	—	—
Amortization of net actuarial loss (gain)	0.8	0.4	(2.9)	4.9	1.5	—	0.1	0.1	(0.2)
Amortization of prior service cost	1.8	1.8	1.7	0.1	0.2	0.4	(2.4)	(2.5)	(2.5)
Curtailment gain	(0.3)	(0.8)	—	(0.1)	—	—	—	(5.0)	—

Net periodic benefit cost	$33.8	$15.1	$5.1	$35.0	$29.4	$22.3	$13.8	$7.3	$12.6

Notes to Consolidated Statements continued

15.      Research and development

Expenditures for research activities relating to product development and improvement are charged against income as incurred. Such expenditures amounted to $929 million in 2003, $895 million in 2002 and $644 million in 2001.

A portion of the costs associated with these activities is reimbursed by customers, and totaled $445 million in 2003, $456 million in 2002 and $303 million in 2001.

16.     Income taxes

An analysis of effective income tax rates is shown below:

Year ended September 30,	2003	2002	2001

Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.3	2.4	2.7
Foreign tax expense at different rates and foreign losses without tax benefits	(0.3)	(1.7)	3.2
U.S. tax on foreign income	(4.4)	(1.5)	(1.0)
Reserve and valuation allowance adjustment	(1.7)	2.1	(1.9)
Goodwill amortization	—	—	2.1
Other	(0.9)	(1.7)	(1.4)

Effective income tax rate	31.0%	34.6%	38.7%

The effective income tax rate, adjusted as if SFAS No. 142, “Goodwill and Other Intangible Assets,” had been adopted October 1, 2000, was 36.6% for 2001. The rate is lower than that shown above due to the elimination of non-deductible goodwill amortization.

Components of the provision for income taxes were as follows:

In millions - Year ended September 30,	2003	2002	2001

Current
Federal	$163.9	$241.1	$134.6
State	31.9	28.7	24.3
Foreign	9.3	85.2	110.0

	205.1	355.0	268.9

Deferred
Federal	95.0	39.5	45.6
State	12.2	4.9	6.5
Foreign	15.5	(51.8)	14.5

	122.7	(7.4)	66.6
Provision for income taxes	$327.8	$347.6	$335.5

The provision for income taxes, adjusted as if SFAS No. 142, “Goodwill and Other Intangible Assets,” had been adopted October 1, 2000, was $342.9 million for 2001.

Consolidated domestic income before income taxes and minority interests was $979 million in 2003, $862 million in 2002 and $608 million in 2001. The corresponding amounts for foreign operations were $79 million in 2003, $144 million in 2002 and $259 million in 2001.

Income taxes paid during 2003, 2002 and 2001 were $305 million, $292 million and $205 million, respectively.

Domestic income taxes have not been provided on undistributed cumulative earnings of foreign subsidiaries of $560 million which are considered to be permanently invested. If undistributed earnings were remitted, foreign tax credits would substantially offset any resulting U.S. tax liability.

Deferred taxes were classified in the Consolidated Statement of Financial Position as follows:

In millions - September 30,	2003	2002

Other current assets	$174.7	$173.9
Other noncurrent assets	293.6	241.4
Accrued income taxes	—	(4.6)
Other noncurrent liabilities	(248.5)	(110.1)

Net deferred tax asset	$219.8	$300.6

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included:

In millions - September 30,	2003	2002

Deferred Tax Assets
Accrued expenses and reserves	$339.5	$357.8
Employee benefits	48.2	114.9
Net operating and other loss carryforwards	526.6	421.0
Other	—	17.7

	914.3	911.4
Valuation allowance	(472.1)	(352.2)

	442.2	559.2

Deferred Tax Liabilities
Property, plant and equipment	63.9	47.8
Long-term contracts	7.7	10.9
Joint ventures	13.9	11.8
Intangible assets	98.0	83.4
Other	38.9	104.7

	222.4	258.6

Net deferred tax asset	$219.8	$300.6

At September 30, 2003, the Company had available foreign net operating loss carryforwards of approximately $1,275 million, of which $519 million will expire at various dates between 2004 and 2018, and the remainder have an indefinite carryforward period. The valuation allowance represents loss carryforwards for which utilization is uncertain because it is unlikely that the losses will be utilized given the lack of sustained profitability and/or limited carryforward periods in certain countries.

17.     Contingencies

The Company is involved in a number of proceedings relating to environmental matters. At September 30, 2003, the Company had an accrued liability of approximately $62 million relating to environmental matters compared with $32 million one year ago. The increase involves environmental matters related to the Varta acquisition. The Company’s environmental liabilities do not take into consideration any possible

JOHNSON CONTROLS, INC.

recoveries of future insurance proceeds. Because of the uncertainties associated with environmental remediation activities, the Company’s future expenses to remediate the currently identified sites could be considerably higher than the accrued liability. Although it is difficult to estimate the liability of the Company related to these environmental matters, the Company believes that these matters will not have a materially adverse effect upon its capital expenditures, earnings or competitive position.

Additionally, the Company is involved in a number of product liability and various other suits incident to the operation of its businesses. Insurance coverages are maintained and estimated costs are recorded for claims and suits of this nature. It is management’s opinion that none of these will have a materially adverse effect on the Company’s financial position, results of operations or cash flows.

In 1989, Johnson Controls initiated an action in the Milwaukee County, Wisconsin Circuit Court, Johnson Controls, Inc. v. Employers Insurance of Wausau, which sought reimbursement under comprehensive general liability insurance policies dating from 1954 through 1985 for costs relating to certain environmental matters. In 1995, the Circuit Court dismissed the action based on the Wisconsin Supreme Court’s decision in City of Edgerton v. General Casualty Co. of Wisconsin. The Company twice appealed the case to the Court of Appeals and then petitioned the Wisconsin Supreme Court to review the lower courts’ judgments. The Supreme Court granted the petition and on July 11, 2003 overruled its decision in the Edgerton case and found that the comprehensive general liability insurance policies may provide coverage for environmental damages, subject to other available defenses. The Supreme Court’s decision remands the case to the Circuit Court for further consideration, where the merits of Johnson Controls’ various environmental claims will be determined.

In March 2002, an unfavorable verdict was rendered in a lawsuit involving a Mexican lead supplier. After a jury trial, a Texas trial court entered judgment against the Company in this matter and awarded damages to the plaintiff in the amount of approximately $22 million, plus interest and attorney fees. During fiscal 2003, the Company negotiated a settlement of this lawsuit.

18     Segment information

Business Segments The Company has two operating segments, the Automotive Group and the Controls Group, which also constitute its reportable segments. The Automotive Group designs and manufactures products for motorized vehicles. The segment supplies interior systems and batteries for cars, light trucks and vans. The Controls Group provides facility systems and services including comfort, energy and security management for the non-residential buildings market.

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

Financial information relating to the Company’s reportable segments is as follows:

In millions - Year ended September 30,	2003	2002	2001

Net Sales
Automotive Group	$17,070.0	$15,014.6	$13,620.5
Controls Group	5,576.0	5,088.8	4,806.7

Total	$22,646.0	$20,103.4	$18,427.2

Operating Income (As Reported)*
Automotive Group	$879.0	$862.8	$720.5
Controls Group	282.6	259.2	240.6

Total	$1,161.6	$1,122.0	$961.1

Assets (Year-end)
Automotive Group	$10,232.3	$8,470.6	$7,429.1
Controls Group	2,074.2	1,954.8	1,880.0
Unallocated	820.8	739.9	602.4

Total	$13,127.3	$11,165.3	$9,911.5

Depreciation/Amortization (As Reported)*
Automotive Group	$500.4	$457.6	$450.0
Controls Group	57.6	59.2	65.9

Total	$558.0	$516.8	$515.9

Capital Expenditures
Automotive Group	$628.3	$451.6	$549.6
Controls Group	36.1	44.6	71.9

Total	$664.4	$496.2	$621.5

*	The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective October 1, 2001 and accordingly no longer amortizes goodwill. Goodwill amortization included in 2001 was $59.5 million and $11.3 million for the Automotive Group and the Controls Group, respectively.

The Company has significant sales to the automotive industry. The following is a summary of the percentage of revenues from major customers:

Year ended September 30,	2003	2002	2001

DaimlerChrysler AG	11%	14%	14%
Ford Motor Company	11%	10%	11%
General Motors Corporation	15%	15%	14%

Approximately 56 percent of the Company’s 2003 net sales to these customers were in the United States, 31 percent were European sales and 13 percent were attributable to sales in other foreign markets. As of September 30, 2003, the Company had accounts receivable totaling approximately $1.1 billion from these customers.

Notes to Consolidated Statements continued

Geographic Segments Financial information relating to the Company’s operations by geographic area is as follows:

Net Sales
United States	$10,524.9	$10,146.4	$9,604.4
Germany	2,452.9	1,868.3	1,690.0
Other European countries	5,503.0	4,230.0	3,223.4
Other foreign	4,165.2	3,858.7	3,909.4

Total	$22,646.0	$20,103.4	$18,427.2

Long-Lived Assets (Year-end)
United States	$1,208.4	$1,147.6	$1,265.7
Germany	542.6	350.6	270.6
Other European countries	752.8	476.1	363.0
Other foreign	459.6	471.2	480.5

Total	$2,963.4	$2,445.5	$2,379.8

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of net property, plant and equipment.

19.     Subsequent Event (unaudited)

     On November 19, 2003, the Company’s Board of Directors declared a two-for-one stock split of the common stock payable January 2, 2004 to shareholders of record on December 12, 2003. This stock split will result in the issuance of approximately 90.6 million additional shares of common stock and will be accounted for by the transfer of approximately $15.1 million from capital in excess of par value to common stock. Pro forma earnings per share amounts on a post-split basis for the years ended September 30, 2003, 2002 and 2001 would be as follows:

			2001
Year ended September 30,	2003	2002	Adjusted**	As Reported

Earnings per share
Basic
As Reported	$7.56	$6.71	$6.14	$5.41
Pro forma*	$3.78	$3.35	$3.07	$2.71
Diluted
As Reported	$7.20	$6.35	$5.79	$5.11
Pro forma*	$3.60	$3.18	$2.89	$2.55

*	Pro forma amounts are unaudited and reflect the impact of the two-for-one stock split.

**	The adjusted information is presented as if SFAS No. 142, “Goodwill and Other Intangible Assets,” had been adopted October 1, 2000. Results have been adjusted to exclude goodwill amortization expense of $70.8 million and the related income tax effect.

Information presented in the Consolidated Financial Statements, related notes and Five Year Summary have not been restated to reflect the two-for-one stock split.

Report of Management

Johnson Controls management has primary responsibility for the Consolidated Financial Statements and other information included in this annual report and for ascertaining that the data fairly reflect the Company’s financial position and results of operations. The Company prepared the Consolidated Financial Statements in accordance with generally accepted accounting principles appropriate in the circumstances, and such statements necessarily include amounts that are based on best estimates and judgments with appropriate consideration given to materiality.

The Company’s system of internal control is designated to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management’s authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by a careful selection and training of qualified personnel, a proper division of responsibilities, and dissemination of written policies and procedures. An internal audit program monitors the effectiveness of this control system.

The Audit Committee of the Board of Directors consists entirely of directors who are not employees of the Company. The Audit Committee reviews audit plans, internal controls, financial reports and related matters and meets regularly with the internal auditors and independent auditors, both of whom have open access to the Committee.

PricewaterhouseCoopers LLP, independent auditors, audited the Company’s Consolidated Financial Statements and issued their opinion.

John M. Barth	Stephen A. Roell
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and Shareholders of
Johnson Controls, Inc.

In our opinion, the statements appearing on pages 23 through 40 of this report present fairly, in all material respects, the financial position of Johnson Controls, Inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective October 1, 2001.

Milwaukee, Wisconsin
October 21, 2003

JOHNSON CONTROLS, INC.

Five Year Summary

In millions, except per share data - Year ended September 30,	2003	2002	2001	2000(1)	1999(2)

Operating results
Net sales	$22,646.0	$20,103.4	$18,427.2	$17,154.6	$16,139.4
Operating income (As Reported)	$1,161.6	$1,122.0	$961.1	$965.0	$854.9
Operating income (Adjusted)*	$1,161.6	$1,122.0	$1,031.9	$1,031.5	$923.3
Net income (As Reported)	$682.9	$600.5	$478.3	$472.4	$419.6
Net income (Adjusted)*	$682.9	$600.5	$541.7	$531.3	$479.6
Earnings per share (As Reported)
Basic	$7.56	$6.71	$5.41	$5.40	$4.78
Diluted	$7.20	$6.35	$5.11	$5.09	$4.48
Earnings per share (Adjusted)*
Basic	$7.56	$6.71	$6.14	$6.09	$5.48
Diluted	$7.20	$6.35	$5.79	$5.73	$5.13
Return on average shareholders’ equity(3)	18%	19%	17%	20%	18%
Capital expenditures	$664.4	$496.2	$621.5	$546.7	$514.0
Depreciation	$537.8	$499.4	$433.7	$385.3	$363.2
Number of employees	118,000	111,000	112,000	105,000	95,000
Financial position
Working capital	$36.2	$140.0	$(35.7)	$(232.8)	$(418.1)
Total assets	$13,127.3	$11,165.3	$9,911.5	$9,428.0	$8,614.2
Long-term debt	$1,776.6	$1,826.6	$1,394.8	$1,315.3	$1,283.3
Total debt	$2,354.9	$1,971.8	$1,820.0	$1,822.8	$1,855.1
Shareholders’ equity	$4,261.3	$3,499.7	$2,985.4	$2,576.1	$2,270.0
Total debt to total capitalization	36%	36%	38%	41%	45%
Book value per share	$46.45	$38.71	$33.43	$29.39	$26.12
Common share information
Dividends per share	$1.44	$1.32	$1.24	$1.12	$1.00
Market prices
High	$100.87	$93.20	$81.70	$70.81	$76.69
Low	$69.10	$64.05	$46.44	$45.81	$40.50
Weighted average shares (in millions)
Basic	89.4	88.4	86.8	85.7	85.1
Diluted	94.6	94.1	93.0	91.9	92.1
Number of shareholders	55,823	57,551	59,701	63,863	64,228

*	The adjusted information is presented as if SFAS No. 142, “Goodwill and Other Intangible Assets,” had been adopted October 1, 1998. Results have been adjusted to exclude goodwill amortization expense of $70.8 million, $66.5 million and $68.4 million in fiscal years 2001, 2000 and 1999, respectively, and the related income tax effect, if applicable.

(1)	Amounts presented in the “Financial position” section include the effect of the September 1, 2000 acquisition of Ikeda Bussan Co. Ltd. (Ikeda). Operating results of Ikeda for September 2000, which were not material, have not been included in the amounts presented in the “Operating results” section.

(2)	Results include a gain on the sale of the Automotive Group’s Industrial Battery Division, net of a loss related to the disposal of a small Controls Group operation in the United Kingdom, of $54.6 million ($32.5 million or $.38 per basic share and $.35 per diluted share, after-tax).

(3)	Return on average shareholders’ equity (ROE) represents income from continuing operations divided by average equity. In calculating ROE, income from continuing operations for 1999 excludes the net gain on sale and disposal of businesses.